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As filed with the Securities and Exchange Commission on March 6, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:

Sasol Limited
(Exact name of registrant as Specified in its Charter)

Republic of South Africa
(Jurisdiction of Incorporation or Organization)

1 Sturdee Avenue, Rosebank 2196
Republic of South Africa
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares	New York Stock Exchange
Ordinary Shares of no par value*	New York Stock Exchange

*
Listed on the New York Stock Exchange not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

609,011,576 Ordinary Shares of no par value

        Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

Yes ☐        No ☒

        Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐        Item 18 ☒

i

ITEM 9.	THE OFFER AND LISTING		129
	9.A	Offer and Listing Details	129
	9.B	Plan of Distribution	129
	9.C	Markets	129
	9.D	Selling Shareholders	129
	9.E	Dilution	129
	9.F	Expenses of the Issue	129
ITEM 10.	ADDITIONAL INFORMATION		130
	10.A	Share Capital	130
	10.B	Memorandum and Articles of Association	130
	10.C	Material Contracts	135
	10.D	Exchange Controls	136
	10.E	Taxation	137
	10.F	Dividends and Paying Agents	141
	10.G	Statement by Experts	141
	10.H	Documents on Display	141
	10.I	Subsidiary Information	141
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		142
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		145
	12.A	Debt Securities	145
	12.B	Warrants and Rights	145
	12.C	Other Securities	145
	12.D	American Depositary Shares	145
PART II			151
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		151
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		151
ITEM 15.	CONTROLS AND PROCEDURES		151
ITEM 16.	[RESERVED]		151
PART III			152
ITEM 17.	FINANCIAL STATEMENTS		152
ITEM 18.	FINANCIAL STATEMENTS		152
ITEM 19.	EXHIBITS		152
GLOSSARY OF TERMS			G-1
LOCATION MAPS			M-1

ii

PRESENTATION OF INFORMATION

        We are incorporated in South Africa as a public company under South African law. Our consolidated financial statements included in our corporate filings in South Africa were prepared in accordance with South African Generally Accepted Accounting Practice for all periods up to 25 June 1999 and in accordance with International Accounting Standards, or IAS, for the financial years ended 25 June 2000, 25 June 2001 and 30 June 2002.

        For purposes of this registration statement on Form 20-F, we have prepared our consolidated financial statements in accordance with United States Generally Accepted Accounting Principles, or US GAAP. Our consolidated financial statements for each of the financial years ended 25 June 2001 and 30 June 2002 have been audited by KPMG Inc., independent accountants.

        As used in this Form 20-F:

  •
  "Rand" or "R" means the currency of the Republic of South Africa;
  •
  "US dollars", "dollars", "US$" or "$" means the currency of the United States;
  •
  "euro" means the common currency of the member states of the European Monetary Union;
  •
  "GBP" means British Pound, the currency of the United Kingdom;
  •
  "JPY" means Japanese Yen, the currency of Japan;
  •
  "SGD" means Singapore Dollar, the currency of Singapore;
  •
  "CHF" means Swiss Franc, the currency of Switzerland; and
  •
  "AUD" means Australian Dollar, the currency of Australia.

        We present our financial information in Rand, which is our reporting currency. Solely for your convenience, this Form 20-F contains translations of certain Rand amounts into US dollars at specified rates. These Rand amounts do not actually represent such US dollar amounts, nor could they necessarily have been converted into US dollars at the rates indicated. Unless otherwise indicated, Rand amounts have been translated into US dollars at the rate of R8.12 per US$1.00, which was the noon buying rate for customs purposes of the Rand, as reported by the Federal Reserve Bank of New York on 20 February 2003.

        All references in this Form 20-F to "years" refer to the financial years ended on June 25 with respect to the financial year 2001 and to previous financial years and on June 30 with respect to the financial year 2002 and to subsequent financial years, unless otherwise stated.

        All references in this Form 20-F to billions are to thousands of millions.

        All references in this Form 20-F to the "Group" are to Sasol Limited, its group of subsidiaries and its interests in associates and joint ventures. All references in this Form 20-F to "us", "we", "the Company", or "Sasol" are to Sasol Limited or the companies comprising the Group, as the context may require.

        All references in this Form 20-F to "South Africa" and "the government" are to the Republic of South Africa and its government. All references to the "JSE Securities Exchange" are to the JSE Securities Exchange, South Africa. All references to "SARB" refer to the South African Reserve Bank and all references to "PPI" refer to the Producer Price Index, which is used to measure inflation in South Africa. All references to "GTL" refer to the Gas-To-Liquids technology and all references to "ton" or "tons" refer to the metric ton or tons, respectively.

        Certain industry terms used in this Form 20-F are defined in the Glossary of Terms.

        Unless otherwise stated, presentation of financial information in this registration statement on Form 20-F will be under US GAAP. Our discussion of business segment results follows the basis on which management measures business segment performance. Presentation of business segment results on a management basis differs from US GAAP in certain respects. For more information on the reconciliation of segment turnover and operating profit see Note 3 to our consolidated financial statements.

FORWARD-LOOKING STATEMENTS

        We may from time to time make written or oral forward-looking statements, including in this Form 20-F, in other filings with the United States Securities and Exchange Commission, in reports to shareholders and in other communications. These statements may relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to:

  •
  statements regarding our future results of operations and financial condition and regarding future economic performance;

  •
  statements of our plans, objectives or goals, including those related to products or services;

  •
  statements regarding future competition in the South African and international industries and markets for our products;

  •
  statements regarding our existing or anticipated investments, including the Mozambique natural gas project, the GTL projects in Qatar and Nigeria and other investments;

  •
  statements regarding future development in legal and regulatory matters, including initiatives for the economic empowerment of historically disadvantaged South Africans;

  •
  statements regarding our Main Supply and Blue Pump Agreements and our plans to enter the South African retail market for liquid fuels;

  •
  statements regarding changes in the refinery gate fuel pricing mechanism in South Africa and their effects on fuel prices and our operating results and profitability;

  •
  statements regarding our current or future products and anticipated customer demand for these products; and

  •
  statements of assumptions underlying such statements.

        Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavor" and "project" and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.

        By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialize, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated in this Form 20-F. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include among others:

  •
  the outcomes in developing regulatory matters and the effect of changes in regulation and government policy;

  •
  the political, social and economic conditions and developments in South Africa and other countries in which we operate;

  •
  our ability to improve results despite unusual levels of competitiveness;

  •
  our ability to maintain key customer relations in important markets;

  •
  growth in significant developing areas of our business;

  •
  changes in international prices of crude oil and chemical products and in currency rates;

  •
  our success in continuing technological innovation; and

  •
  our success at managing the risks of the foregoing.

        The foregoing list of important factors is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

        We are a public company incorporated under the laws of South Africa. All of our directors and officers named in this registration statement reside outside the United States, principally in South Africa. You may not be able, therefore, to effect service of process within the United States upon those directors and officers with respect to matters arising under the federal securities laws of the United States.

        In addition, substantially all of our assets and the assets of our directors and officers are located outside the United States. As a result, you may not be able to enforce against us or our directors and officers judgments obtained in U.S. courts predicated on the civil liability provisions of the federal securities laws of the United States.

        A foreign judgment is not directly enforceable in South Africa, but constitutes a cause of action which will be enforced by South African courts provided that:

  •
  the court which pronounced the judgment has jurisdiction to entertain the case according to the principles recognized by South African law with reference to the jurisdiction of foreign courts;

  •
  the judgment is final and conclusive, that is, it cannot be altered by the court which pronounced it;

  •
  the judgment has not been prescribed;

  •
  the recognition and enforcement of the judgment by South African courts would not be contrary to public policy, including observance of the rules of natural justice which require that the documents initiating the proceeding were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial before an impartial tribunal;

  •
  the judgment was not obtained by fraudulent means;

  •
  the judgment does not involve the enforcement of a penal or revenue law; and

  •
  the enforcement of the judgment is not otherwise precluded by the provisions of the Protection of Businesses Act 99 of 1978, as amended, of the Republic of South Africa.

        It is the policy of South African courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the South African legal system, that does not mean that such awards are necessarily contrary to public policy. Whether a judgment was contrary to public policy depends on the facts of each case. Exorbitant, unconscionable, or excessive awards will generally be contrary to public policy. South African courts cannot enter into the merits of a foreign judgment and cannot act as a court of appeal or review over the foreign court. South African courts will usually implement their own procedural laws and, where an action based on an international contract is brought before a South African court, the capacity of the parties to the contract will usually be determined in accordance with South African law. It is doubtful whether an original action based on United States federal securities law can be brought before South African courts. A plaintiff who is not resident in South Africa may be required to provide security for costs in the event of proceedings being initiated in South Africa. Furthermore the Rules of the High Court of South Africa require that documents executed outside South Africa must be authenticated for the purpose of use in South Africa.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

1.A    Directors and Senior Management

Name	Business Address	Function
Elisabeth le Roux Bradley	Wesco House, 10 Anerley Road, Parktown 2193, South Africa	Non-Executive Director
Warren Alexander Morten Clewlow	Barlow Park, Katherine Street, Sandton 2196, South Africa	Non-Executive Director
Brian Patrick Connellan	114 Dennis Road, Atholl Gardens, Sandton 2196, South Africa	Non-Executive Director
Pieter Vogel Cox	1 Sturdee Avenue, Rosebank 2196, South Africa	Deputy Chairman & Chief Executive
Lawrence Patrick Adrian Davies	1 Sturdee Avenue, Rosebank 2196, South Africa	Executive Director
Jan Hendrik Fourie	1 Sturdee Avenue, Rosebank 2196, South Africa	Executive Director
Ralph Havenstein	1 Sturdee Avenue, Rosebank 2196, South Africa	Executive Director
Paul du Plessis Kruger	1 Sturdee Avenue, Rosebank 2196, South Africa	Non-Executive Chairman
Sam Montsi	9 Glastonbury Drive, Bishopscourt 7700, South Africa	Non-Executive Director
Trevor Stewart Munday	1 Sturdee Avenue, Rosebank 2196, South Africa	Executive Director
Jürgen Schrempp	Daimler-Chrysler AG, Epplestrasse 225, 70567 Stuttgart, Germany	Non-Executive Director
Conrad Barend Strauss	Standard Bank Group Limited, Standard Bank Centre, 5 Simmonds Street, 9th Floor, Johannesburg 2001, South Africa	Non-Executive Director

1.B    Advisers

Principal Legal Advisers

Shearman & Sterling
9 Appold Street
London EC2A 2AP
United Kingdom

Edward Nathan & Friedland (Pty) Limited
4th Floor, The Forum
2 Maude Street
Sandown
Sandton 2196
South Africa

1.C    Auditors

Auditors of Sasol Limited

KPMG Inc.
85 Empire Road
Parktown 2196
Johannesburg
South Africa

Members of the South African Institute of Chartered Accountants and Public Accountants' and Auditors' Board of South Africa.

Auditors of Sasol Chemical Holdings International (Pty) Limited (including Sasol Chemie GmbH & Co. KG)

PricewaterhouseCoopers GmbH
New-York-Ring 13
22297 Hamburg
Germany

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable

ITEM 3.    KEY INFORMATION

3.A    Selected Financial Data

        The following information should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the consolidated financial statements, the accompanying Notes and other financial information included in this registration statement on Form 20-F.

        The US GAAP financial data set forth below has been derived from the audited financial statements for the years ended and as at 30 June 2002 and 25 June 2001 included in this Form 20-F which have been prepared in accordance with US GAAP. The IAS financial data set forth below for the years ended and as at 30 June 2002, 25 June 2001 and 25 June 2000 has been derived from audited financial statements prepared in accordance with IAS. The IAS financial data set forth below for the year ended and as at 25 June 2000, 1999 and 1998 is not available under US GAAP. In addition, the IAS financial data set forth below for the years ended and as at 25 June 1999 and 1998 and all financial data prior to this date was not previously prepared under IAS and has not been audited; it has been derived from audited financial statements prepared under South African Generally Accepted Accounting Practice and was converted to comply with IAS for purposes of this registration statement on Form 20-F.

	Year ended
	25 June 1998	25 June 1999	25 June 2000	25 June 2001	30 June 2002	30 June(1) 2002

	(Rand)	(Rand)	(Rand)	(Rand)	(Rand)	(US$)
	(in millions, except earnings and dividends per share and number of shares)
Income Statement
Data:
IAS
Turnover	16,666	19,180	25,762	41,289	61,578	7,583
Operating profit	3,214	3,578	6,292	10,773	14,895	1,834
Income before tax	3,375	3,649	6,109	10,519	14,293	1,760
Earnings attributable to shareholders	2,159	2,407	4,096	7,025	9,496	1,169
US GAAP
Turnover	—	—	—	37,636	55,667	6,856
Operating profit	—	—	—	10,230	14,224	1,752
Income before tax	—	—	—	10,274	14,178	1,746
Earnings attributable to shareholders	—	—	—	6,952	9,434	1,162
Per share information (cents)
IAS
Basic earnings per share	357	397	620	1,120	1,550	191
Diluted earnings per share	326	363	620	1,107	1,519	187
Dividends per share	147	151	220	320	450	55
US GAAP
Basic earnings per share	—	—	—	1,108	1,540	190
Diluted earnings per share	—	—	—	1,095	1,509	186
Weighted average shares in issue:
Average shares outstanding—basic (in millions)	605.0	605.8	604.4	627.3	612.5	—
Average shares outstanding—diluted (in millions)	661.4	662.2	660.8	634.7	625.0	—
Balance Sheet data
IAS
Total assets	23,777	24,575	29,665	50,075	63,857	7,864
Total shareholders' equity	13,992	16,033	17,715	22,217	30,070	3,703
Share capital	1,533	1,543	1,559	2,630	2,706	333
US GAAP
Total assets	—	—	—	51,158	62,493	7,696
Total shareholders' equity	—	—	—	23,658	30,944	3,811
Share capital	—	—	—	2,648	2,772	341

(1)
Translations into US dollars in this table are for convenience only and are computed at the noon buying rate of the Federal Reserve Bank of New York on 20 February 2003 of R8.12 per US dollar.

  Exchange rate information

        The following table sets forth certain information as published by the Federal Reserve Bank of New York with respect to the Noon Buying Rate of US dollars in terms of Rand for the years shown:

Rand per US dollar for the year or month	Average(1)	High	Low
1998	4.94	6.46	4.54
1999	6.04	6.64	5.49
2000	6.33	7.18	5.99
2001	7.64	8.16	6.79
2002	10.20	13.60	8.23
August 2002	—	10.90	10.24
September 2002	—	10.74	10.48
October 2002	—	10.53	10.00
November 2002	—	9.98	9.25
December 2002	—	9.27	8.59
January 2003	—	9.05	8.44

(1)
The average of the noon buying rates on the last day of each month during the year.

3.B    Capitalization and Indebtedness

        You should read this information together with "Item 5. Operating and Financial Review and Prospects" and the consolidated financial statements, the accompanying Notes and other financial information included in this registration statement on Form 20-F.

        The following table sets forth our capitalization and short-term debt on an actual basis as of 30 June 2002 and 31 January 2003. The change in capitalization and short-term debt since the year end is attributable to a draw-down on our revolving credit facility and the issue of additional commercial paper. This has resulted in an increase in our total short-term debt and bank overdraft.

	30 June 2002	31 January 2003

	(Rand in millions)
Short-term debt and bank overdraft
Guaranteed debt	1,515	4,434
Secured debt	550	873
Unsecured debt	1,870	2,038

Total short-term debt and bank overdraft	3,935	7,345
Long-term debt, net of current portion
Guaranteed debt	841	936
Secured debt	4,416	3,681
Unsecured debt	167	192

Long-term debt, net of current portion	5,424	4,809
Shareholders' equity
Share capital and share premium: 1,175,000,000 authorized ordinary shares of no par value	2,772	2,857
Shares in issue and outstanding: 666,868,725 (31 January 2003—668,236,425)
Treasury shares: 57,857,149 (31 December 2002—58,901,477)	(3,429)	(3,542)
Retained earnings (net of dividends)	29,961	32,911
Accumulated other comprehensive income	1,640	600

Total shareholders' equity	30,944	32,826

Total	40,303	44,980

3.C    Reasons for the Offer and Use of Proceeds

        Not applicable.

3.D    Risk Factors

Volatility in the Rand to US dollar exchange rate may adversely affect our business, operating results, cash flows and financial condition.

        The Rand is our principal operating currency. However, a large part of our Group's turnover is denominated in US dollars and some part in euro, derived either from exports from South Africa or from our manufacturing and distribution operations outside South Africa. Also, a significant part of our revenues is determined by the US dollar, as petroleum prices in general and the price of most petroleum and chemical products in South Africa are based on global commodity and benchmark prices which are quoted in US dollars. Hence, a large part of our Group sales (approximately 90%) is denominated in US dollars or influenced by the underlying global commodity and benchmark prices which are quoted in US dollars, while about one third of our costs are Rand denominated. Furthermore, a significant part of our capital expenditure is also US dollar-denominated, as it is directed to investments outside South Africa. The rate of change in the PPI has been for many years above the rate of inflation in the United States. This, among other factors, has resulted in a concomitant decline in the value of the Rand against the US dollar. In recent years, the Rand has steadily depreciated against the US dollar, moving as an average rate from 6.33 in 2000 to 7.64 in 2001 and 10.20 in 2002. However, since June 2002, the Rand has grown stronger against the US dollar, mainly due to a general depreciation of the US dollar, reaching R8.12 on 20 February 2003. Over this period, the exchange rate has been particularly volatile and we expect this volatility to continue in the foreseeable future.

        In addition, although the exchange rate of the Rand is primarily market-determined, its value at any time may not be an accurate reflection of the underlying value of the Rand, due to the potential effect of exchange controls. For more information regarding exchange controls in South Africa see "Item 10.D Exchange Controls".

        Prior trends in our sales and profits have been significantly positively impacted by the Rand's decline against the US dollar. See "Item 5.A Operating Results—Company and Business Overview—Exchange rate volatility". This positive impact may be less significant in future periods, if the Rand's decline lessens or stabilizes and would reverse to a negative impact, should the Rand appreciate against the dollar. In particular, we expect the recent appreciation of the Rand to have a negative impact on our profits for the year 2003.

Volatility in crude oil and petroleum products prices may adversely affect our business, operating results, cash flows and financial condition.

        Market prices for crude oil and petroleum products may fluctuate as they are subject to local and international supply and demand fundamentals and factors over which we have no control. Worldwide supply conditions and the price levels of crude oil may be significantly influenced by international cartels, which control the production of a significant proportion of the worldwide supply of crude oil, and by political developments, especially in the Middle East. Other factors which may influence the aggregate demand and, hence, affect the markets and prices for petroleum products in regions where we procure our products from and/or market these products, may include changes in economic conditions, the price and availability of substitute fuels, changes in product inventory, product specifications and other factors. In recent years, prices for petroleum products have fluctuated widely. In recent months, the price of crude oil has risen significantly, particularly due to the unstable political conditions in the Persian Gulf and the threat of war between the United States and Iraq, which we believe will result in continued volatility in the derived crude oil price in the foreseeable future, as well as due to recent developments in Venezuela.

        A substantial proportion of our turnover is derived from sales of petroleum and petrochemical products. Through our equity participation in the Natref crude oil refinery, we are exposed to fluctuations in refinery margins resulting from differing fluctuations in international crude oil and petroleum product prices. We are also exposed to changes in absolute levels of international petroleum product prices through our synfuels operations. Fluctuations in international crude oil prices affect our results mainly through their effects on the In-Bond Landed Cost (IBLC) price formula currently in place for the calculation of the refinery gate price of fuel in South Africa. See "Item 4.B Business Overview—Sasol Synfuels" and "Sasol Oil and Gas—Sasol Oil". Furthermore, prices of petrochemical products are also affected by volatility in crude oil prices. Volatility and, in particular, decreases in the price of crude oil and petroleum products can have a material adverse effect on our business, operating results, cash flows and financial condition.

        Following an agreement reached between the South African oil industry and the government, a new Basic Fuel Price (BFP) mechanism will be implemented with effect from 2 April 2003, replacing the IBLC formula. The BFP formula will be based on international fuel products spot prices in order to simulate more accurately the movements of the international products market. See "Item 4.B Business Overview—Sasol Oil". We cannot calculate a fixed differential or a direct correlation between the two pricing mechanisms and at any given point in time the BFP formula may result in lower or higher fuel prices, depending on the timing of adjustments to its various components. Based on our experience over the five recent years, we believe that the adoption of the BFP formula may in the calendar year 2003 result in a reduction of between R0.04 and R0.05 per litre in the current IBLC-based fuel price of R2.13 per litre. We expect that this reduction may adversely affect our profits in the year to end on 30 June 2004 by between 2% to 3%.

        We use hedging instruments to protect against short-term US dollar price volatility affecting the acquisition cost of our crude oil needs, including the Rand to US dollar exchange rate fluctuations. While the use of these instruments may provide some protection against short-term volatility in crude oil prices, it does not protect against differing trends in crude oil and petroleum product prices.

Cyclicality in petrochemical product prices may adversely affect our operating results and cash flows.

        The market for chemicals and especially polymers is cyclical. Typically, higher demand during peaks in the industry business cycles leads producers to increase their production capacity. Although peaks in the business cycle have been characterized by increased selling prices and higher operating margins, in the past such peaks have led to overcapacity and supply exceeding demand growth. Low periods in the business cycle are then characterized by decreasing prices and excess capacity, which can depress operating margins and may result in operating losses. We believe that some areas within the chemicals industry currently show overcapacity with the possibility of further capacity additions in the next few years. We cannot assure you that future growth in demand will be sufficient to absorb current overcapacity or future capacity additions without downward pressure on prices of chemical products. Such pressure may have a material adverse effect on our operating results and cash flows.

We may not be able to exploit technological advances quickly and successfully.

        Most of our operations, including the gasification of coal and the manufacture of synthetic fuels (synfuels) and petrochemical products, are highly dependent on the use of advanced technological methods. The use of the appropriate advanced technological procedures can affect, among other things, the competitiveness of our products, the safety of our personnel and facilities, the continuity of our operations, our feedstock requirements and the capacity and efficiency of our production.

        We believe that new technologies may emerge and that existing technologies may be further developed in the fields in which we operate. Unexpected rapid changes in employed technologies that affect our operations and product range could render the technologies we utilize obsolete or less competitive in the future. Difficulties in accessing new technologies may impede us from implementing them and competitive pressures may force us to implement these new technologies at a substantial cost. Examples of new technologies which may in the future affect our business include the following:

  •
  The development and commercialization of non-hydrocarbon-dependent energy supply technologies, including the further development of fuel cells or the large scale broadening of the application of electricity to drive motor vehicles, may be disruptive to the use of hydrocarbon and refined crude oil-derived fuels.

  •
  The development of improved fuels from a crude oil base with equivalent properties to that of Fischer-Tropsch derived fuels may erode the competitive advantage of Fischer-Tropsch fuels.

  •
  The development of nano-catalysis technologies, which manipulate catalyst performance to result in high selectivity and high purity chemical products, may render the use of our mixed feed stream catalytic-based production processes outdated.

  •
  The development of new application technologies in the co-monomer field (octene, hexene, heptene) may be disruptive to the marketing of our core chemical product range.

        We cannot predict the effect of these or other technological changes on our business or on our ability to provide competitive products. Our ability to meet the competition will depend on our timely and cost-effective implementation of new technological advances. It will also depend on our success in commercializing these advances in spite of competition we face by patents registered by our competitors. If we are unable to implement new technologies in a timely or cost-efficient basis or penetrate new markets in a timely manner in response to changing market conditions or customer requirements, we could experience a material adverse effect on our business, operating results, cash flows and financial condition.

Our Gas-to-Liquids projects may not prove sufficiently viable or as profitable as planned.

        We are currently developing a number of GTL projects in Qatar and Nigeria, in addition to considering opportunities for further GTL investments in other areas of the world. The development of these projects, either solely or through our joint venture with ChevronTexaco, is a capital-intensive process and requires us to commit significant capital expenditure and devote considerable management resources in utilizing our existing experience and know-how, especially in connection with Fischer-Tropsch synthesis technologies. See "Item 4.B Business Overview—Other Activities—Gas-to-Liquids—Sasol Synfuels International". This process and its products may also give rise to patent risks in connection with the use of our GTL technology. See below, "Patent competition may adversely affect our products or processes".

        We consider the development of our GTL projects a major part of our strategy for future growth in the international fuel industry and believe that GTL fuels will in time develop to become an efficient and widely used alternative to conventional diesel fuel. In assessing the viability of our GTL projects, we make a number of assumptions relating to specific variables, mainly including:

  •
  prices of crude oil, petroleum products and gas;

  •
  fluctuations in the exchange rate of the US dollar against the Rand;

  •
  fluctuations in interest rates;

  •
  various operating costs;

  •
  catalyst lifetime;

  •
  conditions in the countries in which we invest, including factors relating to political, social and economic conditions; and

  •
  the extent of available gas reserves.

        Significant variations in any one or more of the above factors beyond our control, or any other relevant factor, may adversely affect the profitability or even the viability of our GTL investments. Should we not be successful in the development of our GTL projects, we may be required to write off significant capital expenditures devoted to them, while we may need to redirect our strategy for future growth. In view of the resources invested in these projects and their importance to our growth strategy, problems we may experience as a result of these factors may have a material adverse effect on our operating results and financial condition and opportunities for future growth.

Termination of the Main Supply and Blue Pump Agreements may adversely affect our fuel sales and profitability.

        We are party to the Main Supply and Blue Pump Agreements, which form a series of long-term supply agreements with the major oil companies operating in South Africa, under which oil companies purchase certain of our petroleum products up to a maximum of 7,740 million liters per year. As a result, we sell almost 90% of our petroleum output to these oil companies under the Main Supply Agreements. Moreover, we are not allowed to market liquid fuels directly to the retail market in South Africa, with the exception of the so-called "Blue Pumps", which are Sasol-branded fuel pumps supplying our own fuels, located in service stations of other oil companies in designated regions. The Main Supply and Blue Pump Agreements are due to terminate in December 2003, pursuant to a notice of termination filed by our company in 1998. For a more detailed discussion of the Main Supply and Blue Pump Agreements and the potential results of their termination, see "Item 4.B Business Overview—Sasol Oil and Gas—Sasol Oil".

        Following termination of the agreements, we intend to conclude new arrangements with the oil companies, which we are already negotiating, to supply their petroleum products requirements in certain geographic areas. We believe that, in time, we should be successful in selling a portion (albeit lower) of our aggregate petroleum output to the oil companies under these arrangements. Furthermore, as a result of the termination of the agreements, the restrictions on our ability to market our petroleum products directly to the South African retail market and to industry customers will expire. We are already developing a service station network with a view to accessing the retail market in South Africa with our own Sasol brand as of 2004, and, in order to enhance the profitability of this network, we intend to concentrate on developing high volume stations in growth areas.

        Nonetheless, we cannot assure you that our negotiations with the oil companies will result in beneficial arrangements. We cannot assure you that we will be successful in competition with the oil companies' established service station networks, or in optimizing the configuration of our network, or in selling the balance of our non-committed petroleum product directly to the wholesale or retail markets. Failure to meet any of these objectives may have a material adverse effect on our business, operating results, cash flows and financial condition.

There are risks relating to South Africa that could adversely affect our business, operating results, cash flows and financial condition.

        We are a South African company. About half of our operations are located and over 40% of our sales are generated in South Africa. As a result, we are subject to a certain extent to the uncertainties of the political, economic and regulatory environment of the country.

        The changing political and social environment.    South Africa has faced a rapidly changing political environment since the democratic elections of 1994, when over forty years of National Party rule came to an end. It now faces a series of social, political and economic challenges which may adversely affect our business, operating results, cash flows and financial condition. The country is experiencing high levels of unemployment and crime and is still facing the risk of political and social instability. There are significant differences in the level of economic and social development among its people, with large parts of the population not having access to proper education, healthcare, housing and other services, including electricity. Furthermore, the country faces problems relating to lack of transportation, telecommunications and other infrastructure. These problems have impeded fixed inward investment into South Africa, prompted emigration of skilled workers and may in the future have an adverse impact on productivity.

        High inflation and interest rates.    The economy of South Africa has been, and may in the future be, characterized by high rates of inflation and high interest rates. High rates of inflation could increase our South African-based costs and decrease our operating margins. High interest rates could adversely affect our ability to obtain cost-effective debt financing in South Africa. For further information on interest rates and inflation, see "Item 5.A Operating Results—Company and Business Overview—The South African economic, political, and regulatory environment."

        Exchange control regulation.    South African law provides for exchange control regulations which restrict the export of capital from the Common Monetary Area, which includes South Africa, subject to SARB dispensation. These regulations also affect our ability to borrow funds from non-South African sources for use in South Africa or repay these funds from South Africa and, in some cases, our ability to guarantee the obligations of our subsidiaries with regard to these funds. These restrictions have affected the manner in which we have financed our acquisitions outside South Africa and the geographic distribution of our debt. See "Item 10.D Exchange Controls" and "Item 5.B Liquidity and Capital Resources".

        Unionized labor force.    Most of South Africa's major industries are unionized, and the majority of employees belong to trade unions. In the past, trade unions have had a significant impact on the collective bargaining process as well as on social and political reform in South Africa in general. It is uncertain whether labor disruptions will be used to advocate labor, political or social causes in the future. Approximately 54% of our labor force in South Africa belong to unions. Although in recent years we have not experienced significant labor disruptions, we cannot assure you that such labor disruptions could not occur in the future.

        Regional instability.    There has been regional, political, and economic instability in the countries surrounding South Africa. Such political or economic instability in neighboring countries could affect the social, political and economic conditions in South Africa, and this could have a negative impact on our ability to manage our operations in the country.

Initiatives for the empowerment of historically disadvantaged South Africans and other related initiatives and legislation may have an adverse impact on our business and financial condition.

        As part of an initiative of the government of South Africa to reinforce the participation of historically disadvantaged South Africans in the country's economy, in November 2000, we became party to an agreement with the government and the liquid fuels industry (the Liquid Fuels Charter) which requires us, together with other companies in the industry, to allow and facilitate participation of historically disadvantaged South Africans in our liquid fuels business. See "Item 4.B Business Overview—Sasol Oil and Gas—Sasol Oil" and "—Empowerment of Historically Disadvantaged South Africans".

        The Liquid Fuels Charter requires us to ensure that historically disadvantaged South Africans hold at least 25% equity ownership of our liquid fuels business by the year 2010. We cannot assure you that this participation will take place through transactions occurring at fair market terms and that this will not have a material adverse effect on our business, operating results, cash flows and financial condition. It is not currently known what financing arrangements will ultimately be put in place to support these transactions and we cannot assure you that we will not be required to participate in these arrangements or support them with our own credit or assets.

        Under the South African Employment Equity Act, we have an obligation to promote equal opportunity and fair treatment in employment by eliminating unfair discrimination and to implement affirmative action measures to address employment disadvantages experienced by designated groups in order to ensure the equitable representation in all occupational categories and levels in our work force. We will incur costs in implementing these processes. We have not yet quantified these costs and we cannot assure you that these costs will not have a material adverse effect on our operating results and financial condition. See "Item 6.D Employees".

        In October 2002, the government and representatives of South African mining companies and mineworkers' unions signed a charter (the Mining Charter), designed to facilitate the participation of historically disadvantaged South Africans in the country's mining industry. Although we have coal mining operations, mostly for use within our Group, we are not a signatory to the Mining Charter. The Mining Charter requires mining companies to ensure that historically disadvantaged South Africans hold at least 26% ownership of mining assets in South Africa within 10 years from its signing. The Mining Charter specifies that mining companies are required to assist historically disadvantaged South Africans in securing finance to fund their equity participation in an amount of R100 billion within the first five years after its signing; beyond the R100 billion commitment, the Mining Charter requires that participation of historically disadvantaged South Africans should be increased towards the 26% target, on a willing seller-buyer basis, at fair market value and where the mining companies are not at risk. See "Item 4.B Business Overview—Sasol Mining" and "—Empowerment of Historically Disadvantaged South Africans".

        Various principles of the Mining Charter may in the future be incorporated in regulations to be promulgated by the Minister of Minerals and Energy under the new Mineral and Petroleum Resources Development Act with respect to the South African mining industry. We will need to apply for the conversion of our existing mining licenses under the new Mineral and Petroleum Resources Development Act. See below "New mining legislation may have an adverse effect on our mineral and land ownership rights". When considering applications for the conversion of existing mining licenses under the Mineral and Petroleum Resources Development Act, the Minister of Minerals and Energy must take into account, among other factors, the applicant company's compliance with the Mining Charter.

        We are closely monitoring developments in connection with the Mining Charter and its application to our Company. In any case, we intend to undertake any appropriate action required to ensure conversion of our existing mining rights under the Mineral and Petroleum Resources Development Act. It is not currently known what financing arrangements may ultimately be put in place to support any transactions required in order to comply with the Mining Charter and we cannot assure you that we will not be required to participate in these arrangements or support them with our own credit or assets, which could have a material adverse effect on our business and financial condition.

New mining legislation may have an adverse effect on our mineral rights.

        Current South African law permits both state and private ownership of mineral rights. The Mineral and Petroleum Resources Development Act was recently signed by the President of South Africa, and its particular provisions will come into effect on dates to be specified by the President. The fundamental principle of the Act is the recognition that mineral resources are the common heritage of all South Africans and collectively belong to all the people of South Africa. The Act provides that the right to prospect and mine, including the right to grant prospecting and mining rights on behalf of the nation, be administered by the government of South Africa which will have the right to exercise full and permanent custodianship over mineral resources.

        The Act requires mining companies, including our Company, to apply for conversion of their existing prospecting and mining permits. A wide range of factors and principles must be taken into account by the Minister of Minerals and Energy when considering these applications. These factors include the applicant's access to financial resources and appropriate technical ability to conduct the proposed prospecting or mining operation, the environmental impact of the operation and, in the case of prospecting rights, considerations relating to fair competition. Other factors include considerations relevant to promoting employment and the social and economic welfare of all South Africans and showing compliance with the provisions of the Mining Charter for the empowerment of historically disadvantaged persons in the mining industry. See "Item 4.B Business Overview—Regulation of Mining Activities in South Africa" and "—Empowerment of Historically Disadvantaged South Africans".

        The Act also provides that a mining right granted under the Act may be cancelled if the mineral to which such mining right relates is not mined at an optimal rate. Furthermore, royalties from mining activities may become payable to the state under provisions contained in separate legislation.

        It is the declared intent of the South African government not to disrupt operations as a result of the introduction of the new legislation and we intend to undertake the appropriate actions in order to ensure conversion of our existing prospecting and mining rights. However, we cannot assure you that we will be successful in our applications for conversion and that our rights on existing coal mine reserves will not be affected, which could have a material adverse effect on our business and financial condition.

New legislation on petroleum activities may have an adverse impact on our business, operating results, cash flows and financial condition.

        The draft Petroleum Products Amendment Bill is expected to amend the existing Petroleum Products Act, enacting provisions regulating a range of matters including the licensing of persons involved in the wholesale and retail sale of petroleum products. Although, currently, the Main Supply and Blue Pump Agreements preclude us from selling fuels directly to the retail market in South Africa, except as provided in the Blue Pump Agreements, we are in the process of establishing a network of service stations, which we plan to operate upon termination of the Main Supply Agreements in January 2004. As the draft Bill is expected to regulate matters pertaining to the wholesale and retail sales of petroleum products, including their retail prices, we believe that its provisions may impact the conditions and cost of our entry into the retail fuel market in South Africa. See "Item 4.B Business Overview—Sasol Oil and Gas—Sasol Oil" and "Regulation of Petroleum-Related Activities in South Africa".

        The draft Petroleum Pipelines Bill has already been released for comments. This Bill is expected to regulate petroleum pipelines activities, including the construction and operation of petroleum pipelines and the delivery of certain commercial services in connection with these pipelines. The Bill, as proposed, grants broad discretion to the Minister of Minerals and Energy to adopt different pricing methodologies in connection with the setting of tariffs, which may prove advantageous for some competitors as opposed to others, because of different market and geographic positions. Regulations that may be promulgated under the Bill, could affect our advantage due to the location in the economic heartland of the country of our Natref refinery and our synfuels facilities at Secunda. See "Item 4.B Business Overview—Sasol Oil and Gas—Sasol Gas" and "Regulation of Gas-Related Activities in South Africa".

        We cannot assure you that the enactment of new legislation or the amendment of existing laws and regulations will not have a material adverse effect on our business, operating results, cash flows and financial condition.

We face certain costs in dealing with HIV/AIDS.

        HIV/AIDS and tuberculosis, which is exacerbated in the presence of HIV/AIDS, are the major healthcare challenges faced by our South African and other sub-Saharan operations. HIV infection among women in antenatal clinics around South Africa has risen from 1% in 1990 to nearly 25% in 2000. Under South African law, we cannot run tests to accurately establish the number of our employees who are infected with, or die from, AIDS. However, based on actuarial studies, we believe that about 20% of our South African workforce may be currently infected, with the highest concentration of infections in our mining operations. Based on the same actuarial study, which excludes the positive impact of any prevention and management intervention program, we estimate that, while the percentage of infected employees may not rise significantly in the forthcoming years, there will be a significant increase in the number of AIDS-related fatalities. See "Item 6.D Employees".

        We incur costs relating to the medical treatment and loss of infected personnel, as well as the related loss of productivity. We also incur costs relating to the recruitment and training of new personnel. We are not in a position to accurately quantify these costs. Based on our actuarial models, we estimate that the impact of HIV/AIDS on our payroll expenses should be about 3% of our current payroll for our South African employees by the year 2007. This calculation is based on the estimated financial impact on production resulting from the projected prevalence of HIV/AIDS among our workforce, but does not take into account indirect costs of productivity losses. In addition, we are investing significant human and financial resources in connection with establishing and maintaining programs to address the HIV/AIDS problem. In September 2002, we launched SHARP, our initiative to respond to the HIV/AIDS problem, in connection with which we have invested an initial sum of R4 million. The initial objective of SHARP is to assess the real business impact that HIV/AIDS will have and quantify the net savings we may achieve through the adoption of new and/or improved intervention programs. Although, at present, we have no further commitments in connection with HIV/AIDS, apart from post-retirement healthcare contributions, we cannot assure you that the costs we are currently incurring and will incur in the future in connection with the HIV/AIDS problem, will not have a material adverse effect on our business and financial condition.

We may not be successful in attracting and retaining sufficient skilled employees in South Africa.

        We are highly dependent on the continuous development and successful application of new technologies. In order to achieve this, we need to maintain a focus on recruiting and retaining qualified scientific personnel. In the past, we have been successful in recruiting such personnel. However, demand for personnel with the range of capabilities and experience required in our industry in South Africa is high and success in attracting and retaining such employees is not guaranteed. The risk exists that our scientific skills base may be depleted over time because of natural attrition. Furthermore, social and economic factors in South Africa have led and continue to lead numerous qualified individuals to leave the country, thus depleting the availability of qualified scientific and engineering personnel in South Africa. Failure to attract and retain people with the right capabilities and experience could negatively affect our ability to introduce the appropriate technological improvements to our business and may have a material adverse effect on our business and operating results.

There are risks relating to other countries in which we operate that could adversely affect our business, operating results, cash flows and financial condition.

        Various of our subsidiaries, joint ventures and associates operate in countries and regions that are subject to significantly differing political, economic and market conditions. Specific country risks that may have a material impact on our business, operating results, cash flows and financial condition, include:

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  political and economic instability;

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  external acts of warfare and civil clashes;

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  government interventions, including protectionism and subsidies;

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  regulatory, taxation and legal structure changes;

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  the control of field developments and transportation infrastructure;

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  the receipt of new permits and consents;

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  cancellation of contractual rights; and

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  expropriation of assets.

        Many of these countries, including Mozambique and Nigeria where we have already made, or other countries where we may consider making, investments are in various stages of developing institutions and legal and regulatory systems that are characteristic of parliamentary democracies. However, institutions in these countries may not yet be as firmly established as they are in parliamentary democracies in the developed world. Many of these countries are also in the process of transitioning to a market economy and, as a result, experience changes in their economies and their government policies that can affect our investments in these countries. Moreover, the procedural safeguards of the new legal and regulatory regimes in these countries are still being developed and, therefore, existing laws and regulations may be applied inconsistently. In some circumstances, it may not be possible to obtain the legal remedies provided under those laws and regulations in a timely manner.

        As the political, economic and legal environments remain subject to continuous development, investors in these countries face uncertainty as to the security of their investments. Any unexpected changes in the political or economic conditions in these or neighboring countries may have a material adverse effect on the international investments that we have made or may make in the future, which may in turn have a material adverse effect on our business, operating results, cash flows and financial condition.

Patent competition may adversely affect our products or processes.

        Our various products and processes, including most notably, our chemical and GTL products and processes have unique characteristics and structures and, as a result, are subject to patent protection, the extent of which varies from country to country. During the life of its patent, a patented product is only subject to competition by alternative products. However, aggressive patenting by our competition and patent piracy may threaten protected products and processes and may result in an increased patent infringement risk. In addition, the expiry of a patent results in increased competition in the market for the previously patented products and processes.

        A high percentage of our products can be regarded as commodity chemicals, some of which have unique characteristics and structure. These products are normally utilized by our clients as feedstock to manufacture specialty chemicals or application-type products. We have noticed a worldwide trend of increased filing of patents relating to the composition of application-type products. These patents may create pressure on our clients who market these application-type products which may adversely affect our sales to these clients. Patent-related pressures may adversely affect our business, operating results and cash flows.

Increasing competition by products originating from countries with low production costs may adversely affect our business, operating results and cash flows.

        A significant part of our chemical production facilities is located in developed countries, including the United States and Europe. Economic and political conditions in these countries result in relatively high labor costs and, in some regions, inflexible labor markets, compared to others. Increasing competition from regions with lower labor costs and feedstock prices, for example, the Middle East, exercises pressure on the competitiveness of our chemical products and therefore, on our profit margins and may result in withdrawal of particular products or closure of facilities. We cannot assure you that increasing competition by products originating from countries with low production costs will not result in withdrawal of our products or closure of our facilities, which may have a material adverse effect on our business, operating results and cash flows.

Changes in consumer and environmental regulation and public opinion may adversely affect the profitability of or demand for certain of our products.

        Our products are required to conform with regulations relating to the protection of the environment, health and safety and/or the end consumer, as well as customer needs. As these regulations may grow stricter, we may be required in some cases to incur additional expenditure in order to provide additional test data or to adjust the specifications or manufacturing processes for certain of our products, including liquid fuels and chemicals, or even withdraw some of them, in order to be in a position to comply with more stringent regulatory requirements. For example, in February 2001 the European Union Commission presented a consultation document (White Paper) under the name "Strategy for a Future Chemicals Policy" detailing increasingly stringent safety and other specifications for chemical products. An important objective of this White Paper is to provide for a regulatory framework for the provision of information about hazardous and dangerous substances and to encourage the substitution of dangerous substances where suitable alternatives are available. Similarly, public opinion is growing more sensitive to consumer health and safety and environmental protection matters, and, as a result, markets may apply pressure on us concerning certain of our products. Should we be required to adjust the specifications or manufacturing processes for certain of our products, or withdraw them from the market, we may incur costs associated with these adjustments or withdrawals and an associated loss of sales, which may have a material adverse effect on our business, operating results, cash flows and financial condition.

We may face potential costs in connection with industry-related accidents or deliberate acts of terror causing property damages, personal injuries or environmental contamination.

        We operate coal mines and a number of plants and facilities for the storage, processing and transportation of oil, chemicals and gas related raw materials, products and wastes. These facilities and their respective operations are subject to various risks, including, but not limited to, fire, explosion, leaks, ruptures, discharges of toxic hazardous substances, soil and water contamination, flooding and land subsidence, among others. As a result, we are subject to the risk of experiencing, and have in the past experienced, industry-related accidents.

        The terrorist attacks in the United States on September 11, 2001 demonstrated the increased risk posed by the threat of terrorism. Our facilities, located mainly in South Africa, the United States and various European countries, as well as in various African countries and Malaysia, are subject to the risk of experiencing deliberate acts of terror.

        Industry-related accidents and acts of terror may result in damages to our facilities and may require shutdown of the affected facilities, thereby delaying production or increasing production costs. Furthermore, acts of terror, accidents or historical operations may cause environmental contamination, personal injuries or fatalities and may result in exposure to extensive environmental remediation costs, civil litigation, the imposition of fines and penalties and the need to obtain costly pollution control technology.

        We obtain insurance cover over our assets and against business interruption. We also obtain insurance to limit certain of our liabilities. As a result of the terrorist attacks on September 11, 2001, our insurance costs have increased significantly. We are implementing a number of programs, including on-the-job safety training, in order to increase safety, and we closely monitor our safety, health and environmental procedures. However, there can be no assurance that accidents or acts of terror will not occur in the future, that insurance will adequately cover the entire scope or extent of our losses or that we may not be found directly liable in connection with claims arising from these events.

        Asbestos has been used on our sites and we produce carcinogenic materials at our facilities. We cannot assure you that no liabilities may arise as a result of the use of these materials.

        In general, we cannot assure you that costs incurred as a result of the above or related factors will not have a material adverse effect on our business, operating results, cash flows and financial condition.

Failure to comply with environmental, health and safety regulations may adversely affect our market position and our operating results.

        We are subject to a wide range of general and industry-specific environmental, health and safety laws and regulations under South African law and in other jurisdictions in which we operate. Environmental requirements govern, among other things, land use, air emissions, use of water, wastewater discharge, waste management and site remediation. These regulations often require us to obtain and operate in compliance with the conditions of permits and authorizations from the appropriate governmental authorities. Compliance with these laws, regulations, permits and authorizations is a significant factor in our business, and we incur, and expect to continue to incur, significant capital and operating expenditures in order to continue to comply, in all material respects, with applicable laws, regulations, permits and authorizations.

        Failure to comply with applicable environmental laws, regulations or permit requirements may result in fines or penalties or enforcement actions by regulators, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of pollution control equipment or other remedial actions, any of which could entail significant expenditures.

        We are also continuing to take remedial actions at a number of sites due to soil and groundwater contamination. The process of investigation and remediation can be lengthy and is subject to the uncertainties of changing legal requirements, developing technologies, the allocation of liability among multiple parties and the discretion of regulators. Accordingly, we cannot estimate with certainty the actual amount and timing of costs associated with site remediation.

        In order to comply with these environmental laws and regulations we may have to incur costs which we could finance from our available cash flows or from alternative sources of financing. No assurance can be given that changes in environmental laws and regulations or their application or the discovery of previously unknown contamination or other liabilities will not have a material adverse effect on our business, operating results and cash flows.

Our coal reserve estimates may be materially different from reserves that we may actually recover and coal price fluctuations and changes in operating and capital costs may render certain coal reserves uneconomical to mine.

        Our reported coal reserves are estimated quantities of coal that under present and anticipated conditions have the potential to be economically mined and processed by the extraction of their mineral content. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of coal production, including many factors beyond our control. In addition, reserve engineering is a subjective process of estimating underground deposits of coal reserves that cannot be measured in an exact manner and the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Estimates of different engineers may vary and results of our mining and production subsequent to the date of an estimate may justify revision of estimates. Reserve estimates may require revision based on actual production experience and other factors. For example, fluctuations in the market price of coal, reduced recovery rates or increased production costs due to inflation or other factors may render certain proven and probable reserves uneconomical to exploit and may ultimately result in a restatement of reserves. This may have a material adverse effect on our business, operating results, cash flows and financial condition.

The exercise of voting rights by holders of ADRs is limited in some circumstances.

        Holders of American Depositary Receipts (ADRs) may exercise voting rights with respect to the ordinary shares underlying their American Depositary Shares (ADSs) only in accordance with the provisions of our deposit agreement with The Bank of New York, as the depositary. For example, ADR holders will not receive notice of a meeting directly from us. Rather, we will provide notice of a shareholders meeting to The Bank of New York in accordance with the deposit agreement. The Bank of New York has undertaken in turn, as soon as practicable after receipt of our notice, to mail to holders of ADRs voting materials. These voting materials include the information on the matters to be voted on contained in our notice of the shareholders meeting and a statement that the holders of ADRs on a specified date will be entitled, subject to any applicable provision of the laws of South Africa and our

Articles of Association, to instruct The Bank of New York as to the exercise of the voting rights, pertaining to the shares underlying their respective ADSs on a specified date. In addition, holders of our ADRs will be required to instruct The Bank of New York how to exercise these voting rights.

        Upon the written instruction of an ADR holder, The Bank of New York will endeavor, in so far as practicable, to vote or cause to be voted the shares underlying the ADSs in accordance with the instructions received. If instructions from an ADR holder are not received by The Bank of New York by the date specified in the voting materials, The Bank of New York will not request a proxy on behalf of such holder. The Bank of New York will not vote or attempt to exercise the right to vote other than in accordance with the instructions received from ADR holders. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct The Bank of New York to vote the shares underlying your ADSs. In addition, The Bank of New York and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your voting rights are not exercised as you directed. See "Item 12.D American Depositary Shares—Voting of Deposited Securities".

There is limited liquidity for our shares on the JSE Securities Exchange.

        Our shares are listed on the JSE Securities Exchange which is less liquid than major markets in Western Europe and the United States. From 1 January through 30 June 2002, the average daily volume of all shares listed on the JSE Securities Exchange was approximately 246 million, and, as of 30 June 2002, the market capitalization was approximately R73,356 million (US$7,060 million). There can be no certainty about the future liquidity of a market for our shares. We have applied to list our ADSs on the New York Stock Exchange. There can be no certainty about the future liquidity of a market for our ADSs.

ITEM 4.    INFORMATION ON THE COMPANY

4.A    History and Development of the Company

        Sasol Limited, the ultimate holding company of our Group, is a public company. It was incorporated under the laws of the Republic of South Africa in 1979 and has been listed on the JSE Securities Exchange since October 1979. Our registered office and corporate headquarters is at 1 Sturdee Avenue, Rosebank 2196, South Africa, and our telephone number is +27 11 441 3111. Our agent for service of process in the United States is Puglisi and Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

        In 1947, the South African Parliament enacted legislation detailing the establishment of an oil-from-coal industry in South Africa. This followed 20 years after the publication of a White Paper by the Parliament, aiming to protect the country's balance of payments against increasing crude oil imports in view of the lack of domestic crude oil reserves. As a result of this initiative in 1950, the South African government through the Industrial Development Corporation, a state-owned entity, formed our predecessor company known as the South African Coal, Oil and Gas Corporation Limited to manufacture fuels and chemicals from indigenous raw materials.

        Construction work on our synfuels plant at Sasolburg, in the Free State Province, about 80 kilometers (km) south of Johannesburg, commenced in 1952, and in 1955, the original Sasol One production units were commissioned. We supplied our first gasoline and diesel to motorists at Sasolburg in November 1955. The operation of this plant was based on a combination of the German fixed-bed and the US fluidized-bed Fischer-Tropsch technologies, together with German Lurgi coal gasification technologies for the synthetic production of gasoline, diesel, other liquid fuels and chemical feedstocks from coal.

        During the 1960s, we became a major supplier of raw materials for the chemical industry. This included products such as solvents for paints, butadiene and styrene for synthetic rubber and ammonia for nitrogenous fertilizer. When our first naphtha cracker became operational in the mid-1960s, we added ethylene for the plastics industry to our product portfolio.

        In 1966, we completed construction of our first gas pipeline, which connected 250 industrial companies in the greater Johannesburg area to pipeline gas.

        In December 1967, National Petroleum Refiners of South Africa (Natref) was incorporated as a joint venture company and, at the same time, construction of the oil refinery commenced at Sasolburg. The refinery was commissioned in February 1971. Currently, we, as the major shareholder, and Total South Africa (a subsidiary of TotalFinaElf of France) hold 63.64% and 36.36%, respectively, in Natref.

        The Organization of the Petroleum Exporting Countries (OPEC) oil crisis of the early seventies presented us with an opportunity to increase our synfuels production capacity and assist in reducing South Africa's dependence on expensive imported crude oil. We commenced the construction of Sasol Two in Secunda, 145 km southeast of Johannesburg in the Mpumalanga Province, in 1976, and in March 1980, this plant produced its first synthetic oil. During the final construction phases of Sasol Two in 1979, work commenced on the construction of a third synfuels and chemicals plant, Sasol Three, which was completed in 1982. The virtually identical operations of Sasol Two and Sasol Three were merged in 1993 to form Sasol Synthetic Fuels, now Sasol Synfuels.

        Towards the time of the completion of the Sasol Three project, all our technical and research and development services were consolidated into a new company, Sasol Technology. Since then, Sasol Technology has been an important area of our activities, responsible for research and development, technology development and commercialization, project management and specialist engineering skills.

        In October 1979, Sasol Limited was listed on the JSE Securities Exchange and 70% of its share capital was privatized. Subsequently, the interest in our share capital held by the South African government through the Industrial Development Corporation was further reduced to its current 8%. In 1982, our

ADRs were quoted on the NASDAQ National Market through an unsponsored ADR program, which was later converted to a sponsored ADR program in 1994.

        Our technology enabled us to enter the downstream production of higher-value chemicals, including nitrogenous fertilizers and commercial explosives in 1983 and 1984, respectively, and also of solvents, phenolics, waxes and alpha olefins.

        In the years 1988 and 1989, we undertook the construction of a large polypropylene plant that incorporated BASF gas-phase technology. Between 1990 and 1993, Sasol One underwent an R820 million renovation, during which we discontinued the production of synfuels and increased the production of higher-value chemicals, including solvents, phenolics and waxes. These facilities currently comprise Sasol Infrachem.

        In June 1994, our alpha olefins plant at Secunda was commissioned to produce 1-hexene and 1-pentene for the international copolymers market. This was followed in November 1994 by the opening of the African Amines alkylamines plant at Newcastle in KwaZulu-Natal in a 50:50 joint venture with Air Products.

        Polifin was established in Johannesburg in January 1994, as a joint venture with AECI, a South African listed chemicals and explosives company. The joint venture manufactured and marketed monomers and polymers. In 1996, Polifin was listed on the JSE Securities Exchange. In 1999, pursuant to a takeover offer, we acquired Polifin's remaining share capital from AECI and the public and delisted Polifin. Following this, Polifin became part of our chemicals division and was renamed Sasol Polymers.

        In 1995, we founded Sasol Petroleum International to undertake oil and gas exploration and production in selected high potential areas in West and Southern Africa. Sasol Petroleum International is active in South Africa, Gabon, Equatorial Guinea and, most notably, in Mozambique.

        The Schümann Sasol International wax manufacturing and marketing venture was established in 1995 as a merger of Sasol Wax and the Hamburg-based Schümann wax operations, and in July 2002, it became our wholly owned subsidiary. It produces paraffin and Fischer-Tropsch waxes with operations in various countries.

        Merichem-Sasol, trading as Merisol, was formed in October 1997 as a 50:50 joint venture with Merichem Company of Houston. Merisol produces and supplies natural phenolics and cresylics.

        By early 1999, Sasol Synfuels, our synfuels segment, had commissioned the last of its eight new-generation Sasol Advanced Synthol (SAS) reactors at Secunda, and a ninth reactor was commissioned in 2001. The 1-octene plant, also at Secunda, was commissioned in April 1999 by Sasol Alpha Olefins and commenced supply to The Dow Chemical Company's polyethylene plants in May 1999.

        In recent years, we have been exploring opportunities through Sasol Synfuels International to exploit our Slurry Phase Distillate (SPD) technology for the production of high-quality, environment-friendly diesel and other higher-value hydrocarbons from natural gas. In October 2000, we signed agreements with ChevronTexaco for the creation of Sasol-Chevron, a 50:50 global joint venture founded on GTL technology.

        Sasol and ChevronTexaco are currently involved in the development of a GTL project in collaboration with the Nigerian National Petroleum Corporation at existing oil and gas facilities at Escravos in Nigeria. We are currently considering investing in other GTL projects in Australia, Latin America, the Middle East and Southeast Asia.

        In July 2001, we signed a joint venture agreement with Qatar Petroleum (Qatar Petroleum 51% and Sasol 49%) to establish a US$1,152 million (R10.7 billion) GTL plant based at Ras Laffan Industrial City to produce high quality synfuels from Qatar's natural gas resources.

        In 2000 and 2001, we signed agreements with the government of Mozambique for the development of natural gas fields and the construction of a gas pipeline leading to the South African market. The construction of this pipeline commenced in 2002. We intend to introduce natural gas to the South African pipeline gas market as of 2004 and to use natural gas as part of our feedstock for our chemicals and synfuels operations.

        Effective 1 March 2001, we acquired Condea, the whole of RWE-DEA's chemical business which we renamed Sasol Chemie, for approximately €1.3 billion (R8.3 billion). This was our largest and most significant acquisition to date, in line with our strategy of achieving international growth in the alpha olefins, surfactants and solvents businesses. More than 80% of Sasol Chemie's turnover fell in the surfactant and intermediaries value chain, which fit well with our established alpha olefins business, while the solvents produced at Sasol Chemie also fit well with our existing product portfolio. With the acquisition of Sasol Chemie, we achieved significant geographic diversification for our Group, consolidated our alpha olefins and solvents businesses and enlarged our worldwide workforce by about 4,500 employees. Following the addition of Sasol Chemie to our Group, we renamed our alpha olefins business Sasol Olefins & Surfactants.

Capital Expenditure

        In 2002 and 2001, we invested approximately R12 billion in capital expenditure (on a cash flow basis) to enhance our existing facilities and to expand operations. Key capital expended on projects during these two financial years included:

Project	Business	Project Cost(1)
		(Rand in millions)
Detergent-range alcohols plant(2)	Olefins & Surfactants	950
Mozambique Natural Gas Project(2)	Gas	929
Ethyl acetates	Solvents	810
Natref expansion(2)	Oil	624
Escravos GTL(2)	GTL	538
Baltimore Pacol Project	Olefins & Surfactants	449
Synthol light oil—Increased capacity	Synfuels	345
Acrylic acid and acrylates complex(2)	Solvents	315
Skeletal isomerization plant	Synfuels	280
Petlin LDPE	Polymers	230
Augusta kerosene project	Olefins & Surfactants	229
Qatar GTL(2)	GTL	224
Polyethylene plant	Polymers	180
9th SAS reactor	Synfuels	167
n-Butano1(2)	Solvents	151

(1)
Amounts exclude capitalized interest, but include business development costs and our Group's share of capital expenditure of equity accounted investees. These amounts were approved by our Board and are stated on a management reporting basis.
(2)
Amounts expended as of 30 June 2002, which represent part of the total amount approved for the same project set out in the table below.

        Over the same period, we invested approximately R9 billion in acquisitions, the majority of which related to our acquisition of Sasol Chemie (R8.3 billion). In addition, we invested approximately R1 billion in intangible assets during this period.

        Capital Commitments.    As at 30 June 2002, we had authorized approximately R34 billion of Group capital expenditure, of which we had spent R10 billion within 2002. Of the unexpended capital commitments of R24 billion, R7 billion has been contracted for. We expect to spend a further R11 billion in 2003, R9 billion in 2004 and the remainder in 2005 and after. For more information regarding our capital commitments see "Item 5.B Liquidity and Capital Resources—Capital and Contractual Commitments".

        We expect to spend approximately R9 billion of our R24 billion capital commitments in projects in South Africa, R10 billion in other African countries and the balance in projects in other regions.

        The above amounts are as reported to our Board of Directors, stated on the basis of the management approach used for segment reporting. They exclude capitalized interest but include business development costs and our Group's share of capital expenditure of equity accounted investees. We hedge all our major capital expenditure in foreign currency immediately upon commitment of expenditure or upon approval of the project.

        The following table includes key projects approved during the 2002 and prior years, which were not completed at 30 June 2002, and significant projects approved since 30 June 2002. The total project cost budgeted and the scheduled date of operation are set out below:

Project	Business	Total Project Cost	Scheduled Operation Date
		(Rand in millions)
Approved at 30 June 2002
Detergent-range alcohols plant(1)	Olefins & Surfactants	998	July 2002
Natref expansion(1)	Oil	790	November 2002
Gas-heated reforming project(1)	Synfuels	132	November 2002
Increased sustainable sulphur production project	Synfuels	113	January 2003
n-Butano1(1)	Solvents	1,159	February 2003
C3 splitter	Oil	140	January 2003
Restoration of oxygen plant integrity	Synfuels	159	September 2003
Acrylic acids and acrylates complex	Solvents	1,785	December 2003
Oxygen train 15	Synfuels	595	February 2004
Mozambique natural gas projects(2)	Gas	11,264	May 2004
Skeletal isomerization plant	Synfuels	280	January 2005
Qatar GTL(3)	GTL	5,243	End 2005
Escravos GTL(4)	GTL	6,506	2006
Approved since 30 June 2002
Synfuels unleaded petrol and polymers projects	Synfuels and Polymers	13,580	2006
Ethane-based ethylene cracker	Polymers	3,625	2005
Octene 2	Olefins & Surfactants	870	2004

(1)
Completed.
(2)
Includes the costs of constructing the central upstream processing facility and the gas transmission pipeline and converting our processing facilities in Sasolburg and our distribution network.
(3)
In partnership with Qatar Petroleum. Includes additional costs approved since 30 June 2002.
(4)
Risk-based finance provided to the Escravos GTL project. Includes additional costs approved since 30 June 2002.

4.B    Business Overview

        We are an integrated oil and gas group with substantial chemical interests, based in South Africa and operating in 15 other countries throughout the world. We are the leading provider of liquid fuels in South Africa in terms of both turnover and sales volumes and a major international producer of chemicals. We use a world-leading technology for the commercial production of synfuels and chemicals from low-grade coal, which, in the future, we expect to apply to convert natural gas to diesel and chemicals. We manufacture over 200 fuel and chemical products, which we sell in more than 90 countries. We also operate coal mines to provide feedstock for our synfuels and chemical plants, manufacture and market synthesis gas (syngas) and operate the only inland crude oil refinery in South Africa.

        We were founded in 1950 and we have been listed on the JSE Securities Exchange since 1979. Currently, we are the fifth largest listed South African company by market capitalization, with total consolidated turnover of approximately R61.6 billion in 2002. We employ over 31,000 people.

        We divide our operations into the following segments:

  •
  Mining. Our mining operations in South Africa, which accounted for 2% of our total consolidated turnover in 2002, supply coal mainly to our synfuels and chemicals plants. We also export coal to international customers.

  •
  Synfuels. We operate the world's only large commercial-scale coal-based synfuels manufacturing operation, which accounted for 20% of our total consolidated turnover in 2002. We manufacture syngas from low-grade coal and use our technology to convert syngas into a range of products, including synfuels, chemical feedstock and industrial pipeline gas.

  •
  Chemical Industries. We manufacture a wide range of chemical products derived mostly from coal and chemical feedstocks, including olefins and surfactants, solvents, polymers, waxes and nitrogenous products. We market these products in the global chemicals markets. This segment accounted for 67% of our total consolidated turnover in 2002.

  •
  Oil and Gas. We operate South Africa's only inland crude oil refinery and market liquid and gaseous fuels and lubricants. Liquid fuels include gasoline, diesel, jet fuel, fuel alcohol, illuminating kerosene and fuel oils. Gaseous fuels include liquid petroleum gas. We also provide clean-burning synthetic pipeline gas to the South African market. We have undertaken a project to construct a pipeline to transport and supply natural gas from Mozambique to the South African market. This segment accounted for 10% of our total consolidated turnover in 2002.

  •
  Other. We are involved in a number of other activities in the energy field, both in South Africa and abroad, which, among others, include international petroleum and gas exploration and production, the development and production of GTL fuel and chemical products, as well as technology research and development, and our financing activities. These activities accounted for 1% of our total consolidated turnover in 2002.

        Our total turnover by category of activity and geographic market is as follows:

2002	Sasol Mining	Sasol Synfuels	Sasol Oil and Gas	Sasol Chemical Industries	Other	Total 2002

	(Rand in millions)
South Africa	4	12,466	5,709	8,450	106	26,735
Rest of Africa	—	108	376	1,416	179	2,079
Europe	1,235	46	—	16,526	—	17,807
Middle East	—	—	—	1,425	—	1,425
Far East	—	—	—	989	—	989
North America	—	—	—	10,076	9	10,085
South America	—	—	—	675	—	675
Southeast Asia and Australasia	—	—	—	1,783	—	1,783

	1,239	12,620	6,085	41,340	294	61,578

Adjustments to US GAAP:
Revenue recognition						(1,867)
Reversal of proportionate consolidation						(2,288)
Business combinations						(2,131)
Other						375

Turnover per consolidated income statement(1)						55,667

2001	Sasol Mining	Sasol Synfuels	Sasol Oil and Gas	Sasol Chemical Industries	Other	Total 2001

	(Rand in millions)
South Africa	—	12,140	6,404	7,276	9	25,829
Rest of Africa	—	84	628	1,045	16	1,773
Europe	784	33	46	5,613	—	6,476
Middle East	—	—	—	737	—	737
Far East	—	—	—	703	—	703
North America	—	—	—	4,170	—	4,170
South America	—	—	—	521	—	521
Southeast Asia and Australasia	—	—	—	1,080	—	1,080

	784	12,257	7,078	21,145	25	41,289

Adjustments to US GAAP:
Revenue recognition						(429)
Reversal of proportionate consolidation						(3,371)
Other						147

Turnover per consolidated income statement(1)						37,636

(1)
For more information on the reconciliation of segment turnover to the corresponding amounts prepared under US GAAP, see Item 5.A Operating Results—Reconciliation of segment results to US GAAP and Note 3 to our consolidated financial statements.

Our Strategy

        We are committed to delivering on our strategic plan, which consists of four primary growth drivers:

  •
  growing our chemicals portfolio;

  •
  optimizing the performance of our existing businesses;

  •
  exploiting upstream hydrocarbon opportunities; and

  •
  commercializing and expanding our GTL technology.

        Growing our chemicals portfolio.    We continue to expand our platform for building future chemical growth opportunities in Southern Africa and, increasingly, in Europe, the Americas and Asia.

        About 38% or R13 billion of our current capital investment is devoted to growing the chemical portfolio of Sasol Chemical Industries, including commitments of more than R6 billion in South Africa and a further R6 billion in the United States and Europe. We are currently reviewing potential new chemical projects with a combined value of at least R19 billion for possible development over the next three to five years.

        Since the acquisition of the international Sasol Chemie business in March 2001, we have implemented several business optimization initiatives. We intend to pursue further opportunities, including new plant expansion projects, in 2003.

        We have also acquired the remaining one-third of the shares in the German-based international wax manufacturing and marketing operations of Schümann Sasol International with a view to facilitating continuing growth for Sasol Chemical Industries in this field. In January 2003, our global wax business will change its name to Sasol Wax International. We believe that Sasol Wax International will be advantageously positioned to pursue new growth opportunities as a wholly owned subsidiary of our Group.

        Our polymers investments in two Malaysian joint ventures, an ethylene plant and a downstream polythene plant, commenced production in 2002. We are considering further investment opportunities in the Middle East and Southeast Asia, in parallel with our polymers regional growth strategy focused on African and Indian Ocean rim markets.

        We are also considering further chemical expansion opportunities at our Sasolburg and Secunda chemical operations in South Africa, as well as some of the Sasol Chemie operations in the United States and Europe.

        We have gained significant expertise in operating chemicals plants and also in developing competitive proprietary process technology. The high-quality chemicals of 1-pentene, 1-hexene, 1-octene and specialty metallurgical carbons produced at Secunda and marketed worldwide are among the products that rely on distinctive Sasol technology.

        Optimizing the performance of existing businesses.    A significant part of our strategy is to optimize the performance of our existing business and operations through advancing numerous growth and other initiatives, including:

  •
  building a fifteenth Sasol Synfuels air-separation unit;

  •
  completing the Natref expansion project;

  •
  continuing our mining renewal project;

  •
  further expanding our gas pipeline network;

  •
  progressing in establishing our fuels retail service station network to operate as of January 2004;

  •
  completing several Sasol Chemical Industries plant optimization and expansion projects; and

  •
  improving our procurement and management information systems.

        We are in the process of streamlining our procurement and supply management procedures and enhancing our internal supply-chain systems, with a view to creating added value from increased efficiency and reduced costs. We focus on enhancing our corporate procurement processes through the increasingly successful utilization of e-commerce solutions and smarter inventory management systems. These initiatives have helped us achieve procurement cost reductions estimated at about R800 million in 2002.

        Our ongoing project to apply an SAP-enabled enterprise resource planning system to all our businesses is key to our worldwide information management strategy. Our objective is to evolve towards a more open, dynamic and streamlined organizational model. We expect this shift to provide a more integrated view of our entire business and enable us to realize, in time, lower operating costs, better customer and supplier relationships and improved risk management.

        Exploiting upstream hydrocarbon opportunities.    We are making progress with our project to develop the Temane and Pande gas fields in Mozambique and to construct a natural gas pipeline from Mozambique to South Africa. We believe that this project has demonstrated Sasol Petroleum International's ability to participate confidently in the competitive international oil and gas exploration and production markets.

        Sasol Petroleum International also remains active in exploration and production programs off the coasts of Equatorial Guinea, Gabon and South Africa. In addition, it is engaged in exploratory discussions that could lead to it becoming a production partner, if not the principal operator, in other gas fields. In the future, we intend to engage more actively in developing and/or operating gas fields, and to vertically integrate them with some of our GTL projects.

        Commercializing and expanding GTL technology.    We believe we are close to the integrated commercialization of our GTL technology based on the three-step SPD process. The Nigerian and Qatari GTL projects are currently expected to enter their construction phase during 2003. Front-end engineering and design have been completed for both projects. Feasibility studies for other GTL prospects are advancing with a view to developing further international GTL projects during this decade.

        Complementary to its strong international GTL development mandate, Sasol Synfuels International continues to explore other opportunities to commercialize our Fischer-Tropsch technologies, based on feedstocks other than natural gas, including our coal-to-liquids technology.

        Through the skills of Sasol Technology, we remain committed to developing a strong technological platform for growing and optimizing our future GTL fuels manufacturing interests. Much of this platform will rely on the dedication of our process scientists and engineers.

Sasol Mining

        Sasol Mining extracts and supplies coal mainly to our synfuels and chemical plants while about 7% of its output is sold to international customers. In 2002, its consolidated turnover amounted to R1.2 billion, while its aggregate unconsolidated inter-segment and external turnover was R4.9 billion.

        Sasol Mining has two South African operations:

  •
  Secunda Mining Complex, consisting of five underground mines (Bosjesspruit, Brandspruit, Middelbult, Twistdraai and Twistdraai Export Mine) at Secunda and the underground and strip operations of the Syferfontein mine; and

  •
  Sigma Mine, near Sasolburg, consisting of the Mohlolo underground operation, and the Wonderwater strip operation.

        During 2002, total production was 51.6 million tons (Mt) of coal, compared to 51.3 Mt in the previous year. Saleable production volumes vary each year according to inter-segment demand and export capacity. For more information regarding our mining properties and operations and our mining reserves see "Item 4.D Property, Plant and Equipment—Mining Properties and Operations".

        In 2002, total sales to Sasol Synfuels, Sasol Chemical Industries and customers in the international market were 50.6 Mt of coal, compared to 49.3 Mt in 2001. In particular, in 2002, Sasol Mining supplied 40.8 Mt to Sasol Synfuels at Secunda and 6.3 Mt to Sasol Chemical Industries at Sasolburg. In 2001, it supplied 39.3 Mt to Sasol Synfuels and 6.4 Mt to Sasol Chemical Industries.

        Sasol Mining exports a small part of its Secunda Mining Complex's coal product. Exports in 2002 accounted for 3.5 Mt, compared to 3.6 Mt in 2001. We are investigating marketing opportunities for coal in both the international and the South African markets, including supplying Eskom, the South African power company, with coal for its power plant needs.

        We expect that following the introduction of natural gas from Mozambique, which is currently planned for May 2004, mining will still remain a core business for our Group, continuing to supply our synfuels operations at Secunda with at least 40 Mt per year. We estimate that the supply of natural gas in 2004 will bring about the winding down of our extraction operations at the Sigma Mine at Sasolburg only to supply coal for steam generation, if required. We are currently in the process of transforming our facilities at Sasolburg from coal gasification to natural gas reforming, the cost of which is estimated at approximately R1.3 billion.

Sasol Mining
Coal Production and Sales Data

	2002	2001	2000

	(Mt, unless otherwise stated)
Sigma Mine, including Wonderwater	5.9	5.4	5.1
Secunda Mines	45.7	45.9	45.8

Total production	51.6	51.3	50.9
Saleable production(1) from all mines	49.5	49.5	49.4
External coal purchases from other mines	0.7	1.0	0.9
Sales to Sasol Chemical Industries, Sasolburg	6.3	6.4	6.2
Sales to Sasol Synfuels, Secunda	40.8	39.3	40.5
International sales	3.5	3.6	3.2

Total sales including exports	50.6	49.3	49.9
Production per shift of continuous miner (mining production machine) (tons)	1,495	1,357	1,173

(1)
Saleable production equals our total production minus discard and includes both product sold and stockpiled.

        Cost management and productivity improvement.    In 1998, we commenced the implementation of a comprehensive business renewal project, aiming:

  •
  to reduce costs per ton;

  •
  to enhance productivity and safety;

  •
  to utilize technology better; and

  •
  to improve employee morale and commitment.

        Our business renewal process was based mainly on streamlining our processes in order to improve productivity and involved minimal capital expenditure. For more information about the safety, health and environmental aspects of our business renewal process see below "—Safety, Health and Environment".

        We have implemented a SAP-enabled enterprise management system, aimed at improving the management of all our information systems by eliminating the barriers between different business functions.

        Since 1998, we have achieved a reduction in mining cost per ton (excluding overhead) of 11% in real terms. At the beginning of our renewal process, we operated 74 non-standardized continuous miners. Through significant improvements in productivity, we have managed to reduce the number of continuous miners to the current number of 54. Over the same period we have achieved the following results:

  •
  machine productivity has increased by 87%;

  •
  business unit cash costs decreased by 17%;

  •
  workplace accidents have decreased by 41%; and

  •
  underground dust levels have decreased by 75%.

        In 2002, run-of-mine cash mining costs (per ton of coal mined) decreased by 2%. The cost per ton of coal delivered also decreased by 2%, expressed on a dry, ash-free (DAF) basis, which represents the gas-yielding portion of our coal and represents a meaningful measure of cost. Machine productivity increased by 10% in 2002 to 1,495 tons per shift of a continuous miner, from 1,357 tons in 2001.

        Sasol Mining systematically benchmarks itself against other South African and international coal mining companies. In November 2002, it won the 2002 Global Coal Company of the Year Award, presented by the Platts/Business Week Global Energy Awards in New York.

        Mining rights ownership.    Currently, we hold all the coal rights for the properties for which we have mining authorizations, except for small tracts of land at Secunda. These properties are owned by the government of South Africa and Sasol Mining has obtained the consent of the government to mine in consideration for the payment of a royalty per ton of coal mined from those properties.

        The Mineral and Petroleum Resources Development Act was signed by the President of the Republic of South Africa on 3 October 2002 and its particular provisions will come into effect on dates to be specified by the President. We already hold prospecting permits or mining authorizations with respect to our existing mining operations, but we will need to reapply to convert our existing rights into prospecting rights or mining rights under the new Mineral and Petroleum Resources Development Act. For a further discussion of the Mineral and Petroleum Resources Development Act see "3.D Risk Factors—New mining legislation may have an adverse effect on our mineral rights" and below "—Regulation of Mining Activities in South Africa—The Mineral and Petroleum Resources Development Act".

        Economic empowerment of historically disadvantaged South Africans.    As part of a general initiative of the government of South Africa to reinforce the participation of historically disadvantaged South Africans in the country's economy, in October 2002, the government and the mining industry signed an agreement (the Mining Charter) which requires mining companies to allow and facilitate this participation in their mining assets. This charter requires mining companies to ensure that historically disadvantaged South Africans hold at least 26% ownership of their mining assets within the next 10 years and to assist historically disadvantaged groups in securing financing to fund such participation in an amount of R100 billion over its initial five years. For a further discussion of the Mining Charter see below "—Empowerment of Historically Disadvantaged South Africans—The Mining Charter".

Sasol Synfuels (formerly Sasol Synthetic Fuels)

        Sasol Synfuels operates a coal-based synfuels manufacturing facility which, on the basis of our knowledge of the industry and publicly available information, we believe to be the world's only large commercial-scale facility of this type. Based at Secunda, it produces syngas from low-grade coal and uses our advanced high-temperature Fischer-Tropsch technology to convert this into a wide range of synfuels, as well as industrial pipeline gas and chemical feedstocks. Sasol Synfuels also produces most of South Africa's chemical and polymer building blocks, including ethylene, propylene, ammonia, phenolics, alcohols and ketones. It operates the world's largest oxygen production facilities (announcement by Air Liquide, the French construction company), currently consisting of 14 units with the fifteenth unit under construction. As a result, it has the capacity to recover high volumes of two noble gases, krypton and xenon.

        Sasol Synfuels obtains its coal feedstock requirements from Sasol Mining. The fuels produced are marketed by Sasol Oil and sold wholesale to other oil companies in South Africa. The pipeline gas is marketed by Sasol Gas to industrial consumers. Chemical feedstocks are processed and marketed by Sasol Chemical Industries and its joint ventures, including Merisol. Unrefined ethylene and propylene are purified by Sasol Polymers' Monomers division at Secunda for the downstream production of polymers. Ammonia is sold to the fertilizer and explosives industries, including Sasol Nitro, our nitrogenous products division.

        In 2002, Sasol Synfuels' external turnover amounted to R13 billion, representing 20% of our consolidated Group turnover.

        Total production increased by 5% to 7.8 Mt in 2002 from 7.3 Mt in 2001, resulting mainly from production creep, stable operations and the solid performance of our ninth SAS reactor. Average per capita production rose by 5% to 1,344 t. The production of liquid fuels increased by 2.5% to 4.6 Mt in 2002, from 4.5 Mt in 2001.

Sasol Synfuels
Production Volumes

	2002	2001	2000
Total production (Mt)	7.8	7.3	7.3
Average production per employee (t)	1,344	1,284	1,294
Average crude oil price per barrel (US$)	20.8	26.4	19.3

Specific Products Volumes

	2002	2001	2000
Liquid and gaseous fuels (%)	66	66	68
Petrochemical feedstock (%)	23	23	22
Carbon plus nitrogenous feedstock for fertilizers and explosives (%)	11	11	10

        Our investments.    In 2002, our ninth SAS reactor, which converts syngas into a broad spectrum of hydrocarbons, completed its first year of operation. The operation of these technologically advanced reactors has contributed significantly to the enhanced performance of Sasol Synfuels.

        In September 2001, we completed construction of our R345 million Synthol light oil capacity expansion project, and in September 2002, we completed our R280 million new skeletal isomerization plant.

        We are in the process of installing our fifteenth air separation unit, which is expected to be commissioned in February 2004, at an estimated cost of R595 million. We believe that this unit, with a planned capacity of 3,500 tons of oxygen per day, will enable further growth in our production and, on the basis of our knowledge of the industry and publicly available information, we believe that it will be the world's largest single air separation unit.

        Following a recent decision by the South African government only to allow consumption of unleaded fuel in South Africa as of 2006, we are planning to reconfigure our Sasol facilities for the production of unleaded petrol. We have already approved a project, which includes multiple refinery unit changes and the construction of new refinery units for the production of polymers. We have estimated the total capital expenditure for this project at approximately US$1.4 billion (R13.6 billion).

        This project, developed by Sasol Technology, will enable the production of additional by-products, ethylene and propylene used for the manufacture of polyethylene, polypropylene and further propylene derivatives. We expect that the additional ethylene production capacity will permit a rationalization of our assets in the polyethylene business unit of Sasol Polymers, providing us with the opportunity to construct a new large-scale tubular low-density polyethylene unit. Some of the additional propylene will be used in a new large-scale polypropylene unit.

        Natural gas.    In 2001, Sasol Synfuels and Sasol Technology commenced the preparatory work to install an additional plant and facilities in Secunda to commence using natural gas imported from Mozambique as supplementary hydrocarbon feedstock from 2004 onwards. We expect that the supplementary supply of natural gas will enable Sasol Synfuels to increase its current gas loads initially by about 3%, and we believe that, in time, it could allow an increase in its current gas loads by up to 15%.

        Strategy.    Sasol Synfuels' primary strategic objectives are:

  •
  to maintain all-round operational excellence;

  •
  to maintain a motivated and skilled human resources base; and

  •
  to position itself strategically for long-term growth in a complex and evolving environment.

        In 2001, Sasol Synfuels initiated the implementation of Project Champion, a business optimization process aimed at containing costs, increasing productivity and promoting our competitiveness, especially in periods of low oil and chemical prices, through optimizing information management and process integration.

Sasol Chemical Industries

        Our Sasol Chemical Industries segment consists of our four global divisions of Sasol Olefins & Surfactants, Sasol Polymers, Sasol Solvents and Sasol Wax, which represent together about 83% of the segment's turnover. These are complemented by Sasol Nitro, Merisol, Sasol Infrachem and African Amines.

        Sasol Chemical Industries' products cover surfactants, their intermediates and other chemicals, including:

  •
  linear alkylbenzene and alcohols;

  •
  hexene and octene;

  •
  ethylene and propylene;

  •
  polyethylene, polypropylene and polyvinyl chloride;

  •
  ammonia and its derivatives, including fertilizer and explosives and phosphoric acid;

  •
  alcohols, ketones, acetates and other solvents;

  •
  phenol, cresols and their derivatives;

  •
  waxes and waxy oils; and

  •
  chlor-alkali chemicals.

        In 2002, Sasol Chemical Industries' turnover was R41 billion and accounted for 67% of our Group consolidated turnover.

  Olefins & Surfactants

        Our Olefins & Surfactants division manufactures and markets a diverse range of surfactants, surfactant intermediates, alcohols, monomers and inorganic specialty chemicals. This division includes our olefins and surfactants operations in South Africa and the international olefins and surfactants operations of Sasol Chemie. Its production activities are mainly located in the United States, Germany, Italy, the Netherlands and South Africa, with smaller operations in Dubai, Slovakia and China. Olefins & Surfactants' customers are distributed globally, with the majority of sales in Europe and the United States.

        In 2002, Olefins & Surfactants had turnover including the Olefins and Surfactants portion of Sasol Chemie of R21.2 billion, representing 50% of Sasol Chemical Industries' turnover and 34% of our Group consolidated turnover. Of this R21.2 billion, the olefins and surfactants operations of Sasol Chemie contributed R19.9 billion.

        Olefins & Surfactants was formed from the merger of our previous Alpha Olefins business and the bulk of Sasol Chemie, formerly Condea. In 1961, Conoco and Deutsche Erdöl-Aktiengesellschaft (DEA) established Condea Petrochemie. A plant was constructed in Brunsbüttel, Germany, to convert ethylene into linear, even-numbered fatty alcohols. Conoco withdrew from the joint venture in 1986. From 1991 until recently, Condea acquired a number of chemicals manufacturers, including Vista Chemical in the

United States, D.A.C. Industrie Chimiche and Enichem Augusta in Italy, Contensio Chemicals in Germany and Servo Delden in the Netherlands. A joint venture between Condea and Huntsman Corporation was created in 1997 to produce maleic anhydride.

        In September 2002, as part of the acquisition of the Condea group of companies, we acquired the remaining share capital of Condea Nanjing Chemical, which operates a surfactant facility at Nanjing, China, which we renamed Sasol (China) Chemical Company Limited. We believe that this acquisition provides a basis to benefit from China's fast-growing surfactant-consuming industries.

        The division's global customer base is served from an international sales offices network. In addition to our Sasol Chemical Industries headquarters in Johannesburg and our Olefins & Surfactants headquarters in Bad Homburg, Germany, we have established a network of sales offices in various regions, including among others, in China, Japan and Singapore to serve the Asian markets, in the United States and Mexico and in a number of countries in Europe, including in Italy, Germany and the United Kingdom with smaller offices in Belgium, France, Poland and Spain.

        Olefins & Surfactants consists of five global business units:

  •
  Alkylates;

  •
  Alcohols;

  •
  Surfactants;

  •
  Inorganic Specialties; and

  •
  Monomers.

        Alkylates.    The main products of the Alkylates business unit are paraffins, olefins, including poly-internal olefins, and linear alkylbenzene (LAB).

        LAB is an important feedstock in the manufacture of linear alkylbenzene sulfonate (LAS), an essential surfactant ingredient for the detergents industry. Paraffins (n-paraffins) and n-olefins are produced mainly as feedstock for the production of LAB, oxo-alcohols and paraffin sulphonates and are used internally by Olefins & Surfactants as well as by other manufacturers.

        In 2002, our Alkylates business unit had turnover of R4.5 billion excluding return streams. About 70% of its external sales are to surfactant, lubricant, process solvents and similar markets, mainly large detergent manufacturers, while a significant portion of the alkylates production is used captively for the production of alcohols and surfactants.

        Based on our knowledge of the industry and publicly available information, we believe that the Alkylates business unit is one of the leading global producers of paraffins and one of the world's two major suppliers of LAB. The main competitors for various products of our Alkylates business unit include Exxon, Shell and Petresa in the n-paraffins market and Huntsman, Petresa and ISU in the LAB market.

        Alcohols.    The Alcohols business unit produces a diversified portfolio of linear alcohols of carbon range between C6 and C22+, mono-branched oxo-alcohols and defined mono-branched Guerbet alcohols (linear and semi-linear). The diversity of this product portfolio is supported by the wide range of raw materials and manufacturing facilities used, and technologies applied. In particular, the access to petrochemical and oleochemical raw materials allows flexibility in meeting customer demand for tailor-made products. This flexibility, combined with the ability to ship our products from various advantageous locations, provides a competitive advantage. The business unit's turnover in 2002 was R3.3 billion.

        The new R950 million detergent alcohol plant commissioned at Secunda in 2002 produces carbon range C12 and C13 alcohols from Fischer-Tropsch-derived alpha olefins for supply to international customers.

        This business unit is a leading supplier of carbon range C6+ alcohols to the chemical industry. Alcohols products are used in a wide range of applications, including metalworking compounds, flavors and fragrances, personal care products, cosmetics, plastic additives, detergents and cleaners. Based on our knowledge of the industry and publicly available information, we believe that the alcohols business unit is one of the world's two biggest suppliers of carbon range C6+ linear and semi-linear alcohols, the other supplier being Shell. A significant part of the alcohols production is consumed internally in our Olefins & Surfactants value chain to produce surfactants and specialty plasticisers.

        Surfactants.    The Surfactants business unit operates a complete product line in all categories of surfactants, including nonionic, anionic, cationic, and amphoteric surfactants. In addition, Olefins & Surfactants produces major surfactant raw materials including LAB, alcohols and ethylene oxide.

        Surfactants are used in a wide variety of applications, including detergents and cleaners, personal care, plastics, textiles, leather, agricultural chemistry, metal processing, food industry, pharmaceuticals and many others. The surfactants business unit had turnover of R6.4 billion in 2002. Based on our knowledge of the industry and publicly available information, we believe that the surfactants business unit is one of the world's three biggest suppliers of surfactants, its major competitors being Huntsman and Cognis.

        Inorganic Specialties.    This business unit produces mainly alumina products. Alumina are used in a broad range of applications, including catalyst supports, raw materials for ceramics, coatings and polymer additives. This business unit also produces zeolites, which are used as softening components in detergents. This business unit had turnover of R1.4 billion in 2002.

        Monomers.    The Monomers business unit of the Olefins & Surfactants division has two main activities, producing alpha-olefin comonomers in South Africa and ethylene in the United States.

        The alpha olefin comonomers, 1-pentene, 1-hexene and 1-octene are manufactured at facilities in Secunda as an integral part of our synfuels process. Most of these comonomers are sold to third parties for use in the manufacture of polymers (plastics) called linear low-density and high-density polyethylene, which end up in applications such as shrink-wrap film, woven plastic bags and refuse bags. Ethylene is produced at our ethane-based ethylene cracker in the United States. Turnover was R1.4 billion for the comonomers and R1.4 billion for the ethylene business.

        The following table summarizes the production capacity of Olefins & Surfactants for each of its main product areas.

Sasol Olefins & Surfactants
Production Capacity

Product	Facilities Location	Production capacity (Kt per year)
C5-C8 alpha olefins	South Africa	250
Ethylene	United States	435
C6+ Alcohol	United States, Europe, South Africa	600
Inorganics	United States, Europe	170
n- and iso- Paraffin	United States, Europe	800
C10—C17 Olefin/PIO (poly internal olefins)	Europe	240
LAB	United States, Europe	550
Surfactants	United States, Europe, Asia	1,000

        These production facilities are located in Secunda in South Africa, Lake Charles and Baltimore in the United States, Brunsbüttel, Marl and Witten in Germany, Delden in the Netherlands, Augusta, Terranova, Sarroch Crotone and Porte Torres in Italy, Dubai, Novaky in Slovakia and Nanjing in China.

  Sasol Polymers

        Sasol Polymers focuses on the production of monomers, polypropylene, polyethylene, vinyls and other chemical products through its respective businesses with operations located in South Africa and Malaysia. In South Africa, Sasol Polymers operates manufacturing plants at Sasolburg, Secunda and Witbank. In addition, it participates in three joint ventures, Optimal Olefins and Petlin in Malaysia and Wesco China Limited in China.

        During 2002, Sasol Polymers achieved turnover of R5.6 billion, representing 13% of Sasol Chemical Industries' turnover and 9% of our Group consolidated turnover.

        Monomers.    The Monomers business unit of the Polymers division supplies polymer-grade feedstock to its polypropylene, polythene and vinyls business units and to Dow South Africa. Sasol Polymers extracts the ethylene and propylene feedstocks from feedstreams produced in our Fischer-Tropsch process at Secunda. The ethylene production capacity is 480 thousand tons (Kt) per year and includes facilities for ethane cracking in both Secunda and Sasolburg.

        The propylene extraction facilities comprise three splitter columns at Secunda with a total capacity of 540 Kt per year (350 Kt per year polymer and 190 Kt per year chemical-grade). We supply 170 Kt per year of ethylene and 100 Kt per year of propylene to Dow South Africa for its high-density polyethylene (HDPE) and polypropylene plants at Sasolburg.

        Polypropylene.    The Polypropylene business unit manufactures and markets homopolymers and random and impact copolymers. The polypropylene plant technology is licensed from Novolen Technology of Germany and has a production capacity of 220 Kt per year. About 40% of the production is supplied to customers in South Africa. The remainder is sold in more than 30 countries in the Far East, Africa and South America.

        Polyethylene.    The Polyethylene business unit is a long-established producer and marketer of a low-density polyethylene (LDPE) and linear low-density polyethylene (LLDPE) for a broad spectrum of customers in the South African plastics conversion industry. It is the country's sole producer of these products and commands a market share of more than 80%.

        The 100 Kt per year LDPE plant at Sasolburg uses high-pressure autoclave technology licensed originally from ICI of the United Kingdom. The 110 Kt per year LLDPE plant uses gas-phase technology licensed from Union Carbide (now The Dow Chemical Company). The plant has been upgraded to produce 1-butene and 1-hexene grades.

        Vinyls.    The Vinyls business unit produces suspension polyvinyl chloride (PVC) resins, dry blends and compounds. Its fully integrated production chain is situated at Sasolburg, where it operates vinyl chloride monomer (VCM) and PVC plant. Ethylene and chlorine are sourced from within Sasol Polymers. It uses technology licensed from European-based VinTec and European Vinyls Corporation (EVC) for VCM and PVC, respectively. The PVC capacity is 160 Kt per year. This business unit supplies more than 95% of South Africa's resin market demand and exports to markets in Africa and the Far East.

        Chemicals.    The Chemicals business unit operates plants at Sasolburg and Witbank producing chlor-alkali chemicals, cyanide and organic peroxides. The latter is produced in a joint venture with Degussa.

        The Chemicals business unit operates a 150 Kt per year chlorine plant and supplies some 62% of its chlorine production to the Vinyls business unit. The balance is beneficiated into hydrochloric acid, perchloroethylene and calcium chloride. 135 Kt per year of diaphragm- and membrane-grade caustic soda is sold to South African customers in the pulp and paper, minerals beneficiation and soap and detergent industries.

        The Chemicals business is South Africa's sole manufacturer of sodium and calcium cyanide solution with a total production of 45 Kt per year, sold to local gold producers.

Sasol Polymers
Production Capacity(1)

Product	Production capacity (Kt per year)
Ethylene	480
Propylene	540
Polypropylene	220
LDPE	100
LLDPE	110
PVC	160
Chlorine	150
Cyanide	45

(1)
Excluding capacity of joint venture facilities. All of these facilities are located in South Africa.

        The Asian joint ventures.    Sasol Polymers' growth strategy focuses on Africa and the Indian Ocean Rim. To support its growth in the latter region, it has established three joint ventures, Optimal Olefins and Petlin in Malaysia and Wesco China Limited in China.

        Optimal Olefins operates a 600 Kt per year ethane/propane cracker at Kertih, on the east coast of Malaysia. The company is a joint venture between Petronas of Malaysia (64%), The Dow Chemical Company (24%) and Sasol Polymers (12%). The cracker principally produces 600 Kt per year of ethylene and 90 Kt per year of propylene. The monomers are sold to captive downstream customers, including Petlin, in the same petrochemical production complex at Kertih.

        Petlin operates a 255 Kt per year LDPE production plant. Petlin is a joint venture between Sasol Polymers (40%), Petronas (40%) and SABIC EuroPetrochemicals, formerly DSM (20%). This plant has a capacity of 255 Kt per year and, on the basis of our knowledge of the industry and publicly available information, we believe that it is one of the world's largest of its type. It commenced production in September 2002 and its production is destined for the Southeast Asian and Chinese markets.

        Sasol Polymers holds a 10% stake in Wesco China, a distributor of polymer products mainly to customers in Southern China and Taiwan. Wesco operates a polymer warehouse and bagging plant, a compounding plant and a recycling plant in the Guangdong Province in China. The company handles more than 150 Kt per year of polymers and has distributed Sasol Polymers' polypropylene in China since 1990.

        Investments.    Sasol Polymers is involved in the development of an ethane-based ethylene cracker, an HDPE and LDPE unit in Iran. Moreover, as additional ethylene and propylene feedstock is expected to become available during the 2005 and 2006 financial years, as a result of our unleaded petrol and polymers project, Sasol Polymers is currently looking at substantially increasing its South African output of LDPE and polypropylene at the Sasolburg and Secunda operations. For more information on our Synfuels unleaded petrol and polymers project see above "—Sasol Synfuels".

        Markets and competition.    Sasol Polymers' major focus is on the Southern African polymers market, from which it derives more than 80% of its turnover. As the sole producer of LDPE, LLDPE and PVC in South Africa, it holds the leading share in the local market. The main competitors in this market are Asian and Middle Eastern producers, including the Exxon/SABIC joint venture and TPC.

        Dow South Africa is the main competitor for our polypropylene business, producing 110 Kt per year. Sasol Polymers exports to neighboring countries in Southern and West Africa. Sales to these markets depend on the extent to which production capacity exceeds domestic market sales.

        In 2002, Sasol Polymers exported 118 Kt per year of polypropylene, 40 Kt per year of PVC, 11 Kt per year of polyethylene and 12 Kt per year of chemicals to customers mainly in the African and Asia-Pacific markets. Polypropylene accounts for by far the largest portion of Sasol Polymers' exports.

  Sasol Solvents

        Sasol Solvents primarily manufactures and markets globally a range of oxygenated solvents to various industries. Following the completion of the acquisition of Sasol Chemie in March 2001, the Solvents division includes the solvents operations of Sasol Chemie.

        In 2002, Sasol Solvents achieved a global turnover of R5.6 billion, including its portion of Sasol Chemie, which represents 13% of Sasol Chemical Industries' turnover and 9% of our Group consolidated turnover. Of this R5.6 billion, the solvents operations of Sasol Chemie contributed R2.9 billion.

        Products and activities.    A significant part of Sasol Solvents' portfolio of products can be classified as oxygenates. These are used as solvents in the manufacturing of paints, inks, coatings, adhesives, pharmaceuticals, cosmetics, fragrances and other applications. In addition to their solvent applications, a number of these products serve as intermediates for the production of downstream chemicals. We believe that the breadth of our product portfolio is a competitive advantage, compared to more limited portfolios of some of our competitors in the global solvents market.

Sasol Solvents
Production Capacity

Product	Facilities Location	Production capacity (Kt per year)
Ketones
Acetone	South Africa	160
MEK	South Africa, Germany	115
MIBK	South Africa	22
Glycol ethers
Butyl glycol ether	Germany	70
Acetates
n-Propyl acetate	South Africa	9
Ethyl acetate	South Africa	50
Solvent blends	South Africa	50
Mixed alcohols	South Africa	350
Pure alcohols
Methanol (C1)	South Africa	140
Ethanol (C2)	South Africa, Germany	285
n-Propanol (C3)	South Africa	45
Isopropanol (C3)	Germany	210
Other	South Africa, Germany	70

        Sasol Solvents has a total production capacity of more than 1,500 Kt per year, at four sites in South Africa and three in Germany. The South African production facilities are located at Secunda and Germiston in the Gauteng Province and at two separate locations in Sasolburg in the Free State Province. Our German production facilities are located at Herne, Marl and Moers in the Ruhr area.

        The main portion of the division's South African product is derived as a co-product of the synfuels process at our Synthol reactors in Secunda. A significant part of the division's products are synthesized from ethylene, propylene and butene feedstocks. This process is used in the production of ethanol, isopropanol and MEK at the German plants.

        Some of the products also result from the downstream conversion of the primary chemicals to higher value-added derivatives. Examples of these products include the production of:

  •
  methyl isobutyl ketone (MiBK) from acetone;

  •
  ethyl acetate synthesized from ethanol;

  •
  propyl acetate synthesized from propanol and acetic acid; and

  •
  the future production of ethyl and butyl acrylates from acrylic acid and the corresponding alcohols.

        In addition, Sasol Solvents produces ethylene glycol butyl ether from butanol and ethylene oxide in Germany. Ethylene oxide is sourced internally from our Olefins & Surfactants division. Butanol will become available from our new R1.2 billion butanol plant at Sasolburg commissioned in February 2003, with a production capacity of 150 Kt per year of n-Butanol and 15 Kt per year of iso-Butanol. The associated facility for acrylic acid, glacial acrylic acid, ethyl acrylate and butyl acrylate production, most likely to be undertaken in joint venture with Mitsubishi Chemical Corporation of Japan, is scheduled to start production towards the end of 2003. Mitsubishi Chemical is licensing proprietary technology for both investments.

        Markets and competition.    In 2002, Sasol Solvents sold approximately 1 Mt of products worldwide, approximately 80% of which were sold in the European, South African and Asia-Pacific markets. Sasol Solvents markets its products globally and manages its global business from its central offices in Johannesburg and Hamburg. It also operates a number of regional sales offices and seven storage hubs in South Africa, Asia-Pacific, the Middle East, the United States and Europe.

        Sasol Solvents holds significant market shares in the global markets for a number of products, amongst which n-propanol, propyl acetate, MEK and iso-propanol are the most prominent.

        Sasol Solvents' competitors vary depending on the products and include a number of major international oil and chemical companies. In the market for ketones, its main competitors are Exxon/Mobil, Shell Chemicals and Ineos. In the alcohols market, its main competitors are BP Chemicals, Shell Chemicals, Dow, Celanese and Equistar. In the market for acetates and acids, its main competitors include Celanese and BP Chemicals, and in the mixed alcohols market, its main competitor is PetroSA.

  Sasol Nitro

        Sasol Nitro, our nitrogenous products division (formerly named Nitrogen division), was formed from the restructuring of our Sasol Ammonia, Sasol Agri and Sasol Explosives (previously named SMX) operations. Its production activities are located in South Africa. The division focuses on supplying ammonia and its derivatives such as fertilizers and explosives to the South African market. It also exports some ammonium nitrate explosives and accessories, mainly to markets in the southern hemisphere. In 2002, the division's external turnover was R4 billion, representing 10% of Sasol Chemical Industries' turnover and 6% of our Group consolidated turnover.

        Main products.    The division's product portfolio includes:

  •
  ammonia;

  •
  ammonium nitrate solution;

  •
  high purity hydrogen;

  •
  phosphoric acid;

  •
  various grades of fertilizer;

  •
  explosives-grade ammonium nitrate; and

  •
  various packaged explosives and accessories.

        Production facilities.    The production facilities of Sasol Nitro are located in South Africa. Its 330 Kt per year ammonia plant in Sasolburg derives syngas from coal gasification. This process will change to use natural gas from Mozambique, once this becomes available in Sasolburg in 2004. This plant can also produce high purity hydrogen that is sold to the oil and metal refining industry in South Africa. We also derive 330 Kt per year of ammonia as a by-product from coal gasification in Secunda.

        Sasol Nitro operates two nitric acid plants, including a 315 Kt per year unit in Sasolburg that is linked to a downstream ammonium nitrate plant. The ammonium nitrate is processed in Sasolburg to produce low-density ammonium nitrate for use in the production of explosives. The 470 Kt per year nitric acid plant in Secunda supplies a downstream ammonium nitrate plant that is used in a 905 Kt per year fertilizer granulation plant that produces limestone ammonium nitrate (LAN) and various fertilizers containing nitrogen, phosphorus and potassium. Ammonium nitrate for industrial use is sourced from both sites.

        In Phalaborwa adjacent to the phosphoric rock mines of Foskor, Sasol Nitro operates a 325 Kt per year phosphoric acid plant. The rock is of igneous origin and therefore low in cadmium, which makes it highly suitable for industrial and food-grade applications. Phosphoric acid is exported to India, Japan and Europe and used within our Group for the production of fertilizer and sodium tri-poli-phosphate.

        Sasol Nitro also manufactures bulk, blended and packaged explosives at various sites close to major mining customers and a range of related accessories, especially electronic detonators. We consider explosives accessories as a necessary complement to our explosives product packages. We have entered into a joint venture with Ensign Bickford, a US company, to produce and market shock tube-based accessories.

Sasol Nitro
Production Capacity(1)

Product	Production capacity (Kt per year)
Ammonia	660
Sulphur	205
Fertilizers	905
Explosives	300
Phosphoric acid	325

(1)
All of these facilities are located in South Africa.

        Markets and competition.    Sasol Nitro focuses primarily on the Southern African market. A part of the 660 Kt per year total ammonia product is used within the Group to produce ammonium nitrate-based fertilizers and explosives. The balance is sold to other fertilizer and explosives manufacturers and for industrial usage in chemical manufacture and mineral beneficiation.

        We are the only ammonia producer in South Africa (Chemical Economics Handbook—SRI International). Omnia and AECI/Norsk Hydro are our two major customers and competitors in the downstream fertilizer and explosives markets. We have entered into market-related contractual arrangements with these customers. South Africa imports a very small part of its ammonia and all of its urea requirements. The South African explosives market is very competitive and prices are among the lowest worldwide.

        We export excess production of low-density ammonium nitrate prills to other countries of Southern Africa, Australia and South America and packaged explosives mainly to African countries. The market for explosives accessories in South Africa is significant, as large quantities of detonators are used in extensive mining activities. The main competitor in this market is AECI.

  Sasol Wax

        Sasol Wax International, our wax division, produces and markets wax and wax-related products to commodity and specialty wax markets globally. It manufactures crude oil-derived paraffin waxes, as well as synthetic waxes produced on the basis of our Fischer-Tropsch technology. Schümann Sasol International, which will be renamed Sasol Wax International in 2003, has its head office in Hamburg and employs 1,050 people globally. In 2002, it had an external turnover of R4 billion, representing 10% of Sasol Chemical Industries' turnover and 7% of our Group consolidated turnover.

        Products and Activities.    The overall volume of products marketed amounts to 730 Kt per year of which 26% are products derived from the Fischer-Tropsch process. The main product portfolio includes paraffin waxes, both fully refined and semi-refined, produced and marketed in various grades, as well as Fischer-Tropsch-based synthetic waxes which include the Fischer-Tropsch-derived hard wax (melting point range 80°C and higher), the Fischer-Tropsch-derived medium wax (melting point range 30–80°C) and liquid paraffins in the carbon range C5 through C20. Various specialty blends of waxes are also produced and marketed.

        The main productive assets of this division are located in Hamburg, Germany, in Sasolburg and Durban, in South Africa, in Pass Christian and Oakland in the United States and in the Netherlands and China.

        Our plant in Hamburg has a production and blending capacity for paraffin wax of 300 Kt per year. It purchases slack wax feedstock from numerous lube-oil-producing refineries predominantly in Western Europe and from Eastern Europe and Africa. We initially de-oil slack waxes to fully or semi-refined quality and fully hydrogenate them. Subsequently, we blend them into various product blends. We market them either in liquid bulk or in solidified form. This operation has a trading activity of about 100 Kt per year.

        Our plant in Sasolburg operates Fischer-Tropsch-based technology for the production of synthetic waxes. It currently uses coal-derived syngas as feedstock, which we plan to change to natural gas-derived syngas, when Mozambique natural gas reaches our facilities in 2004. The production capacity of the wax plant in Sasolburg amounts to 200 Kt per year of Fischer-Tropsch-derived products, of which 70 Kt are hardwaxes, 50 Kt medium waxes, 30 Kt waxy oils and 50 Kt liquid paraffins.

        We own and operate a wax plant integrated in the Engen refinery in Durban, South Africa. This plant produces wax blends predominantly for the South African candle industry. We also operate a major candle factory located in Johannesburg with a capacity of up to 30 Kt per year, which represents approximately 45% of the South African candle industry market.

        In the United States, our wholly owned subsidiary Moore & Munger Inc., based in Shelton, Connecticut, is engaged predominantly in trading activities, both in Fischer-Tropsch-derived and paraffin waxes. Moore & Munger also operates a wax blending facility in Pass Christian, Mississippi with a capacity of up to 20 Kt per year and holds a 50% share in the Luxco Wax business based in Oakland, California. The total product manufactured and traded by Moore & Munger in the United States amounts to approximately 100 Kt per year.

Sasol Wax
Production Capacity

Product	Facilities Location	Production capacity (Kt per year)
Paraffin wax	Germany	300
FT Hard wax	South Africa	70
FT Medium wax	United States, South Africa	70
Waxy oils	South Africa	30
Liquid Paraffins	South Africa	50
Semi-refined paraffin wax	South Africa	30
Specialty wax blends	Germany, United States	80

        Markets and competition.    The division markets its products globally, but its main markets are in Europe and the United States. In both Europe and the United States, approximately 50% of paraffin waxes are sold to candle companies and the balance is sold to numerous industries, including rubber and tire, cosmetics, adhesives and surface coatings industries. Fischer-Tropsch-derived hard wax production is sold predominantly in the United States and Europe, and also in Asia. Fischer-Tropsch-derived medium waxes and paraffin waxes produced in South Africa are predominantly sold to the candle industry to South Africa.

        The overall world market for waxes is estimated at about 3,300 Kt per year and the main competitors in the market are the Chinese producers China Oil and Sinopec and Sasol Wax. In the specialty wax market, our Dutch subsidiary Paramelt competes with Honeywell's special products, Witco and the former Dussek Campbell, which now forms part of BP Special Products.

  Merisol

        Merisol is a joint venture company formed in 1997 by the merger of Sasol Phenolics with the phenolics activities of Merichem Company, based in Houston, Texas. Sasol Chemical Industries and Merichem each own 50% of Merisol. Merisol has a strong presence in the global market for natural phenolics and cresylics with manufacturing facilities in Houston, Sasolburg and Oil City, Pennsylvania, and has manufacturing joint ventures with Sumitomo Chemicals in Oita, Japan and Sasolburg. In 2002, external turnover was R600 million, representing 1% of Sasol Chemical Industries' turnover and 1% of our Group consolidated turnover.

        Products and activities.    Natural phenolics are products related to phenol, which are derived as by-products of coal gasification, coal carbonization and certain petroleum refining processes and are recovered for purification and separation. Merisol manufactures the pure products, phenol, ortho-cresol, meta-cresol and para-cresol, and a diverse range of blended products, consisting of mixtures of phenol, cresols, xylenols and other phenol derivatives. These blends are known collectively as cresylic acids. Both the Sasolburg and Houston plants produce phenol and ortho-cresol and cresylic acids. The Houston plant uses proprietary separation technologies to produce high-purity meta-cresol and para-cresol and pure meta-cresol and para-cresol, making Merisol one of the few producers of these products in the world.

        Merisol's Sasolburg plant uses feedstock from our coal gasification activities at Secunda. At Houston, Merisol uses a more diverse feedstock mix from coal gasification and coal carbonization. Petroleum refining sources are declining in significance as refining practices in the United States change due to environmental regulations. We also transfer semi-refined feedstock from Sasolburg to Houston.

        Merisol has an interest in the production of synthetic, as opposed to natural, meta-cresol and para-cresol through a 50:50 manufacturing joint venture with Sumitomo Chemicals. This relationship also includes a joint venture for the production in Sasolburg of ortho-cresol novolac, a precursor to high-performance epoxy resins used for encapsulating memory and processor chips. Merisol is the supplier of ortho-cresol feedstock to this plant.

        Merisol owns a butylation plant at Oil City, Pennsylvania, producing di-butyl para-cresol (BHT) and mono-butyl meta-cresol (MBMC) from meta-cresol, para-cresol and pure para-cresol feedstocks made by Merisol at its Houston plant.

Merisol
Production Capacity

Products	Facilities location	Production capacity (Kt per year)
Phenol	South Africa, United States	45
Ortho-cresol	South Africa, United States	18
Meta-cresol and para-cresol	United States	14
Pure meta-cresol and para-cresol	United States	30
Cresylic acids and xylenols	South Africa, United States	28
High-boiling tar acids	United States	4
Butylated products (BHT and MBMC)	United States	13

        Markets and competition.    Merisol markets its products worldwide through sales offices in the United Kingdom, Hong Kong, the United States and in Johannesburg. Markets are served from product inventories held in Rotterdam, for the European market, in Houston, for the US market and in Taiwan and Sasolburg for most other markets.

        The pure products, phenol, ortho-cresol, meta-cresol and para-cresol are sold in competition with synthetically produced equivalents. In the phenol market, Merisol is relatively small in the global market, but strong in the South African market and in selected niche markets elsewhere.

        In cresols and cresylic acids, Merisol supplies major shares of the global markets for:

  •
  ortho-cresol, where the main competitors include General Electric, Bayer, Nippon Steel Chemicals, Rütgers-Chemicals and Deza;

  •
  meta-cresol, where the main competitors include Bayer, Honshu Chemical and Sumitomo Chemicals;

  •
  para-cresol, where the main competitors include Degussa, Konan Chemical and various Chinese producers;

  •
  high-purity meta-cresol and para-cresol, where the main competitors include Mitsui Chemicals, Bayer, Sumitomo Chemicals and Rütgers-Chemicals; and

  •
  wire enamel solvents.

        In the global market for ortho-cresol, meta-cresol and para-cresol and wire enamel solvents, Merisol derives the main part of its turnover (39%) from the US market, significant parts from the European and the Far East markets and the balance from other regions.

  Sasol Infrachem

        Sasol Infrachem produces syngas for downstream chemical beneficiation and hydrogen-rich industrial gas. As a supplier of on-site utilities, infrastructure and services, this division assists Sasol Chemical Industries at Sasolburg to grow through investments in new and expanded production capacity.

        Sasol Infrachem increased turnover by 1% in 2002. Total syngas production increased marginally to 55.2 million GigaJoules and gas production per employee rose by almost 14%.

  African Amines

        African Amines is a 50:50 joint venture of Sasol Chemical Industries and Air Products. It manufactures, purchases and sells alkylamines, principally for use in explosives, water-treatment chemicals and agricultural chemicals. Its products range includes:

  •
  Mono-methylamine;

  •
  Di-methylamine;

  •
  Mono-ethylamine; and

  •
  Iso-propylamine.

        African Amines has production facilities in Newcastle, KwaZulu-Natal, in South Africa. This location makes African Amines an efficient and cost-effective supplier to markets in Australasia, South America, Asia-Pacific regions, the Indian Subcontinent and the Middle East. African Amines tends to be less competitive in the main ports of Europe and the United States due to the density of local producers serving those markets.

  Sasol Carbo-Tar

        Sasol Carbo-Tar produces and markets a range of value-added carbon and tar products at Secunda and Sasolburg. These products include calcined coke, creosote and various other tar products. Approximately 61% of the division's sales are exports, mostly to the United States, Europe, Southeast Asia and Australia. The remaining 39% of sales are directed to various South African markets.

        The division was formed in 1995 and its Secunda operations are focused primarily on the production of value-added carbon products such as calcined pitch and waxy oil coke, while the Sasolburg operations are focused primarily on the production of creosote and various other tar products.

Sasol Oil and Gas

  Sasol Oil

        Sasol Oil produces crude oil-derived liquid fuels at the Natref oil refinery at Sasolburg and markets all liquid and gaseous fuels and lubricants manufactured by our Group. Liquid fuels produced include gasoline, diesel, jet fuel, fuel alcohol, illuminating kerosene and fuel oils. Gaseous fuels include liquid petroleum gas and pipeline gas.

        In 2002, Sasol Oil's external turnover amounted to R4.8 billion, representing 8% of our consolidated Group turnover. Natref refinery sales contributed the major part of this amount, while wholesale marketing of the Group's fuels contributed the balance.

        The Natref Refinery.    National Petroleum Refiners of South Africa Limited, or Natref, is South Africa's only inland crude oil refinery. We own 63.64% of Natref and Total South Africa (Pty) Limited owns the balance of 36.36%. While we operate the refinery, Total participates in its management with veto rights in respect to a number of corporate actions, including, among others, increasing or reducing Natref's share capital, amending Natref's Memorandum and Articles of Association and the rights attaching to its shares, appointing directors to serve as executive officers and determining directors' remuneration.

        Under the terms of an agreement concluded between Total and us, Total was granted the option to purchase up to 13.64% of the ordinary shares that we hold in Natref at fair market value upon the occurrence of certain events. Termination of the Main Supply Agreements in December 2003, discussed below, will allow Total to exercise its option to increase its interest in Natref to up to 50%. Should Total decide to exercise its option and increase its interest to 50%, we would be entitled to operate the Natref refinery and Total would be allowed equal representation on Natref's board of directors. In this case, potential disagreements regarding matters before the board of directors or shareholders meetings will have to be resolved through appropriate deadlock procedures, or otherwise referred to arbitration.

        Refinery production and capacity.    Natref obtains approximately 65% of its crude oil requirements from the Middle East through crude oil term contracts and the balance at spot prices from West Africa and other sources. Durban landed crude oil is transferred to the refinery through a 670 kilometer pipeline owned by Petronet, a state-owned pipeline company.

        Natref is a technologically advanced refinery, highly efficient in refining heavy crude oil into gasoline, diesel and other white products. It is South Africa's only inland crude oil refinery, as the other three crude oil refineries are located along the country's shores. Its inland position does not allow the refinery easy access to the bunkers fuel market, which is the case for coastal refineries. Therefore, Natref focuses on the production of white petroleum products. It is designed to upgrade relatively heavy crude oil with a high sulphur content (sour) to yield a minimum of 90% white petroleum products. In comparison, coastal refineries have a typical 65% to 75% white oil yield depending on the type of crude oil used. Crude oil selection and degree of upgrade are ultimately dictated by refinery configuration and overall economics. Other products of the refinery include commercial propane, jet fuel, different grades of bitumen and fuel oils.

        Following a fire incident in June 2001, the refinery facilities had to suspend production for a period of four months. Reconstruction of the crude oil distillation unit was completed in October 2001 and the refinery has subsequently operated to capacity.

        With regard to refinery efficiency during the year 2002, excluding the four months of closure, plant availability was close to 100%, which was in line with past performance. White product yield decreased to 88.1% in the eight months of operation in 2002, compared to 91.9% in 2001. This decrease was due to instability during startup following the closure. Based on a recent international benchmarking exercise comparing refining performance, Natref ranked in the second to third quartile of the Asia-Pacific GOC2 group.* Its refining margin was also in line with its South African and international peers.

*
Source: "Solomon's Fuels Refinery Performance Analysis", available at "http://www.sa-inc.com". GOC2 stands for Gas Oil Conversion capacity—Category 2; average capacity for this category is 200,000 bbl per day.

        In September 2002, we completed our project to expand the refinery in order to increase the refining capacity by 22%, to up to 107,000 bbl per day. The total cost of this project amounted to R790 million. In light of our expectations for future deregulation of the industry and the projected increase in fuel demand, we believe that this additional capacity will in the long-term provide economies of scale that can enhance our low-cost competitive advantage and increase our market share. In addition to increasing refining capacity, we expect that this expansion will enable Natref to improve the range of products offered, the yield of white products and environmental efficiency.

Natref Refinery Production(1)

Product	2002(2)	2001	2000
Crude oil processed (million liters)	2,055	2,781	2,876
White product yield (% of raw material)	88.1	91.9	90.4
Total product yield (%)	96.5	99.3	95.9

(1)
Data based on our 63.64% share in Natref.
(2)
Production in the year 2002 was impacted by the four-month closure of the refinery following the fire in June 2001.

Liquid Fuels Marketed
by Sasol Oi1(1)

Product	2002	2001	2000
Total liquid fuel sales (million liters)	7,727	8,713	8,875
Fuel and bitumen exports (million liters)	160	322	220

(1)
Includes liquid fuels produced by Sasol Synfuels and marketed by Sasol Oil.

        The South African liquid fuels market.    We are the leading provider of liquid fuels in South Africa in terms of both turnover and sales volumes (South African Petroleum Industry Association—Product Sales Figures, 2002). The proportion of Natref's production that corresponds to our 63.64% share in the refinery represents about 11% of South Africa's total liquid fuels output. An additional 29% of South Africa's fuel output is produced by Sasol Synfuels at Secunda. Our main wholesale customers in the South African liquid fuels market include Engen, BP, Caltex and Shell. These companies, among others, currently purchase a part of their liquid fuels requirements for the South African market from us under the Main Supply and Blue Pump Agreements (see below).

        The Natref refinery at Sasolburg and our synfuels facilities at Secunda are located in the economic heartland of the country, where an estimated 59% and 51% of the national liquid fuels consumption, respectively, takes place. We currently supply approximately 8.5 Mt of liquid fuels per year to the South African market, representing approximately 40% of South Africa's fuel needs of approximately 21 Mt per year.

        The Main Supply and Blue Pump Agreements.    We are party to a series of long-term supply agreements with the major oil companies operating in South Africa, the latest of which was entered in 1988. These agreements oblige the oil companies to purchase certain of our petroleum products up to a maximum of 7,740 million liters a year, in proportion to their respective market shares in specified areas in the country. As a result, we sell more than 90% of our petroleum output to these oil companies pursuant to the terms of the Main Supply Agreements.

        In exchange for the oil companies' purchase commitments, the Main Supply Agreements impose limitations on our ability to sell our petroleum products to other institutional customers in South Africa and certain Southern African countries, and prohibit us from marketing fuel directly to the South African retail market, with the exception of operating the Blue Pumps. As a result, we export only a very small portion of our production to sub-Saharan African countries and we do not operate a retail service station network of our own in South Africa.

        The Blue Pump Agreement currently permits us to install and operate the so-called Blue Pumps, which are Sasol-branded fuel pumps supplying our own fuels, located at service stations of other oil companies in designated regions. Thus, we are allowed to market a limited portion of our petroleum output directly to the South African retail market. In 2002, we sold approximately 7% of our petroleum products output through our Blue Pumps.

        With respect to our Main Supply and Blue Pump Agreements, the Competition Commission has granted us an exemption under the South African Competition Act regarding certain of our arrangements under the Agreements, which might be considered prohibited practices under this Act. This exemption extends until December 2003, when the agreements are due to terminate.

        In 1998, we filed a notice to terminate the Main Supply and Blue Pump Agreements, which, as a result, are due to expire in December 2003. Following the termination of the agreements, the restrictions on our ability to market our petroleum products directly to the South African retail market and to institutional customers will expire. We intend to conclude new arrangements with the oil companies in respect of their commitment to purchase our petroleum products. In anticipation of the termination of the agreements in December 2003, we have already commenced renegotiating with the oil companies the extent of their commitments to purchase our petroleum products in the wholesale market.

        Both the Natref refinery and our synfuels facilities at Secunda are advantageously located in the economic heartland of the country, where more than half of the national liquid fuels consumption takes place. Besides, there is only one pipeline currently available for transport of petroleum products from Durban to the inland regions, which is owned by Petronet. We believe that the advantageous location of our production facilities, combined with the current infrastructure logistics in South Africa that limit transportation capacity and increase the cost of transportation of imported fuel to high consumption inland regions, render our petroleum products highly competitive in the South African liquid fuels market. On the other hand, we believe that, following the termination of the agreements, the oil companies will have the opportunity to increase sales of their own liquid fuels product where logistical conditions make this economically beneficial for them. In view of the above, we believe that we will be successful in agreeing to a purchase commitment for at least the majority of our petroleum product, although this commitment may represent a smaller part of our aggregate petroleum output, compared to our current sales to the oil companies guaranteed under the Main Supply Agreements.

        On the other hand, in view of the expiry of the current restrictions on our access to the South African retail fuel market, we expect that we will be able to sell a significant portion of our petroleum output directly to the retail market. To this effect, we are in the process of developing a service station network throughout the country with our own Sasol brand. About 100 of our service stations are currently operated by other oil companies. We intend to re-brand these stations with the Sasol brand and expect to gradually operate an additional 100 to 200 Sasol-branded service stations. We estimate that we will be required to invest approximately R1.1 billion in the development of our service stations network.

        We believe that securing direct independent access to the retail market will yield strategic advantages to our position in the South African fuels market. As the restrictions on our sales to the South African market are removed, we should have the opportunity to increase our fuel production capacity and sales by accessing the retail market. To achieve maximum profitability, we intend to concentrate on developing high-volume stations in growth areas. We believe that our independent access to the retail fuel market should serve as a competitive advantage in our arrangements with other oil companies in the market, with whom we expect to negotiate on an individual basis. Furthermore, we expect that the new arrangements will be consistent with South African competition legislation and we will have more flexibility to advance our strategic position in the market through acquisitions or joint ventures. Currently, the main competitors in the South African retail market for liquid fuels are BP, Shell, Engen, Caltex and Total.

        Refinery gate fuel price.    The In-Bond Landed Cost Price (IBLC) formula will be used to calculate the refinery gate price of fuel in South Africa until 1 April 2003. The IBLC formula is based on the nominal import value of refined product. It sets the basis for the calculation of the price of fuel we sell to other oil companies in South Africa in accordance with the Main Supply Agreements. The IBLC amount is the sum of the international market price, terminal charges and duty differentials. It consists of the following components:

  •
  free-on-board (FOB) cost;

  •
  US dollar to Rand exchange rate;

  •
  freight;

  •
  insurance;

  •
  landing and wharfage;

  •
  terminal charges; and

  •
  duty differentials.

        80% of the FOB value is based on the postings average of the SPC and ESSO/Mobil refineries in Singapore and the Caltex refinery in Bahrain (Caltex in Singapore for unleaded petrol). The remaining 20% of the FOB value is based on the Platt's spot price assessments applicable in Singapore, calculated as the mean of the high and low assessments of the day.

        Following an agreement reached between the South African oil industry and the government, a new Basic Fuel Price (BFP) mechanism will be implemented with effect from 2 April 2003, replacing the IBLC formula. The BFP formula will be based on international fuel products spot prices in order to simulate more accurately the movements of the international products market. The BFP formula represents an effort to reflect the true cost of importing substantial volumes of fuel into South Africa, by taking into account all costs incurred, including freight costs to South African ports, demurrage, wharfage, storage, financing and insurance costs. In the case of petrol, 50% of the FOB value will be based on Platt's Singapore spot prices, and the other 50% based on Med spot prices. For middle distillates, 50% of the FOB value will be based on Platt's Arab Gulf spot prices, and the other 50% based on Med spot prices. The mean of the high and low Platts spot price assessments is used.

        Global demand for crude oil, Gross Domestic Product growth in the Asia Pacific region and additional refining capacity in India, Asia Pacific or the Arab Gulf may have different end results on the two pricing mechanisms. As the two pricing mechanisms are fundamentally different, we cannot calculate a fixed differential or a direct correlation between them and at any given point in time the BFP formula may result in lower or higher fuel prices, depending on the timing of adjustments to its various components. Based on our experience over the five recent years, we believe that the adoption of the BFP formula may in the calendar year 2003 result in a reduction of between R0.04 and R0.05 per litre in the current IBLC-based fuel price of R2.13 per litre. We expect that this reduction may adversely affect our profits in the year to end 30 June 2004 by between 2% to 3%. However, we believe that the difference between the BFP formula and the IBLC-based fuel prices is mainly a result of international refining overcapacity and we expect this effect to be mitigated in future years, if refining overcapacity is taken up.

        We believe that over the next five years the government may abolish the refinery gate fuel pricing mechanism. We cannot predict whether and when this may occur, and although we believe that such abolition may increase competitive pressure on our liquid fuels sales, we believe that it should not have a material adverse effect on our business, operating results, cashflows and financial condition.

        Economic empowerment of historically disadvantaged South Africans.    As part of a general initiative of the government of South Africa to ensure the participation of historically disadvantaged South Africans in the country's economy, in November 2000, we became party to an agreement with the government and the liquid fuels industry which requires us, as well as other companies in this sector, to allow and facilitate participation by these interests in the company which will own our petroleum and liquid fuels assets. For a further discussion of the Liquid Fuels Charter see "—Empowerment of Historically Disadvantaged South Africans". The Liquid Fuels Charter requires us to allow historically disadvantaged South Africans to acquire an equity participation of at least 25% in the company holding our liquid fuels business by 2010.

        In order to facilitate this participation, we are currently reorganizing our South African liquid fuels businesses, including our crude oil refining facilities, our liquid fuels marketing and distribution operations and our synfuels mixing and blending facilities in a separate legal entity.

        We currently hold approximately 22.5% in Exel, a company which owns, leases and operates liquid fuels service stations, in which historically disadvantaged South Africans currently hold a shareholding of approximately 77.5%.

  Sasol Gas

        Through Sasol Gas, we market clean-burning pipeline gas, produced by Sasol Synfuels and Sasol Chemical Industries. Since 1964, we have developed high value gas markets and a gas distribution pipeline network of 1,400 km through which we currently supply 45 million GigaJoules per annum (mGJ/a) throughout the regions of Mpumalanga, Gauteng, KwaZulu-Natal and the Free State. In these regions, we supply our gas to more than 600 industrial and commercial customers. We use a Petronet pipeline to transport gas to our markets in KwaZulu-Natal.

        Our gas products consist of hydrogen-rich gas produced at the Sasolburg chemical plants of Sasol Chemical Industries and synthetic methane-rich gas produced at our synfuels plants in Secunda. Our gas competes mainly with crude oil-derived products in various industries, including ceramics, glass and steel manufacturing, bakeries and a number of other sectors.

        The South African gas market.    The market for pipeline gas in South Africa, compared to international markets, is still in its infancy. We expect the market to grow substantially with the introduction of natural gas from Mozambique. Our current supply of 45 mGJ/a of pipeline gas represents only 2% of the final energy market in South Africa, a market which is currently dominated by electricity and coal. In comparison, the average market share of the global energy market for pipeline gas exceeds 20%. Environmental and technological trends in gas are further expected to entice customers to convert to gas as a substitute for electricity, crude derivatives and coal.

        The natural gas project.    Through Sasol Petroleum International, we have agreed with the government of Mozambique to undertake the development of its natural gas fields in the region of Temane. To this end, we have concluded a petroleum production agreement under which, in partnership with Companhia Moçambicana de Hidrocarbonetos, a subsidiary of Mozambique's national oil company, we are developing the reservoirs in Temane and Pande and constructing the main natural gas processing facility. We have also concluded a production sharing agreement which grants us exploration rights to defined areas surrounding the Temane and Pande reservoirs.

        Furthermore, the government of Mozambique has granted us the right to construct and operate a gas transmission pipeline for the transportation of gas from Mozambique to South Africa. The governments of South Africa and Mozambique have the option to collectively acquire 50% of the shares in the pipeline company which is currently a wholly owned Sasol subsidiary. The option is due to lapse three months from the date we submit reserve reports containing the results of the exploration and development work we are due to undertake during calendar year 2006 or confirming that there are sufficient proven reserves to ensure adequate supply to the South African natural gas market, at a rate of 120 million Gigajoules per annum, for twenty five years.

        Construction of the central processing facility near Vilanculos in Mozambique, where natural gas will be gathered from the wells, cleaned and compressed for delivery through the transmission pipeline, is expected to be completed in October 2003. In June 2002, we commenced construction of the transmission pipeline from Mozambique, which is planned to comprise 520 km in Mozambique and 345 km in South Africa, starting at the central processing facility and ending at Secunda, where it will be connected to our existing gas network. For a discussion of the regulation of pipeline gas activities in South Africa see "—Regulation of gas-related activities in South Africa". We expect the entire project, including the construction of the main processing facility and pipeline and the conversion of our Sasolburg facilities and our existing pipeline network, to cost approximately R11.3 billion.

        We expect that natural gas will be delivered to South Africa at an initial rate of 80 mGJ/a, which will later increase to 120 mGJ/a. When natural gas becomes available, we will convert our current gas network in South Africa to natural gas to establish a gas baseload, a process similar to that completed in northern Europe in the late 1960s and early 1970s. We expect this conversion project to cost about R410 million and achieve immediate external sales of 37.6 mGJ/a of natural gas. We also expect to achieve a further 8 mGJ/a growth by expanding the KwaZulu-Natal market, which we only recently penetrated in 1996.

        We expect that the introduction of natural gas from Mozambique will coincide with the exhaustion of the reserves and the shutdown of the majority of our mining operations at the Sigma Mine at Sasolburg.

We are in the process of transforming our coal gasification facilities at Sasol Chemical Industries to natural gas refining, a project estimated to cost approximately R1.3 billion. In addition, Sasol Synfuels and Sasol Technology are currently considering installing additional facilities in our Secunda plant to commence using natural gas as supplementary hydrocarbon feedstock from 2004. Initially, about 3% of Sasol Synfuels' feedstock will be derived from natural gas.

        Sulphur-free natural gas is cleaner than coal and offers more production flexibility. We believe that the supply of natural gas may help broaden Sasol Synfuels' product portfolio, strengthen its production flexibility and lower its overall output of sulphur-based emissions per unit of hydrocarbons converted. We expect this conversion project to lead to a substantial reduction of carbon dioxide, sulphur dioxide and nitrous oxide emissions at Sasolburg. We believe that odorous hydrogen sulphide emissions will be eliminated, solid waste will be halved and water consumption will drop by as much as 30%.

        The South African gas pipeline.    The Department of Minerals and Energy has initiated a study on pipeline capacity in South Africa. This study will evaluate the capacity of all pipelines, the refining capacity of all six refineries operating in the country and the prospects for future growth in the demand for fuels. The outcome of this study will determine when a new white product pipeline will be required in order to ensure sufficient supply of white petroleum products in the inland region. We believe that among the conclusions of this study could be a determination as to the timing and conditions under which Petronet may give us notice requiring us to convert the existing pipeline which we use to transport gas to a white petroleum product pipeline. In this case, a five-year notice period will apply and we will need to construct a new dedicated gas pipeline to supply gas to the Durban market.

        Co-generation.    We are currently examining opportunities in the field of co-generation, the supply of both electricity and steam to utilities consumers, especially in the regions of Sasolburg, Durban and Richards Bay. In view of the government's plans to privatize electricity generation activities and the on-going program of electrification of rural areas whereby about 250,000 households are being connected annually to the power grid, we believe that a co-generation project of this type should be able to achieve profitability in line with utility benchmarks. In partnership with Tractebel, a major European utilities company based in Belgium, we are looking at developing the necessary infrastructure to exploit the expected supply of natural gas from Mozambique.

Other Activities

  Gas-to-Liquids—Sasol Synfuels International

        Based in Johannesburg and formed in 1997, Sasol Synfuels International, our GTL technology marketing and support subsidiary, is responsible for developing and implementing international business ventures based on our Fischer-Tropsch synthesis technology. Sasol Synfuels International initiates and develops new ventures from project conception through to project execution. We expect that in time, it will participate fully in the operation of those ventures and the marketing of their products after the commercial start-up.

        The Sasol SPD process.    Exploiting our long and extensive experience in the commercial application of the Fischer-Tropsch technology, we have successfully developed a Fischer-Tropsch-based SPD process for converting natural gas into high-quality, environment-friendly diesel and other liquid hydrocarbons. The GTL process consists of three main steps, each one of which is commercially proven. These include:

  •
  the Haldor Topsøe reforming technology, which converts natural gas and oxygen into syngas;

  •
  our Slurry Phase Fischer-Tropsch reactor, which converts syngas into hydrocarbons; and

  •
  the ChevronTexaco Isocracking technology, which converts hydrocarbons into particular products, mainly diesel, naptha and kerosene.

        Currently, we believe, based on our knowledge of the industry and publicly available information, that on a worldwide basis we have the most extensive experience in the application of GTL technology on a commercial scale, with Shell being the only other company with significant experience in this field. Given the increasing discovery of extensive natural gas resources, especially in remote regions, our Sasol SPD process can be applied with significant commercial and efficiency advantages in various parts of the world. Proven global natural gas resources are currently estimated to be an oil equivalent of more than 900 billion bbl*. In addition, transportation of fuels in liquid form is easier and cheaper than transportation of gas. As a consequence, our technology has evoked interest from countries and companies with extensive natural gas reserves, as an appealing alternative for exploiting these reserves. In recent years, we have been actively promoting our Sasol SPD technology and are examining several projects, with a view to commencing its commercial application at the core of new GTL plants.

*
Source: BP Statistical Review of World Energy, June 2002, available at www.bp.com.

        The SPD process converts natural gas into diesel and other liquid hydrocarbons which are significantly more environment-friendly and of higher quality and performance, compared to respective crude oil-derived products. In view of product specifications gradually becoming more stringent, especially with respect to emissions, we believe that the option of environment-friendly GTL fuels will become more appealing in time. However, the construction of GTL facilities and the production of GTL fuels require significant capital investments, at least during their initial stages, as is usually the case with the application of new technologies. GTL fuels can be used with optimized engines for best performance, although they can also be utilized with current compression ignition engines. We also expect that GTL diesel may be suitable as a cost-competitive blend stock for conventional diesels, thereby enabling diesel producers to reduce the sulphur content of their existing diesel formulations without investing substantially in sophisticated new plants and infrastructure.

        The Sasol-Chevron joint venture.    As part of our strategy to exploit our SPD technology and develop and expand the GTL process, in June 1999, Sasol Synfuels International and ChevronTexaco, then Chevron Corp., agreed to create a global alliance to implement ventures based on GTL technology. We believe that there are considerable synergies between the two companies, which will enable the alliance to accelerate both the implementation of GTL ventures and the development of markets for the new products, to be produced from the ventures that will be established in Nigeria and elsewhere. We finalized and implemented our global joint venture in October 2000. We are currently investigating through Sasol-Chevron and Sasol Synfuels International the possibility of developing additional GTL plants in various regions, including Australasia, the Middle East and Latin America.

        The Escravos GTL project.    We are currently involved in the development by ChevronTexaco of a 34,000 barrels a day GTL project at Escravos in the Western Niger Delta of Nigeria, in collaboration with the Nigerian National Petroleum Company. The aggregate capital expenditure for the project, net of fiscal incentives, is estimated to be up to US$1.3 billion. We are providing 50% risk-based financing of this aggregate capital expenditure. Sasol-Chevron global joint venture has licensed the Sasol SPD process and agreed to provide technical and operating support for the project. We expect the plant to be commissioned in 2006.

        The Qatari GTL project.    We have finalized our agreement with Qatar Petroleum, Qatar's state-owned energy company, to commence the joint development of a GTL plant at Ras Laffan Industrial City in Qatar. We hold 49% in this venture, with Qatar Petroleum holding 51%, and we estimate the total cost of the project for both partners at approximately US$1.2 billion, including site, pre-production and contingency costs. We are in the process of seeking project financing for a significant portion of up to 70% of the costs. Sasol Technology recently completed the front-end engineering and design phase and we believe that the project will commence operation in 2005 with an expected capacity to convert natural gas into 33,000 barrels of environment-friendly fuels per day.

        We believe that the operation of the GTL plants in Nigeria and Qatar will effectively demonstrate the successful commercial application of the Sasol SPD process outside South Africa.

        Catalyst facility.    To support our plans to globally develop and exploit GTL technology, we finalized a co-investment agreement with Engelhard Corp. during 2002 to manufacture our proprietary advanced cobalt catalyst. Sasol Technology developed this cobalt catalyst for application in the Sasol Slurry Phase reactor to be featured in future GTL plants. In January 2002, we commissioned our 500 tons per year cobalt catalyst production facility at De Meern in the Netherlands. It has since been producing and stockpiling high-quality catalyst for our Nigerian and Qatari GTL plants.

  Petroleum Exploration and Production—Sasol Petroleum International

        Based in Johannesburg and founded in 1995, Sasol Petroleum International is responsible for our expanding international upstream interests in oil and gas exploration and production activities. Sasol Petroleum International also concentrates on high-potential areas in West and Southern Africa and invests in partnerships with international oil and gas companies. Sasol Petroleum International recently opened its international office in London, where it is co-located with the offices of the Sasol-Chevron joint venture, and has assumed responsibility for the West African exploration and production activities.

        Mozambique.    We signed landmark agreements in 2000 and 2001 with the government of Mozambique for the development of natural gas fields, including the construction of a pipeline for the South African gas market.

        Our 70:30 partnership of Sasol Petroleum Temane Limitada with Companhia Moçambicana de Hidrocarbonetos was granted rights by the government of Mozambique for the development, production and disposition of the reserves of petroleum located in the Pande and Temane field reservoirs in Mozambique. We are drilling additional production wells with a view to enabling commercial gas production by February 2004.

        Gabon.    In Gabon, Sasol Petroleum International holds a 30% interest in a partnership with Vaalco Gabon (30%), Panafrican Energy (32%), PetroEnergy Resources (5%) and Nissho Iwai (3%) for the exploration, development, production and disposition of hydrocarbons in the Etame block. The partnership has been awarded a production license by the Gabonese government and the Etame oilfield is currently under development. Oil has already commenced flowing and has reached a gross production rate of approximately 15,000 bbl per day. We are planning further exploration and expect to drill a further two appraisal wells during the next two years.

        Sasol Petroleum International holds a 22% stake in the Tolo and Otiti blocks in Gabon, while BHP Petroleum, the operator of the project, and Dallas-based Triton Energy hold the balance. Initial exploration in the Tolo block was unsuccessful, but we intend to conduct further surveys and analysis in both locations during 2003. In the Phenix block south of Etame, Sasol Petroleum International is conducting an exclusive study of existing data prior to possibly applying for a new exploration permit.

        South Africa.    Sasol Petroleum International has maintained its interests in Block 3A/4A off South Africa's west coast, converting its existing one-year technical co-operation agreement into a prospecting sub-lease agreement with the South African Petroleum Agency and the Ministry of Minerals and Energy.

        Equatorial Guinea.    In Equatorial Guinea, Sasol Petroleum International holds a 20% interest in Block H in the Rio Muni Basin along with Roc Oil of Australia and Atlas Petroleum International. The newly acquired seismic data is currently being evaluated and we expect that the first exploration well could be drilled as early as 2003. Through a seismic option agreement signed with Atlas for the participation in Blocks I and J in Equatorial Guinea, Sasol Petroleum International also has the option to acquire equity of up to 50% in these blocks and become the technical partner, upon completion of the seismic data review.

  Research and Development—Sasol Technology

        Our subsidiary, Sasol Technology, acts as our technology partner to all our business units through launching and helping to sustain our growth initiatives. Sasol Technology aims to provide functionally driven support across geographic boundaries through its research and development, new business development, engineering and project management and information and logistics divisions.

        Our research and development functions.    Our central research and development division employs approximately 570 people in South Africa who focus on fundamental research, while our decentralized division consists of various areas focusing on applications. The central research function has a full suite of state-of-the-art pilot plants to support both current and future technology being developed. This suite is currently being upgraded at a cost of approximately US$21 million (R194 million). The central research team employs highly skilled people, of whom approximately 70% have a university qualification and 85 employees hold a PhD in chemistry or engineering. Applications research involves around 275 people, some of whom are involved in applications research on a part-time basis.

        We also conduct our research activities through external alliances and research collaborations with over 100 research institutions, consortia and universities worldwide. In addition, strong emphasis is placed on training; at least 30 of our employees from South Africa are currently studying abroad in a continuing effort to ensure top level in-house research competency.

        Fundamental research activities.    Among our noteworthy research and development successes over the past decade is the development of the Slurry-Phase and Advanced Synthol reactors, the development of the proprietary cobalt catalyst, the low temperature Fischer-Tropsch process, recarburized carbon, and ethylene trimerization.

        A significant part of our research focuses on supporting our coal-to-liquids and GTL technologies and associated products. This includes research on coal gasification and gasification products, syngas conversion through the application of Fischer-Tropsch and research relating to adding value to Fischer-Tropsch-derived products. Catalysis research includes the development of both iron- and cobalt-based proprietary Fischer-Tropsch catalysts and we have already commenced manufacture of our cobalt catalyst through a joint venture with Engelhard Corp. Through Sasol Technology, we have progressed in developing the second generation of our integrated Sasol SPD process to convert natural gas into a clean-burning synthetic fraction of diesel and other premium-grade products. In time, we plan to integrate some of the experience gained from operating the Nigerian and Qatari GTL plants which are under development into our new-generation SPD process.

        Our wide range of products requires extensive research on product work-up and beneficiation, including separation and purification processes and new product development. Carbon-based products and cresylic acids are among the cases in which we have adapted existing technology to meet our needs. The development of carbon-based products (recarburized carbon) from medium temperature gasification pitch, a product of Carbo-Tar, has already been successfully implemented on a commercial scale. Similarly, we have carried out work on cresylic acids, another gasification by-product, on behalf of our joint venture with Merisol, relating to purification of various associated products and also derivatizing and adding value to certain feedstreams.

        Over the years, we have developed a strong competency in purification in order to extract high value alpha olefins from Fischer-Tropsch products. This has helped us successfully develop purification processes for 1-pentene, 1-hexene, 1-heptene and 1-octene products, which allow us to apply them as comonomers in polymers. In support of the above, a small polymers fundamental research group is investigating the application of our comonomers, including uneven alpha olefins and branched alpha olefins for polymer applications.

        In order to benefit from the projected demand growth in global markets for 1-hexene, we are investigating various potential production routes, including ethylene trimerization.

        Derivation of Fischer-Tropsch derived feedstreams is also a high priority. To support this focus, we recently developed competency in homogenous catalysis. Our in-house skills were leveraged through a laboratory that we established at St. Andrews University in Scotland, which, when fully operational, will comprise 25 highly qualified scientists. The focus is currently on hydroformylation of olefins to produce a range of alcohols. We recently applied hydroformylation at a commercial scale to produce detergent range alcohols. Carbonylation of alpha olefins is another area where we are investigating homogenous catalysis. Other derivatization technologies include the use of oxidation of olefins and paraffins.

        Research focused on the reduction of our operations' environmental footprint includes water treatment and purification. In this regard, special attention is given to water utilization, given the location of some of our current and future plants in semi-arid areas. We follow an integrated approach toward optimization of current processes focusing, among others, on energy efficiency, emissions and water utilization. End of pipe solutions include technology such as microbial treatment processes and desalination technology, which has been tested and implemented.

        We continue to focus on identifying and implementing new technologies, which can help reduce production cost. This includes research focusing on the application of catalytic distillation in various new and existing processes. Work is continuing within a consortium including Queen's University, Belfast, to investigate the potential use of ionic liquids as environmentally friendly solvents. We are also participating in a consortium with BP, Statoil, Praxair and others to develop oxygen transfer membranes for application in natural gas reforming. In addition, we are researching emerging technology relating to living polymerization through a consortium coordinated by Carnegie Mellon University.

        We have implemented techniques such as computational chemistry and combinatorial chemistry, on a smaller scale, in order to improve productivity and speed up our technology development efforts.

        Applications research and development.    Our applications research and development activities are focused around four areas:

  •
  technical service;

  •
  analytical service;

  •
  plant support; and

  •
  new applications, products and processes.

        About 275 of our employees are involved in applications research, of which approximately half concentrate on the analytical service area. The majority are involved in research and development on a part time basis. Over 100 of these research personnel are located in Germany, approximately 70 in each of Italy and the United States and the remainder in the Netherlands.

        The key applications research and development product areas are:

  •
  alcohols and derivatives, based in Brunsbüttel, Germany and Lake Charles, United States;

  •
  surfactants and detergents, based in Italy, United States and Germany;

  •
  inorganic specialties, based in United States, Germany and Italy;

  •
  LABs, paraffins and olefins, based in United States and Germany;

  •
  Solvents, based in United States and Germany;

  •
  Sasol Oil R&D, based in Sasolburg;

  •
  Sasol Polymers Technical Support Group, based in Modderfontein, South Africa; and

  •
  fine chemicals, based in the Netherlands.

  •
  Approximately 70% of our applications research division relates to specific customer-requested research, which illustrates our commitment to meeting our customers' changing requirements. We acquired this customer-driven research and development capability, especially in the areas of surfactants, inorganic specialties and LABs, through the Sasol Chemie acquisition. This complemented our existing applications research and development capabilities in South Africa, which primarily related to fuel applications and wax research, conducted in conjunction with Schümann Sasol in Germany. Following the integration of Sasol Chemie into our Group there is strong interaction between our South African research operations and those of Sasol Chemie.

Legal Proceedings

        We are party to legal proceedings in the ordinary course of business and we do not believe that there are any pending legal proceedings which could have a material adverse effect on our business, operating results or financial condition.

        The EDC pipeline litigation.    Under a 1984 agreement, Conoco owned, operated, and maintained a pipeline, running from the Conoco Refinery to a VCM plant in Westlake, Louisiana, formerly operated by Vista Chemical Company, subsequently renamed CONDEA Vista Company and now Sasol North America Inc. (Sasol NA), a wholly owned subsidiary of ours following the acquisition of Condea. This pipeline was used to transport ethylene dichloride (EDC) from the Conoco Refinery docks to the VCM plant. In March 1994, Conoco discovered a rupture of the pipeline.

        Conoco undertook, at its expense, a clean-up of the 1994 EDC spill and, for this purpose, hired a number of remediation contractors. Beginning in 1995, employees of Conoco's contractors who were present on site during the clean-up, including employees of remediation contractors, filed a number of lawsuits against Conoco and Sasol NA seeking compensatory and punitive damages for personal injuries resulting from alleged EDC exposures.

        Defending and settling these lawsuits has cost Sasol NA over US$60 million, most of which was reimbursed by insurance carriers or RWE-DEA under the agreement for the acquisition of Sasol Chemie. Most of the settlements and legal fees were paid before 30 June 2002 and are reflected in our financial statements for the financial year ended 30 June 2002.

        In respect of the lawsuits that had been filed as of 1 January 2002 and remain unresolved following the settlements, Conoco and Sasol NA have capped their joint liability at a total amount of approximately US$200,000. However, two new class action lawsuits and six individual lawsuits were filed in the last half of calendar year 2002 by a law firm not involved in the earlier settlements. The number of plaintiffs represented in lawsuits pending as of 1 January 2003 total approximately 400. We have taken statements from about 50 of the plaintiffs in an effort to evaluate the merits of the cases and have established a US$3 million reserve for Sasol NA's share of any settlements or judgments. Additional lawsuits could be filed in the future, although we believe that the possibility of additional lawsuits being filed diminishes through time.

        EDC pipeline insurance litigation.    The insurance companies providing primary coverage for Sasol NA's Westlake facilities in 1994, when the pipeline incident occurred, provided Sasol NA with liability insurance protection capped at US$50 million in excess of Sasol NA's US$5 million self-insured retention for each occurrence. In September 1998, Sasol NA filed a lawsuit before a Louisiana state court against the primary insurers for the coverage for the EDC pipeline litigation, including both compensatory damages for personal injury damage and punitive damages.

        As a result of mediation concluded in May 2001, the parties reached a final settlement under which Sasol NA received a substantial amount of coverage for costs incurred in connection with the EDC pipeline litigation which amount was paid in full by April 2002. Sasol NA is seeking a small amount of additional coverage from its first layer of excess coverage and is evaluating further coverage opportunities.

Regulation

        The majority of our operations are based in South Africa, but we also operate in 15 other countries throughout the world. In South Africa, we operate coal mines and a number of plants and facilities for the storage, processing and transportation of raw materials, products and wastes related to coal, oil, chemicals, and gas. These facilities and the respective operations are subject to various laws and regulations that may become more stringent and may, in some cases, affect our business, operating results, cash flows and financial condition.

Regulation of Mining Activities in South Africa

        The Minerals Act.    In South Africa, mineral rights, encompassing the right to prospect and mine, are held either privately or by the government of South Africa. Ownership of private mineral rights is held through title deeds and constitutes real rights in land, which are enforceable against any third party. Prospecting and mining are regulated by the Minerals Act and South African common law. The Minerals Act regulates the prospecting for and the optimal exploitation, processing and utilization of minerals, in addition to imposing reclamation requirements on prospecting and mining operations. The Act requires anyone undertaking prospecting or mining operations to compile an environmental management program and to provide for the environmental impact of the proposed prospecting or mining activities. This program must be approved by the relevant Director of Mineral Development. The Minerals Act is to be repealed by the Mineral and Petroleum Resources Development Act.

        Currently, we hold all the coal rights for the properties for which we have mining authorizations except for small tracts of land at Secunda, which are owned by the government of South Africa and for which we have obtained the government's consent to mine in consideration for the payment of a royalty per ton of coal mined from those properties.

  The Mineral and Petroleum Resources Development Act

        The Mineral and Petroleum Resources Development Act, intended to replace the Minerals Act, was signed by the President of the Republic of South Africa on 3 October 2002. Its particular provisions will come into force on dates to be specified by the President. The fundamental principle of the Act is the recognition that mineral resources are the common heritage of all South Africans and belong to all the people of South Africa. The Act vests the right to prospect and mine, including the right to grant prospecting and mining rights on behalf of the nation, in the state, to be administered by the government of South Africa. Thus, the state is the guardian of all mineral rights and has the right to exercise full and permanent custodianship over mineral resources.

        The Act imposes significantly more stringent environmental obligations on mining activities than the Minerals Act. However, it contains transitional arrangements for existing operations. Under these transitional provisions, the environmental provisions of the Minerals Act will continue in force, as the Department of Minerals and Energy introduces the more stringent requirements of the Mineral and Petroleum Resources Development Act.

        The Mineral and Petroleum Resources Development Act adopts the environmental management principles and environmental impact assessment provisions of the National Environmental Management Act. The Mineral and Petroleum Resources Development Act addresses the allocation of responsibilities for environmental damage, pollution and degradation and imposes rehabilitation obligations. It significantly extends the scope of liability of directors who may be jointly and severally liable for any unacceptable negative impact on the environment, advertently or inadvertently caused by the company. It also allows the state to take remedial action and claim costs. It maintains the requirement for an environmental management program for all mining operations, but with more detailed specifications than under the Minerals Act, and prohibits the carrying out of mining activities before the approval of the program. When rehabilitation is required, it is not limited to land surface. We are in material compliance with the Minerals Act currently in effect and we expect to continue to be in compliance with the new legislation. The Act also deals with matters relating to petroleum exploration and development, which may impact our current or future petroleum and gas exploration and development activities in South Africa.

        Mining rights.    Transitional provisions are included in the Mineral and Petroleum Resources Development Act, which would phase out privately held mineral rights held under current legislation. The transitional provisions contemplate three types of rights:

  (a)
  mineral rights in respect of which no prospecting permit or mining authorization has been issued and/or no prospecting or mining activities are taking place;

  (b)
  mineral rights in respect of which prospecting permits have been issued and prospecting is taking place; and

  (c)
  mineral rights in respect of which mining authorizations have been issued and mining is taking place.

        The rights described in these three categories are defined as Old Order rights. Under category (a), the holders of privately-held mineral rights would need to apply for a prospecting or mining right in their own names to replace their existing mineral rights within one year after the enactment of the Act. Under categories (b) and (c), any prospecting permit or mining authorization granted under the present legislation would continue to be valid for a maximum period of two or five years from enactment, respectively. After the lapse of the one-year period referred to in category (a) and the respective periods in categories (b) and (c), respectively, the mineral rights would cease to exist. Within these periods, the holders of mineral rights and prospecting permits or mining authorizations, in order to continue with their mining or prospecting operations, would have to apply for a new prospecting right or mining right in respect of category (a) and for conversion to new prospecting or mining rights in respect of categories (b) and (c).

        Under the Act, prospecting rights will be granted for an initial maximum period of five years, and could be renewed once, upon application, for a period not exceeding three years. Mining rights will be valid for a maximum period of 30 years, and could be renewed, upon application, for further periods, each not exceeding 30 years. Provision is made for the grant of retention permits, which would have a maximum term of three years and could be renewed once upon application for a further two years.

        A wide range of factors and principles must be taken into account by the Minister of Minerals and Energy when considering these applications. These factors include the applicant's access to financial resources and appropriate technical ability to conduct the proposed prospecting or mining operation, the environmental impact of the operation and, in the case of prospecting rights, considerations relating to fair competition. Other factors include considerations relevant to promoting employment and the social and economic welfare of all South Africans and showing compliance with the provisions of the Mining Charter for the empowerment of historically disadvantaged persons in the mining industry. See "—Empowerment of Historically Disadvantaged South Africans—The Mining Charter".

        We already hold prospecting permits or mining authorizations with respect to our existing mining operations, but we will need to apply for conversion of our existing mining and prospecting rights into new rights and for any new licences we may require under the Mineral and Petroleum Resources Development Act. It is the declared intent of the South African government not to disrupt operations as a result of the introduction of the new legislation and we intend to undertake any appropriate action required to ensure conversion of our existing prospecting and mining rights under the Act. We believe that the Minister of Minerals and Energy should grant conversion of our existing Old Order rights, provided that we comply with any requirements for conversion.

        The Act provides that a mining right granted under the Act may be cancelled if the mineral to which such mining right relates is not mined at an optimal rate. We own the mining rights to coal reserves located in the region of Waterberg in the northern part of South Africa. Due to the isolated location of these resources and the costs associated with coal extraction and transportation, we have not to date commenced mining activities there, nor do we expect to do so in the foreseeable future. According to the provisions of the Act, our prolonged abstention from extracting the reserves at Waterberg may, under certain conditions, result in the loss of our rights on these reserves. We believe that our coal reserves at Secunda are adequate for our present and future needs and that the potential loss of our rights on the Waterberg reserves would not materially affect our operating results, cash flows or financial condition, as the Waterberg reserves were acquired over 30 years ago. Furthermore, royalties from mining activities may in the future become payable to the state under provisions contained in separate legislation.

Empowerment of Historically Disadvantaged South Africans

        The Liquid Fuels Charter.    In November 2000, following a process of consultation, the Minister of Minerals and Energy and representatives of the companies in the liquid fuels industry, including our Company, signed a charter (the Liquid Fuels Charter) setting the principles for the empowerment of historically disadvantaged South Africans in the South African petroleum and liquid fuels industry.

        The Liquid Fuels Charter requires liquid fuels companies, including ours, to ensure that historically disadvantaged South Africans hold at least 25% ownership of their liquid fuels assets by the year 2010. It also envisages methods of measuring progress on meeting targets set in connection with transformation of ownership.

        In addition, the Liquid Fuels Charter requires that historically disadvantaged persons be given preferred supplier status, where possible, in the procurement of supplies, products, goods and services, as well as access to use and ownership of facilities.

        The Mining Charter.    In October 2002, following consultation, the Minister of Minerals and Energy and representatives of the mining companies and mine workers' unions signed a charter (the Mining Charter) aiming to facilitate the participation of historically disadvantaged South Africans in the country's mining industry. Although we have coal mining operations, mostly for use within our Group, we are not a signatory to the Mining Charter.

        The Mining Charter requires mining companies to ensure that historically disadvantaged South Africans hold at least 26% ownership of mining assets in South Africa within 10 years from its signing. The Mining Charter specifies that mining companies are required to assist historically disadvantaged South Africans in securing finance to fund their equity participation in an amount of R100 billion within the first five years after its signing; beyond the R100 billion commitment, the Mining Charter requires that participation of historically disadvantaged South Africans should be increased towards the 26% target, on a willing seller-buyer basis, at fair market value and where the mining companies are not at risk. The Mining Charter envisages methods of measuring progress in ownership transformation.

        In addition, the Mining Charter requires, among other things, that mining companies must:

  •
  offer every employee the opportunity to become functionally literate and numerate by the year 2005;

  •
  adopt plans for achieving employment equity at the management level with a view to achieving a baseline of 40% participation of historically disadvantaged persons in management and achieving a baseline of 10% participation of women in the mining industry, in each case, within five years;

  •
  give historically disadvantaged persons preferred supplier status, where possible, in the procurement of capital goods, services and consumables; and

  •
  report on progress and indicate opportunities for growth.

        Various of the principles of the Mining Charter may in the future be incorporated in regulations to be promulgated by the Minister of Minerals and Energy under the new Mineral and Petroleum Resources Development Act with respect to the South African mining industry. When considering applications for the conversion of existing mining licenses under the Mineral and Petroleum Resources Development Act, the Minister of Minerals and Energy must take into account, among other factors, the applicant company's compliance with the Mining Charter. See above "—Regulation of Mining Activities in South Africa—The Mineral and Petroleum Resources Development Act".

        We are closely monitoring developments in connection with the Mining Charter and its application to our Company. In any case, we intend to undertake any appropriate action required to ensure conversion of our existing mining rights under the Mineral and Petroleum Resources Development Act.

  The Restitution of Land Rights Act

        Our privately held land and mineral rights could be subject to land restitution claims under the Restitution of Land Rights Act 1994. Under this Act, any person who was dispossessed of rights in land in South Africa as a result of past racially discriminatory laws or practices is granted certain remedies, including, but not limited to:

  •
  restoration of the land claimed with or without compensation to the holder;

  •
  granting of an appropriate right in alternative State-owned land to the claimant; or

  •
  payment of compensation by the State or the holder of the land to the claimant.

        If land is restored without fair compensation, it is possible that a constitutional challenge to the restoration could be successful. Once a land claim has been lodged with the Commission on Restitution of Land Rights, the rights of any person in respect of such land are restricted in that he may not perform certain actions relating to the land, including, but not limited to, selling, leasing or developing such land, without the consent of the Commission. The Commission is obligated to notify the land owner of such a claim lodged or any other party which might have an interest in a claim. All claims had to have been lodged with the Commission by 31 December 1998. Although this was the final date for filing claims, many claims lodged before the deadline are still being reviewed and not all parties who are subject to claims have yet been notified. We have not been notified of any land claim that could have a material adverse effect on our rights to any of our significant properties.

Regulation of Petroleum-Related Activities in South Africa

  The Petroleum Products Act and the Petroleum Products Amendment Bill

        The Petroleum Products Act.    The Petroleum Products Act was adopted to provide measures relating to, among others, the maintenance and control of petroleum products prices and the cost of distribution and the standards of particular services rendered in connection with motor vehicles. The Act empowers the Minister of Minerals and Energy, at her discretion, to promulgate regulations relating to the sale and distribution of petroleum products, including the price at which petroleum products may be sold.

        The Petroleum Products Amendment Bill.    The draft Petroleum Products Amendment Bill is expected to amend the existing Petroleum Products Act. The Bill includes provisions for the licensing of persons involved in the sale of petroleum products and envisages the establishment of a regulator with authority to issue wholesale, retail and site licenses and promulgate regulations relating to licensing.

        Among the matters governed by the Bill of particular significance to our business are issues relating to the Minister's unqualified discretion in the exercise of executive powers and the issuance of licenses. Among the criteria currently envisaged to be adopted in connection with licensing are:

  •
  the need for facilities and services to be provided for consumers and the extent to which the interests of petroleum product consumers shall be served;

  •
  the economic and social promotion of historically disadvantaged South Africans;

  •
  the maintenance of employment opportunities in the petroleum product retail industry;

  •
  the extent to which fair and reasonable competition in the retail sale of petroleum products shall be affected;

  •
  the prevention of vertical integration by wholesalers of the petroleum product retail sale industry; and

  •
  matters relevant to the orderly provision of petroleum products in South Africa.

        Regulations to be promulgated under the Act are expected to cover:

  •
  the prohibition against self service;

  •
  the prohibition on the conditional selling of petrol; and

  •
  the regulation of petroleum products specifications.

        Although currently the Main Supply and Blue Pump Agreements exclude us from selling fuels directly to the retail market in South Africa, we are in the process of establishing a network of service stations that we plan to operate upon termination of the Supply Agreements in January 2004. As the draft Bill is expected to regulate matters pertaining to the conditions and requirements for licensing the sale of petroleum products to the retail market, including the prices at which liquid fuels will be sold to the retail market in the country, we believe that the provisions of the Act may impact the conditions and cost of our entry into the retail fuel market in South Africa.

        Senior government officials have stated that, among the objectives of the draft Bill, will be to address existing imbalances between crude oil refiners and synfuels manufacturers and their respective presence in the South African retail market for fuels, by facilitating the conditions for the entry of synthetic fuels manufacturers into the market.

  The Petroleum Pipelines Bill

        The South African Department of Minerals and Energy has prepared the draft Petroleum Pipelines Bill which proposes, among other things, to establish a petroleum pipelines regulator, responsible for the supervision of activities, including the following:

  •
  supervision of the national regulatory framework of petroleum pipelines;

  •
  provisions for the issuance of licenses relating to the construction and operation of petroleum pipelines and the delivery of certain commercial services in connection with these pipelines; and

  •
  provisions for the registration of offloading and storage facilities and certain commercially related services.

        Among the stated objectives of the draft Petroleum Pipelines Bill are:

  •
  to promote competition and limit anticompetitive practices within the scope of the regulated activities;

  •
  to promote the efficient, sustainable and orderly development, operation and use of pipelines, offloading facilities and storage facilities from a national and industry-specific perspective;

  •
  to ensure the safe, efficient, economic and environmentally responsible transport and storage of crude oil and petroleum products; and

  •
  to promote fair and equitable access to pipelines, offloading and storage facilities and related commercial services.

        Among the matters governed by the draft Bill, of particular significance to our business, are issues relating to the issuance of licenses and the discretion granted to the Minister of Minerals and Energy with respect to the exercise of executive powers, the determination of tariffs and the issue of open access to pipelines.

        The draft Bill, as proposed, grants broad discretion to the Minister of Minerals and Energy, who will supervise the activities governed by the draft Bill and promulgate regulations relating to any matter covered by the draft Bill. With regard to the setting of tariffs, different pricing methodologies can be adopted, which may prove advantageous for some competitors rather than others because of their different market position and geographic location. Regulations that may be promulgated under the draft Bill, if enacted as proposed, could affect our advantage due to the location in the economic heartland of the country of our Natref refinery and our synfuels facilities at Secunda.

        The Department of Minerals and Energy has initiated a study on pipeline capacity in South Africa. This study will evaluate the capacity of all pipelines, the refining capacity of all six refineries operating in the country and the prospects for future growth in the demand for fuels. The outcome of this study will determine when a new white petroleum product pipeline will be required in order to ensure sufficient supply of white products in the inland region. We expect that, among the conclusions of this study, could be a determination as to the timing and conditions under which Petronet may give notice to us requiring us to convert the existing pipeline, which we currently use to transport gas, to a white product pipeline. In this case, a five-year notice period will apply and we will need to construct a new dedicated gas pipeline to supply gas to the Durban market.

Regulation of Gas-Related Activities in South Africa

  The Gas Act

        The Gas Act, which is expected to come into effect on a date determined by the President, will regulate matters relating to gas transmission, storage, distribution, liquefaction, and re-gasification activities. Among its stated objectives are:

  •
  to promote the efficient development and operation of the respective facilities and with the provision of respective services in a safe, efficient, economically and environmentally responsible way;

  •
  to promote companies in the gas industry that are owned or controlled by historically disadvantaged South Africans;

  •
  to promote competition and investment in the gas markets; and

  •
  to secure affordable and safe access to gas services.

        The Gas Act provides for the establishment of a national gas regulator, whose powers would include the issuance of licenses for a range of activities including:

  •
  the construction, conversion or operation of gas transmission, storage, distribution, liquefaction and re-gasification facilities; and

  •
  trading in gas.

        The national gas regulator determines maximum prices for distributors, reticulators and all classes of consumers where there is inadequate competition as contemplated in the South African Competition Act. The Gas regulator may impose fines not exceeding R2 million a day, if a licensee fails to comply with any provisions of the Gas Act.

        In accordance with the Gas Act, licensees may not discriminate between customers or classes of customers regarding access, tariffs, prices, conditions or service, except for objectively justifiable and identifiable differences.

        The Mozambique Gas Pipeline Agreement.    The Gas Act deals with the Mozambique Gas Pipeline Agreement entered into between the Minister of Minerals and Energy, the Minister of Trade and Industry and our Company in connection with the introduction of natural gas by pipeline from Mozambique into South Africa. See above "—Sasol Oil and Gas—Sasol Gas—The natural gas project". The Gas Act recognizes that the terms of the agreement bind the Gas Regulator for a period until 10 years after natural gas is first received from Mozambique. From the date of the conclusion of the agreement, the terms of the agreement relating to the following matters constitute conditions of a license issued under the Gas Act:

  •
  our exclusive rights and periods granted in respect of transmission and distribution of gas;

  •
  third party access to the transmission pipeline from Mozambique and to certain of our pipelines;

  •
  tariffs we charge for gas;

  •
  our obligation to supply customers, distributors and reticulators with gas; and

  •
  the administration of the agreement.

        No assurances can be given that the government may not amend the current legislative position to alter various terms and conditions of the Mozambique Gas Pipeline Agreement.

Safety, Health and Environment

        Our combined mining, fuels and chemical operations are subject to numerous local, national and regional safety, health and environmental laws and regulations in South Africa, Europe, the United States and Asia-Pacific. Our global operations, including marketing and logistics, are also affected by international environmental conventions.

        We focus on our safety, health and environmental responsibilities and try to ensure that we operate under safe working practices, eliminate accidents and avoid harm to people or the environment in all our businesses.

        Safety, health and environmental laws and regulations affect a wide spectrum of our Group activities. They often require permits to be obtained for the use of natural resources such as water, for instance, and for the operation of our facilities and the disposal of our waste products. They prescribe minimum standards for the safety and health of our employees. They impose restrictions on the types and quantities of emissions that can be released into the environment, and also regulate issues of product safety, waste generation, management and ultimate disposal. It is our expectation that these laws and regulations will become more stringent in the future.

        Our safety, health and environment policy.    We have developed a systems-oriented approach towards the management of these issues. We recently moved from a division-based safety, health and environment management policy to a structure managed on a Group basis. We are committed to sustainable development, legal compliance being the minimum requirement for all our operations. Matters of safety, health and environment are treated as critical business issues. Planning on safety, health and environmental issues includes the setting of targets, performance measurement, reporting and review.

        In order to ensure that our safety, health and environmental performance is aligned with our Group targets and objectives, corporate governance and other audits are carried out regularly. All of our businesses are required to track their performance and furnish quarterly reports to their respective boards and to our Safety, Health and Environment Corporate Governance Committee on their major risks and liabilities, progress on our internal indicators of performance and any major incidents and non-compliances. For information regarding our Safety, Health and Environment Corporate Governance Committee, see also "Item 6.C Board Practices". Similar reports are also required to address significant division-specific issues. We use the findings emanating from corporate governance and other audits to implement improvement measures.

        Our businesses are required to manage their safety, health and environmental risks in line with internationally accredited management systems. On environmental management systems, we are currently progressing towards our Group target of achieving ISO 14001 certification for all our businesses. The ISO (International Standards Organization) 14001 standard is an internationally accepted standard for the development and implementation of environmental management systems. Certification to the standard entails regular audits by an independent, accredited third party, such as the South African Bureau of Standards. More than 40 of our businesses have achieved ISO 14001 accreditation in South Africa. Our US and German businesses are all ISO 14001 accredited, while our operations in Italy and The Netherlands are at an advanced stage of ISO 14001 implementation. In South Africa, we have a long history of the use of the local National Occupational Safety Association safety system in respect of which many of our businesses hold the five Star premier award.

        Fatalities.    We lost 11 workers, including contractors, in the financial year 2001 and four in the financial year 2002. More than 90% of these fatalities occurred in the mining sector. Numerous programs involving senior management are being conducted to render our mines safer. These include behavior-based safety training.

        Carbon dioxide, particulate and other emissions.    Because of the nature of some of our processes, including coal gasification for the production of petrochemical products, our operations generate relatively high carbon dioxide emissions. Our coal gasification operations are situated in South Africa, which is a developing country in terms of the Kyoto Protocol and though we are largely exempt from the emissions reductions required under the Protocol, we are exploring our options to voluntarily reduce emissions at our facilities.

        We expect hydrogen sulphide odors from coal gasification to be substantially reduced or eliminated in the Vaal Triangle region of South Africa in 2004 when natural gas replaces coal as a feedstock for our Sasolburg operations.

        We monitor air emissions around our plants to measure ambient air quality. In Lake Charles in the United States, we also conduct community health monitoring, in order to identify and address proactively major risks for community health in a timely manner. In addition, our operations in the United States have reduced reported emissions under the Toxic Release Inventory by over 80% since reporting began in 1987.

        Asbestos.    We have adopted a strategy for the phase-out of asbestos in five years, which is being implemented by our operations, including our plants in the United States. An assessment of the cost implications of this undertaking has already been made. We estimate the cost for the phase-out to be US$17 million and US$5 million in our US and South African operations. In Europe, we expect these costs generally to be covered under our indemnity in the Asset and Share Purchase Agreement from the Condea acquisition.

        Water.    Water is increasingly becoming a source of concern, not only in mining, but in all our operations, in particular in South Africa, which is an arid country. A series of water treatment and saving programs and projects are currently under way to address relevant challenges in all of our operations.

        Fires, explosions and releases.    The manufacture of petrochemicals involves using high volumes of flammable substances, often under high pressure and at high temperatures. Hence, managing the risk of fires, explosions and releases of hazardous substances is essential for us. In the course of our operations, we experience a number of fires, explosions and releases of hazardous chemical substances, the most significant being a fire that occurred at our Natref refinery in June 2001, which resulted in a four-month suspension of production. See above "—Sasol Oil". We are taking steps to reduce the frequency and severity of these events, and do not expect any other past fires, explosions or releases to have a material effect on our results or operations.

        Our operations in the United States are conducted in accordance with the requirements of the Occupational Safety and Health Administration Process Safety Management regulations. Through the application of these regulations, we implement a thorough safety management process designed to minimize the risks of accidents and releases of hazardous substances.

        In addition, since 11 September, 2001, assessing and improving the security of chemical operations in the United States has become an important focus. Our Baltimore and Lake Charles plants have since evaluated plant security programs and made changes in procedures and physical security measures. As a member of the American Chemical Association, Sasol NA has also adopted a Security Code of Responsible Care Management Practice, which requires that we conduct a security vulnerability analysis to identify areas in which additional security measures are necessary.

        We maintain a comprehensive insurance program because of the nature of our processes, to address attendant risks.

        Land remediation and rehabilitation and gas pipelines.    Because of our chemicals and fuels processes, we have particular legacy and current risks that we are addressing. We recently approved the establishment of a Group-wide strategy to address potential liabilities associated with land remediation and rehabilitation.

        Our gas pipelines are buried underground in order to reduce long-term impacts. We implemented this approach for the Mozambique natural gas project, for which we used World Bank guidelines for environmental impact assessment studies.

        Waste.    Potential risks associated with waste are a priority for us. Historical legacies are addressed in accordance with relevant legal requirements, and cleaner production techniques are implemented to address future risks. Where we acquire new plants, the attendant risks are identified and the necessary indemnities sought from the sellers. Where we have not secured such indemnities, we are confident that such risks and attendant liabilities will not have a material effect.

        Mine closure and rehabilitation.    At 30 June 2002, we made a provision of R384 million through a mine closure trust fund for the estimated cost of mine closure and rehabilitation. This figure is reviewed on an annual basis to ensure that adequate provision is made at all times, taking into account all relevant circumstances.

        Mining health and safety initiatives.    We have made significant progress in mine safety, health and environmental management since 1998. Workplace accidents have decreased by 41% and underground dust levels have decreased by 75%. The following outlines certain of our key safety, health and environment initiatives:

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  We run environmental management program reports for each of our operational areas and their possible extensions.

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  Our Wonderwater strip-mining operation was the first South African surface coal mining operation to obtain ISO 14001 certification for its environmental management system.

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  Our Bosjesspruit underground coal mining operation at Secunda was the first South African underground coal mining operation to obtain ISO 14001 certification.

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  We have ISO 14001 certification for seven of our eight operational areas. The certification for the eighth operational area is expected by December 2002.

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  We have progressed significantly in the research and development of managing the water-related impacts of our mining activities. The company has committed resources to the following:

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  In 1997, we built an electrodialysis reverse-osmosis desalination plant at Secunda at a cost of R82 million to treat 9,000 cubic meters of brine water a day, for re-use in industrial processes.

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  We expect to commission an evaporator crystallizer at a cost of R260 million in March 2003 in order to treat a concentrated brine stream (wastewater) from our desalination plant. The evaporator crystallizer will recover water and salt from the waste stream for sale to specific markets in the steel manufacturing and agricultural industries.

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  Our project team of internal and external experts in mining, geohydrology, geochemistry, water and waste treatment is currently committed to researching innovative and cost-effective solutions to further reduce our impact on the environment.

  Environmental regulation in South Africa

        The Constitution of the Republic of South Africa forms the framework for the environmental legislation in South Africa. Section 24 of the Constitution enshrines the right of all citizens to an environment that is not harmful to their health and well-being and provides individuals with a right for the protection of the environment. It further provides that these rights can be enforced through reasonable legislative and other measures to prevent pollution and degradation, to promote conservation and to secure an ecologically sustainable development. Further constitutional provisions provide relevant rights of enforcement, including class actions. A number of laws and regulations address specific issues relating to the protection of the environment. The following includes an analysis of some of these laws, which may be relevant to our operations.

        National Environmental Management Act.    The National Environmental Management Act provides for cooperative environmental governance and coordination of the environmental functions of the government. The Act regulates environmental compliance and provides for enforcement measures. The Act principally imposes a duty of care on persons who have or may pollute or degrade the environment and other responsible parties to prevent and remediate environmental damage, protects workers refusing to undertake environmentally hazardous work and provides for control over emergency incidents. It promotes access to environmental information, protects whistleblowers and allows for private prosecution and class actions. The Act also provides for integrated environmental management and, in time, it is intended to replace the Environment Conservation Act.

        Environment Conservation Act.    The Environment Conservation Act provides for the protection and controlled utilization of the environment. The Act and the environmental impact assessment regulations promulgated under the Act require approval by the Department of Environmental Affairs and Tourism in advance of the initiation of activities that may have a detrimental impact on the environment. The Act also provides for the designation and protection of nature reserves, imposes licensing requirements for the operation of waste disposal sites and addresses noise control and waste disposal.

  Water protection

        The National Water Act provides for the equitable allocation of water for beneficial use, sustainable water resource management and the protection of the quality of water resources. The Act establishes water management procedures and protects water resources through the licensing of various uses of water. It also includes provisions for pollution prevention, remediation requirements and emergency incidents. The Department of Water Affairs and Forestry is currently attending to the drafting of legislation regarding a waste discharge charging system and a natural water resource strategy. The former is currently in draft form and is expected to be promulgated by the end of 2003 and the latter is expected to be published during the first quarter of 2003.

        A significant part of our operations, including mining, chemical processing and others, require use of large volumes of water. South Africa is generally an arid country and prolonged periods of drought or significant changes to current water laws could increase the cost of our water supplies or otherwise impact our operations.

  Air protection

        The Atmospheric Pollution Prevention Act regulates air emissions, including emission of smoke, and allows for promulgation of smoke-control regulations. The Act provides for steps to be taken for preventing atmospheric pollution by dust and restricts the disposal of assets by mines before remediation of dust impacts. Regulations promulgated under this Act require that we maintain air pollution permits for certain scheduled activities, smoke-control regulations, vehicle emissions, and guidelines for sulphur dioxide emissions. This Act is currently under revision and will be replaced by the Air Quality Management Act, which is expected to be promulgated in October 2003.

        The National Ambient Air Quality Standard for Sulphur Dioxide of December 2001 is the first in an intended series of guidelines with respect to priority pollutants, which are intended to curb excessive pollution by industry. Guidelines are based on World Health Organization standards and provide maximum allowable concentration of ambient sulphur dioxide over certain time periods.

        Some of our processes in South Africa, especially coal gasification, result in relatively high carbon dioxide emissions. South Africa is considered a developing country in terms of the Kyoto Protocol and, accordingly, it is largely exempt from the emissions reductions required under the Protocol. We are taking measures to reduce our emissions, among which will be the use of natural gas from Mozambique as of 2004 in lieu of coal, which we expect will significantly reduce sulphur dioxide odors from gasification operations in the Vaal Triangle region. We also monitor air emissions at our plants to measure ambient air quality.

  Waste and hazardous substances

        Environment Conservation Act.    The Environment Conservation Act establishes a licensing framework for the establishment, operation and closure of any waste disposal site. The Department of Environmental Affairs and Tourism is currently drafting a Waste Management Bill, which is expected to cover solid waste management and incorporate the principles of the Basel Convention on the trans-boundary movement of waste and should be published for public comment during 2003.

        Hazardous Substances Act.    The Hazardous Substances Act provides for the control of substances that may cause injury, ill-health or death to human beings by reason of their toxic, corrosive, irritant, strongly sensitizing or flammable nature. This Act also controls the use and handling of certain electronic and radioactive products. The Act includes licensing provisions for various activities relating to designated substances. Regulations promulgated under this Act cover the identification of hazardous substances and their transportation by road.

  Other environmental legislation

        The National Road Traffic Act and its regulations control road traffic matters, including provisions relating to the transportation of dangerous goods and substances. The Act provides specifications for road tankers, labeling, duties of responsible persons, compatibility of multi-loads, driver training and hazardous substance documentation.

        The Explosives Act consolidates the laws relating to the manufacture, storage, sale, transport, importation, exportation and the use of the explosives. The Act imposes an authorization requirement for the manufacture and storage, as well as for the import, export and sale of explosives.

        The Fertilizers, Farmfeeds, Agricultural Remedies and Stock Remedies Act regulates the registration, importation, sale, acquisition, disposal or use of fertilizers, among other products. Regulations promulgated under this Act relate to the registration and sale of fertilizers.

  Health and safety regulation in South Africa

        Occupational Health and Safety Act.    The Occupational Health and Safety Act covers a number of areas of employment activity and use of machinery in South Africa, excluding mining activities. The principal objectives of the Act are to protect and provide for the health and safety of persons at work and the protection of persons against hazards arising out of or in connection with the activities of persons at work. The Act imposes various obligations on employers and others to maintain a safe workplace and minimize the exposure of employees and the public to workplace hazards and establish penalties and a system of administrative fines for non-compliance.

        The Act requires employers to ensure the health and safety of their employees and all persons who may be directly affected by their activities. To promote the safe use of articles, products and substances in the workplace, a duty is placed on manufacturers, importers, sellers and suppliers to take necessary steps to ensure that appropriate information is available to the users of these articles, products and substances.

        Mine Health and Safety Act.    The principal objective of the Mine Health and Safety Act is to protect the health and safety of persons at mines. The Act requires that employers and others ensure that their operating and non-operating mines provide a safe and healthy working environment, determines penalties and a system of administrative fines for noncompliance and gives the Minister of Minerals and Energy the right to restrict or stop work at any mine and to require an employer to take steps to minimize health and safety risks at any mine.

        Compensation for Occupational Injuries and Diseases Act.    The purpose of this Act is to provide for compensation for disablement caused by occupational injuries or diseases sustained or contracted by employees in the course of their employment, or for death resulting from such injuries or diseases. The Act is administered by the Minister of Labor, through a Director-General who manages a compensation fund to which employers contribute, directly or indirectly. Where indirect contributions are made, these contributions are made to a mutual association, which acts as the insurer in respect of claims against the employers. All employers, with the exception of those in national, provincial and local government, are required either to register under the Act or to be fully insured against related liabilities.

        Occupational Diseases and Mines and Works Act.    This Act relates to the payment of compensation in respect of certain diseases contracted by persons employed in mines or at locations where activities ancillary to mining are conducted. Any mine at which risk work takes place is deemed to be a controlled mine in respect of the employees for which the employer is required to make payments to the fund for occupational diseases, in order to meet relevant claims. Persons who are employed in controlled mines are required to have a certificate of fitness, which must be renewed from time to time.

        For further information, see "Item 6.C Board Practices—The Risk Management and Safety, Health and Environment Committee" and "—Safety, Health and Environment Corporate Governance Committee."

Germany

        In Germany, we operate a number of plants and facilities for the storage, processing and transportation of chemical feedstock, products and wastes. These operations are subject to numerous laws and ordinances relating to safety, health and the protection of the environment.

  General environmental care

        The lack of a general Environmental Code in Germany means that no guideline legislation is available for general environmental care. In terms of the Act on the Assessment of Environmental Impacts, the environment impact assessment, or EIA, is an instrument of preventative environmental care that is legally binding. This has been introduced in existing public procedures for the licensing of, or considerable amendment to, certain projects of relevance to the environment, including chemical facilities. The EIA is based on the cooperation between the environmental authorities and the parties intending to carry out the project.

        The Environmental Information Act guarantees everyone's access to official environmental information.

        Issues relating to general environmental care are addressed by the environmental provisions of the Regional Planning Act and other specific and planning law designed to ensure environmental soundness, as well as by the Environmental Liability Act, which provides for liability in the case of environmental risks. Where human life or health is disturbed and where emissions have entered the soil, water or the air, the owner of a facility is liable, even if he or she is not at fault and irrespective of whether the damage was caused as a result of a hazardous incident or during normal operations. Damage resulting from force majeure is excluded from liability. The right to the restoration of the previous state also extends to nature and the landscape. Installations that pose a particular risk to the environment must have provisions for sufficient cover, an obligation which may be met by arranging liability insurance.

        Criminal law provisions are included in the Act to Combat Environmental Crime, which targets a range of polluting activities, including water, soil and air pollution, environmentally damaging waste disposal and noise. It also addresses licensing of the operation of installations and the handling of hazardous substances and goods and particularly serious environmental offences.

  Specific environmental protection legislation

        Emission control.    The guideline legislation to protect man and the environment from air pollution and noise pollution is the Federal Emission Control Act. This Act and the ordinances promulgated under it, provide the framework for environmental protection and the technical safety of installations. It provides for licensing for installations that are particularly susceptible to causing harmful environmental impacts, including chemical facilities or mineral oil refineries.

        Regulation of hazardous substances.    Provisions for the protection of man and the environment against the harmful effects of hazardous substances and preparations are provided in the Chemicals Act, the related Ordinances on the Prohibition of Certain Chemicals and the Hazardous Incidents Ordinance. New substances are subject, as laid down in European law, to a registration and notification obligation before they can be brought onto the market. Old substances that have been on the market since 1981 are assessed on the basis of a relevant European regulation. Hazardous substances and preparations must be classified, labeled and packed in line with their hazardous properties; their manufacture, marketing and use may be prohibited or limited.

        The Chemicals Act is complemented by the Plant Protection Act in the version of 14 May 1998 and the Fertilizers Act, as well as by legislation on animal feedstuffs and human foodstuffs and by substance-related provisions in other areas of care of the environment. This also includes the provisions concerning the environmental impacts of genetic technology under the terms of the Genetic Technology Act.

        Avoidance, recovery and disposal of waste.    The Closed Substance Cycle and Waste Management Act regulates the avoidance, recovery and disposal of waste. The aim of the Act is to promote an economy based on closed substance cycles, thus conserving resources, and to guarantee the environmentally sound disposal of waste. Wherever waste cannot be avoided, recovered or used to produce energy, it must be removed from the cycle and, as a matter of principle, be disposed of within Germany in a way that is not detrimental to the common good. Under law, waste is defined as a tangible item, which falls under one of the legally determined categories of waste, and which the owner is getting rid of, desires to get rid of or must get rid of.

        The Waste Transportation Act regulates the transport of waste into, out of or through the area of application of the Act and creates the basis for the establishment of a solidarity fund to finance the return of waste exported illegally.

        Water protection.    The guideline legislation in the field of water protection is the Federal Water Act. This requires everyone to exercise adequate care when carrying out measures which may have an impact on a water body so that water pollution or any other negative effect on the water is prevented. Surface waters and groundwater are, as public utilities, subject to a public management and utilization code, which leaves the allocation of users' rights at official discretion.

        The Waste Water Charges Act complements the Water Management Act. The Act authorizes an annually rising waste water charge linked to the toxicity of the discharged waste water. Water legislation promulgated by the Federal States goes beyond merely the enforcement of the framework of federal law to determine administrative procedures and regulate issues of private water law.

        Water protection is also addressed directly or indirectly by substance-related provisions in other laws, including the Chemicals Act, the Fertilizers Act and the Waste Avoidance and Waste Management Act. They also comprise provisions through which water is indirectly protected via the soil and the air.

        Soil protection.    The protection and care of soil as an environmental medium and part of the ecosystem is promoted by a range of environmental provisions, primarily the Federal Soil Protection Act. Soil protection measures, preventative or remedial, aim at avoiding or reducing substance inputs into the soil, or removing already existing soil damage, and at addressing the extensive land consumption caused by soil sealing.

  Health and safety

        The Health and Safety at Work Act provides for protection of the health and safety of employees. It places the employer under a duty to assess the hazards at the workplace, to take appropriate preventive measures, and to instruct the employees about the measures used. The employer must take precautions for especially hazardous areas and situations and provide preventive occupational healthcare. This Act is complemented by the Safety at Work Act, which places employers under a duty to appoint appropriately qualified officers to support them in occupational health and safety matters, including ergonomic workplace design. Also, the Mining Act contains stipulations regarding the health protection of mine workers and is complemented by a special ordinance treating this topic.

United States

  Environmental compliance

        Sasol NA is subject to numerous federal, state, and local laws and regulations that regulate the discharge of materials into the environment or that otherwise relate to the protection of human health and the environment. As with the chemical industry, generally, compliance with existing and anticipated environmental, health, safety, and process safety laws and regulations increases the overall cost of business, including capital costs to construct, maintain, and upgrade equipment and facilities. These laws and regulations have required, and are expected to continue to require, Sasol NA to make significant expenditures of both a capital and expense nature. Environmental compliance expenditures for Sasol NA's manufacturing sites for the next five years are estimated to range from US$8 million to US$12 million per year.

        Under the agreement for the acquisition of Sasol Chemie, we received an indemnification from the seller, RWE-DEA for most of the costs of operational compliance with respect to conditions existing on or before 1 March 2001 that we expect will survive until at least 1 March 2006.

        In December 1999, the US Environmental Protection Agency, Region 6 (USEPA) conducted an inspection of hazardous waste management facilities under the Resource Conservation and Recovery Act (RCRA) at Sasol NA's Lake Charles Chemical Complex (LCCC) in Calcasieu Parish, Louisiana and at the adjacent Vinyl Chloride Monomer (VCM) Plant formerly owned by us and presently owned by Georgia Gulf Lake Charles L.L.C.

        As a result of the inspections, USEPA issued a Complaint, Compliance Order, and Opportunity for Hearing to Sasol NA, alleging violations of RCRA regulations, and assessing a civil penalty of about US$1.8 million. USEPA also issued a Complaint, Compliance Order, and Opportunity for Hearing to Georgia Gulf, alleging various RCRA violations and assessing a civil penalty of about US$0.7 million. The Complaints against Sasol NA and Georgia Gulf alleged a number of common facts and issues. Under its agreement with Sasol for the purchase of the VCM Plant, Georgia Gulf requested indemnity from Sasol NA for its costs of defending and settling its RCRA Complaint.

        As a result of settlement negotiations, Sasol NA paid a civil penalty of US$0.15 million and indemnified Georgia Gulf in the amount of US$0.475 million for a portion of its legal defense, penalty, and compliance costs. Both companies' RCRA Complaints were resolved as of the end of calendar year 2002.

        The Louisiana Department of Environmental Quality (LDEQ) in 2000 issued to Sasol NA four violations of state and federal air emission laws and regulations. These allegations assert violations of air-based reporting and record-keeping requirements, as well as minor exceedances of permitted air emissions. Sasol NA expects that the cost of settling these and all other outstanding air-related violations which will include fines or penalties, will not be material.

  Remedial action

        Active and former manufacturing sites.    Sasol NA has been investigating and remediating soil and groundwater contamination at the LCCC and Baltimore Plant sites resulting from historical operations under orders issued by LDEQ and the Maryland Department of the Environment (MDE). The VCM Plant is also subject to RCRA corrective action requirements, and is expected to complete a Corrective Measures Study in 2003 to determine whether further remediation of the site is necessary. The Baltimore Plant is monitoring the natural attenuation of hydrocarbon contaminants in the groundwater and regularly reporting to MDE and is not being actively remediated. The current costs of monitoring the Baltimore Plant site and the VCM Plant site and any foreseeable remediation costs are not expected to be material.

        In addition to Sasol NA's operating sites, Sasol NA also has retained liability to Georgia Gulf Corporation for the remediation of four manufacturing sites sold in November 1999 and located in Mansfield, Massachusetts, Aberdeen, Mississippi, Jeffersontown, Kentucky, and Oklahoma City, Oklahoma. The Mansfield site has been extensively investigated since 1991 and the remediation of groundwater is ongoing. The Aberdeen Plant site has also been investigated under several orders issued by state authorities and investigations are continuing on the west side of the property. Efforts are under way to purchase property to the west of the Aberdeen Plant so that a part of the plume migrating off-site can be delineated and contained on-site.

        Under the agreement for the acquisition of Sasol Chemie, most of Sasol NA's costs of remediating contamination from historical operations at its active and sold sites are being indemnified by RWE-DEA, and will continue to be indemnified until 1 March 2023. In addition to indemnities from RWE-DEA, Sasol NA also has indemnities from some of its predecessors—British Petroleum for Mansfield and Reichhold Chemical for Jeffersontown—for contamination resulting from those companies' operations at the sites. Sasol NA does not expect costs to address contamination at these sites to have a material effect on operations or results.

        Calcasieu Estuary CERCLA Site.    In June 1999, Sasol NA and other Calcasieu Parish industry members received letters from USEPA making demand under Section 107 of the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) for past costs and future remedial investigation, remediation, and restoration costs associated with the Calcasieu Estuary. The Calcasieu Estuary, which includes the Calcasieu River and several major tributaries (bayous) in the vicinity of Lake Charles, Louisiana, has received releases and discharges from Parish industry since the 1930s. Bayou Verdine has historically received releases and discharges from the Conoco Lake Charles Refinery beginning in the 1940s and from the LCCC beginning in the 1960s. The "Bayou Verdine Area of Concern" is one of the areas of concern of the Calcasieu Estuary CERCLA Site.

        In 1999 and 2000, Conoco and Sasol NA completed a voluntary joint remedial investigation of Bayou Verdine under the oversight of state and federal authorities. In 2001, Conoco and Sasol NA completed ecological and human health risk assessments of Bayou Verdine and in 2002 performed an Engineering Evaluation and Cost Analysis (EE/CA) of removal actions for Bayou Verdine under an Administrative Order on Consent (AOC) with USEPA. Sasol NA does not expect its share of costs associated with contamination at Bayou Verdine to be material.

        In October 2002, Conoco, Sasol NA, and USEPA entered into a second AOC to perform a sediment removal action for a relatively small area of elevated EDC concentrations located near the confluence of Sasol NA's West Ditch and Bayou Verdine which is expected to cost Sasol NA less than US$2.0 million. Sasol NA will pay 20% of the costs of the West Ditch Area Removal Action and any associated third-party claims. To date, no such claims have been filed.

        The EE/CA also recommends removal actions for the "Main Channel Area" of Bayou Verdine. Conoco and Sasol NA intend to perform the Main Channel Removal Action under a Consent Decree that will be negotiated in 2003. We expect that Conoco and Sasol will have to agree to pay some part of the agencies' past response costs, as well as the costs of natural resource restoration estimated to be about US$5 million. Under a Consent Decree, Conoco and Sasol hope to resolve all of the government's CERCLA claims against the companies in connection with the Calcasieu Estuary and will receive protection against CERCLA contribution claims by other "Potentially Responsible Parties" against the companies. Sasol NA will pay 10% of the costs to remediate the Main Channel, any associated third-party claims, past agency response costs, and natural resource restoration costs.

        Sasol NA's total estimated liability for its share of Bayou Verdine and the Calcasieu Estuary CERCLA Site is about US$4.0 million. Under the agreement for the acquisition of Sasol Chemie, 80% of Sasol NA's Estuary-related remediation costs are expected to be indemnified by RWE-DEA, and will continue to be indemnified until 1 March 2023.

Mozambique

        In Mozambique, we are in the process of constructing operating plants and facilities for the extraction, processing, storage and transportation of natural gas. These operations are subject to numerous laws and regulations.

        Environmental, health and safety regulation.    The Ministry for the Coordination of Environmental Affairs (MICOA) was created in 1994 to coordinate environmental affairs in Mozambique. In 1995, the Ministry drew up a National Environmental Management Program, which is a policy document outlining the priorities for environmental management and sustainable development in Mozambique. This Program contains a National Environmental Policy, a proposal for Framework Environmental Legislation and Environmental Legislation and an Environmental Strategy.

        The Framework Environmental Law was enacted in July 1997. The aims of the Environmental Law are to provide a legal framework for the use and correct management of the environment and its components and to assure sustainable development in Mozambique. The Law is applicable to all public or private activities that may directly or indirectly influence the environment. It requires licensing of activities that are liable to cause significant environmental impacts. The granting of an environmental license is subject to the preparation and approval of an appropriate level of environmental impact study.

        In terms of environmental protection and safety, the Petroleum Act No. 3/2001 requires that holders of exploration and production rights conduct petroleum operations in compliance with environmental and other applicable legislation.

        During the environmental impact assessment process for our natural gas project, particular attention was paid to those aspects of the project that necessitate the permanent or temporary displacement of populations and communities. Furthermore, in an endeavor to preserve as much as possible of the natural heritage of the area, the clearing, dividing and exploitation of the natural vegetation cover was considered to establish the potential impact. Sensitive areas such as natural forests, zones of potential erosion, including dunes along the coastline, conservation and sensitive areas where habitats and ecosystems are endangered and wetlands were given special consideration.

        The possible influence the overall project could have on various threatened species has been identified and avoided where possible. To preserve the aesthetic environment, the visual impact of the project on zones of outstanding landscape beauty was also considered. Specialist consultants were retained to advise on the identification of zones of archaeological, historical and cultural value that should be preserved. It is important to ensure that the current and future land-use of the areas affected by the natural gas project will not be detrimentally affected. Particular attention was paid to the protection of water sources in which groundwater is used for public consumption.

        Public consultation was required as an integral part of the environmental impact assessment. A mechanism for receiving petitions was included to facilitate the voicing of public opinion. Having received public comments, the EIA consultant publicized them in accordance with MICOA requirements. This ensured that all affected stakeholders were properly informed. Furthermore, public hearings were also held at venues along the gas pipeline route and in the gas fields to take the consultation process down to the grassroots level.

        Mineral Rights.    Petroleum activities are regulated by the provisions of the Law Regulating Petroleum Activities. The National Directorate of Coal and Hydrocarbons administers and regulates petroleum operations on behalf of the government. The Mozambique government encourages the exploration and development of the country's hydrocarbon potential within a certain defined project framework.

        In accordance with the constitution of Mozambique, the land and the natural resources of the soil and the subsoil of the territorial waters and continental shelf are the property of the state, which determines the conditions for their development and use.

        The Petroleum Law creates a state enterprise, Empresa Nacional de Hidrocarbonetos de Mozambique, which is granted a monopoly with respect to many rights for the use, benefit, administration and disposal of hydrocarbons and may grant licenses to international investors to conduct exploration and production.

Other Countries

        In a number of other countries, we are engaged in various activities that are regulated by local and international laws, regulations and treaties. In Italy, The Netherlands, Malaysia, China and other countries, we operate plants and facilities for the storage, processing and transportation of chemical substances, including feedstock, products and wastes. In Qatar, Nigeria, Gabon, Equatorial Guinea and other countries, we are involved, or are in the process of being involved, in exploration, extraction, processing and transportation activities in connection with feedstock, products and waste relating to natural gas, petroleum and chemical substances. Our operations in the respective jurisdictions are subject to numerous laws and regulations relating to exploration and mining rights and the protection of safety, health and the environment.

4.C    Organizational Structure

        Sasol Limited is the ultimate parent of our Group. Our wholly owned subsidiary, Sasol Investment Company (Pty) Limited, a company incorporated in the Republic of South Africa, holds our interests in companies incorporated outside South Africa, including Sasol Chemie GmbH & Co. KG and Schümann Sasol International AG (to be renamed Sasol Wax International AG in January 2003). A number of other wholly-owned subsidiaries, including Sasol Mining (Pty) Limited, Sasol Chemical Industries Limited, Sasol Synfuels (Pty) Limited, Sasol Oil (Pty) Limited and Sasol Gas (Pty) Limited are incorporated in South Africa and hold our interests in the respective operations of our Group in South Africa. Sasol Technology (Pty) Ltd is responsible for the development of new business ventures, licensing and procurement of new technologies and Sasol Financing (Pty) Ltd is responsible for financial and treasury services.

        Sasol Chemie GmbH & Co. KG is a wholly owned, significant subsidiary of our Group. Sasol Chemie is a limited partnership constituted under the laws of Germany. Its corporate seat is in Hamburg, Germany and it is registered with the Commercial Register of the Local Court of Hamburg under registration number HRA 95497.

4.D    Property, Plant and Equipment

        We operate coal mines and a number of plants and facilities for the storage, processing and transportation of oil, chemicals and gas related raw materials, products and wastes.

        Coal mining facilities.    Our main coal mining facilities are located at:

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  Secunda Mining Complex, consisting of five underground mines (Bosjesspruit, Brandspruit, Middelbult Twistdraai and Twistdraai Export Mine) at Secunda and the underground and strip operations of the Syferfontein mine to the north of Secunda; and

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  Sigma Mine near Sasolburg, consisting of the Mohlolo underground operations and the Wonderwater strip operation.

        For a detailed discussion regarding the use, capacity and products of these facilities see "Item 4.B Business Overview—Sasol Mining". Pages M-1 to M-3 include maps showing the location of our coal properties and major manufacturing plants in South Africa.

        Our Secunda facilities.    Our main manufacturing facilities are located at Secunda and they are the base for numerous of our Synfuels operations and a range of our chemical industries operations, including explosives, fertilizers, monomers and polymers, solvents, alpha olefins and tar. The approximate size of this property is 82.5 million square meters. See "Item 4.B Business Overview—Sasol Synfuels" and "4.B Business Overview—Sasol Chemical Industries".

        Our Sasolburg facilities.    Our facilities at Sasolburg are the base for numerous of our chemical industries operations, including ammonia, explosives, mining chemicals, phenols, solvents, polymers, fertilizers, tars and waxes operations. The approximate total size of these properties is 51.4 million square meters, of which approximately 41.0 million square meters comprise our chemicals operations and approximately 1.7 million square meters comprise our mining operations. See "Item 4.B Business Overview—Sasol Mining" and "—Sasol Chemical Industries".

        The size of the Natref refinery, also based in Sasolburg, is approximately 1.1 million square meters. See "Item 4.B Business Overview—Sasol Oil and Gas—Sasol Oil".

        Our Durban facilities.    Various of our smaller Chemical Industries and polymers operations are located in Durban in South Africa. See "Item 4.B Business Overview—Sasol Chemical Industries".

        Our facilities in Germany.    Various operations of Sasol Chemie are based at a number of locations in Germany. The most significant of these facilities are at Brunsbüttel (site size approximately 1.5 million square meters; plant size 500,000 square meters), Marl (site size approximately 160,000 square meters; plant size 75,000 square meters) and Moers (approximately 380,000 square meters). Sasol Wax facilities are also based in Hamburg. See "Item 4.B Business Overview—Sasol Chemical Industries".

        Other facilities in the rest of Europe.    Various operations of Sasol Chemie are based at a number of locations in Italy. The main of these facilities are at Augusta (site size approximately 1.35 million square meters; plant size 220,000 square meters) and Terranova (site size approximately 185,000 square meters; plant size 75,000 square meters). An operation of Sasol Chemie is also based in Delden, the Netherlands. See "Item 4.B Business Overview—Sasol Chemical Industries".

        Our facilities in the United States.    Operations of Sasol Chemie are based at a number of locations in the United States. The most significant of these facilities are located at Lake Charles, Louisiana (site size approximately 3 million square meters; plant size 540,000 square meters) and in Baltimore, Maryland (site size approximately 293,000 square meters; plant size 255,000 square meters). Merisol also has operations based at Oil City, Pennsylvania and Houston, Texas. See "Item 4.B Business Overview—Sasol Chemical Industries".

        With limited, immaterial exceptions, we own, or hold similar property rights on the properties described in this section. For more information regarding capital expenditure in respect of these properties and the related facilities and operations, see "Item 4.A History and Development of the Company—Capital Expenditure".

MINING PROPERTIES AND OPERATIONS

Mine Systems and their Production Capacity

        Sasol Mining operates seven mines whose production is sold to Sasol Chemical Industries, Sasol Synfuels and the international market. Our production units, their annual nominated capacities and actual production values are indicated in the following table:

Nominated capacity and production

Mine	Nominated capacity per year (Mt)	2002 Actual production (Mt)
Middelbult Mine (Secunda)	8.5	8.1
Brandspruit Mine (Secunda)	8.2	8.3
Bosjesspruit Mine (Secunda)	7.0	7.2
Twistdraai Mine (Secunda)	5.6	5.6
Twistdraai Export Mine (Secunda)	8.2	8.2
Syferfontein Mine (Secunda)	11.0	9.4
Sigma Mine (Sasolburg)	6.3	5.2

        All mines employ the underground room and pillar mining method using continuous miners and at Sigma and Syferfontein this method is supplemented by opencast/strip mining. The Sigma Mine was first established in 1950. We began production at the first two Secunda mines, Brandspruit and Bosjesspruit, in 1977. Twistdraai and Middelbult followed during the early 1980s, while Syferfontein started production in 1992. In 1996, we began production at the Export Mine at Twistdraai. The original mine boundaries have been extended into new reserve areas with brownfield extensions. New satellite shaft systems were constructed for these purposes. We either replace or overhaul all the production equipment on a regular basis according to a managed maintenance system that contributes significantly to our low production costs.

Processing operations

        Export Business—Secunda operations.    We began the export business in August 1996 as part of our growth strategy. We exported a total of 17 Mt of coal and beneficiated 49 Mt at the Twistdraai Export Plant through 2002. Coal is fed to the export beneficiation plant from the existing Twistdraai Export Mine. The export beneficiation plant produces primary export product with an ash content of less than 10%, as well as secondary product for the Synfuels market.

        The export beneficiation plant has a design capacity of 8.5 Mt per year, but due to recent productivity improvements and minor alterations in the plant, we achieved a throughput of 10.7 Mt in 2001. The plant consists of a primary and a secondary plant. The primary plant comprises three modules with two feed streams each. The coal is fed at a rate of 580 tons per hour into two 800 millimeter (mm) diameter dense medium cyclones per feed stream. There are a total of 18 cyclones in the primary plant. The secondary plant consists of two modules with two 1,000 mm diameter dense medium cyclones.

        The Run of Mine (ROM) coal is transported via overland conveyor belts to the export beneficiation plant from the Twistdraai export mine. The export product is loaded onto trains by means of a rapid load-out system, and then transported to the Richards Bay Coal Terminal (RBCT).

        The existing capacity at the RBCT is 72 Mt per year. Sasol Mining has a 5% share in RBCT, which relates to an existing entitlement of 3.6 Mt per year. The planned RBCT Phase 5 expansion project will increase the total throughput capacity to 82 Mt. Through our participation in this project, we expect to have an entitlement of 4.1 Mt, following its completion. We will increase our export product, by increasing our throughput to the export beneficiation plant, and by producing a second grade product containing 14% ash.

        Sasol Coal Supply—Secunda operations.    Sasol Coal Supply operates the coal handling facility between Sasol Mines and Sasol Synfuels by stacking and blending coal on six stockpiles of 110 Kt each. Our objectives are:

  •
  to homogenize the coal quality supplied to Sasol Synfuels;

  •
  to keep the Sasol Synfuels bunkers full with a product that conforms to customer requirements; and

  •
  to prevent fine coal generation.

        The daily coal supply to Sasol Synfuels is approximately 110 Kt. The total coal handled by the Sasol Coal Supply, since production began in 1977 through 2002, amounts to 775 Mt.

        The Sasol Coal Supply operation has a live stockpile capacity of 660 Kt that is turned over approximately 1.5 times per week. We also have a reserve stockpile capacity of 2.14 Mt. The installed conveyor belts, which feed into the operation are 66 km long in total with the longest trajectory of 23 km. The coal is handled by six stackers and six reclaimers with a capacity of 1.8 Kt per hour.

  Source of electrical power

        We do not generate our own electricity. We buy electricity from Eskom, the state-owned power producer. We have a monthly peak demand of 85 Mega Watts (MW). The total cost of electricity used in 2002 was approximately R80 million.

Location of Coal Deposits

        Pages M-1 to M-3 include maps showing the location of our coal properties and major manufacturing plants in South Africa.

  Secunda Mining Complex

        Secunda Mines are situated 145 km southeast of Johannesburg, adjacent to the town of Secunda in the Mpumalanga Province. The mines are connected to the Gauteng Province, the economic heartland of the country, by well-maintained roads, railways and an airport.

        Secunda Mining Complex is part of the Highveld coal field in the western Mpumalanga Province. The coal is mined from five underground mines and a sixth, which is both a strip and underground mine. The principal mining method applied in the underground mines is room and pillar mining with limited total extraction of the coal pillar. We undertake strip mining by means of draglines and a truck and shovel operation.

  Sigma operations (Sasolburg)

        The Sigma operations are situated close to the town of Sasolburg on the northern boundary of the Free State Province. Located about 100 km south of Johannesburg, they are connected by well-maintained roads, railways and an airport. The operations consist of a strip operation and an underground mine established from the northern highwall of the pit. The last remnants of the Sigma underground mine are currently being mined and are expected to yield 200 Kt during 2003.

Planned Capital Spending

        Sasol Mining is pursuing a growth strategy, which will require capital expenditure in the long term. Some mines will be reaching the end of their economic life and will have to be replaced within the next five to 10 years.

        The five-year capital spending plan for Sasol Mining can be divided into three broad categories:

  •
  Mine replacement and infrastructure capital spending: Major projects include the brownfields development into the Irenedale Reserves for the Bosjesspruit Mine and the brownfields development into additional reserves for the Twistdraai Export Mine. Major infrastructure projects include replacing the conveyor belting and some coal-handling infrastructure.

  •
  Operations capital spending to ensure efficient operations.

  •
  Environmental capital spending: Major projects include the construction of an evaporator crystallizer plant to clean contaminated mine water. In the long term, we may have to build another evaporator crystallizer.

        The table below presents the planned capital spending for the next five years:

Five-year Capital Spending

	2003	2004	2005	2006	2007

	(Rand in millions)
Mine replacement and infrastructure capital spending	130.5	141.8	81.3	113.7	523.8
Operations business capital spending	453.3	263.6	326.2	268.3	367.4
Environmental capital spending	143.4	—	—	—	—

Total	727.2	405.4	407.5	382.0	891.2

Coal Exploration Techniques

        Our geology department employs several exploration techniques in assessing the geological risks associated with our coal deposits. These techniques are applied in a mutually supportive way to achieve an optimal geological model of the relevant coal seams targeted for production purposes. The Highveld Basin is considered to be structurally complex when compared to other active coal fields in South Africa. As a result, Sasol Mining has been basing its geological modeling on having sufficient and varied geological information in order to achieve a high level of support to the production environment. We have utilized this approach for 23 years.

  Present exploration techniques

        Vertical diamond drilling.    This is the primary exploration technique that is applied in all exploration areas, especially during reconnaissance phases. In and around operational mines, the average vertical borehole density varies from 1:10 to 1:15 (boreholes per hectare), while in medium term mining areas, the average borehole density can be lower than 1:25. The average drilling depth ranges from 200 to 250 meters. The major application of this technique is to locate horizon geometry, to identify coal quality and to gather structural information about dolerite dykes and sills, and the associated devolatilization. This information is then modeled and forms the basis of further geological interpretation.

        Directional drilling (surface to in seam).    Directional drilling from surface to in seam has been successfully applied for several years, especially, for medium and long-term exploration areas. A circular area with a radius of approximately two kilometers (1,256 hectares) of coal deposits is covered by this method. The main objective of this approach is to locate dolerite dykes and steep dipping dolerite sills, as well as faults with displacements larger than the coal seam thickness.

        Horizontal drilling.    This technique is applied to all operational underground mines and supplies short-term (minimum three months) exploration coverage per mining section. No core is usually recovered, although core recovery is possible, if required. The main objective is to locate dolerite dykes and steep dipping sills. A drilling reach of up to one kilometer is possible, although the average length is usually 800 meters.

        Aeromagnetic surveys.    All exploration areas are usually aero-magnetically surveyed before the focused exploration is initiated. The main objective is to locate dolerite sills and dykes, as well as large-scale fault zones.

        Airborne electro-magnetic surveys.    Due to the occurrences of non-magnetic dolerite dykes and sills, it has been necessary to survey certain exploration areas electro-magnetically to pin point these structures for optimal mine layout plans.

  Future exploration techniques

        Geophysical surveys of directional boreholes.    Our present research on this method has progressed successfully and this enhanced technique will be applied in our operations in due course.

Secunda Operations Information

        The coal supplied to Sasol Synfuels is the raw coal mined on the tied mines, and the secondary product from the export mines beneficiation plant. Pages M-1 and M-3 include maps showing the location of our Secunda coal operations.

        The analytical work done on the sampling was conducted initially between 1965 and 1972 at the Fuels Research Institute and subsequently at the laboratories of the South African Bureau of Standards in Pretoria, South Africa.

        Extensive geological exploration has therefore been done in the coal reserve area. Every year, we undertake additional exploration to update and refine the geological models, which allows us to accurately forecast geological conditions and also to plan and utilize coal resources effectively.

  Computation and storage of geological information

        We store information in a Sequel Server database and we engage in data validation and quality checking through several in-house methods. We conduct data modeling by manual interpretation and computer-derived geological models, using the Horizon module of ECS International's MINEX software. We compute reserves and composite qualities using established and recognized geo-statistical techniques.

  General stratigraphy

        The principal coal horizon, the Number 4 Lower Coal Seam, provides some 99.8% of the total proven and probable reserve. The Number 4 Lower Coal Seam is one of six developed coal horizons in the Vryheid Formation of the Karoo Supergroup, a permo-carboniferous aged primarily sedimentary sequence. The coal seams are numbered from the oldest to the youngest.

        Characteristics of the Number 4 Lower Coal Seam.    The Number 4 Lower Coal Seam is a bituminous hard coal characterized by the following borehole statistics:

  •
  The depth to the base of the seam ranges from 40m to 241m with an average depth of 135m below the surface topography. The majority of the workings are underground.

  •
  The floor of the seam dips gently from north to south at approximately 0.5 degrees.

  •
  The thickness of the seam varies in a range between 0.0m and 10.0m with an average weighted thickness of 3.30m. In general, thinner coal is found to the south of our properties and thicker coal to the west of our properties adjacent to the Pre-Karoo basement highs.

  •
  The inherent ash content is an average 24.5%, which is in-line with the coal qualities supplied during the past 23 years to Sasol Synfuels.

  •
  The volatile matter content is tightly clustered around a mean of 22.8%.

  •
  The total sulphur content, which primarily consists of mineral sulphur in the form of pyrite and minor amounts of organic sulphur, averages 1.08% of the total mass of the coal.

        The other potential coal seams are:

  •
  the Number 2 Coal Seam, which provides an additional tonnage to the reserve in one area and is being evaluated in a number of other areas to provide supplemental tonnage; and

  •
  the Number 5 Coal Seam, which currently provides a small supplemental tonnage from the strip mining operation (approximately 1.2 Mt per year) but has been discounted in the future proven and probable reserve estimates.

  Mineable parameters

        The underground mining parameters used to determine the extent of the reserves are indicated below:

Parameter	Value
Minimum mining height (meters)	1.8
Maximum mining height (meters) (indication only)	5.5
Minimum mining depth (meters)	40
Primary safety factor(1)	2.2
Secondary safety factor(1)	2.0
Tertiary safety factor(1)	1.8
Minimum dry ash-free volatile content	28%
Maximum air-dried ash content	34%
Surface structure allowances	Depth/2.7 from the
perimeter of the structure

(1)
A ratio of the stress placed on a pillar to the strength of that pillar.

        Production History.    Since June 1977, when the first coal was produced, the build-up of production reached a plateau in 1984 of 29 Mt. Subsequently, the growth of the Synfuels demand and the creation of our export business has resulted in production reaching 45.7 Mt in 2002.

Reserve Estimation (Remaining Reserves at May 2002)

        We have approximately 4 billion tons (Bt) of in situ proven and probable coal reserves in the Secunda Deposit and more than 1.50 Bt Recoverable reserves. The coal reserve estimations are set out in the table below:

Coal Reserve Estimations(1)—Secunda Mining Complex

Reserve Block	Gross in situ tons (Mt)	Geological discount (Mt)	Mine layout losses (Mt)	Extraction rate (%)	Recoverable Reserves(2) (Mt)	Beneficiated Yield	Proven/ Probable
B2N	468.866	117.216	35.165	54.0	179.925	100%	Probable
B2S	401.367	120.410	28.096	48.0	127.782	100%	Probable
B2 2 seam	143.767	35.942	6.470	55.0	58.689	100%	Probable
B3SS	146.774	51.371	9.540	54.0	48.814	100%	Probable
B5C	259.643	41.543	21.810	49.0	101.261	100%	Proven
B5E	232.541	93.016	13.952	48.0	63.457	100%	Probable
B5S	206.754	62.026	14.473	49.0	67.195	P35%, S50%(3)	Probable
B8E	383.292	134.152	24.914	49.0	115.672	P30%, S65%(3)	Probable
B8W	229.852	80.448	14.940	49.0	69.366	100%	Probable
Bosjesspruit	377.787	26.445	35.134	57.3	190.821	100%	Proven
Brandspruit	184.539	9.227	8.348	56.8	99.825	100%	Proven
Twistdraai Export	209.452	10.473	19.898	54.0	101.810	P38%, S46%(3)	Proven
Syferfontein	165.714	13.257	7.623	54.2	82.584	100%	Proven
Twistdraai Central	71.783	2.871	3.281	58.0	40.075	100%	Proven
Middelbult	365.563	73.661	20.433	53.6	149.635	100%	Proven
Secunda	104.659	20.932	8.373	45.0	35.700	100%	Probable

Total Sasol	3,952.352	892.991	272.451	52.3	1,532.612

(1)
The coal reserve estimations in this table were made by John Sparrow, Divisional Manager, Strategic Capacity Management, Sasol Mining.

(2)
The recoverable reserve is an estimate of the expected recovery of the mines in these areas. It is determined by the subtraction of the geological discount, mine layout losses and extraction losses from the gross in situ tons and the subsequent addition of dilutants such as moisture and contamination.

(3)
P refers to Primary product yield (exported coal); S refers to Secondary product yield (coal supplied to Synfuels); the balance is discard.

  Criteria for Proven and Probable:

        Over and above the definitions for coal reserves, probable coal reserves, and proven coal reserves set forth in Industry Guide 7 under the Securities Act, which are included in our Glossary, we consider the following criteria to be pertinent to the classification of the reserves.

        Probable Reserves are those reserve areas where the drill hole spacing is sufficiently close in the context of the deposit under consideration where conceptual mine design can be applied, and for which all the legal and environmental aspects have been considered. Currently this classification results in a variable drill spacing depending on the complexity of the area being considered and is generally less than 500 metres, although in some areas may extent to 880 metres. The influence of increased drilling in these areas should not materially change the underlying geostatistics of the area on the critical parameters such as seam floor, seam thickness, ash, and volatile content.

        Proven Reserves are those reserves for which the drill hole spacing is generally less than 350 metres, for which a complete mine design has been applied which includes layouts and schedules resulting in a full financial estimation of the reserve. This classification has been applied to areas in the production stage or for which a detailed feasibility study has been completed.

  Legal rights on coalfields

        We own, or have existing agreements to mine for, more than 98% of the mineral rights in the Secunda area. We have Article 9 mining permission under the current Minerals Act, consisting of 157,000 hectares of coal rights. See "Item 4.B Business Overview—Regulation of Mining Activities in South Africa".

Sasolburg Operations

  Exploration history

        The Northern Free State area was first explored in the late 1930s. The exploration was conducted by drilling cored diamond boreholes over the current Sasolburg area. Some 600 boreholes were drilled by the South African government. The Sigma mine was established in 1950. Subsequent drilling by the General Mining and Finance Corporation in the 1960s identified more coal reserves in the southwest of the existing Sigma Mine and also extensions to the south and east. Pages M-1 and M-2 include maps showing the location of our Sasolburg coal operations.

        Drilling conducted by us has continued to the present with some 2,800 boreholes having been drilled in total over the whole of the Northern Free State coal reserves. All analytical work was initially done by the state laboratory, the Fuels Research Institute and more recently, by the laboratories of the South African Bureau of Standards in Pretoria.

  Coal seam geology

        There are two primary coal seams of importance, the Number 2 Coal Seam and the Number 3 Coal Seam. These coal seams are separated by a carbonaceous mudstone to siltstone parting and consist of a number of coal plies and carbonaceous mudstone interburdens. The combined coal seams can attain a total thickness of over 30 meters. The individual coal plies are numbered from the base upwards and selected mining horizons are identified on the basis of the coal quality required. The major controlling factor on the coal development is the pre-Karoo basement.

        Selective mining within coal seams implies that strict horizon control is exercised to maintain mining on the selected horizon. This has been done very successfully at the old Sigma underground operations, as well as, at the present Mohlolo underground operation. The visible coal seam geology, a well-defined marker within the seam, assists in the identification and verification of the pre-determined horizon underground, even in areas where the coal seam is displaced because of faulting.

        In general, the quality of the coal (the ash yield or the fixed carbon content) deteriorates from the base of the coal seam to the top of the coal seam.

        In-seam occurrence of inorganic material is rare in the selected mineable area and may consist of carbonaceous mudstone lenses locally. Inorganic material occurs mainly towards the top of the coal seam, but has been excluded from the selected mineable horizon.

        Our Sigma Mine has been active since 1950 and has completed total extraction of room and pillar and longwall mining on both the major coal seams. The current Sigma Mine consists of two operations.

        The two operations are the Wonderwater strip mine, which provides the majority of the tonnages supplied to Sasol Chemical Industries in Sasolburg, and the Mohlolo underground mine, which was developed out of the northern highwall of the Wonderwater strip mine. The Mooikraal block is currently being investigated to determine the feasibility of starting an underground operation in this structurally isolated block of ground. The current nominated production (2003) is 4.0 Mt per year for Wonderwater and 1.80 Mt per year for Mohlolo.

  Selected mining horizon

        The determination of the selected mining horizon is driven primarily by the required coal quality for the gasification process at Sasol Chemical Industries. In order to define the mining horizon, we conduct detailed sampling of the coal seams on the borehole cores and undertake both a visual and chemical correlation of the plies.

  Reserve estimation

        Sasol Mining has 18 Mt recoverable coal reserves immediately available for extraction, for supply to Sasol Chemical Industries until the primary feedstock is replaced by natural gas from Mozambique. Thereafter, the provision of coal for steam generation, if required, would be supplied from the reserves below or from other probable reserves in the vicinity.

Coal Reserve Estimations(1)— Supply to Sasol Chemical Industries (Sasolburg)

Reserve area	Coal seam	Gross in situ tons (Mt)	Geological discount (Mt)	Mine layout losses (Mt)	Extraction rate (%)	Recoverable reserves (Mt)(2)	Proven/ Probable
Wonderwater North	3B	1.835	0.041	0.000	90%	1.633	Proven
	2B	2.142	0.048	0.027	90%	1.908	Proven

Sub Total		3.977	0.089	0.027		3.541
Wonderwater South	3B	3.867	0.087	0.243	90%	3.265	Proven
	2B	8.607	0.194	0.313	90%	7.479	Proven
	2AC	1.355	0.030	0.029	33%	0.441	Proven
	2AB	0.924	0.021	0.077	33%	0.281	Proven

Sub Total		14.754	0.332	0.662		11.466

Total		18.731	0.421	0.689		15.007	Proven

Mohlolo Existing	3B	3.646	0.123	0.878	40%	1.082	Proven
	2B	5.814	0.197	0.000	40%	2.299	Proven

Sub Total		9.460	0.320	0.878		3.381
Boschbank	3B	0.977	0.010	0.217	15%	0.115	Proven

Total		29.168	0.751	1.784		18.504

(1)
The coal reserve estimations in this table were made by John Sparrow, Divisional Manager, Strategic Capacity Management, Sasol Mining.
(2)
100% of the recoverable coal is supplied to the client with no beneficiation undertaken.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        You should read this section along with our consolidated financial statements for the financial years ended and as at 30 June 2002 and 25 June 2001, including the accompanying Notes, that are included in this registration statement on Form 20-F. These consolidated financial statements have been prepared in accordance with US GAAP.

5.A    Operating Results

Company and Business Overview

        We are an integrated oil and gas group with substantial chemical interests, based in South Africa and operating in 15 other countries throughout the world. We are the leading provider of liquid fuels in South Africa and a major international producer of chemicals. We use a world-leading technology for the commercial production of synfuels and chemicals from low-grade coal, which, in the future, we expect to apply to convert natural gas to diesel and chemicals. We manufacture over 200 fuel and chemical products, which we sell in more than 90 countries. We also operate coal mines to provide feedstock for our synfuels and chemical plants, manufacture and market syngas and operate the only inland crude oil refinery in South Africa. See Note 3 to our financial statements for a geographic analysis of our operating results, assets and capital commitments.

        We divide our operations into the following segments:

  •
  Mining. Our mining operations in South Africa, which accounted for 2% of our total consolidated turnover in 2002, supply coal mainly to our synfuels and chemicals plants. We also export coal to international customers.

  •
  Synfuels. We operate the world's only large commercial-scale coal-based synfuels manufacturing operation, which accounted for 20% of our total consolidated turnover in 2002. We manufacture syngas from low-grade coal and use our technology to convert syngas into a range of products, including synfuels, chemical feedstock and industrial pipeline gas.

  •
  Chemical Industries. We manufacture a wide range of chemical products derived mostly from coal and chemical feedstock, including olefins and surfactants, solvents, polymers, waxes and nitrogenous products. We market these products in the global chemicals markets. This segment accounted for 67% of our total consolidated turnover in 2002.

  •
  Oil and Gas. We operate South Africa's only inland crude oil refinery and market liquid and gaseous fuels and lubricants. This segment accounted for 10% of our total consolidated turnover in 2002.

  •
  Other. We are involved in a number of other activities in the energy field, both in South Africa and abroad. These include, among others, international petroleum and gas exploration and production, the development and production of GTL fuel and chemical products, as well as technology research and development, and our financing activities. These activities accounted for 1% of our total consolidated turnover in 2002.

        Our business, operating results and financial condition are subject to the influence of a number of factors and conditions. These include conditions in the markets in which we sell our products, including the effect of volatility in the currency markets, most notably in the exchange rate between the Rand and the U.S. dollar, volatility in the international price of crude oil and cyclicality in the prices of chemical products. Other factors which may influence our business and operating results include economic, social, political and regulatory conditions and developments in the countries in which we operate our facilities or market our products.

  Exchange rate volatility

        The Rand is our principal operating currency. However, a large part of our Group's turnover is denominated in US dollars and some part in euro, derived either from exports or from our manufacturing and distribution operations outside South Africa. Also, a significant part of our revenues is determined by the US dollar, as petroleum prices in general and the price of most petroleum and chemical products in South Africa are based on global commodity and benchmark prices which are quoted in U.S. dollars. Hence, a large part of our Group sales (approximately 90% in 2002) is denominated US dollars or influenced by the underlying global commodity and benchmark prices which are quoted in US dollars, while about one third of our costs are Rand denominated. Furthermore, a significant part of our capital expenditure is also US dollar denominated, as it is directed to investments outside South Africa or to imports of capital equipment. The rate of change in the PPI has been for many years above the rate of inflation in the United States. This, among other factors, has resulted in a concomitant decline in the value of the Rand against the US dollar. In recent years, the Rand has steadily depreciated against the US dollar, moving as an average rate from 6.33 in 2000 to 7.64 in 2001 and 10.20 in 2002. However, since June 2002, the Rand has grown stronger against the US dollar, mainly due to a general depreciation of the US dollar, reaching R8.12 on 20 February 2003. Over this period, the exchange rate has been particularly volatile and we expect this volatility to continue in the foreseeable future.

        In addition, although the exchange rate of the Rand is primarily market-determined, its value at any time may not be an accurate reflection of the underlying value of the Rand, due to the potential effect of exchange controls. For more information regarding exchange controls in South Africa see "Item 10.D Exchange Controls".

        The recent depreciation of the Rand against the US dollar has had a significant positive effect on our results for the financial year 2002, with a positive impact on turnover of R6,821 million and on net foreign exchange gains of R431 million, as compared to 2001. However, this positive impact may be less significant in future periods, if the Rand's decline lessens or stabilizes, and would reverse to a negative impact, should the Rand appreciate against the dollar. In particular, we expect the recent appreciation of the Rand to have a negative impact on our profits for the year 2003.

  Volatility in crude oil and petroleum products prices

        Market prices for crude oil, feedstock and petroleum products may fluctuate, as they are subject to local, regional and international supply and demand fundamentals and other factors over which we have no control. Worldwide supply conditions and the price levels of crude oil may be significantly influenced by international cartels, which control the production of a significant proportion of the worldwide supply of crude oil, and by political developments, especially in the Middle East. Other factors which may influence the aggregate demand and, hence, affect the markets and prices for petroleum products in regions where we procure our products from and/or market these products, may include changes in economic conditions, the price and availability of substitute fuels, changes in product inventory, product specifications and other factors. In recent years, prices for petroleum products have fluctuated widely. In recent months, the price of crude oil has risen significantly, particularly due to the unstable political conditions in the Persian Gulf and the threat of war between the United States and Iraq, which we believe will result in continued volatility in the derived crude oil price in the foreseeable future, as well as due to recent developments in Venezuela.

        A substantial proportion of our turnover is derived from sales of petroleum and petrochemical products. Through our equity participation in the Natref crude oil refinery, we are exposed to fluctuations in refinery margins resulting from differing fluctuations in international crude oil and petroleum product prices. We are also exposed to changes in absolute levels of international petroleum product prices through our synfuels operations. Fluctuations in international crude oil prices affect our results mainly through their effects on the IBLC price formula currently in place for the calculation of refinery gate price of fuel in South Africa. See "Item 4.B Business Overview—Sasol Synfuels" and "—Sasol Oil and Gas—Sasol Oil". Furthermore, prices of petrochemical products are also affected by volatility in crude oil prices.

        Volatility in the price of crude oil and petroleum products, and in particular, decreases in the international price of crude oil and petroleum products may adversely affect our operating results. The average crude oil price of US dollar 23.24/bbl in 2002 was 18% lower than the average price of US dollar 28.38/bbl. in 2001. In recent months, the price of crude oil has risen significantly, reaching 29.47 US dollars/bbl on 20 February 2003, particularly, as discussed above, due to the unstable political conditions in the Persian Gulf and the recent developments in Venezuela. A high oil price generally results in increased profitability for our Group.

        We use hedging instruments to protect against short-term US dollar price volatility affecting the acquisition cost of our crude oil needs including the Rand to US dollar exchange rate fluctuations. While the use of these instruments may provide some protection against short-term volatility in crude oil prices, it does not protect against differing trends in crude oil and petroleum product prices.

        Refinery gate fuel price.    A new Basic Fuel Price (BFP) mechanism will be implemented with effect from 2 April 2003, replacing the IBLC formula. The BFP formula will be based on international fuel products spot prices in order to simulate more accurately the movements of the international products market. See "Item 4.B Business Overview—Sasol Oil". We cannot calculate a fixed differential or a direct correlation between the two pricing mechanisms and at any given point in time the BFP formula may result in lower or higher fuel prices, depending on the timing of adjustments to its various components. Based on our experience over the five recent years, we believe that the adoption of the BFP formula may in the calendar year 2003 result in a reduction of between R0.04 and R0.05 per litre in the current IBLC-based fuel price of R2.13 per litre. We expect that this reduction may adversely affect our profits in the year to end on 30 June 2004 by between 2% to 3%.

        We believe that over the next five years the government of South Africa may abolish the refinery gate fuel pricing mechanism. This may increase competitive pressures on our liquid fuels products, which may adversely affect our profits.

  Cyclicality in petrochemical products prices

        The market for chemicals and especially polymers is cyclical. Typically, higher demand during peaks in the industry business cycles leads producers to increase their production capacity. Although peaks in the business cycle have been characterized by increased selling prices and higher operating margins, in the past such peaks have led to overcapacity of supply exceeding demand growth. Low periods in the business cycle are then characterized by decreasing prices and excess capacity, which can depress operating margins and may result in operating losses. We believe that some areas within the chemicals industry currently show overcapacity with the possibility of further capacity additions in the next few years. Future growth in demand may not be sufficient to absorb current overcapacity or future capacity additions and this may result in significant downward pressure on prices, which may adversely affect our operating results. During 2002, our basket of international prices of our chemical products (comprising polymers, ethylene, propylene, acetone and ammonia) declined by more than 20%.

  Termination of the Main Supply and Blue Pump Agreements

        We are party to the Main Supply and Blue Pump Agreements, which form a series of long-term supply agreements with the major oil companies operating in South Africa, under which oil companies purchase certain of our petroleum products up to a maximum of 7,740 million liters per year. As a result, we sell almost 90% of our petroleum output to these oil companies under the Main Supply Agreements. Moreover, we are not allowed to market liquid fuels directly to the retail market in South Africa, with the exception of the so-called "Blue Pumps", which are Sasol-branded fuel pumps supplying our own fuels, located in service stations of other oil companies in designated regions. The Main Supply and Blue Pump

Agreements are due to terminate in December 2003, pursuant to a notice of termination filed by our company in 1998. See "Item 4.B Business Overview—Sasol Oil and Gas—Sasol Oil".

        Following termination of the agreements, we intend to conclude new arrangements with the oil companies, which we are already negotiating, to supply their petroleum products requirements in certain geographic areas. Although we believe that due to current conditions in the South African liquid fuels market, in time, we should be successful in selling a portion (albeit lower) of our aggregate petroleum output to the oil companies under the new arrangements, we cannot assure you that our negotiations with the oil companies will result in beneficial arrangements.

        Furthermore, as a result of the termination of the agreements, the restrictions on our ability to market our petroleum products directly to the South African retail market and to industry customers will expire. We are already developing a service station network with a view to accessing the retail market in South Africa with our own Sasol brand as of 2004, and, in order to enhance the profitability of this network, we intend to concentrate on developing high volume stations in growth areas. However, we cannot assure you that we will be successful in competition with the oil companies' established service station networks, or in optimizing the configuration of our network, or in selling the balance of our non-committed petroleum product directly to the wholesale or retail markets.

  The South African economic, political and regulatory environment

        We are a South African company. About half of our operations are located and more than 40% of our sales are generated in South Africa. As a result, we are subject to a certain extent to the uncertainties of the political, economic and regulatory environment of the country.

        The economic environment.    The country's transition to democracy in 1994 culminated in a new constitution and the government's stated economic policy to achieve economic growth within an environment of monetary and fiscal discipline, low inflation and international competitiveness.

        The economy of South Africa has been, and may in the future be, characterized by high rates of inflation and high interest rates. High rates of inflation could increase our South African-based costs and decrease our operating margins. High interest rates could adversely affect our ability to obtain cost-effective debt financing in South Africa. In 2002 and 2001, the PPI was 11.0% and 9.1%, respectively. The average SARB repurchase rate for 2002 and 2001 was 10.6% and 11.9%, respectively.

        South African companies are subject to exchange control regulations. While exchange controls have been relaxed in recent years and continue to be relaxed, South African companies remain subject to restrictions on their ability to export and deploy capital outside of the Southern African Common Monetary Area, unless dispensation has been granted by the SARB. It is difficult to predict whether or how the South African government could relax the exchange control regulations in the future. These restrictions have affected the manner in which we do business and have financed our acquisitions outside South Africa and have influenced geographic distribution of our debt within and outside South Africa. See "Item 10.D Exchange Controls" and "Item 5.B Liquidity and Capital Resources".

        The political and social environment.    South Africa has faced a rapidly changing political environment since the democratic elections of 1994, when over forty years of National Party rule came to an end. Moreover, it now faces a series of social, political and economic challenges, which may adversely affect our business, operating results, cash flows and financial condition. The country is experiencing high levels of unemployment and crime and is still facing the risk of political and social instability. There are significant differences in the level of economic and social development among its people, with large parts of the population not having access to proper education, healthcare, housing and other services, including electricity. Furthermore, the country faces problems relating to lack of transportation, telecommunications and other infrastructure. These problems have impeded fixed inward investment into South Africa, prompted emigration of skilled workers and may in the future have an adverse impact on productivity.

        Most of South Africa's major industries are unionized, and the majority of employees belong to trade unions. In the past, trade unions have had a significant impact on the collective bargaining process as well as on social and political reform in South Africa in general. It is uncertain whether labor disruptions will be used to advocate general labor, political or social causes in the future which may affect our operations. Approximately 54% of our labor force in South Africa belong to unions. Although in recent years we have not experienced significant labor disruptions, we cannot assure you that such labor disruptions could not occur in the future.

        In addition, there has been regional, political, and economic instability in the countries surrounding South Africa. Such political or economic instability in neighboring countries could affect the social, political and economic conditions in South Africa, which could have a negative impact on our ability to manage our operations in the country.

        The regulatory environment.    New or proposed legislation, including the draft Petroleum Products Amendment Bill and the draft Petroleum Pipelines Bill, may affect our operating results. In particular, the draft Petroleum Products Amendment Bill, which is expected to enact provisions regulating matters relating to wholesale and retail sale of petroleum products, may impact the conditions and cost of our entry into the retail fuel market in South Africa. See "Item 4.B Business Overview—Sasol Oil and Gas—Sasol Oil" and "—Regulation of Petroleum-Related Activities in South Africa". The draft Petroleum Pipelines Bill, which is expected to regulate petroleum pipelines activities, including the construction and operation of petroleum pipelines, may affect the competitiveness of our crude oil-derived fuels and synfuels. See "Item 4.B Business Overview—Sasol Oil and Gas—Sasol Gas" and "—Regulation of Gas-Related Activities in South Africa".

        Empowering historically disadvantaged groups.    In November 2000, we became party to an agreement with the government and the liquid fuels industry (the Liquid Fuels Charter) which requires us, together with other companies in the industry, to allow and facilitate participation of historically disadvantaged South Africans in our liquid fuels business. See "Item 4.B Business Overview—Sasol Oil and Gas—Sasol Oil" and "—Empowerment of historically disadvantaged South Africans". The Liquid Fuels Charter requires us to ensure that historically disadvantaged South Africans hold at least 25% equity ownership of our liquid fuels business by the year 2010. We cannot assure you that these transactions will take place at fair market terms. In addition, it is not currently known what financing arrangements will ultimately be put in place to support these transactions, and we cannot assure you that we will not be required to participate in these arrangements or support them with our own credit or assets.

        Furthermore, the Mining Charter requires mining companies to ensure that historically disadvantaged South Africans hold at least 26% ownership of mining assets in South Africa within 10 years from its signing. See "Item 4.B Business Overview—Sasol Mining" and "—Empowerment of Historically Disadvantaged South Africans". It also requires mining companies to assist historically disadvantaged South Africans in securing finance to fund their equity participation in an amount of R100 billion within the first five years after its signing; beyond the R100 billion commitment, the Mining Charter requires that participation of historically disadvantaged South Africans should be increased towards the 26% target, on a willing seller-buyer basis, at fair market value and where the mining companies are not at risk.

        Various principles of the Mining Charter may in the future be incorporated in regulations to be promulgated by the Minister of Minerals and Energy under the new Mineral and Petroleum Resources Development Act with respect to the South African mining industry. We already hold prospecting permits or mining authorizations with respect to our existing mining operations, but we will need to reapply for conversion of our existing mining and prospecting rights into new rights and for any new licences we may require under the Mineral and Petroleum Resources Development Act. When considering applications for the conversion of existing mining licenses under the Mineral and Petroleum Resources Development Act, the Minister of Minerals and Energy must take into account, among other factors, the applicant company's compliance with the Mining Charter. See "3.D Risk Factors—New mining legislation may have an adverse effect on our mineral rights" and "Item 4.B Business Overview—Regulation of Mining Activities in South Africa".

        We are closely monitoring developments in connection with the Mining Charter and its application to our Company. In any case, we intend to undertake any appropriate action required to ensure conversion of our existing mining rights under the Mineral and Petroleum Resources Development Act. We may need to incur costs in connection with any potential restructuring that we may undertake as a result of compliance with the Mining Charter and relevant developments. See "3.D Risk Factors—Initiatives for the empowerment of historically disadvantaged South Africans and other related initiatives and legislation may have an adverse impact on our business, operating results, cash flows and financial condition."

        Under the South African Employment Equity Act, we have an obligation to promote equal opportunity and fair treatment in employment by eliminating unfair discrimination and to implement affirmative action measures to address employment disadvantages experienced by designated groups in order to ensure the equitable representation in all occupational categories and levels in our work force. We will incur costs in implementing these processes, which we have not yet quantified. See "Item 6.D Employees".

        The HIV/AIDS problem.    HIV/AIDS and tuberculosis are the major healthcare challenges faced by our South African and other sub-Saharan operations. See "Item 6.D Employees".

        We incur costs relating to the medical treatment and loss of infected personnel, as well as the related loss of productivity. We also incur costs relating to the recruitment and training of new personnel. As we are not allowed to run tests, we cannot verify the number of HIV infections and thus, we are not in a position to accurately quantify these costs. In addition, we have invested an initial sum of R4 million in implementing SHARP, our initiative to respond to the HIV/AIDS problem in an effective and sustainable way.

  Competition by products originating from countries with low production costs

        A significant part of our chemical production facilities is located in developed countries, including the United States and Europe. Economic and political conditions in these countries result in relatively high labor costs and, in some regions, inflexible labor markets, compared to others. Increasing competition from regions with lower labor costs and feedstock prices, for example the Middle East, exercises pressure on the competitiveness of our chemical products and may adversely affect our operating results, or even result in withdrawal of products or closure of facilities.

  Acquisition of Sasol Chemie

        With effect from 1 March 2001, we acquired RWE-DEA's entire chemical business, Condea, for approximately €1.3 billion (R8.3 billion) which we renamed Sasol Chemie. This was our largest and most significant acquisition to date. Sasol Chemie's results were reflected in our consolidated financial statements for the last four months of the year 2001 and for the entire year 2002.

  Change of financial year end

        Our financial year 2001 ended on 25 June 2001, while our financial year 2002 ended on 30 June 2002. As a result, financial year 2002 was longer than 2001 by five days, a difference which did not have a material effect on our financial results in 2002.

Critical Accounting Policies

        The preparation of our financial statements to conform with US GAAP requires management to establish accounting policies and make estimates and assumptions that affect our reported amounts of assets and liabilities and reported results. Actual results may differ from these estimates. Certain of our accounting policies have been identified as critical accounting policies by considering which policies involve particularly complex or subjective decisions or assessments and these are discussed below. Such accounting policies include the methodology used to estimate the deferred tax position of the company, evaluate the impairment of long-lived assets, estimate our asset retirement obligations, estimate our employee benefit obligations, amortize our mining assets and provide for obligations associated with guarantees. The discussion below should be read in conjunction with the full statement of our Significant Accounting Policies set out in Note 2 to our consolidated financial statements.

  Secondary Taxation on Companies

        We provide deferred tax on all temporary differences arising between the carrying values of assets and liabilities for accounting purposes and the amounts used for tax purposes unless there is a temporary difference that is specifically excluded in accordance with generally accepted accounting principles. In South Africa, we pay both income tax and Secondary Taxation on Companies (STC). STC is levied on companies at a rate of 12.5% of dividends distributed. However, in the case of companies liquidated after 1 April 1993, STC is only payable on undistributed earnings earned after 1 April 1993. The tax becomes due and payable on declaration of a dividend. Sasol does not provide deferred taxes related to STC until a dividend has been declared. We believe that this is consistent with the accounting principle that disallows the accrual of dividend payments prior to dividend declaration.

        We are aware that some non-Sasol companies with operations in South Africa record deferred taxes at the distributed rate of 37.8%, the rate applied only if all earnings are distributed as dividends. If we were to provide for deferred taxes on the potential STC arising on our undistributed earnings, should these be declared as dividends, there would be an increase in deferred tax liabilities of R3,297 million at 30 June 2002 (2001—R2,437 million) resulting in a net deferred tax liability of R8,386 million at 30 June 2002 (2001—R7,158 million). Income tax expense would increase by R860 million resulting in total net income (earnings attributable to shareholders) of R8,574 million for the year ended 30 June 2002 (2001—R649 million and R6,303 million, respectively). The additional deferred tax liability would result in total shareholders' equity of R27,649 million at 30 June 2002 (2001—R20,941 million). We expect that R1,877 million of undistributed earnings earned before 1 April 1993 of two dormant companies will be distributed without attracting STC of R209 million.

  Impairment of long-lived assets

        Property, plant and equipment and other non-current assets, including goodwill and other intangibles, are reviewed using economic valuations to calculate impairment losses whenever events or a change in circumstance indicate that the carrying amount may not be recoverable. In carrying out the economic valuations, an assessment is made of the future cash flows expected to be generated by these assets, taking into account current market conditions and the expected lives of our assets. The actual outcome can vary significantly from our forecasts, thereby affecting our assessment of future cash flows. Assets whose carrying values exceed their estimated recoverable amount, determined on an undiscounted basis, are written down to an amount determined using discounted net future cash flows expected to be generated by the asset. The expected future cash flows are discounted at a rate based on the inter-bank interest rate indices in the respective geographic locations in which our assets are held.

  Asset retirement obligations

        We have significant obligations to remove plant and equipment and rehabilitate land in areas in which we conduct operations upon termination of such operations. Removal and restoration obligations are primarily associated with our mining and petrochemical operations around the world. The estimated costs of dismantling and removing these facilities are accrued over the productive life of the asset. Estimating the future asset removal costs is complex and requires management to make estimates and judgments because most of the removal obligations will be fulfilled in the future and contracts and regulations often have vague descriptions of what constitutes removal. Future asset removal costs are also influenced by changing removal technologies, political, environmental, safety, business relations and statutory considerations. The actual liability for rehabilitation costs can vary significantly from our estimate and, as a result, the liabilities that we report can vary significantly if our assessment of these costs changes.

  Employee benefits

        We provide for our obligations and expenses for pension and provident funds as they apply to both defined contribution and defined benefit schemes, as well as post-retirement healthcare liabilities. The amount provided is determined based on a number of assumptions and in consultation with an independent actuary. These assumptions are described in Note 22 to our consolidated financial statements and include, among others, the discount rate, the expected long-term rate of return of plan assets, healthcare inflation costs and rates of increase in compensation costs. The nature of the assumptions is inherently long-term, and future experience may differ from these estimates. For example, a one percentage point increase in assumed healthcare cost trend rates would increase the total post-retirement benefit obligation by R479 million at 30 June 2002.

        Actual results that differ from management's assumptions are generally accumulated and charged over future periods. While management believes that the assumptions used are appropriate, significant changes in the assumptions may materially affect our pension and other post-retirement obligations and future expense.

  Amortization of mining assets

        We calculate amortization charges using the units of production method, which is based on our proven and probable reserves, not exceeding the estimated useful life of the mine. The lives of the mines are estimated by our geology department using interpretations of mineral reserves, as determined in accordance with Industry Guide 7 under the US Securities Act of 1933, as amended. The estimate of the total reserves of our mines could be materially different from the actual coal mined and from the actual usage of the mines due to changes in the factors used in determining the economic value of our mineral reserves, such as the coal price and foreign currency exchange rates. Any change in management's estimate of the total expected future lives of the mines would impact the amortization charge recorded in our consolidated financial statements, as well as our estimated asset retirement obligations as measured on the incremental method.

OUR RESULTS OF OPERATIONS FOR THE YEARS ENDED 30 JUNE 2002 AND 25 JUNE 2001

        The amounts below are stated under US GAAP.

Turnover

        Turnover consists of the following categories:

Category	2002	2001	Change
				Change
	(Rand in millions)			(%)
Sale of products	54,004	36,472	17,532	48
Services rendered	1,358	887	471	53
Commission and marketing	305	277	28	10

Total turnover	55,667	37,636	18,031	48
Sasol Chemie turnover(1)	(20,882)	(5,717)	(15,165)	265

Total turnover excluding Sasol Chemie	34,785	31,919	2,866	9

(1)
Sasol Chemie was consolidated for the entire year 2002, as opposed to four months in 2001.

        Turnover for 2002 was R55,667 million, an increase of R18,031 million or 48%, compared to R37,636 million for 2001. The primary factor which resulted in this increase is the acquisition of Sasol Chemie, effective 1 March 2001, which contributed a full year of operations in 2002, resulting in additional turnover of R15,165 million, as opposed to four months in 2001.

        Excluding Sasol Chemie, turnover in 2002 amounted to R34,785 million, an increase of R2,866 million or 9%, compared to R31,919 million in 2001. This increase of R2,866 million in turnover is mainly attributable to the depreciation of the Rand against the US dollar, resulting in a positive impact of R6,821 million, increases of R471 million in services rendered and R28 million in commissions and marketing income, partly offset by the negative impact of lower crude oil and chemical prices of R4,454 million.

        The average Rand to US dollar exchange rate of 10.20 in 2002 was 34% weaker than the average of 7.64 in 2001. The average crude oil price of US$23.24/bbl in 2002 was 18% lower than the average of US$28.38/bbl in 2001. Our US dollar refining margins in 2002 were also considerably lower than the exceptional levels of 2001.

        The basket of international prices for our key chemical products, including those for ammonia, polymers, ethylene, solvents, phenolics and waxes, declined by more than 20% during 2002. The impact of the lower oil and chemical prices was mitigated in respect of US dollar-linked products produced in South Africa by further depreciation of the Rand against the US dollar.

  Other operating income

        Other operating income in 2002 amounted to R1,221 million, which represents an increase of R627 million or 106%, compared to R594 million in 2001. The increase of R627 million is mainly attributable to insurance proceeds of R541 million received in connection with the Natref fire, which occurred in June 2001.

  Net foreign exchange gains

        Net foreign exchange gains for 2002 amounted to R620 million, which represents an increase of R431 million or 228%, compared to R189 million in 2001. The increase of R431 million is mainly attributable to the depreciation of the Rand against the US dollar.

Operating Costs and Expenses

        Operating costs and expenses consists of the following categories:

Category	2002	2001	Change
				Change
	(Rand in millions)			(%)
Cost of products sold	30,949	19,314	11,635	60
Cost of services rendered	569	468	101	22
Selling and distribution costs	4,296	2,108	2,188	104
Administrative expenses	4,265	2,658	1,607	60
Other operating expenses	3,205	3,641	(436)	(12)

Total operating costs and expenses	43,284	28,189	15,095	54
Sasol Chemie operating costs and expenses(1)	(20,014)	(5,638)	(14,376)	(255)

Operating costs and expenses excluding Sasol Chemie	23,270	22,551	719	3

(1)
Sasol Chemie was consolidated for the entire year 2002, as opposed to four months in 2001.

        Operating costs and expenses in 2002 was R43,284 million, an increase of R15,095 million or 54%, compared to R28,189 million in 2001. Excluding Sasol Chemie, operating costs and expenses increased by R719 million or 3%.

        Cost of products sold.    Cost of products sold in 2002 amounted to R30,949 million, an increase of R11,635 million or 60%, compared to R19,314 million in 2001. The acquisition of Sasol Chemie contributed R10,962 million to this increase. Excluding Sasol Chemie, the cost of products sold in 2002 was R15,530 million, or 5% higher than 2001, mainly due to an escalation of costs that was, however, lower than the increase in PPI for 2002 of 11%. Compared to turnover excluding Sasol Chemie, the cost of products sold was 44% in 2002 and 47% in 2001.

        Cost of services rendered.    Cost of services rendered in 2002 amounted to R569 million, an increase of R101 million or 22%, compared to the R468 million in 2001. This increase is mainly attributable to escalation of costs and R51 million insurance excess paid by Natref in 2002 due to the fire incident.

        Selling and distribution costs.    Selling and distribution costs in 2002 amounted to R4,296 million, an increase of R2,188 million or 104%, compared to R2,108 million in 2001. These costs comprise marketing and distribution of products as well as advertising, salaries and expenses of marketing personnel, logistic costs of freight, railage and customs and excise duty. Excluding Sasol Chemie, selling and distribution costs amounted to R1,874 million in 2002, compared to R1,498 million in 2001, an increase of R376 million or 25%. This increase is mainly attributable to escalation of costs and an increase in commissions paid. Compared to sales of products excluding Sasol Chemie, selling and distribution costs excluding Sasol Chemie represented 5% of product sales in both 2002 and 2001.

        Administrative expenses.    Administrative expenses in 2002 amounted to R4,265 million, an increase of R1,607 million or 60%, compared to R2,658 million in 2001. These costs comprise expenditure of personnel and administrative functions, including accounting, information technology, human resources, legal and administration, as well as pension, post-retirement healthcare and Sasol Share Incentive Scheme costs.

        Excluding Sasol Chemie, administrative expenses amounted to R2,302 million in 2002, compared to R2,164 million in 2001, an increase of R346 million or 18%. This increase is mainly attributable to the escalation of payroll costs due to a general salary increase to South African-based employees of 8%, an increase in stock compensation expense of R30 million due to reporting under APB 25 (accounting standard providing for a measurement basis for share options awarded to employees), an increase in post-retirement healthcare obligations of R9 million and an increase in pension liabilities of R28 million. Compared to sales of products excluding Sasol Chemie, administrative expenses excluding Sasol Chemie represented 7% of product sales in 2002, compared to 6% in 2001.

        Other operating expenses.    Other operating expenses in 2002 amounted to R3,205 million, a decrease of R436 million or 12%, compared to R3,641 million in 2001. Other operating expenses excluding impairments amounted to R3,014 million in 2002, a decrease of R39 million or 1%, compared to R3,053 million in 2001. Impairment of property, plant and equipment, intangible assets and investments for 2002 amounted to R191 million, compared to R588 million in 2001. Details are as follows:

Impairments

Item		2002	2001
	Segment
		(Rand in millions)
Waxy oil cleanup and reductants	Chemical Industries	20	—
Alcohol dehydration plant	Synfuels	24	—
Other smaller assets	Other businesses	6	—
Acrylonitrile plant	Chemical Industries	—	440
Interest capitalized(1)		5	57
Mining activities	Mining	—	26
Filter plant	Mining	—	30

Total property, plant and equipment		55	553
Congo Marine 6	Other (Sasol Petroleum International)	—	35

Total intangible assets		—	35
Sasol DHB Investment	Chemical Industries	136	—

Total investment		136	—

Total		191	588

(1)
Not allocated to business segments.

        The operation of the Acrylonitrile plant was suspended during 1999 after the world market price for the product dropped to a level where the plant was no longer considered economically viable. In 2001, our Board decided to decommission the plant following a continued downward trend in the South African fibers market. The Sasol DHB joint venture has under-performed, as a result of a downturn in regional mining and explosives industries. We wrote down our entire investment in the DHB joint venture in 2002.

Operating Profit

        Operating profit in 2002 amounted to R14,224 million, an increase of R3,994 million or 39%, compared to R10,230 million in 2001. This increase was partly attributable to a positive impact of R723 million, resulting from the consolidation of Sasol Chemie for a full year in 2002, as opposed to four months in 2001.

        Excluding Sasol Chemie, operating profit increased to R13,311 million in 2002, representing an increase of R3,272 million or 33%, from R10,039 million in 2001. The increase of R3,272 million was largely attributable to an increase in turnover of R2,866 million or 9%, an increase in other operating income of R591 million and an increase in net foreign exchange gains of R463 million or 242%, partly offset by an increase in operating costs and expenses of R719 million or 3%.

Other Income/(Expenses)

Category	2002		2001		Change
							Change
	(Rand in millions)						(%)
Dividends received	3		13		(10)		(77)
Interest income	226		215		11		5
Interest incurred		(836)		(487)		(349)	(72)
Interest capitalized		561		303		258	85

Finance costs	(275)		(184)		(91)		(49)

Net other (expenses)/income	(46)		44		(90)		—

        Net other income and expenses (dividends received plus interest income, less finance costs) in 2002 amounted to expenses of R46 million, compared to income of R44 million in 2001, a decrease in income of R90 million.

        Dividends received in 2002 amounted to R3 million, compared to R13 million in 2001.

        Interest income amounted to R226 million in 2002, an increase of R11 million or 5%, compared to R215 million in 2001. This increase is mainly attributable to translation differences on interest income from investments in foreign countries.

        Interest incurred in 2002 amounted to R836 million, of which R561 million was capitalized, compared to interest incurred of R487 million in 2001, of which R303 was capitalized. Accordingly, finance costs amounted to R275 million in 2002, an increase of R91 million or 49%, compared to finance costs of R184 million in 2001. The increase in interest incurred was mainly a result of incurring increased borrowings costs in connection with the financing of the Sasol Chemie acquisition for a full year in 2002, as opposed to four months in 2001. Capitalized interest increased due to increased investment in property plant and equipment in 2002.

Taxation

        Taxation in 2002 amounted to R4,723 million, an increase of R1,345 million or 40%, compared to R3,378 million in 2001. These amounts include a deferred tax benefit of R18 million in 2002 and a benefit of R505 million in 2001. The increase in taxation is broadly in line with the increase in net income before taxation. The effective tax rate was 33.3% in 2002 and 32.9% in 2001. The difference between the statutory tax rate of 30% and the effective tax rate results mainly from STC which is levied at a rate of 12.5%, differences in foreign tax rates, disallowed expenditure and exempt income for 2002.

Earnings of Equity Accounted Investees

        Earnings of equity accounted investees amounted to R35 million in 2002, a decrease of R21 million or 38%, compared to R56 million in 2001. This decrease is mainly attributable to higher losses incurred by some of our equity accounted investees.

Minority Interest

        Minority interest in 2002 amounted to R56 million, compared to R nil in 2001. In 2001 Naledi Petroleum Holdings (Pty) Ltd incurred a loss, which resulted in no minority interest, compared to realized profits resulting in a minority interest in 2002.

Earnings Attributable to Shareholders

        As a result of the factors discussed above, earnings attributable to shareholders in 2002 was R9,434 million, an increase of R2,482 million or 36%, compared to R6,952 million in 2001.

        Excluding Sasol Chemie, earnings attributable to shareholders in 2002 was R9,268 million, an increase of R2,309 million or 33%, compared to R6,959 million in 2001.

Segments Overview

        We manage our business on the basis of the following segments:

  •
  Mining;
  •
  Synfuels;
  •
  Chemical Industries, which includes Sasol Chemie;
  •
  Oil & Gas; and
  •
  Other.

        The following is a discussion of our segment results. Segmental performance is measured on a management basis. This approach is based on the way management organizes segments within our Group for making operating decisions and assessing performance. For more information on the reconciliation of segment turnover and operating profit to the corresponding amounts prepared under US GAAP, see below "Reconciliation of segment results to US GAAP" and Note 3 to our consolidated financial statements.

Turnover per segment

2002	Mining	Synfuels	Chemical Industries		Oil & Gas	Other	Total segments

	(Rand in millions, except for percentages)
External	1,239	12,620	41,340		6,085	294	61,578
% of external turnover	2%	20%	67%		10%	1%	100%
Inter-segment	3,651	3,959	1,046	(1)	121	637	9,414
% of inter-segment turnover	39%	42%	11%		1%	7%	100%

Aggregated turnover	4,890	16,579	42,386		6,206	931	70,992
Elimination							(9,414)

Group external turnover							61,578

2001	Mining	Synfuels	Chemical Industries		Oil & Gas	Other	Total segments

	(Rand, in millions, except for percentages)
External	784	12,257	21,145		7,078	25	41,289
% of external turnover	2%	30%	51%		17%	—	100%
Inter-segment	2,988	3,639	1,182	(1)	112	524	8,445
% of inter-segment turnover	35%	43%	14%		2%	6%	100%

Aggregated turnover	3,772	15,896	22,327		7,190	549	49,734
Elimination							(8,445)

Group external turnover							41,289

(1)
Excludes intra-segment turnover within Sasol Chemical Industries of R2,459 million in 2002 and R1,434 million in 2001.

        Our external turnover amounted to R61,578 million compared to R41,289 million in 2001, an increase of R20,289 million or 49%. Our inter-segment turnover amounted to R9,414 million in 2002, compared to R8,445 million in 2001, an increase of R969 million or 11%. On an aggregated basis, our external and inter-segment turnover together amounted to R70,992 million in 2002, compared to R49,734 million in 2001, an increase of R21,258 million or 43%. The percentage contribution of each segment, to the different categories of turnover, is shown in the table above.

        We believe that inter-segment sales and transfers were entered into under terms and conditions substantially similar to terms and conditions which would have been negotiated with an independent third party.

Operating profit per segment

	Mining	Synfuels	Chemical Industries	Oil & Gas	Other	Total segments

	(Rand in millions, except for percentages)
Operating Profit 2002	1,340	8,048	3,686	1,840	(19)	14,895
% of total group operating profit	9%	54%	25%	12%	—	100%
Operating Profit 2001	531	7,787	1,378	1,309	(232)	10,773
% of total group operating profit	5%	72%	13%	12%	(2% )	100%

        Group operating profit amounted to R14,895 million in 2002, compared to R10,773 million in 2001, an increase of R4,122 million or 38%. The percentage contribution of each segment, to operating profit, is shown in the table above.

Segment discussion

  Sasol Mining

Category	2002	2001	Change
				Change
	(Rand in millions)			(%)
Turnover
External	1,239	784	455	58
Inter-segment	3,651	2,988	663	22

Aggregated turnover	4,890	3,772	1,118	30
Operating costs and expenses(1)	3,550	3,241	(309)	(10)

Operating profit	1,340	531	809	152

(1)
Operating costs and expenses net of other income.

        Turnover.    External turnover amounted to R1,239 million in 2002 (25% of aggregated Mining turnover), compared to R784 million in 2001 (21% of aggregated Mining turnover), an increase of R455 million or 58%. Inter-segment turnover amounted to R3,651 million in 2002 (75% of aggregated Mining turnover), compared to R2,988 million in 2001 (79% of aggregated Mining turnover), an increase of R663 million or 22%. On an aggregated basis, our external and inter-segment turnover together amounted to R4,890 million in 2002, compared to R3,772 million in 2001, an increase of R1,118 million or 30%.

        The increase in external turnover in 2002 of R455 million or 58% was mainly attributable to the depreciation of the Rand against the US dollar, resulting in a positive effect of R348 million and higher export coal prices of R130 million, partially offset by lower sales volumes of R27 million. Volumes sold in 2002 were 3.5 Mt compared to 3.6 Mt in 2001, a decrease of 3%. The decrease in sales volumes was a result of a change in shipping schedules during 2002.

        The increase in inter-segment turnover in 2002 of R663 million or 22%, was mainly attributable to price increases of R309 million, due to annual contract price adjustments tracking increases in the PPI, and increases of R264 million, due to periodic contract price amendments to take into account trends in market prices. The increase was also attributable to volume increases of R90 million, due to higher consumption by Sasol Synfuels, a major user of our mining output. Inter-segment sales volumes of 47.1 Mt in 2002, were 1.4 Mt or 3% higher than respective volumes of 45.7 Mt in 2001. Sales to Sasol Synfuels were

40.8 Mt in 2002, compared to 39.3 Mt in 2001. All inter-segment sales are conducted at market-related prices. Inter-segment turnover is recognized on the same basis as external turnover.

        Sasol Mining aggregated turnover of R4,890 million in 2002 represents 7% (2001—8%) of our Group aggregated turnover of R70,992 million (2001—R49,734 million).

        Operating costs and expenses.    Operating cost and expenses of Sasol Mining amounted to R3,550 million in 2002, compared to R3,241 million in 2001, an increase of R309 million or 10%. The increase was mainly a result of a higher depreciation charge of R177 million and cost inflation of R121 million, or 4%.

        The renewal project which was initiated in 1998 has helped in containing operating costs. Since the initiation of the renewal project, per capita productivity has increased by a cumulative 25% (including a 5% increase in 2002). During the same period, cash mining costs per ton decreased by a cumulative 17% (including 2% for 2002). Cash mining costs are defined as total mining production costs less non-cash costs, mainly depreciation and movements in rehabilitation provisions. See "Item 4.B Business Overview—Sasol Mining."

        Operating profit.    Operating profit of Sasol Mining amounted to R1,340 million in 2002, compared to R531 million in 2001, an increase of R809 million or 152%. Operating margin increased from 14% in 2001, to 27% in 2002. These increases were due to greater increases in turnover compared to operating costs and expenses, mainly due to the depreciation of the Rand against the US dollar, significantly higher international export coal prices and cost containment measures.

        Sasol Mining operating profit represents 9% of our Group operating profit in 2002, compared to 5% in 2001.

  Sasol Synfuels

Category	2002	2001	Change
				Change
	(Rand in millions)			(%)
Turnover
External	12,620	12,257	363	3
Inter-segment	3,959	3,639	320	9

Aggregated turnover	16,579	15,896	683	4
Operating costs and expenses(1)	8,531	8,109	(422)	(5)

Operating profit	8,048	7,787	261	3

(1)
Operating costs and expenses net of other income.

        Turnover.    External turnover amounted to R12,620 million in 2002 (76% of aggregated Synfuels turnover), compared to R12,257 million in 2001 (77% of aggregated Synfuels turnover), an increase of R363 million or 3%. Inter-segment turnover amounted to R3,959 million in 2002 (24% of aggregated Synfuels turnover), compared to R3,639 million in 2001 (23% of aggregated Synfuels turnover), an increase of R320 million or 9%. On an aggregated basis, our external and inter-segment turnover together amounted to R16,579 million in 2002, compared to R15,896 million in 2001, an increase of R683 million or 4%.

        The increase in Synfuels aggregated turnover of R683 million was mainly due to the depreciation of the Rand against the US dollar resulting in a positive effect of R3,837 million, and to volume increases of R66 million and price increases in various non-oil-related products, mainly waxy oils, of R105 million. This increase was partially offset by the negative impact of a decrease in oil prices (which affects the derived oil price on which Synfuels' fuel product prices are based) of R3,031 million. During 2002, the derived crude oil price averaged about US$20.82 a barrel, representing a 21% decrease from an average US$26.41 a barrel in 2001.

        The increase in external turnover in 2002 of R363 million or 3% is mainly attributable to the depreciation of the Rand against the US dollar, resulting in a positive effect of R2,893 million and other smaller price variances of R29 million, partly offset by the negative effect of lower crude oil prices of R2,332 million and lower sales volumes of R227 million. Sales volumes in 2002 were lower than in 2001 mainly as a result of exceptionally high sales in 2001, when the operation of the Natref refinery was suspended as a result of the fire and we partly replaced sales of crude oil liquid fuels with sales of synfuels.

        The increase in inter-segment turnover for 2002 of R320 million or 9% is mainly attributable to the depreciation of the Rand against the US dollar, resulting in a positive effect of R944 million, increased sales volumes of R293 million and other smaller price variances of R76 million, partly offset by lower crude oil prices, resulting in a negative effect of R699 million and inter-segment recoveries of R294 million. Turnover volumes in 2002 increased from the low levels of 2001 which resulted from lower chemical sales to Sasol Polymers in 2001, due to a fire at a Sasol Polymers plant.

        Intersegment turnover of chemical feedstreams, which is priced at the fuel alternative value of Sasol Synfuels, is recognized when the risks and rewards of ownership are transferred to the receiving segment.

        Sasol Synfuels aggregated turnover of R16,579 million in 2002 represents 23% (2001—32%) of our Group aggregated turnover of R70,992 million (2001—R49,734 million).

        Operating costs and expenses.    Operating costs and expenses of Sasol Synfuels amounted to R8,531 million in 2002, compared to R8,109 million in 2001, an increase of R422 million or 5%. This small increase of 5% (below the PPI movement of 11%) is attributable to the increase of cash cost per ton being contained through continuous focus on improvement. Yields and plant integrity were significantly improved by reducing product flaring. Furthermore, Project Champion, a business optimization process initiated in 2001, resulted in information management and productivity improvements helping to contain operating costs. For further information concerning Project Champion see "Item 4.B Business Overview—Sasol Synfuels".

        Operating profit.    Operating profit of Sasol Synfuels amounted to R8,048 million in 2002, compared to R7,787 million, an increase of R261 million or 3%. The operating margin of approximately 49% in 2002 was the same as for 2001. The operating margin is relatively high, due to Sasol Synfuels' low cost base.

        Sasol Synfuels operating profit represents 54% of our Group operating profits for 2002, compared to 72% in 2001.

  Sasol Chemical Industries (SCI), including Sasol Chemie

Category	2002		2001	Change	Change

	(Rand in millions)				(%)
Turnover
External	41,340		21,145	20,195	96
Inter-segment	3,505	(1)	2,616	889	34

Aggregated turnover	44,845	(2)	23,761	21,084	89
Operating costs and expenses(3)	41,159		22,383	(18,776)	84

Operating profit	3,686		1,378	2,308	167

(1)
Includes intra-segment turnover within SCI of R2,459 million (2001—R1,434 million).
(2)
Excluding intra-segment turnover within SCI set out in Note 1 above, the aggregate external and inter-segment turnover of SCI is R42,386 million (2001—R22,327 million).
(3)
Operating costs and expenses net of other income.

        The following descriptions of the financial results of SCI include separate reporting of Sasol Chemie in order to describe the impact of the acquisition of the total chemical business of RWE-DEA effective 1 March 2001. Sasol Chemie is composed mainly of solvents and olefins and surfactants businesses.

        Turnover.    External turnover amounted to R41,340 million in 2002 (92% of aggregated SCI turnover), compared to R21,145 million in 2001 (89% of aggregated SCI turnover), an increase of R20,195 million or 96%. Inter-segment turnover amounted to R3,505 million in 2002 (8% of aggregated SCI turnover), compared to R2,616 million in 2001 (11% of aggregated SCI turnover), an increase of R899 million or 34%. On an aggregated basis, our external and inter-segment turnover together amounted to R44,845 million in 2002, compared to R23,761 million in 2001, an increase of R21,084 million or 89%. Of this increase, R4,361 million or 21% can be attributed to the SCI business excluding Sasol Chemie and R16,723 million or 79% to the results of Sasol Chemie being consolidated for a full year, as opposed to four months in 2001. For more information on Sasol Chemie's results see below "—Divisions' results".

        The increase of R4,361 million in SCI aggregated turnover, excluding Sasol Chemie, was due to the depreciation of the Rand against the US dollar resulting in a positive effect of R3,323 million, higher sales volumes of R744 million, resulting from the introduction of new production capacity to meet existing market demands and the effect of R825 million, resulting from the additional 33% interest acquired in Schümann Sasol (renamed Sasol Wax), effective 1 January 2002 (performance measured on a management basis), partly offset by a decline in chemical prices resulting in a negative effect of R531 million.

        The increase in external turnover in 2002, excluding Sasol Chemie was R3,783 million. This increase was due to higher sales volumes of R393 million, resulting from the introduction of new production capacity to meet existing market demands, the depreciation of the Rand against the US dollar resulting in a positive effect of R3,046 million and the additional 33% interest acquired in Sasol Wax of R825 million, partly offset by lower chemical prices resulting in a negative effect of R481 million.

        The increase in inter-segment turnover excluding Sasol Chemie, was R578 million, due to higher volumes as a result of meeting market demand of R351 million and the depreciation of the Rand against the US dollar resulting in a positive effect of R277 million, partly offset by the decline in chemical prices resulting in a decrease of R50 million.

        SCI aggregated turnover of R42,386 million in 2002 represents 60% (2001—45%) of our Group aggregated turnover of R70,992 million (2001—R49,734 million).

        Sasol Chemical Industries comprise Sasol Chemie, Olefins & Surfactants (South Africa), Polymers and Solvents (South Africa). These are complemented by South African-based Sasol Nitro, which includes Ammonia, Explosives and Agri, our Carbo-Tar division and our international businesses, Merisol and Sasol Wax.

        Turnover per division was as follows:

	2002		2001
Division	Division turnover	% of SCI turnover	Division turnover	% of SCI turnover
	(Rand in millions)		(Rand in millions)
Sasol Chemie	22,850	51%	6,127	26%
Olefins & Surfactants (South Africa)	1,431	3%	1,305	5%
Polymers	5,695	13%	4,944	21%
Solvents (South Africa)	3,434	8%	2,430	10%
Sasol Nitro	4,360	10%	3,687	16%
Other chemicals(1)	7,075	15%	5,268	22%

Total	44,845	100%	23,761	100%

(1)
Other chemicals include Carbo-Tar, Merisol and Sasol Wax.

        Operating cost and expenses.    Operating costs and expenses of SCI amounted to R41,159 million in 2002, compared to R22,383 million in 2001, an increase of R18,776 million or 84%. This increase was mainly due to the effect of increased sales volumes of R402 million, as a result of meeting market demand, as well as the depreciation of the Rand against the US dollar, resulting in a positive effect of R2,359 million. The lower oil price had a positive effect on feedstock prices of R87 million. Sasol Chemie operating costs and expenses amounted to R21,893 million in 2002, compared to R5,923 million in 2001, an increase of R15,970 million or 270%. This increase is mainly attributable to Sasol Chemie being consolidated for a full year, as opposed to four months in 2001.

        Operating costs and expenses per division is as follows:

	2002		2001
Division	Division operating costs and expenses	% of SCI operating costs and expenses	Division operating costs and expenses	% of SCI operating costs and expenses
	(Rand in millions)		(Rand in millions)
Sasol Chemie	21,893	53%	5,923	26%
Olefins & Surfactants (South Africa)	1,088	3%	1,008	5%
Polymers	4,773	12%	4,402	20%
Solvents (South Africa)	2,733	7%	2,081	9%
Sasol Nitro	4,001	10%	3,477	16%
Other chemicals(1)	6,671	15%	5,492	24%

Total	41,159	100%	22,383	100%

(1)
Other chemicals include Carbo-Tar, Merisol and Sasol Wax.

        Operating profit.    Operating profits of SCI amounted to R3,686 million in 2002, compared to R1,378 million in 2001, an increase of R2,308 million or 167%. Sasol Chemie contributed operating profits of R957 million for the full year 2002, compared to R204 million for four months in 2001.

        Excluding Sasol Chemie, operating profits amounted to R2,729 million in 2002, compared to R1,174 million in 2001, an increase of R1,555 million or 132%. The increase in operating profit of R1,555 million is mainly attributable to the additional 33% interest acquired in Sasol Wax, the depreciation of the Rand against the US dollar, lower feedstock prices, mainly due to lower crude oil prices (see above "—Sasol Synfuels") and market stability, despite a decline in chemical prices.

        The operating margin including Sasol Chemie was 8% in 2002 and 6% in 2001. The operating margin excluding Sasol Chemie amounted to 12% in 2002 and 7% in 2001. This increase is mainly due to the depreciation of the Rand against the US dollar.

        SCI operating profit represents 25% of our Group operating profit for 2002, compared to 13% in 2001.

        Operating profit per division is as follows:

	2002		2001
Division	Division operating profit	% of SCI operating profit	Division operating profit	% of SCI operating profit
	(Rand in millions)		(Rand in millions)
Sasol Chemie	957	26%	204	15%
Olefins & Surfactants (South Africa)	343	9%	297	22%
Polymers	922	25%	542	39%
Solvents (South Africa)	701	19%	349	25%
Sasol Nitro	359	10%	210	15%
Other chemicals(1)	404	11%	(224)	(16%	)

Total	3,686	100%	1,378	100%

(1)
Other chemicals include Carbo-Tar, Merisol and Sasol Wax.

        Divisions' results.    Sasol Chemie turnover amounted to R22,850 million in 2002, compared to R6,127 million in 2001, an increase of R16,723 million. During 2001, Sasol Chemie was consolidated for four months, while during 2002, Sasol Chemie was consolidated for the full financial year. Turnover in the last four months of 2002 (March to June) amounted to R7,981 million, compared to R6,127 million in the respective period in 2001, an increase of R1,853 million or 30%. The increase in turnover was due to sales volumes increases to meet market demand. Operating profit amounted to R957 million in 2002, compared to R204 million in four months in 2001, an increase of R753 million. Operating profit in the last four months of 2002 (March to June) amounted to R151 million, compared to R204 million in the respective period in 2001, a decrease of R53 million or 26%. The decrease in operating profit is mainly attributable to an increase in goodwill amortization and an increase in depreciation in 2002.

        Sasol Olefins & Surfactants (South Africa) turnover amounted to R1,431 million in 2002, compared to R1,305 million in 2001, an increase of R126 million or 10%. The increase in turnover was due to the effect of the depreciation of the Rand against the US dollar, resulting in a positive effect of R352 million, partly offset by sales volumes decreases of R10 million and lower product prices of R216 million. The slowdown in world economy growth continues to exert pressure on this division, both in terms of volume demand and product prices. Operating profit amounted to R343 million in 2002, compared to R297 million in 2001, an increase of R46 million or 15%. The increase in operating profit is mainly attributable to the depreciation of the Rand against the US dollar.

        Sasol Polymers turnover amounted to R5,695 million in 2002, compared to R4,944 million in 2001, an increase of R751 million or 15%. The increase in turnover was mainly attributable to the depreciation of the Rand against the US dollar, resulting in a positive effect of R363 million and a 4% increase in sales volumes resulting in an increase of R432 million, slightly offset by the weakening of US dollar-linked product prices prevailing for most of the year, resulting in a decrease of R44 million. Operating profit amounted to R922 million, in 2002, compared to R542 million in 2001, an increase of R380 million or 70%. This increase is mainly attributable to lower feedstock prices, due to lower crude oil prices (see above, "—Sasol Synfuels").

        Sasol Solvents (South Africa) turnover amounted to R3,434 million in 2002, compared to R2,430 million in 2001, an increase of R1,004 million or 41%. The increase in turnover was due to the depreciation of the Rand against the US dollar, resulting in a positive effect of R842 million and sales of new South African production volumes of R278 million, offset by lower solvents prices (especially for ketone products) of R116 million. Operating profit amounted to R701 million in 2002, compared to R349 million in 2001, an increase of R352 million or 101%. This increase was mainly attributable to higher turnover volumes, lower feedstock prices, due to lower crude oil prices (see above, "—Sasol Synfuels"), and a favorable Rand to US dollar exchange rate variance.

        Turnover for Sasol Nitro (Ammonia, Agri and Explosives) amounted to R4,360 million in 2002, compared to R3,687 million in 2001, an increase of R673 million or 18%. Operating profit amounted to R359 million in 2002, compared to R210 million in 2001, an increase of R149 million or 71%. This increase is mainly attributable to increased product sales in Sasol Agri, mainly due to increased export sales, and the positive effect of the depreciation of the Rand against the US dollar, partly offset by lower product sales prices at Sasol Agri.

        Sasol Ammonia turnover amounted to R663 million in 2002, compared to R610 million in 2001, an increase of R53 million or 9%. The increase in turnover was mainly due to the depreciation of the Rand against the US dollar, resulting in a positive effect of R143 million, and volume increases of R34 million, offset by R134 million due to lower international ammonia prices.

        Sasol Agri turnover amounted to R2,297 million in 2002, compared to R1,902 million in 2001, an increase of R395 million or 21%. The increase in turnover was due to the depreciation of the Rand against the US dollar, resulting in a positive effect of R465 million, and sales volume increases as a result of increased export sales.

        Sasol Explosives turnover amounted to R1,400 million in 2002, compared to R1,175 million in 2001, an increase of R225 million or 19%. The increase in turnover was mainly due to significantly higher export volumes and to the depreciation of the Rand against the US dollar, resulting in a positive effect of R160 million.

  Sasol Oil & Gas

Category	2002	2001	Change	Change

	(Rand in millions)			(%)
Turnover
External	6,085	7,078	(993)	(14)
Inter-segment	121	112	9	8

Aggregated turnover	6,206	7,190	(984)	(13)
Operating costs and expenses(1)	4,366	5,881	1,515	26

Operating profit	1,840	1,309	531	47

(1)
Operating costs and expenses net of other income.

        Turnover.    External turnover amounted to R6,085 million in 2002 (98% of aggregated Oil and Gas turnover), compared to R7,078 million in 2001 (98% of aggregated Oil and Gas turnover), a decrease of R993 million or 14%. Inter-segment turnover amounted to R121 million in 2002 (2% of aggregated Oil and Gas turnover), compared to R112 million in 2001 (2% of aggregated Oil and Gas turnover), an increase of R9 million or 8%. On an aggregated basis, external and inter-segment turnover together amounted to R6,206 million in 2002, compared to R7,190 million in 2001, a decrease of R984 million or 13%.

        The decrease in external turnover for 2002 of R993 million or 14% is mainly attributable to lower sales volumes, due to the Natref fire, resulting in a decrease of R1,860 million and lower crude oil prices, resulting in a decrease of R934 million, partially offset by the depreciation of the Rand against the US dollar, which resulted in a positive effect of R1,427 million and higher turnover volumes for the business of R316 million.

        The increase in inter-segment turnover for 2002 of R9 million or 8% is mainly attributable to sales volume increases.

        Sasol Oil and Gas aggregated turnover of R6,206 million in 2002 represents 9% (2001—14%) of our Group total aggregated turnover of R70,992 million (2001—R49,734 million).

        Operating costs and expenses.    Operating costs and expenses of Sasol Oil and Gas amounted to R4,366 million in 2002, compared to R5,881 million in 2001, a decrease of R1,515 million or 26%. The decrease was attributable mainly to the Natref refinery fire of June 2001 which resulted in reduced crude oil purchases. The insurance proceeds from the Natref refinery fire of R541 million, net of the excess payment of R51 million, fully compensated for volumes lost and were included as part of other operating income, which decreased operating costs and expenses. Sasol Gas operating expenses decreased by 8% to R838 million mainly because of the decrease in the cost of gas of R49 million.

        Operating profit.    Operating profit of Sasol Oil and Gas amounted to R1,840 million in 2002, compared to R1,309 million in 2001, an increase of R531 million or 41%. Operating margin increased from 18% in 2001, to 30% in 2002. These net increases were mainly due to the positive effects of the depreciation of the Rand against the US dollar, as well as firmer gas prices and higher gas sales volumes in the region of KwazuluNatal. The positive effects were partially offset by lower US dollar refining margins and lower crude oil prices. Operating margin in 2002 was positively impacted by lower turnover, due to the Natref refinery fire, combined with the receipt of the net insurance proceeds of R541 million from the Natref refinery fire, included in other operating income.

        Sasol Oil and Gas operating profit represents 12% of our Group operating profit in both 2002 and 2001.

  Other Businesses

Category	2002	2001	Change	Change

	(Rand in millions)			(%)
Turnover
External	294	25	269	1076
Inter-segment	637	524	113	22

Aggregated turnover	931	549	382	70
Operating costs and expenses(1)	950	781	(169)	(22)

Operating losses	(19)	(232)	213	92

(1)
Operating costs and expenses net of other income.

        Other segment businesses include Sasol Financing, Sasol Technology, Sasol Synfuels International and Sasol Petroleum International. In 2002, the operating loss for these businesses amounted to R19 million, compared to R232 million in 2001. The 2001 operating loss includes a R34 million charge for impairment of assets.

        Sasol Financing provides financial and treasury services and acts as our in-house bank. Operating profit amounted to R186 million in 2002, compared to R74 in 2001, an increase of R112 million or 151%. This increase is mainly attributable to translation gains, as a result of the depreciation of the Rand against the US dollar.

        Sasol Technology acts as our Group technology partner in the fields of research and development, technology and innovation, engineering and project management. Operating profit amounted to R180 million in 2002, compared to R15 million in 2001, an increase of R165 million. This increase is mainly a result of a license fee of R150 million received from the Qatar GTL project.

        Sasol Petroleum International develops and manages our Group international interests in oil and gas exploration and production. Turnover of Sasol Petroleum International decreased to R1 million in 2002 from R16 million in 2001. Operating loss amounted to R317 million in 2002, compared to R231 in 2001, a decrease of R86 million or 37%, due to increased activity in exploration and production.

        Sasol Synfuels International develops and implements international ventures based on our SPD process technology. Operating loss amounted to R68 million in 2002, compared to R76 million in 2001, a decrease of R8 million or 11%.

Reconciliation of Segment Results to US GAAP

        Our segment performance is measured on a management basis, which differs from our consolidated income statements prepared under US GAAP. The significant differences between US GAAP and segment results, as they affect turnover (external) and operating profit are discussed below. A reconciliation between segment results and US GAAP is set out in Note 3 to our consolidated financial statements.

        The results of our reporting segments were as follows:

	30 June 2002		25 June 2001
	Turnover (external)	Operating profit	Turnover (external)	Operating profit

	(Rand in millions)
Sasol Mining	1,239	1,340	784	531
Sasol Synfuels	12,620	8,048	12,257	7,787
Sasol Oil and Gas	6,085	1,840	7,078	1,309
Sasol Chemical Industries	41,340	3,686	21,145	1,378
Other Group companies	294	(19)	25	(232)

Group	61,578	14,895	41,289	10,773
Reconciliation of segment results to our consolidated income statements:
Adjustments:
Depreciation of interest capitalized	—	(111)	—	(99)
Post-retirement healthcare	—	(145)	—	(179)
Research and development expensed	—	(21)	—	(127)
Derivatives	—	(190)	—	4
Foreign currency translation	—	311	—	60
Impairment	—	(47)	—	117
Provision for guarantee repayable	—	(205)	—	—
Revenue recognition	(1,867)	25	(429)	(24)
Reversal of proportionate consolidation	(2,288)	(145)	(3,371)	(239)
Business combinations	(2,131)	(108)	—	—
Other(1)	375	(35)	147	(56)

Results per consolidated income statements	55,667	14,224	37,636	10,230

(1)
Other contains non-significant adjustments related to the consolidation of entities, capitalization of finance leases, business combinations, depreciation methods and pensions.

        Turnover.    Segment turnover (external) in 2002 was R61,578 million (2001—R41,289 million), compared to US GAAP turnover of R55,667 million (2001—R37,636 million), a difference of R5,911 million (2001—R3,653 million). This difference comprises the following:

  •
  Decrease of R1,867 million (2001—R429 million) in our Chemical Industries segment mainly due to the presentation of return stream revenue contracts on a net basis for Sasol Chemie under US GAAP. These contracts are presented on a gross basis for management reporting purposes.

  •
  Decrease of R2,288 million (2001—R3,371 million) due to the reversal of the proportionate consolidation method used for management reporting purposes. This primarily affects our Chemical Industries segment; however it also affects other segments, including Oil and Gas and Mining. We apply equity accounting for US GAAP purposes.

  •
  Decrease of R2,131 million (2001—Rnil) in our Chemical Industries segment mainly due to the consolidation of Sasol Wax with effect from 1 January 2002 for management reporting purposes. Under US GAAP, Sasol Wax is consolidated in our Group results from 1 July 2002 onwards.

  •
  Net increase of R375 million (2001—R147 million), resulting mainly from an increase of R429 million (2001—R207 million) due to the consolidation of certain entities in our Oil and Gas segment under US GAAP, offset by a decrease of R54 million (2001—decrease of R60 million) in our Chemical Industries segments due to other non-significant adjustments required under US GAAP.

        Operating profit.    Segment operating profit in 2002 was R14,895 million (2001—R10,773 million), compared to US GAAP operating profit of R14,224 million (2001—R10,230 million), a difference of R671 million (2001—R543 million). This difference comprises the following:

  •
  Decrease of R111 million (2001—R99 million) due to depreciation charged on the interest capitalized for US GAAP purposes. US GAAP requires that interest be capitalized on qualifying assets. No interest is capitalized for management reporting purposes.

  •
  Decrease of R145 million (2001—R179 million) due to the measurement of post-retirement healthcare obligations under US GAAP.

  •
  Decrease of R21 million (2001—R127 million) due to the expensing of development costs under US GAAP. US GAAP requires that research and development costs be expensed as incurred. Certain development costs are capitalized for management reporting purposes.

  •
  Decrease of R190 million (2001—increase of R4 million) due to the reversal of hedge accounting as some of our derivative contracts in each of our business segments do not meet the strict criteria set for achieving hedge accounting under US GAAP.

  •
  Increase of R311 million (2001—R60 million), as a result of foreign currency translation gains on foreign operations, treated as a foreign entity for management reporting purposes.

  •
  Decrease of R47 million (2001—increase of R117 million) due to the recording of an impairment of our entire investment in Sasol DHB under US GAAP, which is reported in our Chemical Industries segment. Impairment charges of R117 million recorded for management reporting purposes in 2001 did not qualify for recognition under US GAAP.

  •
  Decrease of R205 million (2001—R nil) in our Chemical Industries segment, representing a provision for a guarantee relating to our investment in Sasol DHB.

  •
  Increase of R25 million (2001—decrease of R24 million) in our Chemical Industries segment due to the timing of the recognition of revenue and the associated costs under US GAAP.

  •
  Decrease of R145 million (2001—R239 million) due to the reversal of the proportionate consolidation method used for management reporting purposes. This primarily affects our Chemical Industries segment; other segments affected include Oil and Gas and Mining. We apply equity accounting for US GAAP purposes.

  •
  Decrease of R108 million in 2002 (2001—R nil) in our Chemical Industries segment due to the consolidation of Sasol Wax with effect from 1 January 2002 for management reporting purposes. Under US GAAP Sasol Wax is consolidated in our Group results from 1 July 2002 onwards.

  •
  Other decrease of R35 million (2001—decrease of R56 million) relating to various non-significant adjustments that affect some of our segments.

Recent Accounting Pronouncements

        In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 141—Business Combinations and SFAS 142—Goodwill and Other Intangible Assets. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated or completed after 30 June 2001. SFAS 141 specifies criteria that intangible assets acquired in a purchase method business combination must meet, in order to be recognized and reported apart from goodwill. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 144. We adopted the provisions of SFAS 141 for all business combinations after 30 June 2001 and are required to adopt SFAS 142 with effect from 1 July 2002.

        For the year ended 30 June 2002, goodwill and intangible assets determined to have an indefinite useful life acquired in a purchase business combination completed after 30 June 2001 were not amortized, but continued to be evaluated for impairment in accordance with Accounting Principles Board Opinion ("APB") 17—Intangible Assets; goodwill and intangible assets acquired in business combinations completed before 1 July 2001 continued to be amortized and tested for impairment in accordance with APB 17.

        SFAS 141 will require, upon adoption of SFAS 142, that we evaluate our existing intangible assets and goodwill that were acquired in prior purchase business combinations and make any necessary reclassifications in order to conform with the new criteria in SFAS 141 for recognition apart from goodwill. Upon adoption of SFAS 142, we will be required to reassess the useful lives and residual values of all intangible assets acquired and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, we will be required to test the intangible asset for impairment in accordance with the provisions of SFAS 142 within the first interim period.

        Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

        SFAS 142 will also require the Group to perform an assessment of whether there is an indication that goodwill (and goodwill of equity accounted investees) is impaired at the date of adoption. To accomplish this, we must identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. We will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, an indication exists that the reporting unit goodwill may be impaired and we must perform the second step of the transitional impairment test. In the second step, we must compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which would be measured as of the date of adoption. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS 141. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in our statement of income.

        As of the date of adoption on 1 July 2002, we had unamortized goodwill in the amount of R46 million and unamortized identifiable intangible assets in the amount of R1,678 million, both of which will be subject to the transition provisions of SFAS 141 and SFAS 142. Amortization expense related to goodwill was R nil (2001—R1 million). Currently, we are in the process of finalising our transitional impairment analysis under SFAS 142, in which we have identified that approximately R22 million of the goodwill balance of R46 million relates to a customer base and this amount will be reclassified as a finite-lived other intangible asset upon transition. We do not believe that any transitional impairment charge will be recorded on the remaining R24 million of goodwill.

        SFAS 143, Accounting for Asset Retirement Obligations, provides authoritative guidance for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if estimable, concurrent with an increase in the related asset's carrying value. The increase in the related asset's carrying value is amortized to income over its useful life. The discount associated with the liability is accreted into income over the related asset's useful life. We shall recognize the cumulative effect of adoption of this standard as a change in accounting principle, equal to the difference between the retirement obligation accrued prior to adoption and the retirement obligation subsequent to adoption. SFAS 143 is effective for the Group with effect from 1 July 2002 and we are currently assessing the effect of adopting this standard.

        In April 2002, the FASB issued SFAS 145—Rescission of FASB Statements Numbers 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting of certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements.

        The provisions of SFAS 145, Rescission of SFAS 4, 44, 64 and amendment to SFAS 13 and 64, related to the rescission of SFAS 4 shall be applied by us in our fiscal year beginning on 1 July 2002. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB 30 for classification as an extraordinary item shall be reclassified. In addition, the statement requires sales-leaseback accounting for certain lease modifications that have economic effects that are similar to sales-leaseback transactions. There are numerous other modifications to existing authoritative guidance under this standard. SFAS 145 will be effective for the year ending 30 June 2003; however, early adoption is encouraged. SFAS 145 is not expected to have a material impact on our financial results.

        SFAS 146, Accounting for Cost Associated with Exit or Disposal Activities, addresses financial accounting and reporting for costs associated with exit or disposal activities and replaces Emerging Issues Task Force ("EITF") Issue 94-3—Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs incurred in a Restructuring). This standard will require companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 is effective for exit or disposal activities that are initiated after 31 December 2002, however early application is encouraged. SFAS 146 is applied prospectively upon adoption and is not expected to have a material impact on our financial results.

5.B    Liquidity and Capital Resources

Liquidity

        Management believes that, with respect to our current operations, cash on hand and funds from operations, together with our existing borrowing facilities, will be sufficient to cover our reasonably foreseeable working capital and debt requirements. We finance our capital expenditure from funds generated out of our business operations, existing borrowing facilities and, in some cases, additional borrowing to fund specific projects.

        The following table provides a summary of our cash flows for each of the two years ended 25 June 2001 and 30 June 2002.

Summary of Cash Flows

	2002	2001
	(Rand in millions)

Net cash provided by operating activities	12,721	9,491
Net cash utilized in investing activities	(9,301)	(12,978)
Net cash (utilized by)/generated from financing activities	(4,042)	4,301

  Operating activities

        Net cash provided by operating activities was R12,721 million in 2002, an increase of R3,230 million or 33%, compared to the net cash provided by operating activities of R9,491 million in 2001.

        Earnings attributable to shareholders in 2002 was R9,434 million, an increase of R2,482 million or 36%, compared to earnings attributable to shareholders of R6,952 million in 2001. The increase in earnings attributable to shareholders in 2002 was mainly due to the inclusion of Sasol Chemie for the full year as opposed to four months in the prior year, increased Rand selling prices of goods and improved sales volumes. For a detailed discussion of our earnings attributable to shareholders, see "Item 5.A Operating results".

        Significant non-cash items in 2002 that impacted operating activities include increased depreciation and amortization of R3,930 million, compared to R2,415 million in 2001. The increase is attributable to the inclusion of Sasol Chemie for the full year in 2002 and our on-going investments in capital projects. Other significant movements in non-cash items in 2002 include an increase in our long-term obligations, net of the current portion, of R995 million, an increase in our pension liability and prepaid pension assets of R212 million, asset impairment charges of R191 million and a provision for repayment of a guarantee of R205 million. Other significant movements in non-cash items in 2001 include asset impairment charges of R588 million, movements in our provision for doubtful accounts of R224 million and an increase in our long-term obligations, net of the current portion, of R339 million.

        Significant changes in operating assets and liabilities, net of acquisitions, included a reduction in trade and other receivables of R1,372 million, a decrease in trade payables, accrued expenses and other obligations of R1,197 and cash utilized to settle long term obligations of R1,182 million. In 2001, trade and other receivables and trade payables accrued expenses and other obligations increased by R1,922 million and R2,104 million, respectively.

  Investing activities

        Net cash utilized in investing activities was R9,301 million in 2002, representing decreased utilization of R3,677 million or 28%, compared to cash utilized in investing activities of R12,978 million in 2001.

        Investment in property, plant and equipment was R7,247 million in 2002, compared to R3,156 million in 2001, an increase which was mainly attributable to increased investment in the construction of chemical plants, including a detergent range alcohols plant, an ethyl acetates and acrylic acid and acrylates plant, the Mozambique natural gas pipeline and enhancements to existing facilities. In addition, in 2002 we invested R511 million in intangible assets, R763 million in equity accounted investees (GTL projects in Nigeria and Qatar and the polyethylene plant in Malaysia) and R400 million in marketable securities and other investments. The higher amount of R12,978 million in 2001 was mainly due to the acquisition of Sasol Chemie and other smaller acquisitions of R8,242 million.

  Financing activities

        Net cash utilized by financing activities was R4,042 million in 2002, compared to cash generated by financing activities of R4,301 million in 2001.

        The net cash utilized by financing activities in 2002 of R4,042 million was mainly due to the repayment of debt of R807 million, the payment of dividends of R2,324 million and the repurchase of treasury stock under our share repurchase program of R1,020 million, partly offset by other smaller inflows of R120 million, comprising proceeds from share options exercised of R76 million and an increase in our bank overdraft of R44 million.

        The net cash generated by financing activities in 2001 of R4,301 million was mainly due to the debt of R6,962 million that we raised partly to finance our acquisition of Sasol Chemie and other smaller inflows totaling R157 million, reduced by the repurchase of treasury stock of R1,119 million and the payment of dividends of R1,655 million.

Capital Resources

        Long-term debt.    At 30 June 2002 we had total long-term debt of approximately R7,093 million (including R1,669 million of short-term portion of long-term debt), compared to long-term debt of approximately R5,277 million (including R387 million of short-term portion of long-term debt) at 25 June 2001. For further information regarding our long-term debt, refer to Note 19 to our consolidated financial statements.

        Short-term debt.    At 30 June 2002 we had total short-term debt (including short-term portion of long-term debt) of approximately R3,935 million compared to total short-term debt (including short-term portion of long-term debt) of R3,020 million at 25 June 2001. For further information regarding our short-term debt refer to Note 17 to our consolidated financial statements.

        On 28 February 2001 we used long-term debt of R5.3 billion to fund the acquisition of Sasol Chemie. In addition, we assumed R476 million in long-term debt in connection with the acquisition.

        Our major funding facilities at 30 June 2002 are set out below.

Debt Facilities Overview

	Tenor		Facility and currency	Utilization
			(in millions)	(Rand in millions)
Sasol Financing(1)
Commercial banking facilities	Short-term		Rand 5,572	1,635
Domestic medium term note (SFL 1)(2)	Short-term		Rand 2,000	895
Commercial paper program	Short-term		Rand 4,000	223
Revolving credit facility (syndicated)	Short-term	(3)	US$260	257
Sasol Chemie (syndicated)(4)
Asset based finance (Germany/Italy)	Long-term		euro 289	2,941
Asset based finance (USA)	Long-term		US$148	1,519
Revolving credit facility	Long-term		euro 126	148

(1)
Guaranteed by Sasol Limited.
(2)
A three-year bond repayable on 30 June 2003 (SFL 1).
(3)
Three-year facility which is expiring in November 2003.
(4)
Seven-year facilities, expiring in December 2007.

        Sasol Financing acts as our in-house bank and our Group financing vehicle. All our Group treasury, cash management and borrowing activities are conducted through Sasol Financing.

        We endeavor to match the tenor of our debt with the nature of the asset or project being financed. Hence, Sasol Chemie has been financed with long-term debt with a seven-year tenor, and our long-term ventures, including the Mozambique Natural Gas project and GTL projects will be financed with debt with appropriate long-term tenors, indicatively 10 to 14 years. It is our practice to structure long-term debt utilizing a combination of floating and fixed interest rates. Long-term debt of R6,061 million (including short-term portion of R640 million) currently comprises Sasol Chemie's asset-backed loans of R4,456 million of which part of the interest rate exposure has been fixed by means of interest rate swaps as well as Natref redeemable preference shares of R841 million with fixed interest rates as well as other variable debt and financial loans of R764 million with variable interest rates.

        We generally generate strong cash flow in South Africa and any funding shortfall is usually short-term in nature. Besides our normal commercial banking facilities, the majority of which is in South Africa, another important facility to fund short-term funding requirements in South Africa is our commercial paper program of R4 billion, normally at fixed interest rates.

        We manage our short-term debt interest rate exposure by making use of a combination of commercial banking facilities with variable interest rates and commercial paper issues at fixed interest rates.

  Debt profile

        We actively monitor and manage our cash flow requirements and to the extent that core long-term financing requirements are identified, we will finance these with longer-term debt issued. Such a long-term bond issue will typically have a fixed interest profile; however, the interest rate structure is actively managed as highlighted above.

        Our debt profile and maturity at 30 June 2002 are set out below.

Group debt profile

	Mining	Oil & Gas	Sasol Chemie	Chemicals	Financing	Other	Total

	(Rand in millions)
Long-term loans
(euro)	—	—	2,715		—		2,715
(US$)	—	—	1,307		—		1,307
(Rand)	47	975	—	149	—	231	1,402

Long-term loans total	47	975	4,022	149	—	231	5,424
Short-term loans	9	79	680	32	3,058	17	3,875
Bank overdraft	—	—	60	—	—		60

Total							9,359

Maturity profile of debt

	Less than 1 year	1–2 years	2–5 years	Over 5 years	Total

	(Rand in millions)
Maturity profile	3,935	1,013	2,895	1,516	9,359

  Covenants

        Our main debt facilities' covenants (with which we are in compliance) as of 30 June 2002 are set out below.

Financial covenant	30 June 2002	Covenant level min/max
Sasol Financing Revolving Credit Facility
Consolidated Tangible Net Worth (CTNW)	Rand 32,629 million	Min Rand 10,000 million
CTNW as percentage of Total Consolidated Assets	62.5%	Min 37.5%
Total debt to EBITDA(1) ratio	0.4:1	Max 2:1
EBITDA to Interest Expense ratio	22.4:1	Min 6:1
Sasol Chemie Facility
Tangible Net Worth	euro 631.9 million	Min euro 300 million
Leverage ratio	1.39:1	Max 2.75:1
EBITDA to Net Interest Paid ratio	7.0:1	Min 5.0:1
Capital expenditure	euro 144.4 million	Max euro 165 million per year

(1)
EBITDA or Earnings before Interest, Tax, Depreciation and Amortization is defined for purposes of the Sasol Financing Revolving Credit Facility as the consolidated net profits before taxation of Sasol Limited for any financial year, adjusted by:
•
adding interest expense;
•
excluding exceptional or extraordinary items and amounts attributable to minority interests; and
•
adding depreciation and amortization, including that of goodwill.

        In November 2002 Standard & Poor's assigned us a credit rating of BBB.

Off-Balance Sheet Items

        We do not engage in off-balance sheet financing activities and do not have any off-balance sheet debt obligations, special purpose entities or unconsolidated affiliates.

Capital and Contractual Commitments

        Contractual and commercial commitments.    The following significant contractual and commercial obligations existed at 30 June 2002:

Amount of commitment expiration per period

Contractual obligations	Total amount	Less than 1 year	1–3 years	4–5 years	Over 5 years

	(Rand in millions)
Operating leases	1,437	348	483	370	236
Loans and other borrowings	9,359	3,935	1,983	1,925	1,516
Firm purchase commitments	10,175	2,196	2,599	1,326	4,054
Capital leases	923	105	191	109	518

Total	21,894	6,584	5,256	3,730	6,324
Contractual commitments	Total amount	Less than 1 year	1–3 years	4–5 years	Over 5 years

	(Rand in millions)
Standby letters of credit	240	240	—	—	—
Other commercial commitments	394	299	29	3	63

Total	634	539	29	3	63

        Capital commitments.    Commitments are budgeted, approved and reported in accordance with our management policy for segmental reporting.

Contractual commitments	Total amount	Less than 1 year	1–3 years	4–5 years	Over 5 years

	(Rand in millions)
Total	24,045	10,599	9,340	3,775	331

        The following table sets forth our authorized capital expenditure as of 30 June 2002 and 25 June 2001:

Capital expenditure	30 June 2002	25 June 2001

Authorized and contracted for	6,557	3,384
Authorized but not yet contracted for	17,488	4,165

Total	24,045	7,549

        Some of the significant projects approved and included in capital commitments for the year ended 30 June 2002 are the n-butanol plant (R1,159 million) commisioned in February 2003, the acrylic acids and acrylates complex (R1,785 million) scheduled ready-for operation in December 2003, the Mozambique Natural Gas Project (R11,264 million) scheduled ready-for operation in May 2004. For more information regarding our planned capital expenditure see "4.A History and Development of the Company—Capital Expenditure".

        As at 30 June 2002, we had authorized approximately R34 billion of Group capital expenditure, of which we had spent R10 billion within 2002. Of the unexpended capital commitments of R24 billion, R7 billion has been contracted for. We expect to spend a further R11 billion in 2003, R9 billion in 2004 and the remainder in 2005 and after.

        We expect to spend approximately R9 billion of our R24 billion capital commitments in projects in South Africa, R10 billion in other African countries and the balance in projects in other regions.

        The above amounts are as reported to our Board, stated on the basis of the management approach used for segment reporting. They exclude capitalized interest but include business development costs and our Group's share of capital expenditure of equity accounted investees. We hedge all our major capital expenditure in foreign currency immediately upon commitment of expenditure or upon approval of the project.

  Related party transactions

        There have been no material transactions during the most recent two years, nor are there proposed to be any material transactions at present to which we or any of our subsidiaries are or was a party and in which any executive or independent director, or 10% shareholder, or any relative or spouse thereof or any relative of such spouse, who shared a home with this person, or who is a director or executive officer of any parent or subsidiary of ours, had or is to have a direct or indirect material interest. Furthermore, during our two most recent financial years, there has been no, and at present, there is no, outstanding indebtedness to us or any of our subsidiaries owed by any of our executive or independent directors or any associate thereof.

5.C    Research and Development, Patents and Licenses

Research and Development

        Our research and development function consists of a central research and development division in South Africa, which focuses on fundamental research while our decentralised divisions focus on applications. The central research function has a full suite of state-of-the-art pilot plants to support both current and future technology being developed.

        Our application research and development capabilities, which are based in Germany, Italy, The Netherlands, United States and South Africa are focused around four areas:

  •
  technical service;

  •
  analytical service;

  •
  plant support; and

  •
  new applications, products and processes.

        The key products supported by our applications research and development are alcohols and derivatives, surfactants and detergents, inorganic specialties, LABs, paraffins and olefins, solvents, fuels and lubricants and polymers and fine chemicals.

        Total expenditure on Research and Development in financial years 2002 and 2001 was R350 million and R380 million, respectively.

        For further information regarding our research and development activities, see "Item 4.B Business Overview—Research and Development—Sasol Technology".

5.D    Trend Information

        Our financial results since the end of year 2002 have been principally affected by favorable derived crude oil prices and a further weakening in the Rand to US dollar exchange rate.

        In recent months, the derived crude oil price has risen from the year-end level of 20.83 US dollar/bbl to 29.47 US dollar/bbl on 20 February 2003, mainly due to the unstable political conditions in the Persian Gulf and the threat of war between the United States and Iraq, as well as recent developments in Venezuela. Given the current uncertain political environment, the oil price has been volatile and this volatility is expected to continue in the foreseeable future. As discussed above, a high oil price generally results in increased profitability for our Group.

        The Rand to US dollar exchange rate was 10.27 at 30 June 2002. The Rand has since grown stronger against the US dollar, mainly due to a general depreciation of the US dollar, to R8.12 on 20 February 2003, resulting in a negative effect on our profits. The US dollar exchange rate has been particularly volatile and we expect this volatility to continue in the foreseeable future.

        Although prices for various petrochemical products have weakened in Europe, prices in most other major markets (i.e. Asia Pacific) have not significantly changed since the year-end.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A    Directors and Senior Management

        We are managed by our Board of Directors, the Group Executive Committee (GEC) and the Chief Executive. Since our inception, we have adopted and operated corporate governance structures and mechanisms which have been constantly reviewed to reflect internal corporate developments and national and international best practice.

        The second King Committee Report on Corporate Practices and Conduct in South Africa (King II) came into effect on 1 March 2002. Our Board has carefully considered the implications and effect of King II and has re-affirmed the Group's commitment to sound corporate governance practices and, in particular, the principles underlying King II. Our Board believes that we already comply with many of the recommendations introduced by King II. However, it considers the issue of corporate governance to be of wider significance than merely complying with or adhering to the King II recommendations and will continue focusing on areas of corporate governance that require attention.

        Our Board has decided on the immediate implementation of the following aspects of corporate governance recommended by King II:

  •
  to constitute a Nomination and Governance Committee;

  •
  to explain the effect of complex general resolutions in the notice of the annual general meeting which is contained in the annual report;

  •
  to provide a brief curriculum vitae of each director standing for election or re-election in the notice of the annual general meeting;

  •
  to communicate the outcome of all of the shareholders' meetings via the company's website; and

  •
  to disclose in our annual reports the individual attendance of directors at Board meetings and Board committee meetings.

        In addition, we have commenced a Group-wide review of:

  •
  our risk management procedures and risk management reporting;

  •
  the inter-relationship between risk management and internal audit; and

  •
  integrated management and reporting.

The Board of Directors

        We have a Board of Directors comprised of 12 directors of which seven are non-executive and five are executive. All the non-executive directors are independent in accordance with the rules of the New York Stock Exchange. We intend to comply with the New York Stock Exchange proposed requirements regarding directors' independence as and when adopted.

        The positions of Chairman and Deputy Chairman/Chief Executive are separated and are filled by an independent Non-Executive Director, Paul du Plessis Kruger, and an Executive Director, Pieter Vogel Cox, respectively. Mr. Cox was re-appointed as the Chief Executive by the Board at its meeting held on 3 December 2001. Subject to the applicable notice period, Mr. Cox's tenure as Chief Executive expires at the end of September 2005.

        Our Board currently comprises the following:

Name	Position	Age	Member Since	Current Term Expires(1)
Paul du Plessis Kruger	Non-Executive Chairman	65	January 1986	November 2004
Pieter Vogel Cox	Deputy Chairman and Chief Executive	59	January 1996	November 2003
Elisabeth le Roux Bradley	Non-Executive Director	63	February 1998	November 2003
Warren Alexander Morten Clewlow	Non-Executive Director	66	July 1992	November 2003
Brian Patrick Connellan	Non-Executive Director	62	November 1997	November 2004
Lawrence Patrick Adrian Davies	Executive Director	51	August 1997	November 2004
Jan Hendrik Fourie	Executive Director	59	August 1997	November 2005
Ralph Havenstein	Executive Director	46	May 1998	May 2003
Sam Montsi	Non-Executive Director	57	March 1997	November 2003
Trevor Stewart Munday	Executive Director	53	May 2001	November 2004
Jürgen Schrempp	Non-Executive Director	58	November 1997	November 2005
Conrad Barend Strauss	Non-Executive Director	66	January 2000	November 2003

(1)
At the annual general meeting of the company, one-third of the serving directors shall retire or, if the total number of serving directors who shall retire does not constitute a multiple of three, the number of directors who shall retire shall be the number, adjusted upwards, that is the closest to one-third.

        Paul Kruger has been our non-executive chairman since January 1997. He joined the Group in 1964 and became a director in 1986. From 1987 to 1996, Mr. Kruger served as chief executive of our Group. Mr. Kruger has served as chancellor of the Rand Afrikaans University, vice-president of the South Africa Foundation and has served in the past as chairman of Business South Africa and the Industrial Environmental Forum. He is currently a trustee of Business South Africa and a director of several companies, including ABSA Bank Limited, and Hermanus Abalone Limited. Mr. Kruger serves on the King Committee on Corporate Governance. He received a Bachelor of Science Engineering (Mining) from the University of the Witwatersrand, South Africa in 1959 and a Master of Business Leadership from the University of South Africa in 1973. He attended the Executive Program at Stanford Business School in the United States in 1986 and holds an honorary doctorate from the University of Port Elizabeth.

        Pieter Cox has been our chief executive since 1997 and deputy chairman since 2001. He joined the Group in 1971 and became a director in 1996. Mr. Cox is also a director of several other companies in the Group. In 1993, he was appointed managing director and chief executive officer of Polifin Limited. In May 1996, Mr. Cox became chief operating officer of Sasol Limited and served in this role prior to assuming his current position. He received a Bachelor of Science Engineering (Metallurgy) degree in 1966 and a Bachelor of Science Engineering (Mining) degree in 1968 from the University of the Witwatersrand. He attended the Executive Program at Stanford Business School in the United States in 1990.

        Elisabeth Bradley has been our director since 1998. She is currently chairman of Toyota SA Limited, and a director of several other companies, including Standard Bank Group Limited, The Tongaat-Hulett Group Limited and AngloGold Limited. Ms. Bradley is deputy chairperson of the South African Institute of International Affairs and chairperson of the Centre for Development and Enterprise. She received her Bachelor of Science from the University of the Free State in 1961 and a Master of Science from the University of London in 1964.

        Warren Clewlow has been our director since 1992. He is currently chairman of Barloworld Limited and Iscor Limited, deputy chairman of Old Mutual Life Assurance (SA) Limited, and a director of Comparex Africa Limited and Nedcor Limited. He is also a council member of the South Africa Foundation. Mr. Clewlow received his Chartered Accountancy qualification from the University of Natal in 1959 and was awarded an honorary doctorate from the University of Natal in 1990.

        Brian Connellan has been our director since 1997. From 1990 to 2000, Mr. Connellan served as executive chairman of Nampak Limited and from 2000 to 2001 as non-executive chairman of Nampak. Currently, he serves as a director and consultant of Nampak Limited. He is also a director of several other companies, including ABSA Group Limited, Illovo Sugar Limited and Bidcorp plc. Mr. Connellan received his Certification in Accountancy Theory from Witwatersrand University in 1961 and became a chartered accountant with the Public Accountants and Auditors Board in 1963.

        Pat Davies has been our director since 1997. He is also a director of several other companies in the Group. Mr. Davies joined the Group in 1975 and has held various positions in engineering design, project management, operations management and corporate affairs. He is currently responsible for Sasol Petroleum International, Sasol Synfuels International, Sasol Oil, the Group's GTL and natural gas projects and corporate strategy. He received a Bachelor of Science Engineering (Mechanical) from the University of Natal, South Africa in 1975 and attended the Management Program at Harvard Business School in the United States in 1986.

        Jan Fourie has been our director since 1997. He is also a director of several other companies in the Group. Mr. Fourie joined the Group in 1981 and currently oversees research and development, technology development, process engineering, projects and construction divisions, new ventures, safety, health and environmental affairs and information technology. He also overseas Sasol Synfuels. Mr. Fourie has 36 years experience in the South African chemical, fertilizer, mining and synthetic fuels industries. He received a Bachelor of Science Engineering (Chemical) from the University of Pretoria, South Africa in 1963 and a Master of Business Administration from Stellenbosch University in 1969. He attended the Executive Program at Stanford University in the United States in 1993.

        Ralph Havenstein has been our director since 1998. He is also a director of several other companies in the Group. Mr. Havenstein joined the Group in 1979 and is currently the managing director of Sasol Chemical Industries, a position he has held since 1997. In 1991, he became manager of new ventures at Sasol Technology, where he was involved in key projects, including the alpha olefins plant in Secunda. Mr. Havenstein led the integration of Sasol Chemie into Sasol Chemical Industries. He received a Bachelor of Science Engineering (Chemical) and a Master of Science Engineering (Chemical) from the University of Pretoria, South Africa in 1977 and 1979, respectively, and a Bachelor of Commerce from the University of South Africa in 1984. He attended the Advanced Management Program at the University of South Africa in 1991 and the Executive Program at Stanford Business School in the United States in 2000.

        Sam Montsi has been our director since 1997. From 1990 to 2001, Mr. Montsi was the executive chairman of Montsi Investments (Pty) Limited. He is currently the executive chairman of Siphumelele Investments Limited and a director of several other companies, including Independent News and Media Limited, the Southern Africa Fund of Alliance Capital Management LP, Fabvest Holdings Limited, and The Fedics Group. He is also a trustee of the Business Arts South Africa. He received a Bachelor of Arts in Economics from University of Botswana Lesotho and Swaziland in 1970 and a Masters in Economics from Williams College in the United States in 1973.

        Trevor Munday has been our director since 2001. He is also a director of several other companies in the Group. Mr. Munday joined the Group in 1996 and currently oversees finance, risk management, investor relations, planning, corporate affairs and brand management. Mr. Munday served as the managing director of Polifin Limited from 1996 to 2001 prior to its acquisition by us. He received a Bachelor of Commerce from Natal University, South Africa in 1970.

        Jürgen Schrempp has been our director since 1997. Since 1998, he has been chairman of the board of management of DaimlerChrysler AG and prior to that, chairman of the board of management of Daimler-Benz AG since 1995. He is currently a director of several other companies, including Allianz AG, the New York Stock Exchange, and Vodafone Group plc. Mr. Schrempp is also a member of the international council of JP MorganChase and the advisory council of Deutsche Bank AG, as well as a member of the South African President's International Advisory Council.

        Conrad Strauss has been our director since 2000. From 1992 to 2000, he was the chairman of Standard Bank Group. Dr. Strauss previously served as the national chairman of the South African Institute of

International Affairs, the chairman of the Presidential Commission of Enquiry into Rural Finance and the president of the South Africa Foundation from 1996 to 1998. He has served as a director of several companies, including the Standard Bank Group, Liberty Group Limited, Afrox Limited, Transnet, and South African Breweries plc., and as a trustee of the Merensky Foundation. Dr. Strauss received a Bachelor of Arts from Rhodes University, South Africa in 1956, a Master of Science from Cornell University in 1958 and holds honorary doctorates from Rhodes University and from the University of Pretoria, South Africa.

Chief Executive

        Our Chief Executive, who is appointed by the Board, is responsible for the day-to-day management and the strategic direction of the Company. Our current Chief Executive, Mr. Pieter Vogel Cox, was appointed to the position on 1 January 1997 and was subsequently re-appointed on 3 December 2001 with a tenure expiring at the end of September 2005. Our Board may from time to time confer upon our Chief Executive any of their powers as they deem fit, and may confer, recall, revoke, vary or alter these powers.

Senior Management

        The following is a list of our senior executive officers, who are also members of our GEC, with their current areas of responsibility:

Name	Position and areas of responsibility
Pieter Vogel Cox	Deputy Chairman and Chief Executive
Lawrence Patrick Adrian Davies	Executive Director, responsible for oil refining, liquid fuels, oil and gas exploration, GTL, natural gas and corporate strategy
Jan Hendrik Fourie	Executive Director, responsible for research and development, Synfuels, new ventures, technology development, construction projects, information technology and safety, health and environment
Ralph Havenstein	Executive Director, responsible for Sasol Chemical Industries
Trevor Stewart Munday	Executive Director, Chief Financial Officer

        See above for the biographies of our executive directors.

6.B    Compensation

        For the year ended June 2002, our Board of Directors and senior management named in Item 6.A above received aggregate remuneration and other benefits in kind of approximately R23 million.

        The aggregate amount contributed by us as a Group to provide pension benefits for the members of the Board and senior managers named in Item 6.A was approximately R3 million for the year ended June 2002.

        For details on the shares and shares options held by our Board of Directors and senior management named in Item 6.A see "Item 6.E Share Ownership".

        The following table summarizes the compensation received by our executive and non-executive directors in the years 2002 and 2001:

Directors' Compensation

Executive directors	Salary	Bonus	Retirement funding	Other(1)	Total 2002	Total 2001

	(Rand in thousands)
Pieter Vogel Cox (Chief Executive and Deputy Chairman)	2,901	2,550	601	268	6,320	3,824
Lawrence Patrick Adrian Davies	1,745	1,156	313	207	3,421	2,646
Jan Hendrik Fourie	1,649	1,157	410	207	3,423	2,662
Ralph Havenstein(2)	1,568	1,743	310	216	3,837	2,298
Trevor Stewart Munday(3)	1,491	983	294	209	2,977	288

Total	9,354	7,589	1,928	1,107	19,978	11,718
Non-executive directors	Sasol Limited Board meeting fees	Subsidiary Board meeting fees		Committee fees		Total 2002	Total 2001

Paul du Plessis Kruger (Chairman)	701	1,069		130		1,900	1,543
Elisabeth le Roux Bradley	100	—		45	(6)	145	108
Warren Alexander Morten Clewlow	100	—		145	(6)	245	188
Brian Patrick Connellan	100	—		50		150	115
Sam Montsi	100	5	(6)	—		105	75
Zavareh Rustomjee(4)	75	—		—		75	—
Jürgen Schrempp(5)	467	—		—		467	303
Conrad Barend Strauss	100	—		55	(6)	155	115

Total	1,743	1,074		425		3,242	2,447

(1)
Includes medical aid contributions and car benefit scheme.
(2)
Portion of bonus paid in euros for services provided in Germany while on overseas secondment.
(3)
Appointed 9 May 2001.
(4)
Appointed 1 October 2001. Resigned on 18 September 2002.
(5)
Fees paid in US dollars.
(6)
Rand 5,000 paid post 30 June 2002 in respect of 2002.

        Directors' service contracts.    There are no service contracts for non-executive directors. Executive directors are employed by means of service contracts with standard terms, applicable to all employees. These provide for termination notice periods of 30 days.

6.C    Board Practices

  Appointment, retirement and re-election of directors

        Our directors are elected by our shareholders at the annual general meeting. The Board of Directors may appoint any person as a director, either to fill a vacancy or as an addition to the Board, provided that the total number of directors does not at any time exceed the maximum of 15 directors. Directors appointed by the Board in this manner are required to retire at the next annual general meeting following their appointment, but are eligible for re-election. There is no requirement in the Articles of Association that directors must hold qualifying shares. If the number of persons nominated as directors does not exceed the number of vacancies available, then the nominated directors are deemed to have been duly elected.

        At the annual general meeting of the company, one-third of the serving directors shall retire or, if the total number of serving directors who shall retire does not constitute a multiple of three, the number of directors who shall retire shall be the number, adjusted upwards, that is the closest to one-third.

        A director who has been appointed for the first time at an annual general meeting or by the Board of Directors after 27 October 1997 shall retire five years after his initial appointment. Directors who have retired in this manner are eligible for automatic re-election by the shareholders if they have been nominated for re-appointment after retirement by either the Board or the shareholders.

        Any director exceeding 70 years of age shall retire at the end of that year, provided that, subject to the Articles of Association, the Board may, by unanimous resolution on a year-to-year basis, extend a director's term of office until the end of the year in which he turns 73.

  Board procedures and matters

        A quorum for a Board resolution is comprised of five directors, three of whom must be non-executive. The Board meets at least four times a year. It determines the strategic direction of the company, maintains full and effective control over the company and monitors the executive management through a structured approach to reporting and accountability. However, the Company adopts a decentralized approach to the day-to-day running of the businesses of the Group.

        The independent non-executive directors are chosen for their experience, business skills and acumen and bring independent, experienced judgment to bear on issues of strategy, performance and resources, including key appointments, standards of conduct, protection of stakeholders' interests and the setting of company policy.

        Our Board is supported by the advice and services of the Company Secretary, who is appointed in accordance with the provisions of the Companies Act of South Africa and who is responsible to the Board for ensuring the proper administration of Board proceedings. The Company Secretary also provides guidance to the directors in connection with their regulatory and statutory responsibilities and the manner in which such responsibilities, including not dealing in the Company's shares during restricted periods, should be discharged. A report on directors' dealings in the Company's shares is tabled at each Board meeting and disclosed to the JSE Securities Exchange in accordance with the applicable regulations.

  Board committees

        To assist our Board in discharging its responsibilities, we have established several committees, which are accountable to the Board and operate on the basis of specific charters. These charters have recently been comprehensively reviewed and amended to align with new South African and international corporate governance developments.

        Our subsidiaries, as well as their operating divisions, have also established board and committee structures to ensure the maintenance of high standards and best practice with respect to corporate governance and internal control throughout the Group.

        The Group Executive Committee.    Our GEC attends to a wide range of matters relating to the management of our Group, including financial, strategic, operational, governance, risk and functional issues. Its focus is on the formulation of our Group strategy and policy and the alignment of initiatives and activities within the Group. The Committee meets on a weekly basis and reports directly to the Board.

        Our GEC currently consists of our five Executive Directors, our Legal Counsel and our Group Head of Human Resources. Its function is combined with the operation of two subcommittees, the Southern African Executive Committee and the International Executive Committee, each of which focus on dealing with issues relating to the management of our Southern African and international businesses, respectively. The meetings of both the Southern African Executive Committee and the International Executive

Committee are deemed meetings of our GEC, with regard to the powers delegated to the GEC by our Board of Directors.

        The Southern African Executive Committee.    The GEC meets on a monthly basis with managing directors and senior functional managers of our Southern African businesses to discuss material issues pertaining to our businesses in Southern Africa as well as regional issues. Among the issues addressed are business matters, government relations, legal and regulatory issues, empowerment of previously disadvantaged South Africans, employment equity, HIV/AIDS, socioeconomic trends and indicators, and social responsibility.

        The Southern African Executive Committee consists of the members of the GEC and representatives of our Southern African businesses, including Sasol Polymers, Sasol Oil, Sasol Synfuels, Sasol Infrachem, Sasol Technology, Sasol Mining and Sasol Nitro, as well as other departments, including financial, corporate affairs, government policy and planning, and any other executives as the GEC may determine from time to time.

        The International Executive Committee.    The GEC also meets on a monthly basis with managing directors and senior functional managers of our businesses outside South Africa. The focus of the International Executive Committee is on the general business and strategic issues of our international businesses and joint ventures and the streamlining of our businesses. It also focuses on regional issues such as the general business climate, market trends and indicators, legal and regulatory framework, human resources and social responsibility.

        In addition to GEC members, the International Executive Committee comprises the representatives of Sasol-Chevron, Sasol Solvents, Sasol Olefins & Surfactants, Sasol Wax and other non-South African managers to be rotated on an annual basis. Depending on the regional and/or business focus of particular meetings, other members of our international businesses may also be invited to participate.

        The Compensation Committee.    The Compensation Committee was established in 1989 and comprises three members, all of whom are independent non-executive directors. As of 30 June 2002, its members were Paul Kruger (chairman), Warren Clewlow and Elisabeth Bradley. The Compensation Committee meets regularly to discuss and determine the Group's remuneration policy and strategy and the remuneration levels of non-executive directors and high level managers in our Group. The Compensation Committee determines our remuneration philosophy, which is to offer remuneration that will attract, retain, motivate and reward employees with the skills required for us to achieve our business goals and to base remuneration on personal and company performance in accordance with competitive market practices.

        As of 1 July 2003, the Compensation Committee will recommend all directors' fees to the Board for consideration and approval. The Compensation Committee was also responsible for considering the composition and the performance of our Board, its committees, individual directors and committee members. As of 7 June 2002, this task was passed to the Nomination and Governance Committee.

        The Nomination and Governance Committee.    The Nomination and Governance Committee was formed in June 2002 and is comprised entirely of independent non-executive directors. The members of this committee are Paul Kruger (chairman), Elisabeth Bradley, Warren Clewlow, Sam Montsi and Conrad Strauss. The Nomination and Governance Committee will meet quarterly during the first year and twice a year from the second year of its operation.

        The functions of the Nomination and Governance Committee include reviewing and making recommendations to the Board on the general corporate governance framework of the Group, the composition and performance of the Board and its committees, and the Company's ethics policy and programs.

        The Audit Committee.    The Audit Committee was established in 1988 and is an important element of the Board's system of monitoring and control. Before the establishment of the Nomination and Governance Committee in June 2002, the Audit Committee monitored the practice of good corporate governance in the Group. The Audit Committee meets at least three times a year. The members of the Audit Committee, all of whom are independent non-executive directors, are Warren Clewlow (chairman), Brian Connellan and Conrad Strauss.

        The Audit Committee meets regularly with the Group's external and internal auditors and managers to consider risk assessment and management, to review the audit plans of the external auditors, and to access accounting, auditing, financial reporting, corporate governance and compliance matters. Interim and annual results of the Group are reviewed by the Audit Committee before publication. The Audit Committee usually makes recommendations and refers matters for information or approval to the Board.

        The Risk Management and Safety, Health and Environment Committee.    The Risk Management and Safety, Health and Environment Committee was formed in November 2002. It is comprised of three executive and three non-executive directors, currently Brian Connellan (chairman), Paul Kruger, Pieter Cox, Trevor Munday, and Jan Fourie (a third non-executive director to be invited). The Committee meets at least twice a year. The functions of the Committee include reviewing and assessing the integrity of our risk control systems and effective management of risk policies and strategies, including safety, health and environmental matters.

  Internal control and risk management

        Internal Controls.    Our directors are ultimately responsible for the Company's system of internal financial control, which is designed to provide assurance regarding the maintenance of proper accounting records and the reliability of financial information for publication. This system operates on self-monitoring mechanisms designed to ensure that actions are taken to correct deficiencies as they are identified. The internal control system includes:

  •
  a documented organizational structure and reasonable division of responsibility;

  •
  established policies and procedures which are communicated throughout the Group, including a code of conduct to foster a strong ethical climate; and

  •
  established mechanisms to ensure compliance.

        Insurance Risk.    The company's insurance services, with the assistance of external advisors and consultants, undertake regular risk control audits of all our Group's plants and operations. The Group participates in an international insurance program, which provides insurance cover for losses above acceptable deductibles.

        Internal Audit Function.    The Group has an internal audit department that assists management and the Audit Committee in the execution of their responsibilities, monitors the effectiveness of the accounting systems and related internal controls on a continuing basis and interacts with the external auditors. We expect that our internal audit department will conduct regular audits at all material operations and units within the Group.

        Risk Management.    The Board is responsible for supervising risk management in the Group. The company has recently appointed a Group Risk Manager and Risk Management Officers for all the major businesses of the company to determine risk profiles and to coordinate risk management processes with respect to:

  •
  the efficiency of our operations;

  •
  safeguarding the Group's assets and information;

  •
  compliance with applicable law and requirements;

  •
  supporting business sustainability under normal, as well as adverse operating conditions; and

  •
  reliability of reporting.

        As of 2002, the Board supervises our internal risk management processes based on a systematic documented assessment of key risks to be undertaken, at least, on an annual basis.

        The Risk Management Forum, established as a subcommittee of the GEC, identifies and quantifies the risk profile of our worldwide operations and the company's risk management process and its proper application. For more information on the main risks facing our Group see "Item 3.D Risk Factors".

        Sustainability Reporting.    The company currently reports on all aspects of its social, transformational, ethical, safety, health and environmental policies and practices to the Board and, from time to time, to its stakeholders.

        Proposals are currently being considered to determine the extent to which reporting should be adapted to comply with the recommendations of King II, particularly with respect to:

  •
  our commitment towards safety and health matters, including HIV/AIDS;

  •
  environmental corporate governance;

  •
  policies defining corporate social investment, including Black Economic Empowerment, with particular focus to procurement and investment; and

  •
  human capital investment, including employment equity.

        Safety, Health and Environment Corporate Governance Committee.    Our Safety, Health and Environment (SHE) Corporate Governance Committee comprises executives and senior managers of the Group's business units. It formulates and monitors the implementation of SHE policies for the Group and acts in an advisory capacity on SHE issues for the Group's business units. Our Group SHE Centre at Rosebank provides guidance on knowledge, support and risk management on SHE issues and coordinates the Group's resources in SHE management. For further information see "Item 4.B Business Overview—Safety, Health and Environment".

        Code of ethics.    Our business conduct guide commits the Group to the highest standards of compliance with laws and regulations, integrity, behavior and ethics in dealing with all its stakeholders. The guide also sets out commercial policies and procedures required to be followed in the conduct of all aspects of the Group's business dealings. In every case where ethical standards are called into question, or where unethical conduct is reported, the circumstances are investigated and acted upon by the appropriate executive or senior manager.

        An ethics reporting phoneline operated by external advisors was established during 2002. This provides an independent facility for stakeholders of our Company, including our employees, suppliers and customers, to anonymously report fraud and other crimes, deviations from the procurement policy and other irregularities.

6.D  Employees

        Following a comprehensive consultative process with our employees, we developed and implemented five Group-wide values in order to support our vision, culture and strategic goals. These values emphasize the importance of:

  •
  customer focus;

  •
  winning with people;

  •
  excellence in all we do;

  •
  continuous improvement; and

  •
  integrity.

        We currently have about 31,100 employees in our various operations around the world, of whom approximately 22% are engaged in administration, financial, logistics, legal, procurement and supply, human resources and other support services; about 38% are engaged in engineering and science activities and about 35% are involved in production activities. The following table summarizes the geographic composition of our workforce during the last three years:

Workforce Composition

Region	30 June 2002		25 June 2001	25 June 2000
South Africa	25,259		25,587	24,700
Europe	4,420	(1)	4,015	—
North America	1,109		1,039	—
Other	312		159	1,600	(2)

Total	31,100		30,800	26,300

(1)
The increase in the number of our employees in Europe in 2002 is mainly due to the acquisition of the remaining share capital of Schümann Sasol International.

(2)
Includes all non-South Africa-based personnel of the Group for the year 2000. As a result of the acquisition of Sasol Chemie in 2001, our non-South Africa-based personnel increased significantly and we commenced detailed reporting of the geographic allocation of our global workforce.

        Developing our workforce.    For decades, we have recruited and employed a number of highly qualified scientists, engineers, technologists and other specialists. In addition, in recent years we have increasingly been focusing our attention on encouraging our employees to improve their skills. We are developing our workforce to face the intensifying challenges in a world economy that is becoming more open and competitive.

        In 2002, we spent about R127 million on development and training initiatives (excluding the Sasol Chemie operations). This includes in-house technical training, further funding of self-learning centers and a stronger commitment to our undergraduate scholarship program.

        In South Africa, we sponsored scholarships for 484 undergraduate students for the 2002 academic year at a total cost of R23 million. Most of the students are studying sciences, engineering and related technological and human sciences disciplines at various universities and technical institutes around the country.

        We have implemented a senior executive development program to provide high level leadership skills for managing critical leadership issues, with the assistance of our training partner, the Gordon Institute of Business Science at the University of Pretoria.

        About half of our current scholarships have been allocated to people from designated groups in keeping with our commitment to promoting workplace diversity and progressing employment equity. Under South Africa's Employment Equity Act, designated groups include black people (Africans, Coloreds and Indians), women and people with disabilities.

        We recently commenced a program to fast-track leadership talent for people from designated groups inside and outside our organization, in order to address the growing need for leadership talent. Sixteen talented young leaders have completed a comprehensive program at a cost of R7 million and are currently being placed in leadership positions within our Group. Another 22 carefully selected candidates have commenced a new program cycle. We believe that this initiative should significantly help us increase the diversity in our organization.

        South Africa's Employment Equity Act encourages equitable treatment of employees, by requiring South African companies to promote the participation of persons from historically disadvantaged groups in leadership and professional positions, without imposing specific targets. We remain on track with our own target to have more than 40% of all our Group leadership and professional positions held by people from historically disadvantaged groups.

        Worker participation and relations with unions.    We believe that we have made significant progress in encouraging employee participation in our business. In conjunction with developing our set of values, we have held many workshops to solicit the views of employees at all levels. Regular, open meetings are held at the various businesses to inform and consult employees. Joint forums on diversity, employment equity and training are designed to enhance the value of employee input.

        Approximately 54% of our employees in South Africa belong to unions. We enjoy constructive relationships with all representative unions in our Company. Unions enjoy consultative or negotiating powers on issues of mutual interest. Joint forums between unions and management address various issues, including health and safety and community care. All representative unions and their pensioners are represented on our Medical Scheme Board and senior employees serve on the Boards of union funds.

        The HIV/AIDS problem.    HIV/AIDS and tuberculosis, an illness exacerbated in the presence of HIV/AIDS, are the major healthcare challenges faced by our South African and other sub-Saharan operations. In South Africa, it is estimated that nearly 5 million people are infected and forecasts indicate that infection rates will peak in the 15 to 25 year old segment of the population. HIV infection among women in post-natal clinics around the country has risen from 1% in 1990 to nearly 25% in 2000.

        Under South African law, we cannot run tests to accurately establish the number of our employees who are infected with or die from AIDS. However, based on actuarial studies, we believe that about 20% of our South African workforce may be currently infected, with the highest concentration of infections in our mining operations. Based on the same study, which excludes the positive impact of any prevention and management intervention program, we estimate that, while the percentage of infected employees will not rise significantly in the forthcoming years, there will be a significant increase in the number of AIDS-related fatalities.

        We incur costs relating to the medical treatment and loss of infected personnel, as well as the related loss of productivity and the recruitment and training of new personnel. As we cannot verify the number of HIV infections, we are not in a position to accurately quantify these costs. Based on our actuarial models, we estimate that the impact of HIV/AIDS on our payroll expenses should be about 3% of our current payroll for our South African employees by the year 2007. This calculation is based on the estimated financial impact on production resulting from the projected prevalence of HIV/AIDS among our workforce, but it does not take into account indirect costs of productivity losses. In addition, we incur significant costs in connection with establishing and maintaining programs to address the HIV/AIDS problem.

        In September 2002, we launched SHARP, our HIV/AIDS program, as an initiative to respond to the problem in an effective and sustainable way. We have invested an initial sum of R4 million in connection with the SHARP program. SHARP reflects our commitment to finding solutions that will have real impact, both in extending the life of those infected by the disease and in reducing the rate of infection. We are investing significant human and financial resources in this program and to the measures already in place, including awareness and education programs, condom distribution, promotion of testing, treatment of sexually transmitted infections, counseling through employee assistance programs and treatment via medical aid. The initial objective of SHARP is to assess the real business impact that HIV/AIDS will have and quantify the net savings we may achieve through the adoption of new and/or improved intervention programs. Notwithstanding the distressing impact of the AIDS problem on our employees and their families, we believe that our initiatives will help reduce the adverse impact that could affect our business and financial condition.

        In addition to workplace programs, we invest extensively in community-based HIV/AIDS projects by establishing partnerships and financial support through Corporate Social Investment sponsorships.

6.E  Share Ownership

        Shareholdings of directors and officers.    None of the persons listed in Item 6.A. own beneficially more than 1% of our share capital. See "Item 6.A. Directors and Senior Management". The following table presents the beneficial shareholdings of our directors as of 31 December 2002, 30 June 2002 and 25 June 2001:

	Number of Shares
Beneficial Shareholding	31 December 2002	30 June 2002	25 June 2001
Executive directors
Pieter Vogel Cox (CE and Deputy Chairman)	41,830	15,850	14,502
Lawrence Patrick Adrian Davies	—	—	4,066
Jan Hendrik Fourie	57,740	49,040	49,740
Ralph Havenstein	9,800	9,800	4,800
Trevor Stewart Munday	—	—	—
Non-executive directors
Paul du Plessis Kruger (Chairman)	206,700	206,700	206,700
Elisabeth le Roux Bradley	239,700	157,200	102,600
Warren Alexander Morten Clewlow	13,195	13,195	13,195
Brian Patrick Connellan	1,000	1,000	1,000
Sam Montsi	—	—	—
Zavareh Rustomjee(1)	—	—	—
Jürgen Schrempp	—	—	—
Conrad Barend Strauss	20,100	20,100	20,100

Total	590,065	472,885	416,703

(1)
Resigned on 18 September 2002.

        Our Share Incentive Scheme.    We have implemented our Share Incentive Scheme, the objective of which is to retain and reward our key employees, including executive directors. This scheme is offered to approximately 1,200 of our most senior employees and includes an option to buy our shares at a price equal to their closing price on the most recent trading day on the JSE Securities Exchange prior to the grant date. The value of the shares offered to each employee is based on a multiple of the employee's total cash remuneration and occupation level. Should an employee accept the offer, he will be entitled to take up a maximum of one-third of the shares after two years, two-thirds of the shares after four years and the full allocation after six years from acceptance. A share option shall lapse, if, among other reasons:

  •
  the share option is not exercised by the ninth anniversary of the offer;

  •
  the participant ceases to be an employee for reasons other than death, retirement, incapacity or ill health; or

  •
  the participant may not exercise the option for other legal reasons.

        The Sasol Share Trust allocates share options to employees, annually, at the request of our Board and our Compensation Committee.

        The following table provides the number of shares granted to our executive and non-executive directors through our Share Incentive Scheme.

Share Options Granted

	Balance at 30 June 2002	Granted on 10 September 2002	Average offer price per share	Share options exercised	Balance at 31 December 2002
	(Shares)	(Shares)	(Rand)	(Shares)	(Shares)
Executive directors
Pieter Vogel Cox (CE and Deputy Chairman)	517,800	104,800	117.00	(25,000)	597,600
Lawrence Patrick Adrian Davies	271,800	41,100	117.00	(25,800)	287,100
Jan Hendrik Fourie	178,100	38,700	117.00	(30,500)	186,300
Ralph Havenstein	163,200	37,300	117.00	—	200,500
Trevor Stewart Munday	202,000	35,300	117.00	—	237,300
Non-executive directors
Paul du Plessis Kruger (Chairman)	25,000	—	—	—	25,000
Elisabeth le Roux Bradley	25,000	—	—	(12,500)	12,500
Warren Alexander Morten Clewlow	25,000	—	—	—	25,000
Brian Patrick Connellan	25,000	—	—	—	25,000
Sam Montsi	25,000	—	—	—	25,000
Zavareh Rustomjee	—	—	—	—	—
Jürgen Schrempp	25,000	—	—	—	25,000
Conrad Barend Strauss	25,000	—	—	—	25,000

Total	1,507,900	257,200		(93,800)	1,671,300

        This table presents information regarding share options exercised during the period 26 June 2001 to 30 June 2002:

Gain on Exercise of Share Options

	Exercise dates	Number of options exercised	Average option price per share	Average market price(1)	Total gain 2002	Total gain 2001
			(Rand)		(Rand in thousands)
Executive directors
Pieter Vogel Cox (CE and Deputy Chairman)	—	—	—	—	—	1,083
Lawrence Patrick Adrian Davies	—	—	—	—	—	579
Jan Hendrik Fourie	13 September 2001 to 9 January 2002	21,600	37.46	87.55	1,082	421
Ralph Havenstein	31 August 2001 to 5 April 2002	8,800	22.61	100.65	687	129
Trevor Stewart Munday	3 January 2002 to 11 January 2002	22,200	50.90	107.03	1,246	—

Total		52,600			3,015	2,212

(1)
Average market price per share on the date of the exercise of the option.

        The options outstanding as of 31 December 2002 vest during the following periods (calculated as of 31 December 2002):

Options Outstanding

Vesting period	Vested as of 31 December 2002	Within 1 year	1 to 2 years	2 to 5 years	More than 5 years	Total
Executive directors
Pieter Vogel Cox (CE and Deputy Chairman)	95,100	99,100	117,300	251,100	35,000	597,600
Lawrence Patrick Adrian Davies	47,900	59,000	48,000	118,500	13,700	287,100
Jan Hendrik Fourie	—	39,000	43,400	91,000	12,900	186,300
Ralph Havenstein	36,000	31,000	38,300	82,700	12,500	200,500
Trevor Stewart Munday	38,000	62,900	23,600	101,100	11,700	237,300
Non-executive directors
Paul du Plessis Kruger (Chairman)	12,500	—	12,500	—	—	25,000
Elisabeth le Roux Bradley	—	—	12,500	—	—	12,500
Warren Alexander Morten Clewlow	12,500	—	12,500	—	—	25,000
Brian Patrick Connellan	12,500	—	12,500	—	—	25,000
Sam Montsi	12,500	—	12,500	—	—	25,000
Zavareh Rustomjee	—	—	—	—	—	—
Jürgen Schrempp	12,500	—	12,500	—	—	25,000
Conrad Barend Strauss	12,500	—	12,500	—	—	25,000

Total	292,000	291,000	358,100	644,400	85,800	1,671,300

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A    Major Shareholders

        As of 31 December 2002, the issued share capital of Sasol Limited consisted of 668,236,025 ordinary shares with no par value. See "Item 10.A Share Capital". To the knowledge of our management, Sasol Limited is not directly or indirectly controlled by another corporation or the government of South Africa or any other government. Our management believes that no single person or entity holds a controlling interest in our share capital.

  Major individual holdings

        Our register of shareholders does not reflect, nor have the directors been informed of, any nominee shareholdings as of 31 December 2002 representing 5% or more of our total issued shares of the company other than the ones included in the following table:

	Number of shares	% of shares
Old Mutual Asset Management	88,879,644	13.30
Sasol Investment Company (Pty) Limited(1)	58,901,477	8.81
Konoil (Pty) Limited	53,266,887	7.97
Sanlam Investment Managers	47,638,291	7.13
Stanlib Limited	45,767,564	6.85

(1)
A wholly owned subsidiary of Sasol Limited. As a result of our share buyback program, Sasol Investment Company (Pty) Limited holds the shares as treasury stock on which no dividends are paid and no voting rights are exercised.

  Beneficial holdings

        In accordance with the requirements of the Companies Act of South Africa, the following beneficial shareholdings exceeding 2% in the aggregate were disclosed or established from inquiries as of 31 December 2002.

	Number of shares	% of shares
Public Investment Commissioner	92,174,465	13.79
Sasol Investment Company (Pty) Limited	58,901,477	8.81
Industrial Development Corporation	53,266,887	7.97
Old Mutual Life Assurance Company SA Limited	29,156,944	4.36
American Depositary Receipt Holders	26,774,287	4.00
Liberty Life Association of Africa	16,816,425	2.52

        As of 31 December 2002, 26,774,287 shares, or approximately 4% of our share capital, were held in the form of ADRs. On the same date, 396 record holders in the United States held approximately 14.1% of our share capital in the form of shares or ADRs.

7.B    Related Party Transactions

        We have not identified significant transactions with enterprises controlling, controlled by or under common control with our Company, individuals holding significant influence over our Company or with our senior management. Transactions with equity accounted investees are in the ordinary course of business and their terms and conditions are determined at an arm's length basis.

7.C    Interests of Experts and Counsel

        Not applicable.

ITEM 8.    FINANCIAL INFORMATION

8.A    Consolidated Statements and Other Financial Information

        See "Item 18. Financial Statements" for a list of our financial statements, related notes and other financial information filed with this registration statement on Form 20-F.

        Our total export and foreign sales in 2002 amounted to R28.2 billion, representing 50.6% of our total Group turnover, compared to R11.8 billion or 31.4% in 2001.

        Our dividend distribution policy is to distribute increased dividends on a regular basis, to the extent permitted by our earnings. In particular, we intend to distribute dividends, provided our annual earnings represent a range of 2.5 to 3.5 times the amount distributed in the form of dividends. The average rate of earnings to dividend distributions in the past ten years was approximately 3. We distribute dividends twice a year. On the declaration of a dividend, the Company includes the 12.5% tax on this dividend in its computation of the income tax expense for that period.

        For information regarding our legal proceedings see "Item 4.B Business Overview—Legal Proceedings".

8.B    Significant Changes

        The following are significant events which have taken place since 30 June 2002. For more information see Note 27 to our consolidated financial statements.

        On 1 July 2002, we acquired the remaining 33.3% of the share capital of Schümann Sasol International from our joint venture partner for R521 million in cash, which was financed by cash generated by operations.

        In September 2002, Sasol Olefins & Surfactants agreed with RWE-DEA to acquire the remaining share capital of Condea Nanjing Chemical, including the 30% share previously held by the Nanjing Surfactants factory.

        Sasol Germany reached agreement with BP plc to acquire a 16.67% interest in Aethylen Rohrleitungsgesellschaft mbH, subject to the approval of the other shareholders and the European Union Commission. The transaction was finalized on 1 October 2002.

        Sasol Gas Holdings sold 51% of Sasol Gas Durban South Gas Distribution Business to Coal Energy and Power Resources Limited for R165 million, effective 1 July 2002.

        On 6 September 2002, our Board approved in principle a project of R7.1 billion to reconfigure our facilities to comply with the South African government's decision to allow only the consumption of unleaded petrol, to be effective 2006. This project will include a further R6.5 billion on value-added polymers investments enabled by the fuels project. See "Item 4.B Business Overview—Sasol Synfuels" and "—Sasol Chemical Industries—Sasol Polymers".

ITEM 9.    THE OFFER AND LISTING

9.A    Offer and Listing Details

        Not applicable, except for Item 9.A.4—9.A.7.

        The following table sets forth, for the periods indicated, the reported high and low quoted closing prices for the shares on the JSE Securities Exchange and of the ADRs on NASDAQ.

	Shares (Price per share in South African cents)		ADRs (Price per ADR in US$)
Period
	High	Low	High	Low
1998	6,650	2,825	14.19	5.5
1999	4,400	2,040	7.38	3.50
2000	5,500	3,400	8.75	5.50
Third quarter	5,450	3,890	8.75	6.06
Fourth quarter	5,020	3,400	7.25	5.50
2001	8,100	4,320	9.99	5.97
First quarter	6,010	4,320	8.31	6.19
Second quarter	6,130	4,550	8.38	5.97
Third quarter	6,950	4,700	8.88	6.13
Fourth quarter	8,100	6,010	9.99	7.81
2002	13,520	6,250	12.00	7.95
First quarter	8,900	6,250	9.70	7.95
Second quarter	11,400	7,010	9.21	7.99
Third quarter	13,400	9,430	11.41	8.15
Fourth quarter	13,520	10,450	12.00	10.09
August	11,600	9,100	11.00	8.85
September	12,150	11,040	11.74	10.50
October	11,800	10,100	11.45	10.26
November	11,500	9,900	11.90	10.74
December	10,900	9,120	12.75	10.18
2003
January	10,700	9,050	13.05	10.39

9.B    Plan of Distribution

        Not applicable.

9.C    Markets

        The principal trading market for our shares is currently the JSE Securities Exchange. Our American Depositary Shares, or ADSs, are quoted on NASDAQ. We have applied to the New York Stock Exchange to list our ADSs, each representing one common ordinary share of no par value, under the symbol "SSL". The Bank of New York is acting as Depositary for our ADSs and issues our ADRs in respect of our ADSs. See "Item 12.D American Depositary Shares". We have also applied to delist our ADSs from NASDAQ.

9.D    Selling Shareholders

        Not applicable.

9.E    Dilution

        Not applicable.

9.F    Expenses of the Issue

        Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

10.A    Share Capital

        As of 31 December 2002, our share capital comprised 1,175,000,000 authorized ordinary shares of no par value. On the same date, 668,236,025 ordinary shares were issued and fully paid, compared to 666,868,725 ordinary shares issued and fully paid as of 30 June 2002.

        As of 31 December 2002, our issued and outstanding shares were 609,334,548, compared to 609,011,576 on 30 June 2002 and 617,904,625 on 25 June 2001. As of 31 December and 30 June 2002, 58,901,477 and 57,857,149 treasury shares, repectively, were held by our wholly-owned subsidiary, Sasol Investment Company (Pty) Limited.

        Share options are granted to about 1,200 of our employees in management positions in accordance with the terms of our Share Incentive Scheme. For a description of the Scheme, see "Item 6.E Share Ownership".

        On 24 November 2000, 56,382,400, 8.5% of automatically convertible subordinated debentures, issued by Sasol Limited, were converted into Sasol Limited ordinary shares, effective as of 26 June 2000. Each debenture holder received one ordinary share for each debenture.

10.B    Memorandum and Articles of Association

        Sasol Limited is incorporated in South Africa as a public company under the Companies Act of South Africa and is registered with the South African Registrar of Companies under registration number 1979/003231/06. Our corporate seat is in Johannesburg, South Africa. According to our Memorandum, our company's main business includes, among other things, to act as an investment holding company, an investment company and a management company and, whether on its own and/or in collaboration with other agencies:

  •
  to prospect for coal, oil, petroleum and related substances;

  •
  to acquire mineral and other rights;

  •
  to acquire, exploit and mine coal, oil, petroleum and related substances and beneficiate and refine them into gaseous, liquid and solid fuels, petrochemicals and other products;

  •
  to convert, process and beneficiate any product with or without the addition of other products in any other way whatsoever; and

  •
  to market these products.

  Our Board of Directors

        Appointment, retirement and re-election of directors.    Our directors are elected by our shareholders at the annual general meeting. The Board of Directors may appoint any person as a director, either to fill a vacancy or as an addition to the Board, provided that the total number of directors does not at any time exceed the maximum of 15 directors. Directors appointed by the Board in this manner are required to retire at the next annual general meeting following their appointment, but are eligible for re-election. There is no requirement in our Articles of Association that directors must hold qualifying shares. If the number of persons nominated as directors does not exceed the number of vacancies available, then the nominated directors are deemed to have been duly elected.

        At the annual general meeting of the company, one-third of the serving directors shall retire or if the total number of serving directors who shall retire does not constitute a multiple of three, the number of directors who shall retire shall be the number, adjusted upwards, that is the closest to one-third.

        A director who has been appointed for the first time at an annual general meeting or by the Board of Directors after 27 October 1997, shall retire five years after his initial appointment. Directors who have retired in this manner are eligible for automatic re-election by the shareholders, if they have been nominated for re-appointment after retirement by either the Board or the shareholders.

        Any director reaching 70 years of age shall retire at the end of that year, provided that, subject to the Articles of Association, the Board may, by unanimous resolution on a year-to-year basis, extend a director's term of office until the end of the year in which he turns 73.

        Remuneration and loans.    In accordance with our Articles of Association, the Board of Directors has the authority to determine directors' remuneration and have delegated this authority to the Compensation Committee. The Companies Act prohibits loans or any form of credit or guarantee to be provided by us to any member of our Board. The Companies Act, however, provides that loans may be granted with the consent of shareholders in specific circumstances described in the Act. Our Compensation Committee determines the Group's human resources policy and the remuneration of directors and senior management. See "Item 6.C Board Practices—Board committees—The Compensation Committee".

        Interested transactions.    A director in his capacity as a member of the Board or one of its committees can participate in and vote on all decisions put before a meeting of the Board or the respective committee. Nothing contained in our Articles prohibits a director from voting on any decisions put before a meeting of the Board or one of its committees, whether or not a director has a personal interest or is in any manner involved in the matter. However, directors are required to declare in the manner prescribed by the Companies Act any interest, whether direct or indirect, material or otherwise, in any other company, partnership or corporate body, of which a director of ours is a director or shareholder, or any contract or transaction in which they have an interest in any manner.

        Managing Director.    Under our Articles, the directors may appoint one or more of their number to the office of managing director or managing directors, or may appoint employees of the Company in any other capacity, and may remove or dismiss them from office and appoint others in their place. Such an appointment is made by an independent quorum of directors and for a period not exceeding five years per appointment.

  Disclosure of interests in shares

        The Companies Act requires disclosure of beneficial ownership interests in a company's securities. Pursuant to Section 140A of the Act, where the securities of an issuer are registered in the name of a person and that person is not the holder of the beneficial interest in all of the securities held by the registered shareholder, the registered shareholder is obliged, at the end of every three-month period, to disclose to the issuer the identity of each person on whose behalf the registered holder holds securities and the number and class of securities issued by that issuer held on behalf of each such person. Moreover, the issuer of securities may, by notice in writing, require a person who is a registered shareholder and whom the issuer knows, or has reasonable cause to believe, to have a beneficial interest in a security issued by the issuer, to confirm or deny whether it holds that beneficial interest and, if the security is held for another person, to disclose the identity of the person on whose behalf a security is held.

        The addressee of the notice will also be required to give particulars of the extent of the beneficial interest held during the three years preceding the date of the notice. All issuers of securities are obliged to establish and maintain a register of disclosures of interests in their securities as described above and to publish in their annual financial statements a list of the persons who hold beneficial interests equal to or in excess of 5% of the total number of securities of that class issued by the issuer, together with the extent of those beneficial interests.

  Rights of holders of our securities

        Dividend rights.    The Board may declare a dividend to be paid to the registered holders of shares. All shares have equal rights to dividends. The directors may also pay to the shareholders such interim dividend as they consider justified from the profit of the Company. No dividends shall be paid except out of the profits or accumulated distributable reserves of the Company and no dividends bear interest against our Company.

        Dividends may be declared, either free of, or subject to, the deduction of any income tax and any other tax or duty which may be chargeable. Dividends are declared payable to shareholders registered at a date subsequent to the date of the declaration of the dividend as determined by the rules of the JSE Securities Exchange. The dates applicable to the dividend payment are determined in accordance with the JSE Securities Exchange listing requirements.

        Dividends which remain unclaimed after a period of 12 years may be declared forfeited by the Board and revert to our Company. All unclaimed dividends may be invested or otherwise utilized by the directors for the benefit of the Company until claimed.

        Any dividend may be paid and satisfied, either in whole or in part, by the distribution of specific assets and in particular, of shares or debentures of any other company, or in cash or in any one or more of such ways as the directors may, at the time of the declaration of the dividend, determine and direct. Any dividend or other sum payable in cash to a shareholder may be paid by check, warrant, coupon or otherwise as the directors may decide.

        It is our policy to declare dividends in Rands and the Board may at the time of declaring a dividend make such regulations, as they may deem appropriate with regard to the payment in any currency and the rate of exchange, subject to the approval of the SARB. For further information on our dividend policy, see "Item 8.A Consolidated Statements and Other Financial Information".

        Holders of ADRs on the relevant record date will be entitled to receive any dividends payable in respect of the shares underlying the ADRs, subject to the terms of the Deposit Agreement. Cash dividends will be paid by the Depositary to holders of ADRs in accordance with the Deposit Agreement.

        Voting rights.    Every shareholder, or representative of a shareholder, who is present at a shareholders' meeting has one vote on a show of hands, regardless of the number of shares he holds or represents, unless a poll is demanded. On a poll, a shareholder is entitled to one vote per ordinary share held.

        Shareholders are entitled to appoint a proxy to attend, speak and vote on a poll at any meeting on their behalf. Proxies need not be shareholders. Cumulative voting is not permitted.

        Rights of non-South African shareholders.    There are no limitations imposed by South African law or our Articles on the rights of non-South African shareholders to hold or vote our shares. Acquisitions of shares in South African companies are not generally subject to review by the SARB. However, its approval may be required in certain cases where share acquisition is financed by South African lenders.

        Rights of minority shareholders.    Majority shareholders of South African companies have no fiduciary duties under South African common law to minority shareholders. However, shareholders may, under the Companies Act, seek court relief upon establishing that they have been unfairly prejudiced by the company.

  General meeting of shareholders

        In accordance with our Articles, our annual general meeting is required to be held each year within six months from the end of our financial year, and within 15 months after the date of our last preceding annual general meeting.

        Notices.    We are required by law and our Articles to provide for at least 21 days' notice for any annual general meeting and any meeting at which special resolutions are proposed, and at least 14 days' notice for all other meetings. Meetings of shareholders may be attended by shareholders on record in our share register or by their proxies who need not be registered shareholders. Annual general meetings shall be described as such in the notice convening the meeting. All other meetings shall be called general meetings and shall also be described as such in the respective notice.

        Notice under our Articles of Association must be in writing and must be given or served on any shareholder, either by delivery or by post, properly addressed, to a shareholder at his or her address shown in the register of shareholders. Any notice to shareholders must simultaneously be communicated to the JSE Securities Exchange.

        We are required, upon request by at least 100 shareholders or shareholders holding not less that 5% of our total share capital, to give notice to our shareholders of any resolution that may be duly proposed and any resolution intended to be proposed at a general meeting or annual general meeting.

        Quorum.    No business may be transacted at any general meeting unless the requisite quorum is present at the commencement of proceedings. The quorum for the approval of special resolutions is shareholders holding in the aggregate not less than one-fourth of the total votes of all shareholders entitled to vote at the meeting, present in person or by proxy. In all other cases, the quorum is three shareholders present in person or by proxy and entitled to vote or, if a shareholder is a corporate body, represented by a proxy.

        In case the required quorum of shareholders is not present within ten minutes from the time appointed for the meeting, the meeting will stand adjourned to take place on a day determined by the shareholders present, which may be no earlier than seven days and no later than 21 days after the date of the meeting, at the same time and venue, or if such venue is not available, another venue appointed by the directors present. If no shareholders are present, the day and the venue of the adjourned meeting shall be determined by the directors. If no quorum is present within ten minutes from the time appointed for the adjourned meeting, those shareholders who are present in person shall form a quorum. If the meeting at which a quorum is not present is convened upon the request of shareholders, this meeting will be dissolved.

        There is no quorum requirement when an ordinary general meeting is reconvened, but only those topics which were on the agenda of the adjourned general meeting may be discussed and voted upon.

        Manner of voting.    At a general meeting, a resolution put to vote will be decided by a show of hands, unless a poll is demanded by:

  •
  the chairman;

  •
  not less than five shareholders having the right to vote at such meeting;

  •
  a shareholder or shareholders representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; or

  •
  shareholders entitled to vote at the meeting and holding in total not less than one-tenth of the issued share capital of the company.

        A special resolution is required in connection with the following, amongst other matters:

  •
  liquidation or winding up of the company;

  •
  all increases or decreases in our share capital and shares;

  •
  change of company name, conversion from one company type into another;

  •
  amendments to our Memorandum and Articles of Association;

  •
  acquisitions of our own shares;

  •
  amendment of any rights attached to our shares; and

  •
  the granting of a loan to a director.

        For the approval of special resolutions, three-quarters of shareholders present in person or by proxy must vote in favor of the resolution on a show of hands or on a poll.

        Unless otherwise specified by applicable law or in our Articles of Association, resolutions will be approved by a majority of the votes recorded at the meeting either by show of hands or by proxy. In the event of a tie, the chairman will have a casting vote.

  Changes in share capital and preemptive rights

        We may, by special resolution in general meeting, increase our share capital by a sum divided into shares of a number, or increase our shares without par value to a number, as we may deem appropriate. We may also increase our share capital consisting of shares without par value by transferring reserves or profits to our stated capital, with or without a distribution of shares. New shares are issued to persons, on terms and conditions and with the rights and privileges attached thereto, as may be determined in general meeting.

        Subject to any authority given to our directors in our Articles of Association, we may, prior to the issue of new shares, direct that they be offered in the first instance, either at par or at a premium or at a stated value in the case of shares without par value, to all our shareholders in proportion to the amount of capital held by them, or take any other measure with regard to the issue and allotment of the new shares.

        We may also, by special resolution, cancel, vary or amend shares or any rights attached to shares which, at the time of the passing of the relevant resolution, have not been taken up by any person or which no person has agreed to take up, and we may reduce the amount of our share capital by the amount of the shares so cancelled.

        Unissued shares placed under the control of directors.    Subject to the provisions of the Companies Act and the listing requirements of the JSE Securities Exchange, we may, in a general meeting, place the balance of the ordinary shares not allotted under the control of the directors with general authorization to allot, and issue such shares at such prices and upon such terms and conditions as they deem fit, provided that no such issue of such shares will be made which could effectively transfer the control of the company without prior approval of the shareholders in a general meeting.

  Trading in our own shares

        We may resolve by special resolution to buy back any of our issued shares in accordance with the provisions of the Company laws of South Africa and any other applicable rule of the law or regulation. Such resolution may grant a general approval or a specific approval for a particular acquisition.

        Regulation of repurchases of own shares.    The South African Companies Act authorizes a company to repurchase its own issued shares, provided its articles of association permit doing so. The approval must be in the form of a special resolution, either as a general or a specific approval for a specific repurchase. If the approval is a general approval, it only remains valid until the next general meeting of the company following the grant of such general approval. A company may only repurchase its own shares, provided that certain solvency and liquidity requirements are met immediately subsequent to the repurchase. A company may not repurchase its own shares, if this would result in there being no shares left in issue other than convertible or redeemable shares. Any shares repurchased by the company will be cancelled as issued shares and treated as authorized shares.

        Subsidiary companies may, in accordance with the principles stated above, acquire shares in their holding company up to a total maximum of 10% of the issued shares of the holding company. A subsidiary may not exercise voting rights in respect of its shares in its holding company, unless the subsidiary is acting in a representative capacity or as a trustee.

        The JSE Securities Exchange Listing Requirements provide that a company may only conduct a specific repurchase subject to the following conditions, among others:

  •
  in the case of an offer to all shareholders, that the offer be pro rata to their existing holdings, or from shareholders specifically named; and

  •
  that authorization be given in terms of a special resolution of the company by shareholders, excluding controlling shareholders, their associates, any party acting in concert and any shareholder that is participating in the repurchase and is not regarded as being public.

        In accordance with the JSE Listing Requirements, the repurchase by a company of its own shares cannot, in the aggregate in any one financial year, exceed 40% of the company's issued share capital of that class, provided that any general repurchase may not exceed 20% of the company's issued share capital of that class in any one financial year. Companies may only conduct a general repurchase of their securities on the JSE Securities Exchange and the repurchase price may not be greater than 10% above the weighted average of the market value for the securities for the five business days immediately preceding the date on which the transaction was agreed.

        Our shareholders meeting on 29 November 2002, granted a general approval for the buy-back of up to 10% of our shares. This authorization is valid only until our next annual general meeting and may be varied or revoked by special resolution by any general meeting of the company at any time prior to the next annual general meeting. Share repurchases may not occur at a price higher than 10% above the weighted average of the market value of the shares for the five business days prior to the repurchase.

  Rights on liquidation

        Should the Company be wound up, the assets remaining after payment of the debts and liabilities of the Company and the costs of liquidation shall be distributed among the shareholders in proportion to the number of shares respectively held by each of them.

        Upon winding up, any part of our assets, including any shares or securities of other companies, may, with the sanction of a special resolution of our shareholders, be divided in specie among our shareholders or may, with the same sanction, be vested in trustees for the benefit of such shareholders, and the liquidation of the Company may be finalized and the Company dissolved.

  Form and transfer of shares

        In accordance with the Share Transactions Totally Electronic (STRATE) settlement system of the JSE Securities Exchange, Sasol Limited ordinary shares were dematerialized as of 19 November 2001. STRATE introduced the dematerialization of share certificates in a central securities depository and contractual rolling and electronic settlement. Shares traded electronically in the STRATE are settled five days after trade.

        The dematerialization of shares has not been mandatory and, although the majority of our share capital has been dematerialized, shareholders who have elected to do so have still retained their share certificates. Transfer of shares in certificated form is effected by means of a deed.

10.C    Material Contracts

        Not applicable.

10.D    Exchange Controls

        The following is a general outline of South African exchange controls. This outline may not apply to former residents of South Africa. Investors should consult a professional advisor as to the exchange control implications of their particular investments.

        South African law provides for exchange control regulations, which restrict the export of capital from the Common Monetary Area, which comprises South Africa, the Kingdoms of Lesotho, Swaziland and the Republic of Namibia. The exchange control regulations, which are administered by the Exchange Control Department of the SARB, are applied throughout the Common Monetary Area and regulate transactions involving South African residents, including natural persons and legal entities.

        Various governmental officials have from time to time stated their intentions to lift South Africa's exchange control regulations when economic conditions permit such action. In recent years, the government has incrementally relaxed aspects of exchange control for financial institutions and individuals. However, it is impossible to predict with any certainty when the government will remove exchange controls in their entirety.

        The comments below relate to exchange controls in force at the date of this registration statement. These controls are subject to change at any time without notice.

  Overseas financing and investments

        Overseas debt.    We, and our South African subsidiaries, need SARB approval to receive debt from and repay debt to non-residents of the Common Monetary Area, mainly in respect of the interest rate and terms of repayment applicable to the loan. Repayment of principal and interest on these loans is usually approved where the repayment is limited to the amount borrowed and a market-related rate of interest.

        Funds raised outside the Common Monetary Area by our non-South African subsidiaries are not restricted under South African exchange control regulations and can be used for overseas investment, subject to any conditions imposed by the SARB in connection with establishing such a subsidiary. We, and our South African subsidiaries, would, however, require SARB approval in order to provide guarantees for the obligations of any of our subsidiaries with regard to funds obtained from non-residents of the Common Monetary Area.

        Debt raised outside the Common Monetary Area by our non-South African subsidiaries must be repaid or serviced by those foreign subsidiaries. Absent SARB approval, we cannot use cash we earn in South Africa to repay or service such foreign debts. Also, absent SARB approval, we cannot use income earned by one of our foreign subsidiaries to finance the operations of another foreign subsidiary.

        Raising capital overseas.    A listing by a South African company on any stock exchange other than the JSE Securities Exchange in connection with raising capital requires permission from the SARB. If a foreign listing were to result in a South African company being redomiciled, it would also need the approval of the Minister of Finance.

        Under South African exchange control regulations, we must obtain approval from the SARB regarding any capital raising activity involving a currency other than the Rand. In granting its approval, the SARB may impose conditions on our use of the proceeds of the capital raising activity outside South Africa, including limits on our ability to retain the proceeds of this capital raising activity outside South Africa or a requirement that we seek further SARB approval prior to applying any of these funds to any specific use. Any limitations imposed by the SARB on our use of the proceeds of a capital raising activity could adversely affect our flexibility in financing our investments.

        Overseas investments.    Under current exchange control regulations, we, and our South African subsidiaries, can invest overseas only if the investment meets certain tests including one of national interest, as determined by the SARB. Transfers of funds from South Africa for the purchase of shares in existing offshore entities or for the purchase of foreign fixed assets are not normally permitted. However, the SARB will consider transfers of funds from South Africa for foreign investment, as long as the total cost of an investment does not exceed R2 billion within the African continent and R1 billion outside the African continent. Absent SARB approval, any amount in excess of the above limits must be financed overseas. We may also request SARB permission to utilize our total cash holdings to finance up to 10% of any excess cost of a new investment if the total cost of the investment exceeds the above fund export limits.

        The SARB also requires us to provide annual accounts for our foreign subsidiaries and to repatriate all or, if approved by the SARB, a portion of our foreign subsidiaries' profits.

  Investment in South African companies

        Inward investment.    A foreign investor may invest freely in shares in a South African company. Foreign investors may also sell shares in a South African company and transfer the proceeds out of South Africa without restriction. Acquisitions of shares or assets of South African companies by non-South African purchasers are not generally subject to review by the SARB when the consideration is in cash, but may require SARB review in certain circumstances, including when the consideration is equity in a non-South African company or when the acquisition is financed by a loan from a South African lender.

        Dividends.    There are no exchange control restrictions on the remittance in full of dividends declared out of trading profits to non-residents of the Common Monetary Area.

        Transfer of shares and ADSs.    Under South African exchange control regulations, our shares and ADSs are freely transferable outside South Africa among persons who are not residents of the Common Monetary Area. Additionally, where shares are sold on the JSE Securities Exchange on behalf of our shareholders who are not residents of the Common Monetary Area, the proceeds of such sales will be freely exchangeable into foreign currency and remittable to them. Any share certificates held by non-resident shareholders will be endorsed with the words "non-resident'. The same endorsement, however, will not be applicable to ADSs held by non-resident shareholders.

10.E    Taxation

South African Taxation

        The following discussion summarizes South African tax consequences of the ownership and disposition of shares or ADSs by a US holder (as defined below). This summary is based upon current South African tax law and the convention between the government of the United States and the Republic of South Africa for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital gains, signed 17 February 1997 (the Treaty). In addition, this summary is based in part upon representations of the Depositary, and assumes that each obligation provided for in, or otherwise contemplated by the Deposit Agreement and any related agreement, will be performed in accordance with its respective terms.

        The following summary of South African tax considerations does not address the tax consequences to a US holder that is resident in South Africa for South African tax purposes or whose holding of shares or ADSs is effectively connected with a permanent establishment in South Africa through which such US holder carries on business activities or, in the case of an individual who performs independent personal services, with a fixed base situated therein, or who is otherwise not entitled to full benefits under the Treaty.

        The statements of law set forth below are subject to any changes (which may be applied retroactively) in South African law or in the interpretation thereof by the South African tax authorities, or in the Treaty, occurring after the date hereof. For the purposes of the Treaty and South African tax law, a United States resident that owns Sasol ADSs will be treated as the owner of Sasol shares represented by such ADSs.

        Holders are strongly urged to consult their own tax advisors as to the consequences under South African, US federal, state and local, and other applicable laws, of the ownership and disposition of shares or ADSs.

  Taxation of dividends

        South Africa imposes a corporate tax known as Secondary Tax on Companies (STC) on the distribution of earnings in the form of dividends.

        South Africa does not impose any withholding tax or any other form of tax on dividends paid to US holders with respect to shares.

        Should South Africa decide in the future to impose a withholding tax on dividends paid to a US holder with respect to shares, the Treaty would limit the rate of this tax to 5% of the gross amount of the dividends, if a US corporate holder holds directly at least 10% of the voting stock of Sasol and 15% of the gross amount of the dividends in all other cases.

  Taxation of gains on sale or other disposition

        Prior to 1 October 2001, in the absence of a capital gains tax, gains realized on the sale or other disposition of shares held by a US holder as a capital asset were not subject to taxation in South Africa. From 1 October 2001, South Africa imposed a tax on capital gains, which only applies to South African residents. The meaning of the word "resident" is different for individuals and corporations and is governed by the South African Income Tax Act of 1962 (the Act) and by the Treaty. In terms of the Act and the Treaty, a US holder will not be subject to capital gains tax on the disposal of securities held as capital assets unless such securities constitute the assets of a permanent establishment in South Africa through which a US holder carries out business. In contrast, gains on the disposal of securities which are not capital in nature are usually subject to income tax. However, even in the latter case, a US holder will not be subject to income tax unless the US holder carries on business in South Africa through a permanent establishment situated therein. In such a case, this gain may be subject to tax in South Africa, but only so much as is attributable to that permanent establishment.

  Stamp duty and uncertified securities tax

        South African stamp duty is payable by the company on the issue of certificated shares at the rate of 0.25% of the higher of the consideration or the market value of the issue price. Uncertificated securities tax is payable in South Africa by the company in respect of the issue of dematerialized shares at the rate of 0.25% of the par value of such shares plus any premium payable. If the shares are of no par value, the payable rate is 0.25% of the greater of the actual consideration paid for the shares or the nominal value of the interest that such shares represent in the share capital of the company.

        On a subsequent registration or transfer of shares, stamp duty is generally payable for shares not sold through the JSE Securities Exchange and uncertificated securities tax, or UST, is generally payable for on-market transactions (shares sold through the JSE Securities Exchange in dematerialized form), each at 0.25% of the market value of the shares concerned. Stamp duty is payable in South Africa regardless of whether the transfer is executed within or outside South Africa. A transfer of a dematerialized share can only occur in South Africa.

        There are certain exceptions to the payment of stamp duty where, for example, the instrument of transfer is executed outside of South Africa and registration of transfer is effected in any branch register kept by the relevant company, subject to certain provisions set forth in the South African Stamp Duties Act of 1968. Although technically under the terms of current legislation it could be interpreted that transfers of ADSs between non-residents of South Africa could attract either stamp duty or UST, such transfers have not to date attracted either stamp duty or UST. However, if securities are withdrawn from the deposit facility or the relevant deposit agreement is terminated, either stamp duty or UST will be payable on the subsequent transfer of the shares. An acquisition of shares from the Depositary in exchange for ADSs representing the relevant underlying securities will also render an investor liable to pay South African stamp duty or UST in South Africa at the same rate as stamp duty or UST on a subsequent transfer of shares, upon the registration of the investor as the holder of the applicable shares on the company's register.

United States Taxation

  US federal income tax considerations

        The following is a general summary of the material US federal income tax consequences of the ownership and disposition of shares or ADSs to a US holder (as defined below) that holds its shares or ADSs as a capital asset. This summary is based on South African and US tax laws, as applicable, including the Internal Revenue Code of 1986, as amended (the Code), Treasury regulations, rulings, judicial decisions, administrative pronouncements, and the Treaty, all as currently in effect as of the date of this Registration Statement, and all of which are subject to change or changes in interpretation, possibly with retroactive effect. In addition, this summary is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement relating to the ADSs and any related agreement will be performed in accordance with its terms.

        This summary does not address all aspects of US federal income taxation that may apply to holders that are subject to special tax rules, including US expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities-broker dealers, investors that actually or constructively own 10% or more of the voting stock of Sasol, persons holding their shares or ADSs as part of a straddle, hedging transaction or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or similar derivative securities or otherwise as compensation, or persons whose functional currency is not the US dollar. Such holders may be subject to US federal income tax consequences different from those set forth below.

        As used herein, the term "US holder" means a beneficial owner of shares or ADSs that is (a) an individual citizen or resident of the United States for US federal income tax purposes; (b) a corporation or certain other entities created or organized in or under the laws of the United States or any state thereof; (c) an estate whose income is subject to US federal income taxation regardless of its source; or (d) a trust if a court within the United States can exercise primary supervision over the administration of the trust and one or more US persons are authorized to control all substantial decisions of the trust. If a partnership holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a US holder is a partner in a partnership that holds shares or ADSs, the holder is urged to consult its own tax advisor regarding the specific tax consequences of the ownership and disposition of the shares or ADSs.

        US holders should consult their own tax advisors regarding the specific South African and US federal, state and local tax consequences of owning and disposing of shares or ADSs in light of their particular circumstances as well as any consequences arising under the laws of any other taxing jurisdiction. In particular, US holders are urged to consult their own tax advisors regarding whether they are eligible for benefits under the Treaty.

        For US federal income tax purposes, a US holder of ADSs should be treated as owning the underlying shares represented by those ADSs. The following discussion (except where otherwise expressly noted) applies equally to US holders of shares and US holders of ADSs. Furthermore, deposits or withdrawals of shares by a US holder for ADSs will not be subject to US federal income tax.

  Taxation of dividends

        The gross amount of any distributions, including the amount of any withholding tax thereon, paid to a US holder by Sasol will be taxable as ordinary income to the US holder for US federal income tax purposes to the extent paid out of the current or accumulated earnings and profits of Sasol, as determined for US federal income tax purposes, based on the US dollar value of the distribution calculated by reference to the spot rate in effect on the date the distribution is actually or constructively received by the US holder, in the case of shares, or by the Depositary, in the case of ADSs. Distributions by Sasol in excess of current or accumulated earnings and profits will be treated first as a tax-free return on capital to the extent of a US holder's basis in the shares, thus reducing its adjusted tax basis in such shares, and, thereafter, as a capital gain. For foreign tax credit limitation purposes, dividends paid by Sasol will be income from sources outside the United States. Dividends paid by Sasol will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. At present, South Africa does not impose a withholding tax on dividends.

        The amount of any distribution paid in foreign currency will be included in the gross income of a US holder of shares in an amount equal to the US dollar value of the foreign currency calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the foreign currency is converted into US dollars. If the foreign currency is converted into US dollars on the date of receipt, a US holder of shares generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the foreign currency received in the distribution is not converted into US dollars on the date of receipt, a US holder of shares will have a basis in the foreign currency equal to its US dollar value on the date of receipt. Any gain or loss recognized upon a subsequent conversion or other disposition of the foreign currency will be treated as ordinary income or loss. In the case of a US holder of ADSs, the amount of any distribution paid in a foreign currency will be converted into US dollars by the Depositary upon its receipt. Accordingly, a US holder of ADSs generally will not be required to recognize foreign currency gain or loss in respect of the distribution.

  Taxation of capital gains

        If a holder is a resident of the United States for purposes of the Treaty, such holder will not be subject to South African tax on any capital gain if it sells or exchanges its shares. Special rules apply to individuals who are residents of more than one country.

        In general, upon a sale, exchange or other disposition of shares, a US holder will recognize capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realized on the disposition and the holder's tax basis, determined in US dollars, in the shares. Such gain or loss generally will be US source gain or loss, and will be treated as a long-term capital gain or loss if the holder's holding period in the shares exceeds one year at the time of disposition. The deductibility of capital losses is subject to significant limitations. If the US holder is an individual, any capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met.

        If a US holder receives foreign currency upon the sale of its shares, the holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of the shares and the date the sales proceeds are converted into US dollars, as described above in connection with the receipt of dividends.

  Passive foreign investment company considerations

        We believe that we will not be classified as a Passive Foreign Investment Company (a PFIC) for US federal income tax purposes, but this conclusion is a factual determination that must be made annually and thus may be subject to change. If we were to become a PFIC, the tax on distributions on our shares and on any gains realized upon the disposition of shares may be less favorable than as described herein. US holders should consult their own tax advisors regarding the application of the PFIC rules to their ownership of the shares.

  US information reporting and backup withholding

        Dividend payments made to a holder and proceeds paid from the sale, exchange, or other disposition of shares may be subject to information reporting to the IRS. US federal backup withholding generally is imposed at a current rate of 30% on specified payments to persons who fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US holders generally will not be subject to US information reporting or backup withholding. However, these holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain US-related financial intermediaries.

        Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder's US federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

10.F    Dividends and Paying Agents

        For information regarding payment of dividends and our dividend policy see "Item 10.B Memorandum and Articles of Association—Rights of holders of our securities" and "Item 8.A Consolidated Financial Statements and Other Financial Information", respectively.

        Dividends in respect of our ADSs are paid to our ADR holders by our Depositary, the Bank of New York. See "Item 12.D American Depositary Shares".

10.G    Statement by Experts

        Not applicable.

10.H    Documents on Display

        All reports and other information that we file with the SEC may be obtained, upon written request, from the Bank of New York, as Depositary for our ADSs at its Corporate Trust office, located at 101 Barclay Street, New York, New York 10286. These reports and other information can also be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. These reports may also be accessed via the SEC's website at www.sec.gov. Also, certain reports and other information concerning us will be available for inspection at the offices of The New York Stock Exchange. In addition, all the statutory records of the Company and its subsidiaries may be viewed at the registered address of the Company in South Africa.

10.I    Subsidiary Information

        Not applicable. For a list of our subsidiaries see Exhibit 8.1 to this registration statement on Form 20-F.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are an international integrated oil and gas group with substantial chemical interests that is exposed to various market risks associated with our underlying assets, liabilities and anticipated transactions. We continuously monitor these exposures and enter into derivative financial instruments to reduce these risks. We do not enter into derivative transactions on a speculative basis. All fair values, with the exception of the sensitivity analysis, have been determined using current market pricing models.

        The principal market risks (i.e. the risk of losses arising from adverse movements in market rates and prices) to which we are exposed are:

  •
  foreign exchange rates on foreign currency transactions as well as on assets and liabilities;

  •
  commodity prices, mainly crude oil prices; and

  •
  interest rates on debt and cash deposits.

Foreign Exchange Risk

        Our operations are denominated in various foreign currencies and consequently, we are exposed to exchange rate fluctuations that have an impact on our cash flows and financing activities. We manage our foreign exchange risks through our Group financing policies and the selective use of forward exchange contracts and cross currency options. We use foreign exchange contracts to reduce foreign currency exposures arising from imports into South Africa. Hedging of local exports is evaluated on a case-by-case basis.

        All forward exchange contracts are supported by underlying commitments or receivables.

        The following tables present maturity analyses of our forward exchange contracts and cross currency options at 30 June 2002.

Forward Exchange Contracts

								Fair Value gain/(loss) at
	Expected maturity date
								30 June 2002	25 June 2001
Rand Functional Currency	2003	2004	2005	2006	2007	Thereafter	Total

	(Rand in millions)
US$—contract amount	3,714	276	—	—	—	—	3,990	(228)	2
Average contractual exchange rate	11.1	12.1					11.2
euro—contract amount	1,716	101	—	—	—	—	1,817	123	(1)
Average contractual exchange rate	9.8	10.0					9.8
GBP—contract amount	317	7	—	—	—	—	324	20	1
Average contractual exchange rate	15.1	15.1					15.1
AUD—contract amount	7	2	—	—	—	—	9	—	—
Average contractual exchange rate	5.9	6.1					6.1
JPY—contract amount	198	—	—	—	—	—	198	(1)	(3)
Average contractual exchange rate	0.1						0.1
Buy US$/sell euro	2,636	—	—	—	—	—	2,636	(9)	—

Total	8,588	386					8,974	(95)	(1)

Cross currency options

								Fair Value gain/(loss) at
	Expected maturity date
								30 June 2002	25 June 2001
Cross currency options	2003	2004	2005	2006	2007	Thereafter	Total

	(Rand in millions—notional amounts)
Buy US$/sell euro	40	—	—	—	—	—	40	4	—
Average strike price (US$/euro)	0.9	—	—	—	—	—	0.9	—	—

Crude Oil Price Risk

        We make limited use of derivative instruments, including commodity swaps, options and futures contracts of short duration as a means of mitigating price and timing risks on crude oil and other energy-related product purchases and sales. In effecting these transactions, the Group entities concerned operate within procedures and policies designed to ensure that risks are minimized.

        The hedging transactions are linked to underlying physical deals and there are no significant losses or profits on these transactions.

        The following hedging instruments were in place in respect of crude oil futures at 30 June 2002:

								Fair Value gain/(loss) at
	Expected maturity date
								30 June 2002	25 June 2001
Oil Futures	2003	2004	2005	2006	2007	Thereafter	Total

	(Rand in millions)
Buy US$ Oil futures	79	—	—	—	—	—	79	(3)	—

Interest Rate Risk

        We monitor exposure to interest rate risk on borrowings and cash deposits on a continuous basis. At 30 June 2002, we had approximately R9.4 billion of total debt arrangements outstanding.

        The following is a breakdown of our long-term debt arrangements and a summary of fixed versus floating rate exposures.

								Fair Value gain/(loss) at
	Expected maturity date
								30 June 2002	25 June 2001
Liabilities—notional	2003	2004	2005	2006	2007	Thereafter	Total

	(Rand in millions)
Fixed rate (Rand)	1,231	28	29	18	13	268	1,587	1,580	1,836
Average interest rate	11.4%	10.9%	12.0%	14.4%	17.5%	10.9%	11.4%
Variable rate (Rand)	1,708	300	84	12	143	505	2,752	2,752	833
Average interest rate	12.3%	11.9%	11.2%	13.5%	10.8%	10.2%	11.8%
Variable rate (US$)	467	281	281	281	315	151	1,776	1,776	2,791
Average interest rate	5.1%	5.1%	5.1%	5.1%	5.1%	5.1%	5.1%
Variable rate (euro)	513	405	577	550	591	592	3,228	3,228	2,320
Average interest rate	4.8%	3.6%	3.7%	3.5%	3.6%	3.6%	3.8%
Variable rate (JPY)	16	—	—	—	—	—	16	16	—
Average interest rate	0.8%	—	—	—	—	—	0.8%

Total							9,359	9,352	7,906

        We enter into interest rate derivatives, particularly "interest rate swaps" to mitigate interest rate exposures and to achieve improved predictability of cash flows on a project-by-project basis.

        The following interest rate derivative contracts were outstanding at 30 June 2002:

								Fair Value gain/(loss) at
	Expected maturity date
								30 June 2002	25 June 2001
Oil Futures	2003	2004	2005	2006	2007	Thereafter	Total

	(Rand equivalent, in millions—notional amounts)
Fixed to variable (Rand, in millions)	—	—	—	—	—	109	109	9	11
Average pay rate						15.4%	15.4%
Average receive rate						17.6%	17.6%
Fixed to variable (US$, in millions)	—	—	965	—	—	—	965	(41)	1
Average pay rate			5.4%				5.4%
Average receive rate			2.0%				2.0%
Fixed to variable (euro, in millions)	—	—	1,793	—	—	—	1,793	(23)	(4)
Average pay rate			4.7%				4.7%
Average receive rate			3.6%				3.6%

Total								(55)	8

        Our South African operations are vulnerable to adverse changes in short-term domestic interest rates, as a result of the emerging market status of the South African money markets.

        At 30 June 2002, we were exposed to changes in interest rates on R4.8 billion. A change in interest rates of 100 basis points would therefore have an effect of R47.7 million on our profits.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A    Debt Securities

        Not applicable.

12.B    Warrants and Rights

        Not applicable.

12.C    Other Securities

        Not applicable.

12.D    American Depositary Shares

        The Bank of New York issues our ADRs in respect of our ADSs. Each ADS will represent an ownership interest in one share. The shares, or the right to receive shares, will be deposited by us with any of Nedbank Limited, French Bank of South Africa Limited, First National Bank, S.A., Societe Generale South Africa Limited or Standard Bank of South Africa, who each act as our custodian in Johannesburg, South Africa. Each ADS also represents securities, cash or other property deposited with The Bank of New York but not distributed to ADR holders. The Bank of New York's Corporate Trust office is located at 101 Barclay Street, New York, NY 10286. The principal executive office of the Depositary is located at One Wall Street, New York, NY10286.

        ADRs may be held either directly or indirectly through a broker or other financial institution. An ADR holder is the description for a person holding ADRs directly. Persons holding the ADRs indirectly must rely on the procedures of their respective brokers or other financial institutions to assert the rights of ADR holders described in this section. These indirect holders should consult with their broker or financial institution to find out what those procedures are.

        As The Bank of New York will actually hold title to the shares, the ADR holder must rely on it to exercise the rights of a shareholder. The obligations of The Bank of New York are set out in a deposit agreement among us, The Bank of New York and ADR holders. The agreement and the ADSs are generally governed by New York law.

        The following is a summary of the agreement. Because it is a summary, it does not contain all the information that may be important to ADR holders. For more complete information, the ADR holder should read the entire agreement and the ADR. Directions on how to obtain copies of these are provided in "Item 10.H. Documents on Display".

  Share dividends and other distributions

        The Bank of New York has agreed to pay to the ADR holder the cash dividends or other distributions it or the custodian receives on shares or other deposited securities after deducting its fees and expenses. ADR holders will receive these distributions in proportion to the number of shares their ADSs represent.

        Cash.    The Bank of New York will convert any cash dividend or other cash distribution we pay on the shares into US dollars, if it can do so on a reasonable basis, and can transfer the US dollars to the United States. If that is not possible or if any approval from the government of South Africa is needed and cannot be obtained, the agreement allows The Bank of New York to distribute Rand only to those ADR holders to whom it is possible to do so. It will hold the Rand it cannot convert for the account of the ADR holders who have not been paid. It may hold the Rand uninvested and it will not be liable for the interest.

        Before making a distribution, The Bank of New York will deduct any withholding taxes that must be paid under South African law. See "Item 10.E Taxation—United States Taxation—Taxation of dividends".

It will distribute only whole US dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York cannot convert the South African currency, the ADR holder may lose some or all of the value of the distribution.

        Shares.    The Bank of New York may distribute new ADRs representing any shares we may distribute as a dividend or free distribution, provided we furnish it promptly with satisfactory evidence that it is legal to do so. The Bank of New York will only distribute whole ADRs. It will sell shares, which would require it to use a fractional ADS, and distribute the net proceeds in the same way as it does with cash. If The Bank of New York does not distribute additional ADRs, each ADR will also represent the new shares.

        Rights to receive additional shares.    If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, The Bank of New York may make these rights available to the ADR holder. We must first instruct The Bank of New York to do so and furnish it with satisfactory evidence that it is legal to do so. If we do not furnish this evidence and/or give these instructions, and The Bank of New York decides it is practical to sell the rights, The Bank of New York will sell the rights and distribute the proceeds, in the same manner it deals with cash. The Bank of New York may allow rights that are not distributed or sold to lapse. In that case, the ADR holder will receive no value for them.

        If The Bank of New York makes rights available to ADR holders, upon instruction from the ADR holder, it will exercise the rights and purchase the shares on the ADR holder's behalf. The Bank of New York will then deposit the shares and issue ADRs to the holders. It will only exercise rights if the ADR holder pays to it the exercise price and any other charges the rights require the ADR holder to pay.

        US securities laws may restrict the sale, deposit, cancellation and transfer of the ADRs issued after exercise of rights. For example, the ADR holder may not be able to trade the ADRs freely in the United States. In this case, The Bank of New York may issue the ADRs under a separate restricted deposit agreement, which will contain the same provisions as the agreement, except for the changes needed to put the restrictions in place.

        Other distributions.    The Bank of New York will send to the ADR holder anything else we distribute on deposited securities by any means it thinks are legal, fair and practical. If it cannot make the distribution in that way, The Bank of New York has a choice. It may decide to sell what we distributed and distribute the net proceeds in the same manner as it deals with cash or it may decide to hold what we distributed, in which case the ADRs will also represent the newly distributed property.

        The Bank of New York is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADRs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADR holders. This means that ADR holders may not receive the distribution we make on our shares or any value for them if it is illegal or impractical for us to make them available to the ADR holders.

  Deposit, withdrawal and cancellation

        The Bank of New York will issue ADRs if the ADR holders or their brokers deposit shares or evidence of rights to receive shares with the Custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will register the appropriate number of ADSs in the names the ADR holder requests and will deliver the ADRs at its office to the persons the ADR holder requests.

        The ADR holders may turn in their ADRs at The Bank of New York's office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will deliver the underlying shares to an account designated by the ADR holder and any other deposited securities underlying the ADR at the office of the Custodian. Alternatively, at the ADR holder's request, risk and expense, The Bank of New York will deliver the deposited securities at its office.

  Voting rights

        The ADR holders may instruct The Bank of New York to vote the shares underlying their ADSs, but only if we ask The Bank of New York to ask for the ADR holders' instructions. Otherwise, the ADR holders will not be able to exercise their right to vote unless the ADR holder withdraws the underlying shares. However, the ADR holder may not know about the meeting in sufficient time to withdraw the shares.

        If we ask for the ADR holders' instructions, The Bank of New York will notify the ADR holder of the upcoming vote and arrange to deliver our voting materials to the ADR holder. The materials will describe the matters on which a vote is to be taken and notify the ADR holder that, on a certain date, the ADR holder may direct The Bank of New York to vote the shares or other deposited securities underlying the ADRs. For instructions to be valid, The Bank of New York must receive them on or before the date specified. The Bank of New York will try, as far as practical, subject to South African law and the provisions of our Articles, to vote or to have its agents vote the shares or other deposited securities as the ADR holder instructs.

        We cannot assure the ADR holders that they will receive the voting materials in time to ensure that the ADR holders can instruct The Bank of New York to vote their shares. In addition, The Bank of New York and its agents are not responsible for failing to carry out voting instructions or for that manner of carrying out voting instructions. This means that the ADR holders may not be able to exercise their right to vote and there may be nothing the ADR holders can do if their shares are not voted as the ADR holder requested.

  Fees and Expenses

$5.00 (or less) per 100 ADSs	Each issuance of an ADS, including as a result of a distribution of shares or rights or other property Each cancellation of an ADS, upon surrender of ADRs or if the agreement terminates

Registration or Transfer Fees	Transfer and registration of shares on the share register of the Foreign Registrar from the ADR holder's name to the name of The Bank of New York or its agent when the ADR holder deposits or withdraws shares

Expenses of The Bank of New York	Conversion of Rand to US dollars Cable, telex and facsimile transmission expenses Servicing of shares or deposited securities

Taxes and other governmental charges The Bank of New York or the Custodian are required to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

  Payment of taxes

        The Bank of New York may deduct the amount of any taxes or other governmental charges owed from any payments to the ADR holder, it may also sell deposited securities, by public or private sale, to pay any taxes or other governmental charges owed. The ADR holder will remain liable if the proceeds of the sale are not enough to pay the taxes. If The Bank of New York sells deposited securities, it will, if appropriate, reduce the number of ADRs to reflect the sale and pay to the ADR holder any proceeds, or send to the ADR holder any property remaining after it has paid the taxes.

  Reclassifications, recapitalizations and mergers

If we:	Then:
Change the nominal or par value of our shares, reclassify, split up or consolidate any of the deposited securities	The cash, shares or other securities received by The Bank of New York will become deposited securities
Distribute securities on the shares that are not distributed to the ADR holder	Each ADS will automatically represent its equal share of the new deposited securities
Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action
The Bank of New York may, and will if we request, distribute some or all of the cash, shares or other securities it received. It may also issue new ADSs or ask the ADR holder to surrender your outstanding ADRs in exchange for new ADRs, identifying the new deposited securities

  Amendment and termination

        We may agree with The Bank of New York to amend the Deposit Agreement and the ADSs without the ADR holder's consent for any reason. If the amendment adds or increases fees or charges, except for taxes and other governmental charges or registration fees or certain expenses or costs of The Bank of New York, or prejudices an important existing right of ADR holders, it will only become effective 30 days after The Bank of New York notifies the ADR holder of the amendment. At the time an amendment becomes effective, the ADR holders are considered, by continuing to hold their ADRs, to agree to the amendment and to be bound by the ADRs and the agreement as amended. The Bank of New York will terminate the agreement if we ask it to do so. The Bank of New York may also terminate the Deposit Agreement if The Bank of New York has told us that it would like to resign and we have not appointed a new Depositary bank within 90 days. In both cases, The Bank of New York must notify the ADR holder at least 90 days before termination.

        After termination, The Bank of New York and its agents will be required only to advise the ADR holder that the Agreement is terminated, and to collect distributions on the deposited securities and deliver shares and other deposited securities upon cancellation of ADRs. One year after termination, The Bank of New York will, if practical, sell any remaining deposited securities by public or private sale. After that, The Bank of New York will hold the proceeds of the sale, as well as any other cash it is holding under the agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It may not invest the money and will have no liability for interest. The Bank of New York's only obligations will be to account for the proceeds of the sale and other cash. After termination our only obligations will be with respect to indemnification and to pay certain amounts to The Bank of New York.

  Limitations on obligations and liability to ADR holders

        The Agreement expressly limits our and The Bank of New York's obligations and liabilities. We and The Bank of New York:

  •
  are only obligated to take the actions specifically set forth in the agreement without negligence or bad faith;

  •
  are not liable if either is prevented or delayed by law or circumstances beyond their control from performing their obligations under the agreement;

  •
  are not liable if either exercises, or fails to exercise, discretion permitted under the agreement;

  •
  have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the agreement on the ADR holder's behalf or on behalf of any other party; and

  •
  may rely upon any documents they believe in good faith to be genuine and to have been signed or presented by the proper party.

        In the agreement, we and The Bank of New York agree to indemnify each other under certain circumstances.

  Requirements for depositary actions

        Before The Bank of New York will issue or register transfer of an ADR, make a distribution on an ADR, or a withdrawal of shares, The Bank of New York may require:

  •
  payment of stock transfer or other taxes or governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

  •
  production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

  •
  compliance with regulations it may establish consistent with the Agreement, including presentation of transfer documents.

        The Bank of New York may refuse to deliver, transfer, or register transfers of ADRs generally when the books of The Bank of New York are closed, or at any time if The Bank of New York thinks it advisable to do so.

        The ADR holders have the right to cancel their ADRs and withdraw the underlying shares at any time except:

  •
  when temporary delays arise because:

  (a)
  The Bank of New York has closed its transfer books;

  (b)
  the transfer of shares is blocked to permit voting at a shareholders' meeting; or

  (c)
  the Company is paying a dividend on the shares;

  •
  when you or other ADR holders seeking to withdraw shares owe money to pay fees, taxes and similar charges; or

  •
  when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of shares or other deposited securities.

        This right of withdrawal may not be limited by any other provision of the agreement.

  Pre-release of ADRs

        In certain circumstances, subject to the provisions of the Agreement, The Bank of New York may issue ADRs before deposit of the underlying shares (pre-release of the ADR). The Bank of New York may also deliver shares upon cancellation of pre-released ADRs (even if the ADRs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to The Bank of New York. The Bank of New York may receive ADRs instead of shares to close out a pre-release. The Bank of New York may pre-release ADRs only under the following conditions:

  •
  before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York in writing that it or its customer owns the shares or ADSs to be deposited;

  •
  the pre-release must be fully collateralized with cash or other collateral that The Bank of New York considers appropriate; and

  •
  The Bank of New York must be able to close out the pre-release on not more than five business days' notice.

        In addition, The Bank of New York will limit the number of ADRs that may be outstanding at any time as a result of pre-release, although The Bank of New York may disregard the limit from time to time, if it thinks it is appropriate to do so.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

        Not applicable.

ITEM 16.    [RESERVED]

        Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

        The following consolidated financial statements, together with the auditors' report of KPMG Inc. and the other accountants are filed as part of this registration statement on Form 20-F:

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
30 JUNE 2002 AND 25 JUNE 2001

ITEM 19.    EXHIBITS

The following exhibits are filed as part of this registration statement:

1.1
Memorandum of Association of Sasol Limited

1.2
Articles of Association of Sasol Limited

2.1
Form of Deposit Agreement between Sasol Limited and The Bank of New York, as Depositary, and Owners and Holders of American Depositary Receipts

4.1
Management Share Incentive Scheme

8.1
List of Subsidiaries

KPMG Inc.
Melrose North, Johannesburg office	Mail address	Telephone +27 (11) 328 3000
Melrose Arch	Private Bag 9	Telefax +27 (11) 328 5910
34 Melrose Boulevard	Parkview	Docex 225 Randburg
Melrose North	2122 South Africa	Internet http://www.kpmg.co.za/
2196 South Africa

Report of the Independent Accountants

To the Board of Directors and Shareholders of Sasol Limited

We have audited the accompanying consolidated balance sheets of Sasol Limited and its subsidiaries (Group) as of 30 June 2002 and 25 June 2001, and the related consolidated income statements, statements of comprehensive income, cash flows and of changes in shareholders' equity for the years then ended. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Sasol Chemical Holdings International (Pty) Limited, a wholly-owned subsidiary, which statements reflect total assets constituting 34 percent and 31 percent and total turnover constituting 38 percent and 15 percent in the years ended 30 June 2002 and 25 June 2001 respectively, of the related consolidated totals. The financial statements of Sasol Chemical Holdings International (Pty) Ltd were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for Sasol Chemical Holdings International (Pty) Limited, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sasol Limited and its subsidiaries at 30 June 2002 and 25 June 2001 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG Inc.
Registered Accountants and Auditors

Johannesburg, South Africa
29 November 2002

A van der Lith	LP Fourie
Partner	Partner
KPMG Inc., a company incorporated under the South African Companies Act, is a member of KPMG International, a Swiss nonoperating association.
Registered Accountants & Auditors
Chairman and Senior Partner: TW Grieve*
Policy Board: TH Bashall  BG Bauer*  MWC Blomkamp  DR Broom*  AH Fandam  DT Folscher*  LP Fourie*
D Friedland  TH Hoole*  D Jackson*  RM Kgosana*  FB Leith*  TJ Louw*  GI Maile  WA McKenzie*  S Minne
AM Mokgabudi*  S Naidoo  CM Read  MD Smith  YGH Suleman  D van Heerden*  JM Vice*
* Members of Executive Committee
The Company's principal place of business is at KPMG Crescent, 85 Empire Road, Parktown, where a list of the directors' names is available for inspection.
Registration number 1999/021543/21

To the Board of
Directors and Shareholders of
Sasol Chemical Holdings International
(Pty) Limited

Report of Independent Accountants

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Sasol Chemical Holdings International (Pty) Limited and its subsidiaries (the "Company") at June 30, 2002 and June 30, 2001, and the results of their operations and their cash flows for the year ended June 30, 2002 and for the four month period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of Amercia, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Hamburg,
November 22, 2002

GmbH
Wirtschaftsprüfungsgesellschaft

B.-O. Lindemann	J. Diener
Wirtschaftsprüfer (German Public Accountant)	Wirtschaftsprüfer (German Public Accountant)

Geschäftsführer: WP RA StB Prof. Rolf Windmöller
Sitz: Frankfurt am Maln · Amtsgericht Frankfurt am Main HRB 45604
PwC Deutsche Revision is member of PricewaterhouseCoopers International, a Company limited by guarantee registered in England and Wales.

SASOL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

for the years ended

	Note	30 June 2002	30 June 2002	25 June 2001

		(US$ in millions)* (Unaudited)	(Rand in millions)

Sale of products		6,651	54,004	36,472
Services rendered		167	1,358	887
Commission and marketing income		38	305	277

Turnover		6,856	55,667	37,636
Other operating income		150	1,221	594
Net foreign exchange gains		76	620	189
Cost of products sold		(3,811)	(30,949)	(19,314)
Cost of services rendered		(70)	(569)	(468)
Selling and distribution costs		(529)	(4,296)	(2,108)
Administrative expenses		(525)	(4,265)	(2,658)
Other operating expenses		(395)	(3,205)	(3,641)

Operating costs and expenses		(5,330)	(43,284)	(28,189)
Operating profit	5	1,752	14,224	10,230
Other income/(expenses)
Dividends received		—	3	13
Interest received		28	226	215
Finance costs	6	(34)	(275)	(184)

Income before tax, earnings of equity accounted investees and minority interest		1,746	14,178	10,274
Income tax	7	(582)	(4,723)	(3,378)

Income after tax, before earnings of equity accounted investees and minority interest		1,164	9,455	6,896
Earnings of equity accounted investees		4	35	56
Minority interest		(6)	(56)	—

Earnings attributable to shareholders		1,162	9,434	6,952

Basic earnings per share (cents)	8	190	1,540	1,108
Diluted earnings per share (cents)	8	186	1,509	1,095

*
US Dollar information has been presented for the year ended 30 June 2002 on an unaudited basis solely for the convenience of the reader and is computed at the noon buying rate for customs purposes of 1US$/8.12 Rand, as reported by the Federal Reserve Bank of New York on 20 February 2003

The accompanying notes form an integral part of these consolidated financial statements.

SASOL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

At

	Note	30 June 2002	30 June 2002	25 June 2001

		(US$ in millions)* (Unaudited)	(Rand in millions)
Assets
Current assets
Cash and cash equivalents	9	159	1,291	1,218
Cash restricted for use	9	276	2,241	1,045
Trade, other receivables and prepaid expenses	10	1,198	9,725	9,791
Inventories	11	1,006	8,174	6,780
Deferred tax	7	2	14	—

Total current assets		2,641	21,445	18,834
Non-current assets
Investments in securities	12	59	477	55
Investments in equity accounted investees	13	359	2,914	1,984
Prepaid pension asset	22	86	700	792
Long-term receivables		123	1,000	971
Intangible assets	14	212	1,724	1,269
Property, plant and equipment	15	4,177	33,918	27,070
Deferred tax	7	39	315	183

Total non-current assets		5,055	41,048	32,324

Total assets		7,696	62,493	51,158

Liabilities and shareholders' equity
Current liabilities
Trade payables		543	4,410	4,564
Accrued expenses and other obligations	16	534	4,336	3,231
Bank overdraft		7	60	16
Short-term debt	17	477	3,875	3,004
Deferred revenue		1	6	59
Income tax payable		284	2,300	2,156
Deferred tax	7	—	—	73

Total current liabilities		1,846	14,987	13,103
Non-current liabilities
Long-term obligations, net of current portion	18	363	2,950	2,775
Long-term debt, net of current portion	19	668	5,424	4,890
Post retirement healthcare	22	230	1,867	1,579
Pension liability	22	90	729	482
Deferred tax	7	667	5,418	4,831

Total non-current liabilities		2,018	16,388	14,557

		3,864	31,375	27,660
Minority interests in consolidated subsidiaries		21	174	120
Shareholders' equity
Share capital and share premium—1,175,000,000 authorised ordinary shares of no par value. 666,868,725 shares (2001—664,979,525 shares) in issue and outstanding	20	341	2,772	2,648
Treasury shares—57,857,149 shares (2001—47,074,900 shares)	20	(422)	(3,429)	(2,409)
Retained earnings		3,690	29,961	22,851
Accumulated other comprehensive income		202	1,640	288

Total shareholders' equity		3,811	30,944	23,378

Total liabilities and shareholders' equity		7,696	62,493	51,158

Commitments and contingencies—see note 21

*
US Dollar information has been presented for the year ended 30 June 2002 on an unaudited basis solely for the convenience of the reader and is computed at the noon buying rate for customs purposes of 1US$/8.12 Rand, as reported by the Federal Reserve Bank of New York on 20 February 2003

The accompanying notes form an integral part of these consolidated financial statements.

SASOL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

for the years ended

	Note	30 June 2002	30 June 2002	25 June 2001

		(US$ in millions)* (Unaudited)	(Rand in millions)
Share capital and share premium
Balance at beginning of year		326	2,648	1,559
Issued during year		9	76	43
Employee share compensation		6	48	18
Conversion of convertible debentures		—	—	1,028

Balance at end of year	20	341	2,772	2,648
Treasury shares (at cost)
Balance at beginning of year		(296)	(2,409)	(1,290)
Repurchased during year		(126)	(1,020)	(1,119)

Balance at end of year	20	(422)	(3,429)	(2,409)
Retained earnings
Balance at beginning of year		2,814	22,851	17,554
Earnings attributable to shareholders		1,162	9,434	6,952
Dividends paid		(286)	(2,324)	(1,655)

Balance at end of year		3,690	29,961	22,851
Accumulated other comprehensive income
Balance at beginning of year		35	288	71
Translation of foreign entities, net of tax of R124 million (2001—R2 million)		172	1,395	217
Unrealised holding losses from cash flow hedging activities, net of tax of R22 million		(5)	(43)	—

Movement during year		167	1,352	217

Balance at end of year	23	202	1,640	288

Total shareholders' equity		3,811	30,944	23,378

Summary
Share capital and share premium		341	2,772	2,648
Treasury shares (at cost)		(422)	(3,429)	(2,409)
Retained earnings		3,690	29,961	22,851
Accumulated other comprehensive income		202	1,640	288

Total shareholders' equity		3,811	30,944	23,378

*
US Dollar information has been presented for the year ended 30 June 2002 on an unaudited basis solely for the convenience of the reader and is computed at the noon buying rate for customs purposes of 1US$/8.12 Rand, as reported by the Federal Reserve Bank of New York on 20 February 2003.

The accompanying notes form an integral part of these consolidated financial statements.

SASOL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended

	30 June 2002	30 June 2002	25 June 2001

	(US$ in millions)* (Unaudited)	(Rand in millions)
Cash flows from operating activities:
Earnings attributable to shareholders	1,162	9,434	6,952
Adjustments for non-cash items
Amortisation of intangible assets	18	146	83
Asset impairment charges	24	191	588
Deferred income taxes	(2)	(18)	(525)
Depreciation	466	3,784	2,332
Net income of equity accounted investees net of dividends received	(2)	(16)	(51)
Loss on disposal of fixed assets	1	7	82
Minority interest	7	56	—
Movement in provision for doubtful accounts	(6)	(52)	224
Provision for repayment of guarantee	25	205	—
Employee share compensation	6	48	18
Write down of inventory	5	43	1
Increase in long-term obligations, net of current portion	123	995	339
Increase in post-retirement healthcare	36	291	330
Net increase/(decrease) in pension liability and pre-paid pension asset	26	212	(138)
Changes in operating assets and liabilities, net of acquisitions
Increase in cash restricted for use	(147)	(1,196)	(1,045)
Decrease/(increase) in trade and other receivables	168	1,372	(1,922)
Increase in inventories	(24)	(198)	(733)
(Decrease)/increase in trade payables, accrued expenses and other obligations	(147)	(1,197)	2,104
(Decrease)/increase in deferred revenue	(8)	(63)	15
Cash utilised to settle long-term obligations	(146)	(1,182)	(75)
Benefits paid in respect of post-retirement healthcare	(10)	(81)	(48)
Employer contributions to pension funds	(13)	(104)	(39)
Increase in income tax payable	5	44	999

Net cash provided by operating activities	1,567	12,721	9,491
Cash flows from investing activities:
Purchase of property, plant and equipment	(892)	(7,247)	(3,156)
Purchase of intangible assets	(63)	(511)	(440)
Capitalised interest	(69)	(561)	(303)
Proceeds from sale of non-current assets	18	150	128
Decrease/(increase) in long-term receivables	4	31	(796)
Acquisition of businesses, net of cash acquired	—	—	(8,242)
Investment in equity accounted investees	(94)	(763)	(165)
Purchase of marketable securities and other investments	(49)	(400)	(4)

Net cash utilised in investing activities	(1,145)	(9,301)	(12,978)
Cash flows from financing activities:
Proceeds from borrowings	—	—	6,962
Repayment of debt	(100)	(807)	—
Distributions to minority interest holders	(1)	(11)	(44)
Proceeds from shares issued to minority interest holders	—	—	99
Proceeds from share options exercised	9	76	43
Purchase of treasury stock	(126)	(1,020)	(1,119)
Payment of dividends	(286)	(2,324)	(1,655)
Increase in bank overdraft	5	44	15

Net cash (utilised by)/generated from financing activities	(499)	(4,042)	4,301
Effect of foreign exchange rate changes on cash	86	695	(3)

Net increase in cash and cash equivalents	9	73	811
Cash and cash equivalents at beginning of year	150	1,218	407

Cash and cash equivalents at end of year	159	1,291	1,218

*
US Dollar information has been presented for the year ended 30 June 2002 on an unaudited basis solely for the convenience of the reader and is computed at the noon buying rate for customs purposes of 1US$/ 8.12 Rand, as reported by the Federal Reserve Bank of New York on 20 February 2003.

The accompanying notes form an integral part of these consolidated financial statements.

SASOL LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the years ended

	30 June 2002	30 June 2002	25 June 2001

	(US$ in millions)* (Unaudited)	(Rand in millions)
Comprehensive Income
Earnings attributable to shareholders	1,162	9,434	6,952
Other comprehensive income
Translation of foreign entities, net of tax of R124 million (2001—R2 million)	172	1,395	217
Unrealised holding losses from cash flow hedging activities, net of tax of R22 million	(5)	(43)	—

Net movement per statement of changes in equity	167	1,352	217

Comprehensive income	1,329	10,786	7,169

*
US Dollar information has been presented for the year ended 30 June 2002 on an unaudited basis solely for the convenience of the reader and is computed at the noon buying rate for customs purposes of 1US$/8.12 Rand, as reported by the Federal Reserve Bank of New York on 20 February 2003.

The accompanying notes form an integral part of these consolidated financial statements.

SASOL LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.    Nature of Business and Organisation

        Sasol Limited, the holding company of the Group, is domiciled in the Republic of South Africa and was listed on the JSE Securities Exchange South Africa on 31 October 1979.

        Sasol is an integrated oil and gas group with substantial chemical interests, based in South Africa and operating in 15 countries throughout the world. We provide liquid fuels in South Africa and are an international producer of chemicals. We use in-house technology for the commercial production of synthetic fuels and chemicals from low-grade coal and manufacture over 200 fuel and chemical products, which we sell in more than 90 countries. We also operate coal mines to provide feedstock for our synthetic fuel and chemical plants, manufacture and market synthetic gas and operate the only inland crude oil refinery in South Africa.

2.    Significant Accounting Policies

        The following accounting policies were applied by the Group in the preparation of its consolidated financial statements at and for the financial years ended 30 June 2002 and 25 June 2001.

Basis of preparation

        The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

        The Group's financial year-end was changed from 25 June to 30 June with effect from the financial year ended 30 June 2002. The change in year end had no material impact on the financial results.

Early adoption of Statements of Financial Accounting Standards (SFAS)

        In October 2001, the FASB issued SFAS 144—Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS 144 supersedes SFAS 121—Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, it retains many of the fundamental provisions of that statement. SFAS 144 also supersedes the accounting and reporting provisions of APB 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. It retains the requirement in APB 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. The Group decided to early adopt the provisions of SFAS 144 effective 26 June 2001. The adoption of SFAS 144 had no impact on the consolidated financial statements of the Group at the date of adoption.

Basis of consolidation

        The consolidated financial statements incorporate the accounts of Sasol Limited and all the entities in which the Group owns more than 50% of the voting rights, except where minority shareholders retain substantive participating rights. Entities in which the Group owns more than 50% of the voting rights, but minority shareholders retain substantive participating rights, are accounted for according to the equity method of accounting. Joint ventures and entities in which the Group holds 50% or less of the voting rights and has the ability to exercise significant influence are accounted for according to the equity method of accounting from the date of acquisition. Under the equity method, original investments are recorded at cost and adjusted by the Group's share of undistributed earnings or losses.

        Goodwill relating to equity accounted investees is included in the carrying value of the Group's investment in those entities. The amortisation of such goodwill is included in the equity accounted earnings of those entities. When impaired, the carrying value of the Group's investment in those entities is written down to its estimated fair value. The Group's share of results of equity accounted investees that have financial years within three months of the fiscal year-end of the Group, is included in the consolidated financial statements based on the results reported by those investees for their financial years. Adjustments are made for material transactions and events in the intervening period. There were no significant adjustments required to be made in respect of equity accounted investees which have financial year ends that are different to those of the Group.

        Inter-company transactions and balances are eliminated on consolidation to the extent of the Group's interest in these entities. The results of subsidiaries are included in the consolidated financial statements from the date of acquisition.

        Sasol Italy S.p.A, a wholly owned and consolidated subsidiary, has a statutory year end of 31 May and is included in the consolidated accounts up to that date. An adjustment to the Sasol Italy S.p.A financial statements to 30 June, the Group's year end, would not result in a material effect on the balance sheets and income statements.

Foreign currency

        The reporting currency of the Group is the Rand.

        The exchange rates used in preparation of the consolidated financial statements were as follows:

		30 June 2002	25 June 2001

Rand/US Dollar exchange rate	Closing	10.27	8.02
	Average	10.13	7.65
Rand/euro exchange rate	Closing	10.19	6.89
	Average	9.08	6.79

Foreign currency translation

        In respect of foreign operations with a functional currency other than Rand, assets and liabilities, which include fair value adjustments arising on acquisition, are translated into Rand at the rate of exchange ruling at the balance sheet date. Results of operations are translated at the average rate of exchange for the year. Exchange differences arising on translation are classified as a foreign currency translation adjustment in shareholder's equity and included in determining other comprehensive income.

        On sale of part or all of an investment in a foreign entity, the proportionate share of the related cumulative foreign currency translation deferred in shareholders' equity is recognised in the income statement.

        For foreign operations whose accounts are kept in local currency outside of South Africa but whose functional currency is the Rand, due to their activities being a direct and integral part or extension of the Group's South African operations, monetary assets and liabilities are translated into Rand using the rate of exchange ruling at balance sheet date. Non-monetary assets and liabilities that are stated at historical cost, are translated using the rate of exchange ruling at transaction date. Exchange differences arising on conversion of assets and liabilities are recognised in the income statement in the year in which they arise.

Foreign currency transactions

        Transactions in foreign currencies are stated at cost and are translated into the functional currency of the entity at the rate of exchange ruling at the transaction date.

        Monetary assets and liabilities in foreign currencies are translated into the functional currency at the rate of exchange ruling at the balance sheet date.

        Foreign exchange differences arising from the translation of monetary assets and liabilities are recognised in the income statement in the year in which the difference arises.

Cash and cash equivalents

        Cash and cash equivalents comprise cash on hand, demand deposits and short-term, highly liquid investments with a maturity of three months or less at the date of purchase. The carrying amount of cash and cash equivalents is stated at cost which approximates fair value.

Property, plant and equipment

        Property, plant and equipment is stated at cost to the Group, less accumulated depreciation and impairment. Land is not depreciated.

        Coal mining assets are depreciated using the units of production method over proven and probable reserves, not exceeding the estimated useful life of the mine.

        Other property, plant and equipment is depreciated on the straight-line method over its expected useful life. The depreciation rates applied are described in Note 15.

        The cost of self-constructed assets includes the cost of materials, direct labour and an appropriate allocation of production overheads. Expenditure incurred to replace or modify a significant component of plant is capitalised and any remaining book value of the component replaced is written off immediately. Other expenditure on plant renewal is expensed as incurred.

        Assets leased under capital lease agreements are capitalised with the equivalent amount being shown as a capital lease liability. The amount capitalised is the lower of the fair value of the leased asset and the present value of the minimum lease payments at the inception of the lease. Lease payments are allocated between capital repayments and interest charged to the income statement using the effective interest rate method. Capitalised leased assets are depreciated in the same manner as similar items of property, plant and equipment.

Intangible assets

        Intangible assets are stated at cost to the Group less accumulated amortisation and impairment. Amortisation rates applied are described in Note 14.

Goodwill

        Goodwill is stated at cost less accumulated amortisation and impairment. Goodwill is amortised on a straight-line basis over its expected useful life, not exceeding twenty years. The Company assesses the recoverability of goodwill by determining whether the amortisation of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows.

Software

        Purchased software and the direct costs associated with the customisation and installation thereof are capitalised and amortised on a straight-line basis from the date of commissioning over its expected useful life.

Patents and trademarks

        Purchased patents and trademarks are capitalised and amortised using a straight-line method over their expected useful lives. Expenditure incurred to extend the life of patents or trademarks is capitalised and amortised over the remaining expected useful life of the assets. Other expenditure is expensed as incurred.

Exploration expenditure

        The successful efforts method is used for oil and gas exploration and production activities. All costs for development wells, related plant and equipment, and proved mineral interests are capitalised. Costs of exploratory wells are capitalised pending determination of whether the wells result in the discovery of proven reserves. Costs of wells in respect of which proved reserves are identified remain capitalised. All other exploratory wells and costs are expensed as incurred.

        Mining exploration costs are expensed as incurred until completion of a final feasibility study supporting proven and probable reserves after which additional exploration expenditure is capitalised. In respect of producing mines or development properties, expenditures are capitalised only when excavation or drilling is for the purpose of extending reserves by converting mineralised material to proven and probable reserves, or for further delineation of existing proven and probable reserves.

Business combinations

        Acquisitions made by the Group are accounted for using the purchase method, whereby assets acquired and liabilities assumed are recorded at fair value, reflecting their condition at the date of acquisition. The difference between the cost of an acquisition and the fair value of the Group's interest in the net identifiable assets of an entity acquired at the date of acquisition is classified as goodwill.

Investments in securities

        Investments in marketable equity and debt securities are classified into one of three categories: held to maturity, available-for-sale, or trading securities.

        Investments in debt securities that the Group has the positive intent and ability to hold to maturity are classified as held to maturity and reported at amortised cost in the balance sheet.

        Marketable equity and debt securities that are purchased and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with changes in fair value reported in the income statement.

        Marketable equity or debt securities not classified as either held to maturity or trading securities are classified as available-for-sale securities and reported at fair value, with changes in fair value included in other comprehensive income until the investment is disposed of or impaired, at which point the cumulative change in fair value in respect of that investment is recognised in the income statement.

        The Group had no trading securities at 30 June 2002 or 25 June 2001.

        Unlisted investments, other than those accounted for under the equity method, are carried at cost.

Impairment of assets

        Assets are reviewed for impairment at least annually and whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets in use is measured by a comparison of the book value of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognised in the income statement is the excess of the book value over the fair value.

        Assets held for sale are reported at the lower of the carrying amount or fair value less selling costs.

Inventories

        Inventories are valued at the lower of cost and market value. Cost includes expenditure incurred in acquiring and transporting the inventory to its existing location and condition. Cost is determined as follows:

Crude oil and raw materials	First-in-first-out method (FIFO)
Process, maintenance and other materials	Weighted average purchase price
Work-in-progress	Allocation of labour, overhead and material costs incurred
Manufactured products	Production cost using the FIFO method

Trade and other receivables

        Trade and other receivables are stated at cost less provision for doubtful debts. Bad debts are written off during the year in which they are identified.

Long-term obligations

        An estimated loss from a contingent obligation is accrued as a liability when information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability incurred at the date of the financial statements and the amount of loss can be reasonably estimated.

        In respect of mining assets, rehabilitation costs are accrued over the life of the corresponding asset on the basis of units produced. Other environmental and site restoration obligations are accrued in accordance with SFAS 5—Accounting for Contingencies at the current estimated cost of restoration.

Trade and other payables

        Trade and other payables are stated at cost.

Comprehensive income

        Comprehensive income represents changes in shareholders' equity during the period under review excluding investments by and distributions to shareholders. The Group's comprehensive income comprises net income, unrealised gains and losses on available-for-sale securities, foreign currency translation adjustments and changes in the fair value of derivative instruments designated as cash flow hedges.

Dividends payable

        Dividends payable are recognised as a liability in the year in which they are declared.

Income tax

Current and deferred tax

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognised for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in income in the period in which that change occurs. Deferred tax assets are reduced by a valuation allowance to the amount that management believes is more likely than not to be realised.

Secondary Taxation on Companies (STC)

        STC is a tax levied by the South African National Revenue Fund on dividends declared and becomes payable to the National Revenue fund on declaration of a dividend. STC is recognised as an income tax expense when the related dividend is recognised as a liability.

Turnover

        Turnover is realised and earned when the risks and rewards of ownership have been transferred to the buyer and all of the following criteria have been met:

  •
  persuasive evidence of an arrangement exists;

  •
  delivery has occurred or services have been rendered;

  •
  the seller's price to the buyer is fixed or determinable; and

  •
  collectability is reasonably assured.

        Further descriptions of revenue recognition for the various revenue streams is included in Note 3—Segmental Analysis.

Shipping and handling fees

        Shipping and handling fees charged to customers are included in turnover and the related costs are included in cost of sales.

2.    Significant Accounting Policies (Continued)

Operating leases

        Lease payments under an operating lease are expensed over the lease term on a basis representative of the pattern of use of that asset.

Capitalisation of interest costs

        Interest costs are capitalised during the construction period of qualifying assets (an asset that necessarily takes a substantial period of time to get ready for its intended use or sale) and on the Group's investments in equity accounted investees while the investee has activities in progress necessary to commence its planned principal operations provided that the investee's activities include the use of funds to acquire qualifying assets for its operations. All other interest costs are expensed as incurred.

Research and development expenditure

        Research and development expenditure is expensed as incurred.

Derivative instruments

        Effective 26 June 2000, Sasol Limited adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS 137 and 138. SFAS 133 requires that all derivative instruments are recognised as assets or liabilities on the balance sheet and measured at fair value, regardless of the purpose or intent for holding them.

        Derivative instruments are financial instruments and other contracts:

  •
  which have one or more underlying (i.e. a specified interest rate, commodity price, foreign exchange rate or similar variable) and one or more notional amount (i.e. a number of currency units, shares or other units) or payment provision or both;

  •
  that require little or no initial net investment; and

  •
  whose terms require or permit net settlement.

        The Group uses derivative instruments for purposes other than trading to reduce its exposure to fluctuations in foreign currencies, interest rates, and commodity prices. The Group designates certain derivative financial instruments which hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction, as cash flow hedges when such derivative instruments effectively meet pre-determined criteria. In instances in which a derivative instrument is designated as a cash flow hedge, the effective part of any change in fair value of the derivative instrument is recognised in other comprehensive income through the statement of changes in shareholders' equity until the hedged item is recognised in the income statement. The ineffective part of any change in fair value is recognised in the income statement immediately.

        All other derivative instruments are measured at fair value at each reporting date with the resulting change in fair value immediately recognised in the income statement.

        For periods prior to 26 June 2000, the Group's derivative financial instruments were accounted for together with the underlying business transactions. Gains and losses on these derivative financial instruments were deferred and recognised as a component of the related transactions when recorded. No transitional adjustments were recorded on adoption of SFAS 133 as there was no significant effect on the Group's results.

        Further information on the Group's financial instruments is included in Note 24.

Employee benefits

Pension plan

        The Group operates defined benefit and defined contribution pension plans for all of its employees. Contributions to the defined contribution pension plans are expensed as incurred. Any amounts due but not paid are included in the balance sheet as a liability.

        Defined benefit plan pension expenses are calculated in accordance with SFAS 87—Employers' Accounting for Pensions and recorded as such. The projected unit credit method is used to determine the accrued benefit obligations based on completed service and to measure the plans' assets at fair value.

        Actuarial valuations are prepared annually using a market-related discount rate and an individual best-estimate approach for the other assumptions that are pertinent to valuing the accrued obligations. The actuarial gains and losses that emerge when individual plan's experience differs from the assumptions made are accumulated and amortised if they exceed 10% of the greater of the projected benefit obligation or the market-related value of plan assets of the associated plan. Prior service costs or credits that arise from plan amendments are amortised by assigning an equal amount to each future period of service of each employee active at the date of the amendment who is expected to receive benefits under the plan. Where all or almost all of the plan's participants are inactive, the costs of retroactive plan amendments are amortised based on the remaining life expectancy of those participants.

        The amount recorded in the balance sheet is the accumulated difference between the pension expense and the contributions paid in respect of that plan. The balance sheet provision or prepayment will differ from the funded status of the plan to the extent that there are unamortised gains or losses or prior service costs or credits.

        It was not feasible to apply SFAS 87 on the effective date of 30 June 1989 as SFAS 87 calculations were made by the Group for the first time at 25 June 2000. It has been determined that the remaining unrecognised net transitional asset or obligation would have been recognised prior to 25 June 2000, had SFAS 87 been implemented in 1989. Accordingly, as at 25 June 2000 the full amount of the surplus or obligation related to the respective funds has been recognised as a prepayment or liability in the balance sheet.

Post-retirement healthcare

        Post-retirement healthcare expenses are calculated in accordance with SFAS 106—Employers' Accounting for Post-retirement Benefits Other Than Pensions and recorded as such. The projected unit credit method is used to determine the accrued benefit obligations based on completed service. The post-retirement healthcare plans are unfunded.

        An actuarial valuation is prepared annually using a market-related discount rate and an individual best-estimate approach for the other assumptions that are pertinent to valuing the accrued obligations. The actuarial gains and losses that emerge when the plans' experience differs from the assumptions made are recognised in the period in which they arise, as permitted by SFAS 106. Prior service costs or credits that arise from plan amendments are amortised by assigning an equal amount to each future period of service of each employee active at the date of the amendment who is expected to receive benefits under the plan.

        The amount recorded in the balance sheet will differ from the Accumulated Projected Benefit Obligation (APBO) to the extent there are unamortised prior service costs or credits.

        It was not feasible to apply SFAS 106 on the effective date of 30 June 1995 as SFAS 106 calculations were made for the first time at 25 June 2000. SFAS 106 provides that the transitional amount can be recognised immediately or on a delayed basis, Sasol has recognised the full APBO at 25 June 2000.

Equity and equity-related compensation benefits

        The Sasol Share Incentive Scheme allows certain Group employees the option to acquire shares in Sasol Limited over a prescribed period. The exercise price of these options equals the market price of the underlying shares on the trading day immediately preceding the granting of the option.

        The Group applies the intrinsic value-based method of accounting prescribed by the Accounting Principles Board (APB) Opinion 25—Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation 44, Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion 25, to account for its share option plans. Under this method, compensation expense is measured as the excess of the market value of the share over the exercise price at the date on which are known both (1) the number of shares that an individual employee is entitled to receive and (2) the exercise price, and is recorded over the vesting period.

        SFAS 123—Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS 123, the Group has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS 123.

Treasury Shares

        When Sasol Limited's shares are repurchased the amount paid, including directly attributable costs, is recorded as a deduction from total shareholders' equity.

Use of Estimates

        We have prepared the financial statements in conformity with accounting principles generally accepted in the United States of America. These statements require Group management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of turnover and expenses during the reporting period. Actual results could differ from those estimates.

Segmental reporting

        The Group's primary reporting segments are:

  •
  Sasol Mining

  •
  Sasol Synfuels

  •
  Sasol Oil and Gas

  •
  Sasol Chemical Industries (including Sasol Chemie)

  •
  Classified as "Other Group companies" in the segment report:

  —
  Sasol Technology

  —
  Sasol Petroleum International

  —
  Sasol Synfuels International

  —
  Sasol Financing

        Segmental analysis is reported on a reporting segment basis using a management approach. This approach is based on the way management organises segments within the Group for making operating decisions and assessing performance. Additional geographical disclosure is provided. Segment results have been reported for the years presented and are described in Note 3.

Convenience translation to United States dollars

        The functional currency of Sasol Limited and reporting currency of the Group is Rand. This currency reflects the economic substance of the underlying events and circumstances of the company. Solely for the convenience of the reader, US Dollar information has been presented on an unaudited basis for the 2002 Consolidated Income Statement, Consolidated Balance Sheet, Consolidated Statement of Changes in Shareholders' Equity, Consolidated Statement of Cash Flows, and Consolidated Statement of Comprehensive Income. The convenience translations should not be construed as representing the amounts that would have been reported, had the company used the US Dollar as its reporting currency, nor should they be construed as representing the US Dollar amounts in which the reported Rand amounts have been, or could be converted.

Recent Accounting Pronouncements

        The following recent accounting pronouncements applicable to the Group have been issued by the Financial Accounting Standards Board (FASB):

Pronouncement	Date issued
SFAS 141—Business Combinations	July 2001
SFAS 142—Goodwill and Other Intangible Assets	July 2001
SFAS 143—Accounting for Asset Retirement Obligations	July 2001
SFAS 145—Rescission of SFAS 4, 44,64 and amendment to SFAS 13 and 64	April 2002
SFAS 146—Accounting for Cost Associated with Exit or Disposal Activities	June 2002

        In July 2001, the FASB issued SFAS 141—Business Combinations and SFAS 142—Goodwill and Other Intangible Assets. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated or completed after 30 June 2001. SFAS 141 specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognised and reported apart from goodwill. SFAS 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortised, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with estimable useful lives be amortised over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 144. Sasol adopted the provisions of SFAS 141 for all business combinations after 30 June 2001 and is required to adopt SFAS 142 with effect from 1 July 2002.

        For the year ended 30 June 2002, goodwill and intangible assets determined to have an indefinite useful life acquired in a purchase business combination completed after 30 June 2001 were not amortised, but continued to be evaluated for impairment in accordance with APB 17—Intangible Assets; goodwill and intangible assets acquired in business combinations completed before 1 July 2001 continued to be amortised and tested for impairment in accordance with APB 17.

        SFAS 141 will require, upon adoption of SFAS 142, that the Group evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and make any necessary reclassifications in order to conform with the new criteria in SFAS 141 for recognition apart from goodwill. Upon adoption of SFAS 142, the Group will be required to reassess the useful lives and residual values of all intangible assets acquired and make any necessary amortisation period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Group will be required to test the intangible asset for impairment in accordance with the provisions of SFAS 142 within the first interim period.

        Any impairment loss will be measured as of the date of adoption and recognised as the cumulative effect of a change in accounting principle in the first interim period.

        SFAS 142 will also require the Group to perform an assessment of whether there is an indication that goodwill (and goodwill of equity accounted investees) is impaired at the date of adoption. To accomplish this, the Group must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Group will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, an indication exists that the reporting unit goodwill may be impaired and the Group must perform the second step of the transitional impairment test. In the second step, the Group must compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which would be measured as of the date of adoption. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognised and unrecognised) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS 141. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognised as the cumulative effect of a change in accounting principle in the Group's statement of income.

        As of the date of adoption on 1 July 2002, the Group had unamortised goodwill in the amount of R46 million and unamortised identifiable intangible assets in the amount of R1,678 million, both of which will be subject to the transition provisions of SFAS 141 and SFAS 142. Amortisation expense related to goodwill was R nil (2001—R 1 million). Currently, we are in the process of finalising our transitional impairment analysis under SFAS 142, in terms of which we have identified that approximately R22 million of the goodwill balance of R46 million relates to a customer base and this amount will be reclassified as a finite-lived other intangible asset upon transition. We do not believe that any transitional impairment charge will be recorded on the remaining R24 million of goodwill.

        SFAS 143 provides authoritative guidance for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement requires that the fair value of a liability for an asset retirement obligation be recognised in the period in which it is incurred, if estimable, concurrent with an increase in the related asset's carrying value. The increase in the related asset's carrying value is amortised to income over it's useful life. The discount associated with the liability is accreted into income over the related asset's useful life. Sasol shall recognise the cumulative effect of adoption of this standard as a change in accounting principle, equal to the difference between the retirement obligation accrued prior to adoption and the retirement obligation subsequent to adoption. SFAS 143 is effective for the Group with effect from 1 July 2002 and Sasol is currently assessing the effect of adopting this standard.

        In April 2002, the FASB issued SFAS 145—Rescission of FASB Statements No.4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements.

        The provisions of SFAS 145 related to the rescission of SFAS 4 shall be applied by the Group in its fiscal year beginning on 1 July 2002. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB 30 for classification as an extraordinary item shall be reclassified. In addition, the statement requires sales-leaseback accounting for certain lease modifications that have economic effects that are similar to sales-leaseback transactions. There are numerous other modifications to existing authoritative guidance under this standard. Certain of the provisions of SFAS 145 related to SFAS 13 are effective for transactions occurring after 15 May 2002. These provisions had no material impact on the Group's consolidated financial statements at and for the year then ended. The remaining provisions of SFAS 145 will be effective for the year ending 30 June 2003; however, early adoption is encouraged. SFAS 145 is not expected to have a material impact on the Group's financial results.

        SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and replaces Emerging Issues Task Force (EITF) Issue 94-3—Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs incurred in a Restructuring). This standard will require companies to recognise costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 is effective for exit or disposal activities that are initiated after 31 December 2002, however early application is encouraged. SFAS 146 is applied prospectively upon adoption and is not expected to have a material impact on the Group's financial results.

3.    Segmental Analysis

Reporting Segments

        The Group has four main reportable segments that comprise the structure used by senior management to make key operating decisions and assess performance. These are Sasol Mining, Sasol Synfuels, Sasol Oil and Gas and Sasol Chemical Industries.

        The Group reportable segments are operating segments that are differentiated by the activities that each undertakes and the products they manufacture and market. They are managed separately because each business utilises different technology, manufacturing and marketing strategies.

        The Group evaluates the performance of its reportable segments based on operating profit. The Group accounts for intersegment sales and transfers as if the sales and transfers were entered into under the same terms and conditions as would have been entered into in a market related transaction.

        The amount of each segment item reported is the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance. The measurements of reportable segments' profitability and assets are reconciled to the amounts reported in the Group's consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America.

Sasol Mining

        Sasol Mining's activities include the mining and supplying of coal to Sasol Synfuels, Sasol Chemical Industries and to third parties.

        Turnover on external sales is recognised upon delivery of the coal to the customer, which in accordance with the related contract terms is the point at which the risks and rewards of ownership passes to the customer. Shipping and handling costs are included in turnover when billed to customers in conjunction with the sale of a product. The related costs of sales are recognised in the same period as the supply of the coal and include any shipping and handling costs incurred.

        All intersegment sales are conducted at market related prices. Intersegment turnover is recognised on the same basis as external turnover.

Sasol Synfuels

        Sasol Synfuels' activities include the production of synthesis gas from coal, supplied by Sasol Mining, using in-house technology to convert this into a wide range of liquid fuels and petrochemicals. Sasol Synfuels also provides chemical feedstock to the Sasol Chemical Industries operations located in Secunda.

        Intersegment turnover of chemical feed streams is recognised when the risks and rewards of ownership are transferred to the receiving segment. In accordance with the contractual arrangements with these operating segments, the risks and rewards of ownership pass when the product stream passes the flow meter used for measuring consumption. No shipping and handling costs are incurred as the receiving segments are part of the same manufacturing complex as Sasol Synfuels.

        The sale of finished goods is managed through marketing companies within the Group who are responsible for selling the total production of that particular product to third parties. Turnover from these sales are recorded by Sasol Synfuels and a management fee is paid to those marketing companies. Turnover is recognised when the risks and rewards of ownership pass to the customer which is when the goods have passed over the appropriate weigh bridge or flow meter.

Sasol Oil and Gas

        Sasol Oil and Gas is responsible for the Group's crude oil refining activities and for marketing all liquid fuels and gas manufactured in the Group.

        Turnover derived from the supply of fuel oil and gas is recognised upon delivery of the product to the customer, which in accordance with the related contract terms is when ownership passes to the customer. Measurement of turnover derived from the supply of gas is determined as measured at Sasol's outlet flange on the customer's premises. Measurement of turnover from the supply of fuel oil is determined based on measurement through a flow-meter into the customers' tanks.

        Shipping and handling costs are included in turnover when billed to customers in conjunction with the sale of a product. The related costs of sales are recognised in the same period as the turnover.

        Sasol Oil provides marketing services to Sasol Synfuels in exchange for a fixed monthly management fee determined on the basis of the services provided. Turnover on the marketing fee is recognised on a monthly basis as services are being performed.

Sasol Chemical Industries

        Sasol Chemical Industries segment activities focus on the manufacturing and distribution of petro-chemical products.

        Revenue recognition is determined in accordance with the contractual agreements entered into with customers. A brief summary of these terms is as follows:

Delivery terms:	Risks and rewards of ownership pass to the customer:

Ex- Tank sales	when products are loaded into the customer's vehicle
Carriage Paid To (CPT)	on delivery of products to a specified location
Free on Board (FOB)	when products are loaded into the transport vehicle—customer is responsible for shipping and handling costs
Cost Insurance Freight (CIF) and Cost Freight Railage (CFR)	when products are loaded into the transport vehicle—seller is responsible for shipping and handling costs which are included in the selling price
Proof of Delivery (POD)	when products are delivered to and signed for by the customer
Consignment Sales	as and when products are consumed by the customer

        Turnover derived from the supply of chemical products is recognised upon delivery of the product to the customers, which in accordance with the related contract terms is the point at which the risks and rewards of ownership pass to the customer. The related cost of sales is recognised in the same period as turnover.

Other Group companies

        Other group companies include the Group's treasury, gas-to-liquids technology, upstream exploration and production activities, research and development activities and central administration activities.

3.    Segmental Analysis (Continued)

        The results of the reporting segments were as follows:

		Year ended 30 June 2002		Year ended 25 June 2001
	Notes	Turnover (external)	Operating profit	Turnover (external)	Operating profit

		(Rand in millions)
Sasol Mining		1,239	1,340	784	531
Sasol Synfuels		12,620	8,048	12,257	7,787
Sasol Oil and Gas		6,085	1,840	7,078	1,309
Sasol Chemical Industries		41,340	3,686	21,145	1,378
Other Group companies		294	(19)	25	(232)

Total segments		61,578	14,895	41,289	10,773
Reconciliation of segment information to consolidated financial statements
Adjustments:
Depreciation of interest capitalised	1	—	(111)	—	(99)
Post-retirement healthcare	2	—	(145)	—	(179)
Research and development costs expensed	3	—	(21)	—	(127)
Derivatives	4	—	(190)	—	4
Foreign currency translation	5	—	311	—	60
Impairment	6	—	(47)	—	117
Provision for guarantee payable	6	—	(205)	—	—
Revenue recognition	7	(1,867)	25	(429)	(24)
Reversal of proportionate consolidation	8	(2,288)	(145)	(3,371)	(239)
Business combinations	9	(2,131)	(108)	—	—
Other		375	(35)	147	(56)

As reported in consolidated income statements		55,667	14,224	37,636	10,230

        The assets of the reporting segments were as follows:

	Notes	2002 Total assets	2001 Total assets

		(Rand in millions)
Sasol Mining		3,665	4,149
Sasol Synfuels		8,276	6,677
Sasol Oil and Gas		5,073	3,607
Sasol Chemical Industries		43,362	32,909
Other Group companies		3,481	2,733

Total segments		63,857	50,075
Reconciliation of segment information to consolidated financial statements
Adjustments:
Capitalisation of interest	1	1,735	1,314
Research and development costs expensed	3	(253)	(224)
Reversal of proportionate consolidation	8	(1,455)	(1,045)
Business combinations	9	(3,173)	23
Pension asset	10	468	472
Entities not consolidated	11	638	532
Deferred tax asset classification	12	329	183
Capital leases	13	367	19
Other		(20)	(191)

As reported in consolidated balance sheets		62,493	51,158

Notes on the reconciliation of segment information to the consolidated financial statements

1.    Capitalisation and depreciation of interest capitalised

        For management reporting purposes, interest is expensed as incurred. Under US GAAP, interest on borrowings incurred during the acquisition or construction period of qualifying assets is capitalised as part of the cost of those assets and depreciated over the life of those assets.

2.    Post-retirement healthcare

        For management reporting purposes the actuarial valuations were used to account for the employer's contributions based post-retirement healthcare liability. US GAAP required that these actuarial valuations include both employer's share of contributions and the required cross-subsidy.

3.    Research and development costs expensed

        For management reporting purposes, research costs are expensed while certain development costs on capital projects are capitalised. US GAAP requires that these development costs be expensed as incurred.

4.    Derivatives

        For management reporting purposes, hedge accounting was applied to derivative instruments relating to capital projects and long-term loans. In terms of US GAAP, the hedge accounting criteria for the derivative instruments in respect of capital projects was not met and thus this hedge accounting was reversed.

5.    Foreign currency translation

        Certain entities were classified as self-contained foreign entities for management reporting purposes but do not meet the criteria for such classification under US GAAP. As a result, the translation gains and losses arising on translation of monetary assets and liabilities of these entities were recognised in the income statement.

6.    Impairment

        For management reporting purposes, an asset is considered to be impaired when its carrying value exceeds the discounted estimated future cash flows relating to that asset, whereas under US GAAP an impairment review is required to be performed on an undiscounted basis. This has resulted in certain impairments recognised for management reporting purposes being reversed under US GAAP for the year ended 25 June 2001. In addition, as more fully described in note 13, events which occurred subsequent to year end resulted in the Group reassessing its impairment of Sasol DHB, recognising a further impairment of R47 million and an additional R205 million related to the repayment of a loan from a third party to Sasol DHB for the year ended 30 June 2002.

7.    Revenue recognition

        For management reporting purposes, certain revenue recognised under return stream arrangements were included in turnover. However, under US GAAP these revenues were presented net of the related costs. In addition certain changes in the timing of revenue recognition for US GAAP purposes resulted in an adjustment to operating profit.

8.    Reversal of proportionate consolidation

        Proportionate consolidation is applied with respect to joint ventures for management reporting purposes. Under US GAAP, the equity method of accounting is applied. Adjustments in respect of equity accounting are included in other.

9.    Business combinations

        The principal difference between the segment result and that recorded under US GAAP is that, for management reporting purposes Schümann Sasol was consolidated from 1 January 2002 but equity accounted under US GAAP for the year ended 30 June 2002. Other smaller adjustments relating to business combinations were also recognised.

10.  Pension asset

        For management reporting purposes, the amount of the pension asset recognised was limited to the amount expected to be utilised through pension fund contribution holidays. Under US GAAP the total value of the pension asset has been recognised in the balance sheet as described in note 22.

11.  Entities not consolidated

        For management reporting purposes certain entities were not considered to be significant and were thus not consolidated. In terms of US GAAP, these entities were consolidated.

12.  Deferred tax asset classification

        For management reporting purposes, deferred tax is shown as a net liability. US GAAP requires that the current and non-current deferred tax amounts be shown separately by jurisdiction as either net assets or net liabilities.

13.  Capital leases

        Certain leases classified as operating leases for management reporting purposes were classified as capital leases under US GAAP as they met the requirements for capitalisation.

3.    Segmental Analysis (Continued)

        Additional segment information used for management reporting purposes was as follows:

2002	Sasol Mining	Sasol Synfuels	Sasol Oil and Gas	Sasol Chemical Industries	Other Group companies	Total segments

	(Rand in millions)
Turnover
—External	1,239	12,620	6,085	41,340	294	61,578
—Intersegment	3,651	3,959	121	1,046	637	9,414

Total	4,890	16,579	6,206	42,386	931	70,992

Elimination						(9,414)

Consolidated turnover						61,578

Impairment	—	24	—	114	—	138
Additions to PPE*	451	1,131	1,398	3,975	990	7,945
Capital commitments	427	1,869	6,724	2,898	12,144	24,062
Depreciation	523	713	179	2,677	25	4,117

2001

	(Rand in millions)
Turnover
—External	784	12,257	7,078	21,145	25	41,289
—Intersegment	2,988	3,639	112	1,182	524	8,445

Total	3,772	15,896	7,190	22,327	549	49,734

Elimination						(8,445)

Consolidated turnover						41,289

Impairment	45	—	—	583	35	663
Additions to PPE*	440	769	363	1,928	157	3,657
Capital commitments	234	1119	879	4,260	1,057	7,549
Depreciation	346	630	153	1,195	15	2,339

*
Property, plant and equipment.

        As a result of the complexity of the Sasol Chemical Industries segment, a detailed analysis of this segment is provided below.

2002	Sasol Chemie	Sasol Olefins and Surfactants South Africa	Sasol Solvents South Africa	Sasol Nitron division	Sasol Polymers	Other chemical divisions	Sasol Chemical Industries

	(Rand in millions)
Turnover
—External	22,514	1,345	2,924	3,984	5,580	4,993	41,340
—Inter-and intra-segment	336	86	510	376	115	2,082	3,505

Total	22,850	1,431	3,434	4,360	5,695	7,075	44,845

Elimination of intra-segment turnover							(2,459)

Segment turnover							42,386

Operating profit	957	343	701	359	922	404	3,686
Impairment	—	—	—	93	1	20	114
Additions to PPE*	1,456	683	958	103	420	355	3,975
Capital commitments	845	41	1,582	66	128	236	2,898
Depreciation	1,705	53	54	128	385	352	2,677

2001

	(Rand in millions)

Turnover
—External	6,102	1,271	2,248	3,351	4,866	3,307	21,145
—Inter-and intra-segment	25	34	182	336	78	1,961	2,616

Total	6,127	1,305	2,430	3,687	4,944	5,268	23,761

Elimination of intra-segment turnover							(1,434)

Segment turnover							22,327

Operating profit	204	297	349	210	542	(224)	1,378
Impairment	—	—	117	—	—	466	583
Additions to PPE*	358	415	435	126	411	183	1,928
Capital commitments	1,737	633	990	33	684	183	4,260
Depreciation	373	49	49	113	247	364	1,195

*
Property, plant and equipment.

Geographic Segments

        In terms of geographic segmental analysis, income statement items and trade receivables are reported by location of customer and other assets by the location of the operating activities. The principal geographic markets and operating activities are in South Africa, North America and Europe. Within the principal geographic market of Europe, the majority of assets are located in Germany, Italy and the Netherlands and external turnover and operating profit are derived mainly from Germany, France, Italy, the Netherlands and the United Kingdom. Within the principal geographic market of North America, the vast majority of assets are located in and external turnover and operating profit are derived from the United States of America. It is currently impracticable to provide the geographic segment disclosures on a country specific basis.

2002	Turnover (external)	Operating Profit	Total Assets	Additions to PPE	Capital Commitments

	(Rand in millions)
South Africa	26,735	12,226	32,538	5,399	8,735
Rest of Africa	2,079	13	2,046	563	10,099
Europe	17,807	1,485	15,703	844	721
Middle East	1,425	182	707	224	4,299
Far East	989	318	88	—	—
North America	10,085	531	10,372	728	142
South America	675	63	147	—	—
Southeast Asia and Australasia	1,783	77	2,256	187	66

	61,578	14,895	63,857	7,945	24,062

2001	Turnover (external)	Operating Profit	Total Assets	Additions to PPE	Capital Commitments

	(Rand in millions)
South Africa	25,829	9,354	28,469	2,975	4,386
Rest of Africa	1,773	100	1,011	44	743
Europe	6,476	442	11,739	184	1,336
Middle East	737	135	234	7	214
Far East	703	206	33	—	—
North America	4,170	447	7,939	209	405
South America	521	56	216	10	—
Southeast Asia and Australasia	1,080	33	434	228	465

	41,289	10,773	50,075	3,657	7,549

4.    Acquisition of businesses

2002 Acquisitions

        There were no significant acquisitions during 2002.

2001 Acquisitions

        Effective 1 March 2001, the Group purchased all the chemical activities of RWE-DEA Aktiengesellschaft fur Mineraloel und Chemie, Hamburg ("RWE-DEA"). The acquired Group was renamed Sasol Chemie. The aggregate cash purchase price and assumed net debt was approximately R8,278 million. The acquired business is primarily engaged in the production and marketing of fatty alcohols, linear alkyl benzenes (LAB's), paraffins, aluminas, zeolites, surfactants and solvents. These chemical activities are primarily located in Germany, the United States of America, Italy and the Netherlands. The acquisition was accounted for in accordance with the purchase method of accounting and, accordingly, the consolidated income statement includes the results of the acquired business from the date of acquisition. The assets acquired and liabilities assumed by the Group were recorded at fair value at the date of acquisition.

	2001
Sasol Chemie	Book value at acquisition	Fair value adjustments	Fair value

	(Rand in millions)
Cash and cash equivalents	142	—	142
Accounts receivable, net of allowance for doubtful accounts	2,540	—	2,540
Inventories	2,822	308	3,130
Other receivables	980	64	1,044

Current assets	6,484	372	6,856
Property, Plant and Equipment less accumulated depreciation	5,365	1,941	7,306
Investments	34	16	50
Deferred tax	528	165	693
Long-term receivables	27	—	27
Intangible assets	136	137	273

Non-current assets	6,090	2,259	8,349

Total assets acquired	12,574	2,631	15,205
Current liabilities	(2,085)	(17)	(2,102)
Deferred tax	(1,093)	(950)	(2,043)
Long-term debt	(476)	—	(476)
Long term obligations	(1,968)	(338)	(2,306)

Total liabilities assumed	(5,622)	(1,305)	(6,927)

Net assets acquired	6,952	1,326	8,278

Minority interests			—
Goodwill			—

Consideration			8,278

        In addition to the amounts shown above, the Group paid further amounts of euro 51 million (R368 million) and euro 12 million (R87 million) in respect of investments in Condea Huntsman and Condea Nanjing respectively. These companies were included in the sale and purchase agreement with RWE-DEA but have been excluded from consolidation pending final approval of their sale by the company's financing authorities for Condea Huntsman and the Chinese government for Condea Nanjing.

An amount of R640 million (2001—R433 million) representing amounts held in escrow are included in cash and cash equivalents. Refer note 27 for further details of the acquisition of Condea Nanjing.

        The unaudited condensed proforma combined historical financial information of the Group for the year ended 25 June 2001, as if Sasol Chemie had been acquired at 26 June 2000 is as follows:

Year ended 25 June 2001

(Rand in millions) (Unaudited)
Turnover	49,120
Earnings attributable to shareholders	6,936
Earnings per share (cents)	1,106

        Other smaller acquisitions amounting to R102 million, including a bank overdraft assumed of R4 million, were also made and accounted for in accordance with the purchase method of accounting during the year ended 25 June 2001.

5.    Operating Profit

        Operating profit is stated after taking into account:

		30 June 2002	25 June 2001

		(Rand in millions)
Auditors remuneration	—audit	22	13
	—other professional services and expenses	20	3
Depreciation of PPE* (including capitalised leases)		3,784	2,332
	—Coal mining assets	461	332
	—Land and buildings	192	71
	—PPE	3,131	1,929
Loss on disposal of non-current assets		7	82
Amortisation of intangible assets		146	83
Impairment of	—Investment in Sasol DHB (refer note 13)	136	—
	—PPE	55	553
	—Intangible assets	—	35
Operating lease rentals	—Equipment	237	66
	—Buildings	85	31
Provision for payment of guarantee (refer note 13)		205	—
Research and development expenditure		350	380
Technical fees		225	113
Write down of inventory		43	1

6.    Finance Costs

	30 June 2002	25 June 2001

	(Rand in millions)
Interest incurred	836	487
Less amounts capitalised	(561)	(303)

	275	184

7.    Income Tax

	30 June 2002	25 June 2001

	(Rand in millions)
Income before tax
South Africa	13,527	10,009
Foreign	651	265

	14,178	10,274

Income tax expense
Current tax
—South African normal tax	(4,170)	(3,539)
—Secondary taxation on companies (STC)	(319)	(210)
—Foreign	(252)	(154)

Total current tax	(4,741)	(3,903)
Deferred tax
—South African	(11)	449
—Foreign	29	76

Total deferred tax benefit	18	525

Income tax expense for the year	(4,723)	(3,378)

        Total income tax expense differs from the amount computed by applying the South African normal tax rate to income before tax. The reasons for these differences are as follows:

	30 June 2002	25 June 2001

	%	%
Reconciliation of tax rate
South African normal tax rate	30.0	30.0
Increase in rate of tax due to:
—STC	2.3	2.0
—prior year adjustments	—	0.3
—change in valuation allowance	0.9	0.2
—disallowed expenditure	1.7	0.6

	34.9	33.1
Decrease in rate of taxation due to:
—prior year adjustments	(0.2)	—
—exempt income	(1.2)	(0.1)
—different foreign tax rates	(0.2)	(0.1)

Effective tax rate	33.3	32.9

        The tax effects of temporary differences comprising the net deferred income tax liability are as follows:

	30 June 2002	25 June 2001

	(Rand in millions)
Deferred tax assets
Property, plant and equipment	48	60
Intangible assets	64	64
Current assets	34	18
Long-term debt	156	55
Obligations	1,338	1,058
Estimated operating loss carry forward	267	211
Other	583	512

	2,490	1,978
Less valuation allowance	(247)	(157)

Total deferred tax assets	2,243	1,821
Deferred tax liabilities
Property, plant and equipment	(6,451)	(5,732)
Intangible assets	(178)	(65)
Current assets	(167)	(237)
Other	(536)	(508)

Total deferred tax liabilities	(7,332)	(6,542)

Net deferred income tax liability	(5,089)	(4,721)

        The net deferred tax liability has been classified in the consolidated balance sheet as follows:

	30 June 2002	25 June 2001

	(Rand in millions)
Current deferred tax asset	14	—
Non-current deferred tax asset	315	183
Current deferred tax liability	—	(73)
Non-current deferred tax liability	(5,418)	(4,831)

	(5,089)	(4,721)

South Africa	(3,547)	(3,483)
Germany	(674)	(599)
Italy	174	73
United States of America	(1,042)	(712)

	(5,089)	(4,721)

        At 30 June, 2002, the Group had an estimated operating loss carry forward of approximately R868 million of which R189 million will expire in 2006, R45 million will expire in 2013, R150 million will expire from 2019 to 2022, and R484 million can be carried forward indefinitely. A portion of the estimated operating loss carry forward may be subject to various statutory limitations as to its usage in the event of significant changes in ownership.

        Due to the uncertainty surrounding the realisation and timing of the deferred tax assets per jurisdictional area, the Group has recorded a valuation allowance of R247 million (2001—R157 million). The net change in the total valuation allowance was an increase of R90 million (2001—R124 million). At 30 June 2002, management believes it is more likely than not that the deferred tax assets, net of existing valuation allowances will be realised.

        If tax benefits are recognised in the future through a reduction of the valuation allowance, R76 million of such benefits will reduce intangible assets.

Unremitted earnings of foreign subsidiaries and foreign corporate joint ventures

        No provision has been made for South African income tax or foreign tax that may result from future remittances of undistributed earnings of foreign subsidiaries or foreign corporate joint ventures because it is expected that such earnings will be permanently reinvested in these foreign entities. The distribution of these undistributed earnings of R1,146 million (2001—R793 million) by these entities will result in income and foreign withholding taxes of approximately R213 million (2001—R144 million).

Secondary Taxation on Companies (STC)

        STC is a tax levied on South African companies at a rate of 12.5% of dividends distributed. However, in the case of companies liquidated after 1 April 1993, STC is only payable on undistributed earnings earned after 1 April 1993.

        STC is not included in the computation of deferred tax or the normal South African tax charge. These amounts are calculated at the statutory company tax rate on undistributed earnings of 30%.

        On declaration of a dividend, the company includes the tax of 12.5% on this dividend in its computation of the income tax expense in the period of such declaration

        If the Group distributed all of its undistributed retained earnings, of which R29,673 million (2001—R21,933 million) would be subject to STC, the Group would have to pay additional taxes of R3,297 million (2001—R2,437 million). If all the earnings attributable to shareholders of the year ended 30 June 2002, were distributed, the additional estimated STC charge would be R860 million (2001—R649 million). The Group expects that R1,877 million undistributed earnings earned before 1 April 1993 of two dormant companies will be distributed without attracting STC of R209 million.

        At 30 June 2002 the Group had available STC credits available for set-off against future dividends declared amounting to R5 million (2001—R1 million).

8.    Earnings per share

        Basic earnings per shares is computed by dividing earnings attributable to shareholders by the weighted average number of ordinary shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if all of the Group's outstanding stock options were exercised.

        No adjustments were made to reported earnings attributable to shareholders in the computation of earnings per share.

        The following table reconciles the weighted average number of ordinary shares used in calculating basic earnings per share to the diluted weighted average number of shares used in the calculation of diluted earnings per share:

	30 June 2002	25 June 2001

	(Rand in millions)
Earnings
Earnings attributable to shareholders	9,434	6,952

Weighted average number of ordinary shares
Average shares outstanding—basic shares (in millions)	612.5	627.3
Potential dilutive effect of share options (in millions)	12.5	7.4

Average shares outstanding—diluted shares (in millions)	625.0	634.7

9.    Cash and cash equivalents and Cash restricted for use

Cash and cash equivalents

	30 June 2002	25 June 2001

	(Rand in millions)
Cash on hand and in bank
—wholly owned consolidated subsidiaries	1,053	67
—non-wholly owned consolidated subsidiaries	235	137
Short-term deposits—wholly owned consolidated subsidiary	—	934
Other	3	80

	1,291	1,218

Cash restricted for use

	30 June 2002	25 June 2001

	(Rand in millions)
Cash held-in trust	640	433
Collateral for bank guarantees	236	264
Other	1,365	348

	2,241	1,045

        Under the terms of the secured credit facility of Sasol Chemie, the Group and its financing banks have agreed that the cash of Sasol Chemie and certain of its subsidiaries of R1,942 million (2001—R932 million) will not be available for distribution to the Sasol Group treasury but there are minimal restrictions on its use for operating purposes within Sasol Chemie.

9.    Cash and cash equivalents and Cash restricted for use (Continued)

        Included in these amounts are:

  •
  Cash held in trust of R640 million (2001—R433 million) which is restricted for use and subsequent to year end was primarily used to settle the purchase price of the shares in the Condea Nanjing Chemical Company (China), and Condea Huntsman GmbH & Co. KG.

  •
  Cash deposits of R236 million (2001—R264 million) serving as collateral for bank guarantees.

10.  Trade, other receivables and prepaid expenses

	30 June 2002	25 June 2001

	(Rand in millions)
Trade receivables	8,129	7,564
Less: Provision for doubtful debts	(256)	(308)

Net trade receivables	7,873	7,256
Amounts due from related parties	240	158
Value added tax	395	313
Prepaid expenses	146	182
Forward exchange contracts	203	9
Insurance claims receivable	—	501
Reinsurance	—	131
Short term portion of long term receivables	266	200
Other receivables	602	1,041

	9,725	9,791

        Roll-forward of provision for doubtful debts:

	30 June 2002	25 June 2001

	(Rand in millions)
Balance at beginning of year	308	84
Charged to income statement	97	226
Bad debts written off	(149)	(2)

Balance at end of period	256	308

11.  Inventories

	30 June 2002	25 June 2001

	(Rand in millions)
Crude oil and other raw materials	1,443	1,281
Process material	595	523
Maintenance and other materials	723	802
Work in process	113	94
Manufactured products	5,300	4,080

	8,174	6,780

        Inventories to the value of approximately R2,170 million (2001—R1,698 million) have been pledged as security over long term debt.

        Included in the above are consignment inventories of R158 million (2001—R 145 million).

12.  Investments in securities

Marketable equity and debt securities

        Held to maturity investments at 30 June 2002 and 25 June 2001 consist of debt securities. There were no available-for-sale or trading securities at 30 June 2002 or 25 June 2001.

	30 June 2002				25 June 2001
			Gross Unrealised Holding				Gross Unrealised Holding
	Amortised Cost	Fair value	Gains	Losses	Amortised Cost	Fair value	Gains	Losses

(Rand in millions)
Held to maturity investments	144	144	—	—	27	27	—	—

        Held to maturity investments are held at amortised cost and all have maturity dates in excess of five years.

        There were no changes in the classification of held to maturity investments from the time of purchase to 30 June 2002.

Unlisted equity securities

	30 June 2002	25 June 2001

	(Rand in millions)
Optimal Olefins Malaysia Sdn. Bhd	150	—
sEnergy Insurance Ltd	103	—
Wesco China Ltd	18	18
Other—not considered significant in aggregate	62	10

	333	28

        The unlisted investments represent strategic investments of the Group and are long-term in nature.

13.  Investments in equity accounted investees

        On 11 June 2002, the Group acquired 50% of the issued capital of Roche Blasting Services Proprietary Limited ("Roche Blasting") from Roche Mining Proprietary Limited. Roche Blasting is in the business of providing explosive and blasting services to the mining industry in Australia and New Zealand. Roche Blasting was acquired at a cost of approximately AUD 8 million (R46 million), comprising a purchase price of AUD 7.5 million and AUD 0.5 million in acquisition costs. The purchase consideration of AUD 0.8 million (R4 million) was paid in cash on the completion date and the remainder was financed through a 5 year loan, bearing interest at LIBOR + 1.5% per annum, with 5 annual instalments of AUD 1.4 million (R8 million) on 30 June each year.

        The Group has accounted for its investment in Roche Blasting under the equity method with effect from 11 June 2002. The Group's share of Roche Blasting's earnings is included in the Sasol Nitro division of Sasol Chemical Industries.

        The acquisition cost has been allocated to the Group's share of assets acquired and liabilities assumed based upon estimated fair values at the date of acquisition. The excess of the purchase price over the estimated fair value of net assets acquired, totalling approximately AUD 3.5 million (R20 million), has been allocated to goodwill and is presented as part of the carrying value of the investment. In accordance with the requirements of SFAS 141 and SFAS 142 no amortisation of goodwill has been recognised.

        At 30 June 2002, the Group's significant equity accounted investees and the Group's approximate ownership interest in those equity accounted investees based on outstanding shares and the total carrying value were as follows:

Company	Ownership	Equity Value

	%	(Rand in millions)
Tosas Holdings (Pty) Limited	70%	30
Schümann Sasol International Aktiengesellschaft	67%	1,033
Merisol LP	50%	429
Roche Blasting Services Proprietary Limited	50%	55
Sasol Southwest Energy LLC	50%	136
Escravos Gas-to-Liquids joint venture (unincorporated)	50%	315
Qatar Gas-to-Liquids joint venture (unincorporated)	49%	239
Petlin (Malaysia) Sdn. Bhn	40%	434
Other—not considered significant in aggregate		243

		2,914

        None of the Group's investments in equity accounted investees are publicly traded and therefore no quoted market price is available to be disclosed.

        During the year interest of R66 million (2001—R32 million) was capitalised as part of the investment in equity accounted investees.

        The Group's share of undistributed earnings of equity accounted investees included in consolidated retained earnings approximates R915 million (2001—R684 million). Included in the carrying value of equity accounted investees is goodwill of R170 million (2001—R169 million).

        Sasol has entered into shareholder agreements with the minority shareholders in Tosas Holdings (Pty) Limited, Schümann Sasol International Aktiengesellschaft, Sasol DHB Holdings Incorporated and Sasol Slovakia spol. s.r.o. that restricts Sasol's ability to exercise control over the operations or assets due to certain approval or veto rights granted to those minority shareholders. The shareholder agreements entered into by Sasol provide each of the minority shareholders with substantive participating interests in the operations of those investees such that Sasol is precluded from exercising control.

        Having limited control over the above equity accounted investees results in Sasol only being able to realise its gains by selling the investments. Although unlikely and contrary to Sasol's strategy, such disposal will result in an insignificant amount of capital gains tax on recognised gains.

Impairment of investment in Sasol DHB Holdings Inc.

        During the year ended 30 June 2002 Sasol DHB Holdings Incorporated (Sasol DHB) in the United States of America underperformed as a result of a downturn in the regional mining and explosives industries. As a result of the continued poor performance of Sasol DHB the Sasol Limited Board approved a strategic decision to exit completely from the explosives business in the United States of America and therefore to divest of its 60% shareholding in Sasol DHB Holdings Incorporated. The Group accounted for its investment in Sasol DHB (included in Sasol Nitro division of Sasol Chemical Industries) in accordance with APB 18.

        As a result of the above, Sasol tested the carrying value of its investment in Sasol DHB for impairment by comparing its share of the undiscounted future cash flows expected to be generated by the business to the carrying value of the investment. The outcome of the test indicated that the investment was impaired and accordingly an impairment charge of R136 million was recognised and charged to other operating expense. The impairment recognised was calculated by comparing the carrying value of the investment to the future discounted cash flows expected to be generated by the business.

        In addition, subsequent to 30 June 2002, a guarantee of US$20 million from Sasol Chemical Industries Limited to Dresdner Bank AG in respect of a loan to Sasol DHB was repaid in full. An amount of R205 million was provided for this repayment and is included in accrued expenses and other obligations at 30 June 2002.

Schümann Sasol International Aktiengesellschaft

        Condensed financial information for the year ended 30 June 2002:

	Total	Group Share (67%)

	(Rand in millions)
Current assets	1,687	1,130
Non-current assets	1,765	1,182

Total assets	3,452	2,312
Current liabilities	(1,195)	(800)
Non-current liabilities	(918)	(615)

Total liabilities	(2,113)	(1,415)

Net assets	1,339	897

Total sales	4,579	3,067

Earnings attributable to shareholders	115	77

        As more fully described in note 27, the remaining 33% of Schumann Sasol was acquired from the joint venture partner with effect from 1 July 2002.

14.  Intangible assets

	Goodwill	Patents and trademarks	Capitalised exploration expenditure	Capitalised software	Total

	(Rand in millions)
Cost
Balance at 26 June 2000	25	21	703	61	810
Acquisition of businesses	17	273	—	43	333
Additions	—	2	357	81	440
Capitalisation of interest	—	—	2	1	3

Balance at 25 June 2001	42	296	1,062	186	1,586
Foreign currency translation	—	93	(6)	1	88
Additions	7	2	7	495	511
Capitalisation of interest	—	—	1	1	2
Disposals	—	—	—	(21)	(21)

Balance at 30 June 2002	49	391	1,064	662	2,166

Amortisation and impairments
Balance at 26 June 2000	2	11	171	15	199
Current year charge	—	27	13	43	83
Impairment charge	—	—	35	—	35

Balance at 25 June 2001	2	38	219	58	317
Current year charge	1	101	—	44	146
Disposals	—	—	—	(21)	(21)

Balance at 30 June 2002	3	139	219	81	442

Net book value 2002	46	252	845	581	1,724
Net book value 2001	40	258	843	128	1,269

        Major expenditure on intangible assets comprises the implementation of a purchased enterprise resource planning system at a number of sites in the Group as well as ongoing exploration and development activities in the upstream oil and gas industry, mainly in Mozambique.

        The amortisation rates of intangible assets, using the straight-line basis, are as follows:

Rates

Goodwill	5%
Patents and trademarks	10–20%
Capitalised software	33%
Capitalised exploration costs are amortised using the units-of-production method.

        For intangible assets subject to amortisation, the estimated future aggregate amortisation expense per annum is as follows:

For the year ending June 30	(Rand in millions)

2003	305
2004	311
2005	288
2006	67
2007	44
Thereafter	663

1,678

        The realisability of intangible assets is evaluated at least annually to determine the recoverability of carrying amounts. The valuation is based on various analyses including cash flow and profitability projections. The valuation necessarily involves significant management judgment. As a result of the Group's assessment of recoverability of its intangible assets at 30 June 2002, the Group has determined that the net carrying value of its intangible assets at 30 June 2002 is not impaired.

        In accordance with SFAS 142 goodwill will cease to be amortised from 1 July 2002.

15.  Property, plant and equipment

	30 June 2002	25 June 2001

	(Rand in millions)
Land, buildings and improvements	3,341	2,559
Plant, equipment and vehicles	35,353	29,676
Capital work in progress	6,412	3,624
Coal mining assets	5,183	5,239

	50,289	41,098
Less accumulated depreciation	16,371	14,028

	33,918	27,070

        The depreciation rates applied using the straight line method are:

Rates

Buildings and improvements	2–8%
Plant, equipment and vehicles	4–33%
Coal mining assets are depreciated using the units-of-production method.
Land and Capital work in process are not depreciated.

        Assets with a carrying value of R247 million (2001—R9 million) were held under capital leases and were included in plant, equipment and vehicles above.

        During the year, interest of R465 million (2001—R265 million) was capitalised to property, plant and equipment. Included in the depreciation charge for the year is amortisation relating to the capitalised interest of R104 million (2001—R99 million).

        As a result of the Group's assessment of recoverability of its long-lived assets, the Group has impaired the carrying value of its property, plant and equipment by R55 million (2001—R553 million). The waxy oil cleanup and reductants plants (R20 million), the Alcohol dehydration plant in Synfuels (R24 million), other smaller assets (R5 million) and net interest capitalised relating to these items (R6 million) were impaired during 2002. The acrylonitrile plant (R440 million) in Sasol Chemical Industries, mining activities in Sasolburg (R26 million), the filter plant at Sasol mining (R30 million) as well as net interest capitalised to these items (R57 million) were impaired during 2001.

        The carrying value of property, plant and equipment pledged as security for liabilities amounted to R10,199 million (2001—R7,048 million).

        The cost of fully depreciated assets amounted to R5,872 million (2001—R3,758 million).

16.  Accrued expenses and other obligations

	30 June 2002	25 June 2001

	(Rand in millions)
Amounts due to project creditors	753	322
Short-term portion of long-term obligations	580	395
Employee related liabilities	554	461
Short-term payables under forward exchange contracts	356	9
Amount due to RWE-DEA in terms of purchase agreement	251	276
Provision for guarantee payable (refer note 13)	205	—
Value added tax	110	80
Goods received, not yet invoiced	—	77
Insurance loss reserve	45	658
Short-term portion of post-retirement healthcare	31	21
Amounts due to related parties	20	20
Audit fees	11	5
Short-term portion of accrued pension liabilities	6	4
Short term obligations	813	232
Other payables	601	671

	4,336	3,231

17.  Short-term debt

	30 June 2002	25 June 2001

	(Rand in millions)
Short term portion of long-term debt	1,669	387
Commercial paper	223	1,019
Revolving credit facility	257	1,468
Commercial banking facilities	1,635	—
Other	91	130

	3,875	3,004

        The weighted average interest rate of short-term debt for the year was approximately 10.23% (2001—12.96%)

18.  Long-term obligations

2002	Rehabilitation	Other	Total

	(Rand in millions)
Balance at 26 June 2001	2,501	669	3,170
Charge for the year	411	618	1,029
Utilised during the period	(493)	(689)	(1,182)
Reversal of unused amounts	(8)	(34)	(42)
Notional interest	5	3	8
Translation difference	270	277	547

Balance at 30 June 2002	2,686	844	3,530
Less current portion	370	210	580

Long-term portion	2,316	634	2,950

2001	Rehabilitation	Other	Total

	(Rand in millions)
Balance at 26 June 2000	1,545	—	1,545
Charge for the year	213	115	328
Utilised during the period	(22)	(53)	(75)
Reversal of unused amounts	—	9	9
Notional interest	2	—	2
Acquisition of businesses	724	582	1,306
Translation difference	39	16	55

Balance at 25 June 2001	2,501	669	3,170
Less current portion	109	286	395

Long-term portion	2,392	383	2,775

        The rehabilitation obligation includes estimated costs for the rehabilitation of coal mining and petrochemical sites. The amount provided is an estimate based on currently available facts and applicable legislation. The expected aggregate future value is R4,400 million. The Group believes that, based on the current information available, any additional liability in excess of the amounts provided will not have a material adverse effect on its financial condition, liquidity or cash flow. The rehabilitation charge, included in cost of sales, amounted to R408 million (2001—R215 million).

        Other obligations include liabilities in respect of personnel, rebates, discounts and bonuses.

19.  Long-term debt

Repayment terms	Collateral	Interest Rate	30 June 2002	25 June 2001

			(Rand in millions)
Collateralised loans
Repayable in semi-annual instalments until December 2007	Plant, equipment and inventories with a book value of R11,951 million (2001—R8,746 million)	2.8%–6.8%	4,460	3,546
Repayable between December 2004 and July 2006	Secured by a guarantee from RWE-DEA	2.0%–7.8%	54	183
Repayable in equal monthly instalments until May 2007	Plant and Equipment with a book value of R16 million	14.0%	9	—
Capital leases
Repayable in equal monthly instalments until June 2017	Building with a book value of R182 million	10.6%	192	—
Repayable in equal monthly instalments until June 2006	Computer equipment with a book value of R164 million	7.0%–15.0%	169	6
Repayable in equal monthly instalments until April 2009	Building with a book value of R56 million	7.1%–20.7%	57	54
Repayable in equal monthly instalments until July 2026	Mortgage over property	13.0%	38	9
Other	Various	Various	9	—
Redeemable preference shares of subsidiaries
Repayable in full between January 2004 and June 2005	Guarantee from Sasol Limited and a third party	10,5%	770	269
Repayable in full on 31 December 2003	Guarantee from Sasol Oil (Pty) Limited	12.5%	71	—
Note payable
Repayable on 30 June 2003	Guarantee from Sasol Limited	14.0%	895	890
Loans
Repayable in July 2006	None	2.0%–7.8%	94	1
Repayable in July 2002	None	15.0%	75	75
Repayable in July 2003	None	13.0%	75	75
Repayable in December 2005	None	7.3%–12.5%	44	43
No fixed terms of repayment	None	8.0%	20	14
Repayable in equal monthly instalments until September 2005	None	—	5	7
Various	None	Various	56	105

Total debt			7,093	5,277
Less: short-term portion			1,669	387

Long-term debt			5,424	4,890

        The redeemable preference shares were issued by subsidiaries to finance specific projects and acquisitions. The redemption of these preference shares cannot result in a change in control of those subsidiaries and even if called upon the guarantees will be redeemed in proportion to the existing shareholding. These preference shares will not result in the issue of shares of the holding company and as a result are classified as long-term debt instruments and the preference dividends included in finance costs in the income statement.

        The aggregate maturities of long-term debt subsequent to 30 June 2002 are as follows:

(Rand in millions)

2003 (classified as short-term debt)	1,669
2004	1,013
2005	970
2006	862
2007	1,063
Thereafter	1,516

Total debt maturities	7,093

20.  Shareholders' equity

Number of ordinary shares in issue

	Year ended 30 June 2002	Year ended 25 June 2001

Balance at beginning of year	664,979,525	606,831,125
Share options exercised	1,889,200	1,766,000
Conversion of convertible debentures*	—	56,382,400

Balance at end of year	666,868,725	664,979,525

*
As the total dividend declared per share for the financial year ended 25 June 2000 exceeded the total interest payable per 8.5% unsecured automatically convertible subordinated debenture, the debentures were converted into ordinary shares on the basis of one ordinary share per debenture with effect from 26 June 2000.

Treasury Stock

        At every annual general meeting since the annual general meeting held on 25 October 1999 the shareholders have authorised the directors to approve the purchase, by Sasol Limited (the company) or any of its subsidiaries, of the company's shares subject to the provisions of the South African Companies Act and the requirements of the JSE Securities Exchange South Africa. The current restrictions imposed on the directors are:

  •
  the general authority is valid from annual general meeting to annual general meeting and can be revoked by special resolution prior to the company's next annual general meeting;

  •
  the general authority to acquire the company's shares shall be limited to a maximum of 10% of the issued share capital of that class at the time the authority is granted;

  •
  any repurchase will not be made at a price more than 10% above the weighted average of the market value of the share for the five business days immediately preceding the date of purchase;

  •
  a repurchase will not be made at a bid price greater than the current trading price of the share;

  •
  the general authority shall be valid until the company's next annual general meeting, but shall not extend beyond fifteen months from the date of the special resolution;

  •
  the general authority may be varied or revoked, by special resolution, prior to the company's next annual general meeting; and

  •
  the general authority is subject to the provisions of the Companies Act 61 of 1973 and any other ordinance or Act or law or legislation, with regard to companies, in effect from time to time and which affect the company, and to the rules and requirements of the JSE Securities Exchange South Africa

        Repurchases may be made at times and at prices deemed appropriate by management and consistent with the authorisation of the shareholders. During the year ended 30 June 2002, 10,782,249 shares of the company at a total price of R1,020 million were repurchased. At 30 June 2002, a total of 57,857,149 shares, representing 8.7% of the issued share capital of the company, had been repurchased since 9 May 2000 at an average price of R59.27 per share.

Sasol Share Incentive Scheme

        In 1988, the shareholders approved the adoption of the Sasol Share Incentive Scheme. The scheme was introduced to provide an incentive for senior employees (including executive directors) of the Group who participate in management and also non-executive directors from time to time.

        In terms of the scheme, options over a maximum of 60,000,000 shares (2001—40,000,000 shares) of ordinary share capital may be offered by the directors to eligible Group employees. Each employee is limited to holding a maximum of 600,000 of the company's shares. The exercise price of these options equals the market price of the underlying shares on the trading day immediately preceding the granting of the option.

        For options granted prior to 25 October 1999, vesting periods for these options were as follows:

  •
  1/3 of the options vest on the fourth anniversary of the grant;

  •
  1/3 of the options vest on the sixth anniversary; and

  •
  1/3 of the options vest on the eighth anniversary.

        For options granted after 25 October 1999, vesting periods for these options are as follows:

  •
  1/3 of the options vest on the second anniversary of the grant;

  •
  1/3 of the options vest on the fourth anniversary; and

  •
  1/3 of the options vest on the sixth anniversary.

        Under both of these vesting periods, the options may be exercised at any time after vesting until the ninth anniversary of the grant date.

        On resignation, share options which have not yet vested will lapse and share options which have vested may be taken up at the employee's election before their last day of service. On death, all options vest immediately and the estate has a period of twelve months to exercise these options. On retirement, at normal retirement age, the options vest immediately and the nine year expiry remains unchanged.

        Options available for grant under the scheme amount to 19,737,100 shares (2001—5,747,400 shares). Of the total shares available under the scheme, 16,195,900 options. (2001—14,306,700 options) had been converted into shares.

        Details of share option activity is as follows:

	Weighted average exercise price	Number of options

	(Rand)
Outstanding at 26 June 2000	35.79	16,052,700
Granted	56.37	6,085,000
Forfeited	55.01	(53,500)
Expired	37.57	(372,300)
Exercised	24.56	(1,766,000)

Outstanding at 25 June 2001	42.86	19,945,900
Granted	85.55	6,835,000
Forfeited	77.06	(83,900)
Expired	45.86	(740,800)
Exercised	41.30	(1,889,200)

Outstanding at 30 June 2002	55.98	24,067,000

Vested but not yet exercised at 30 June 2002		1,334,000
Vested but not yet exercised at 25 June 2001		420,600

        The following table summarises weighted average option exercise price information:

	Options outstanding			Options vested but not yet exercised
Range of exercise prices	Number outstanding at 30 June 2002	Weighted average remaining life (a)	Weighted average exercise price	Number vested at 30 June 2002	Weighted average exercise price

R18.15–R40.00	6,178,400	5.16	29.21	517,700	34.53
R40.40–R70.00	11,407,800	6.71	51.32	816,300	46.57
R76.70–R87.20	4,460,700	8.19	78.95	—	—
R101.00–R132.40	2,020,100	8.71	113.39	—	—

	24,067,000			1,334,000

(a)
Weighted average remaining life (years) of options granted.

20.  Shareholders' equity (Continued)

        In accordance with APB Opinion 25 and related interpretations, compensation cost recognised for the Group's share incentive plans amounted to R48 million (2001—R18 million).

        Had compensation cost been based upon the fair value at the date of grant for all options granted, the impact on net income and earnings per share for the years ended 30 June 2002 and 25 June 2001 would have been as follows on a pro-forma basis:

	Year ended
	30 June 2002	25 June 2001

	(Rand in millions)
Net income
As reported	9,434	6,952
Pro Forma	9,368	6,896
Pro forma earnings per share (cents)
Basic	1,529	1,099
Diluted	1,499	1,086

        These pro forma amounts may not be representative of future results since the estimated fair value of stock options is amortised over the vesting period, and additional options may be granted in future years. The fair value of these options was estimated at the date of grant using the Black-Scholes model with the following weighted-average assumptions:

	Grants
	Year ended 30 June 2002	Year ended 25 June 2001

Expected dividend yield	3.8%	3.5%
Expected stock price volatility	48%	47%
Risk-free interest rate	11.75%	13.50%
Expected life of options	2–6 years	2–6 years
Weighted average fair value per share option	R34.47	R23.10

Dividends

        An interim dividend of 200 cents per share (2001—140 cents per share) was paid on 15 April 2002. A final dividend in respect of the year ended 30 June 2002 of 250 cents per share (2001—180 cents per share) was declared on 6 September 2002. As the final dividend was declared subsequent to the financial year no liability has been recognised in the annual financial statements in respect of this final dividend. The total dividend for the year amounted to 450 cents per share (2001—320 cents per share).

        The cash flow of the final dividend of 250 cents per share was R1,526 million.

21.  Commitments and contingencies

Lease commitments

        The Company and its subsidiaries occupy certain premises under leases which are classified as capital leases which expire at various dates until 2026.

        Sasol Chemie had various outstanding purchase commitments primarily for feedstock purchases. The commitments arise mainly from take or pay agreements. In general such commitments are at prices not in excess of current market prices.

        The Group's future minimum capital and operating lease payments and purchase commitments are as follows:

	Capital	Operating	Purchase commitments

	(Rand in millions)
2003	105	348	2,196
2004	103	268	1,628
2005	88	215	971
2006	64	195	748
2007	45	175	578
Thereafter	518	236	4,054

Total minimum lease payments	923	1,437	10,175

Less amounts representing interest	(458)

	465

        The future minimum sublease rentals expected to be received under non cancellable subleases was R1 million (2001—R6 million).

        The Group has incurred contingent rentals amounting to R37 million (2001—R31 million).

        Rent expense incurred amounted to R322 million (2001—R97 million).

Capital commitments

        Commitments are budgeted, approved and reported in terms of the management approach used for segmental reporting.

        Contracted and authorised capital expenditure are summarised below:

	30 June 2002	25 June 2001

	(Rand in millions)
Capital expenditure
Authorised and contracted for	6,557	3,384
Authorised but not yet contracted for	17,488	4,165

	24,045	7,549

        The Group has approximately 160 projects in various phases of development, representing potential capital investment of more than R60,000 million. Some of the significant projects approved and included in capital commitments for the year ended 30 June 2002, are the n-Butanol plant (R1,159 million) scheduled ready-for operation in January 2003, the Acrylic acids and acrylates complex (R1,785 million) scheduled ready-for operation in December 2003 and the Mozambique Natural Gas Project (R11,264 million) scheduled ready-for operation in May 2004. Included above are capital commitments in respect of the gas-to-liquids joint ventures in Qatar (R4,299 million) and Escravos (R5,921 million) which are accounted for as equity accounted investees. Expenditure to 30 June 2002 on these projects was approximately R10,500 million (2001—R2,500 million).

Guarantees

        The Group has guaranteed the fulfilment of various subsidiaries' and joint ventures' obligations in terms of contractual agreements.

	30 June 2002 Guarantee	30 June 2002 Outstanding	25 June 2001 Guarantee

	(Rand in millions)
Commercial paper holders	4,000	223	1,100
Domestic medium term note holders	2,000	895	2,000
Construction of natural gas pipeline	1,307	—	1,307
Chevron Plc performance guarantee	—	—	4,125
Natref preference shareholders	770	770	269
Petlin Malaysia performance guarantee	506	318	683
Itochu Corporation	267	—	—
Guarantee to Dresdner Bank AG for Sasol DHB	205	205	160
Guarantee to RWE-DEA	306	—	—
Letters of credit	240	—	120
Exploration activities	118	—	197
Customs and Excise	105	—	64
Miscellaneous other guarantees	290	—	237

	10,114	2,411	10,262

        The amount outstanding is included in the consolidated results of the Group.

        The guarantees in respect of the commercial paper holders, domestic medium terms notes and Dresdner Bank AG are discussed in more detail below under the section on borrowing facilities.

        Sasol has signed a guarantee that its subsidiary, Sasol Petroleum International, will complete its obligations in respect of the construction of the Mozambique natural gas pipeline. The amount of the guarantee is R1,307 million. In addition, the Group has provided a guarantee to Itochu Corporation for payment in respect of delivery of the line pipe for this project.

        The guarantees in respect of the Natref preference shareholders are from Sasol Oil (Pty) Limited. Refer note 19.

        The Group has provided a guarantee to RWE-DEA in respect of supply agreements still in the name of RWE-DEA which are being utilised by Sasol Chemie.

        All other guarantees listed above are issued in the normal course of business.

Contingencies

Litigation

        From time to time, the Group is subject to litigation in the normal course of business. The Group believes that any adverse outcome from litigation would not have a material adverse effect on its financial position or results of operations.

        The Sasol Chemie group had numerous separate pending cases which originated as a result of a 1994 rupture of the Conoco Ethylene Dichloride (EDC) pipeline connecting Conoco's dock to Sasol Chemie's vinyl chloride monomer plant in the United States of America. Plaintiffs sought compensatory and punitive damages as a result of alleged exposure to EDC while employed for contractors hired by Conoco to clean up the EDC. With the exception of hold-out plaintiffs, all of these cases have been settled.

        Sasol Chemie has entered into a Dispute Resolution Agreement with Conoco whereby the companies resolved their differences and agreed on procedures for handling current and future litigation involving the parties, including the EDC litigation.

        Under the Asset and Share purchase agreement with RWE-DEA for the acquisition of Sasol Chemie, the EDC pipeline cases were classified as a Reserved Matter and the associated costs are reimbursable by RWE-DEA less insurance and tax benefits. There were no material accruals related to EDC pipeline cases for any of the periods presented.

Environmental Orders

        The Company is subject to numerous national and local laws and regulations that regulate the discharge of materials into the environment or that otherwise relate to the protection of human health and the environment. As with the oil and gas and chemical industries, generally, compliance with existing and anticipated environmental health, safety and process safety laws and regulations increases the overall cost of business, including capital costs to construct, maintain, and upgrade equipment and facilities. These laws and regulations have required, and are expected to continue to require, the company to make significant expenditures of both a capital and expense nature.

        Under the agreement for the acquisition of Sasol Chemie, we received an indemnification from RWE-DEA for most of the costs of operational compliance with respect to conditions existing at Condea Vista Company located in the United States on or before 1 March 2001 that we expect will survive until at least 1 March 2006.

        We have various immaterial environmental actions currently outstanding from government regulatory agencies in the Unites States related to Sasol Chemie's waste management facilities, air emissions, and groundwater contamination. At 30 June 2002, the Company had accrued R157 million (2001-R121 million) related to outstanding environmental actions. This amount has been included in the long-term rehabilitation obligation in Note 18. Total environmental compliance expenditures for Sasol Chemie's US manufacturing sites for the next five years are estimated to range from R72 million to R109 million per annum.

Borrowing facilities

        The Group has borrowing facilities with major financial institutions available of approximately R25,000 million. Of these facilities R4,239 million had been utilised at year end. There were no events of default for the years ended 30 June 2002 and 25 June 2001.

21.    Commitments and contingencies (Continued)

List of major banking facilities and debt arrangements at 30 June 2002:

			Facility
	Note	Expiry Date	Currency		Rand equivalent	Utilisation

			(millions)		(Rand in millions)
Commercial banking facilities	i	Note i		Rand5,572	5,572	1,635
Domestic medium-term note programme	ii	30 June 2003		Rand2,000	2,000	895
Commercial paper programme	iii	n/a		Rand4,000	4,000	223
Revolving credit facility (syndicated)	iv	November 2003	US$	260	2,670	257
Sasol Chemie
• Asset based finance	v	December 2007		euro289	2,944	2,941
• Asset based finance	v	December 2007	US$	148	1,519	1,519
• Revolving credit facility	v	December 2007		euro126	1,283	148

						7,618

i.
Commercial banking facilities

  Commitment fees: No fees are paid on unutilised facilities.

  Conditions of withdrawal of facility: Banking facilities are withdrawable by notice.

        Expiry date: Various expiring within one year.

ii.
Domestic medium-term note programme:

  Commitment fees—this is not a committed facility therefore no fees are paid on unutilised amounts.

  Events of default: upon an event of default, the notes may be accelerated:

  •
  Non payment of amounts due;

  •
  Default in the payment of principal or interest or any obligations in respect of borrowed money;

  •
  Liquidation;

  •
  Any mortgage, pledge, lien or other encumbrance in respect of borrowed money becomes enforced;

  •
  Cessation of the whole or substantial part of business;

  •
  Expropriation or nationalisation of a material part of the assets; and

  •
  Compromise with creditors, liquidation, winding-up or insolvency or any other attempts to compromise with creditors.

iii.
Commercial paper programme:

  Commitment fees: there is no committed facility, therefore no fees are paid on unutilised amounts.

  Events of default: upon the event of a default being non-payment of amounts due, any note holder may accelerate the debt.

iv.
Revolving credit facility (syndicated):

  Commitment fees: payable on the undrawn, uncancelled amount of the facility.

  Events of default:

  •
  Non payment of amounts due;

  •
  Non payment of financial indebtedness in excess of a threshold amount;

  •
  Insolvency; distress, execution or analogous event affects assets have an aggregate in excess of a threshold amount;

  •
  A material group member ceases to carry on business;

  •
  Change of control of Sasol Limited;

  •
  Revenue or assets is seized, nationalised, expropriated or compulsorily acquired due to government action; or

  •
  Material adverse change that leads to the inability to comply with its material obligations under the finance documents.

  Covenants: A formal compliance certificate is required on a six monthly basis. The financial covenants are based on various key financial ratios, namely:

  •
  Consolidated tangible net worth; (minimum R10,000 million);

  •
  Consolidated tangible net worth: Total consolidated assets (minimum 37.5%);

  •
  Interest cover (minimum 6:1); and

  •
  Total debt: EBITDA (maximum 2:1).

v.
Sasol Chemie facilities:

  Commitment fee on unutilised revolving credit facility: payable on the undrawn, uncancelled amount of the revolving credit commitment.

  Events of default:

  •
  Non payments of amounts due;

  •
  Breach of the financial and general covenants as well as the minimum specified insurance levels;

  •
  Non payment of financial indebtedness in excess of a threshold amount;

  •
  Insolvency and/or insolvency proceedings;

  •
  Any attachment, sequestration, distress, execution or analogous event affects assets;

  •
  Change of control of Sasol Limited;

  •
  The auditors adversely qualify their report of any financial statements of Chemie;

  •
  Its revenue or assets are seized, nationalised, expropriated or compulsorily acquired due to government actions; or

  •
  Material adverse change that results in non-compliance with material obligations under the finance documents

  Covenants: A formal compliance certificate to be submitted on a quarterly basis. The financial covenants are based on various key financial ratios, namely:

  •
  Consolidated tangible net worth (minimum euro 300 million);

  •
  Leverage ratio (maximum 2.75:1);

  •
  Interest cover (minimum 5:1); and

  •
  Capital expenditure (maximum euro 165 million).

  In terms of these debt arrangements, there are restrictions on the amount of dividends which can be remitted to the holding company.

  The formula for determining the amount of dividends payable is dependent on earnings before interest, tax, depreciation and amortisation less net debt service, comprising interest costs and repayments of the principal. Subject to the leverage ratios, between 0% and 50% of the excess cash must be prepaid against the debt. Up to 100% of the remainder of the available cash can be distributed subject to the leverage ratio.

  The net assets of Sasol Chemie, restricted for distribution, are R8,665 million (2001—R5,576 million) excluding loans with Sasol Group companies of R6,529 million (2001—R3,952 million).

22.    Pension and other post retirement benefits

        Sasol Limited have defined benefit pension funds and defined contribution funds in its operating countries.

        Contributions by Sasol Group and in some cases the employees are made for funds set up in South Africa, United States of America and the Netherlands whilst no contributions are made for plans established in other geographic areas.

        Details of the principal defined benefit funds are set out below.

        The individual fund funding details based on the latest actuarial valuations were:

Pension fund	South Africa 2002	Netherlands 2002	United States of America 2002

Last actuarial valuation	30 June 2002	30 June 2002	30 June 2002
Full/interim	Interim	Full	Full
Market value of assets	R 2,191m	euro 20 million	US$72 million
Valuation method adopted	Projected unit	Projected unit	Projected unit
Value of fund assets/accrued benefits	106.5%	83.2%	91.5%
Principal actuarial assumptions
Average investment rate of return	12.0%	5.0%	10.0%
Average salary increases	10.5%	3.5%	3.8%
Average pension increases	5.6%	3.5%	3.8%

        Each of the pension fund assets are invested in a diversified range of equities, bonds, property and cash. The broad proportions in each asset class at 30 June 2002 are as follows:

Pension fund	South Africa	Foreign

	%	%
Equities	58	70
Bonds	9	28
Property	18	—
Foreign domiciled assets	12	—
Cash	3	2

Total	100	100

Sasol (South African operations)

        Sasol contributes to a pension fund which provides defined retirement and death benefits based on final pensionable salary. Prior to 1 April 1994 this fund was open to all employees of Sasol in South Africa. In 1994 all members were given the choice to voluntarily move to the newly established defined contribution section of the Fund and approximately 99% of contributing members chose to transfer to the defined contribution section. At that date the calculated actuarial surplus of approximately R1,250 million was apportioned to pensioners, members transferring to the defined contribution section and a R200 million balance to Sasol.

        Members of the defined benefit section are required to contribute to the fund at the rate of 7.5% of pensionable salary. Sasol (South African operations) meets the balance of cost of providing benefits. Company contributions are based on the results of the actuarial valuation of the Fund in terms of South African legislation and are agreed by Sasol Limited and the Fund trustees.

        Contributions, for the defined contributions section, are paid by the members and Sasol at fixed rates.

        The assets of the Fund are held separately from those of the company in a trustee administered fund, registered in terms of the South African Pension Funds Act, 1956. Included in the Fund assets are 3,027,023 Sasol Limited shares valued at R333 million at year end (2001—3,732,976 shares at R275 million) purchased under terms of an approved investment strategy. The Fund received dividends on Sasol Limited shares of R13 million (2001—R10 million).

        The pension charge for the year is determined in consultation with the Fund's independent qualified actuary and is calculated using the same assumptions as those used at the last actuarial valuation of the Fund. The Fund assets have been valued at fair value.

        The prepayment of R700 million (2001—R792 million) in the balance sheet represents the accumulated excess of the actual contributions paid to the Fund over the accumulated pension accounting charge.

        In December 2001 the Pension Funds Second Amendment Act was promulgated. The Act generally provides for

  (i)
  the payment of enhanced benefits to former members and minimum pension increases for pensioners, and

  (ii)
  the apportionment of any actuarial surplus existing in the Fund, at the apportionment date, in an equitable manner between existing members including pensioners, former members and the employer in such proportions as the Trustees of the Fund shall determine.

        In determining the prepayment asset of the Fund at 30 June 2002, management, in consultation with the Fund's independent qualified actuary, have calculated the potential cost of the payment of enhanced benefits to former members and minimum pension increases for pensioners. This has resulted in a R478 million increase in the projected benefit obligation, which is disclosed as plan amendments. The unrecognised prior service cost related to these plan amendments has been included in the prepayment asset of the Fund at 30 June 2002. No determination of the further potential apportionment has been made as it in unlikely to eventuate until 2004 and is dependant on the actuarially calculated surplus, if any, that will exist at the apportionment date and the determinations of the Trustees of the Fund.

        A significant number of the employees are covered by union sponsored, collectively bargained, and in some cases, multi employer defined contribution pension plans. Information from the plans' administrators of these plans offering defined benefits is not sufficient to permit the company to determine its share, if any, of any unfunded vested benefits.

Sasol (Foreign operations)

        Pension coverage for employees of Sasol's international operations is provided through separate plans. The company systematically provides for obligations under such plans by depositing funds with Trustees for those plans operating in the United States of America and the Netherlands, or by creation of accounting obligations for other plans.

        Pension defined benefit plans

	Pension benefits
	South Africa		Foreign		Total
	30 June 2002	25 June 2001	30 June 2002	25 June 2001	30 June 2002	25 June 2001

	(Rand in millions)
Change in projected benefit obligation
Accumulated projected benefit obligation at beginning of year	1,404	1,254	1,193	—	2,597	1,254
Change arising from remeasurement	—	—	11	—	11	—
Translation of foreign entities	—	—	457	18	457	18
Service cost	2	2	77	18	79	20
Interest cost	160	161	97	24	257	185
Member contributions	2	2	4	1	6	3
Plan amendments	478	—	—	—	478	—
Actuarial losses/(gains)	155	112	(3)	9	152	121
Acquisitions	—	—	—	1,136	—	1,136
Settlement/curtailment gain	—	—	(23)	—	(23)	—
Benefits paid	(144)	(127)	(80)	(13)	(224)	(140)

Accumulated projected benefit obligation at end of year	2,057	1,404	1,733	1,193	3,790	2,597

22.  Pension and other post retirement benefits (Continued)

	Pension benefits
	South Africa		Foreign		Total
	30 June 2002	25 June 2001	30 June 2002	25 June 2001	30 June 2002	25 June 2001

	(Rand in millions)
Change in plan assets
Fair value of plan assets at beginning of year	2,063	2,029	695	—	2,758	2,029
Translation of foreign entities	—	—	221	22	221	22
Actual return on plan assets	428	234	23	17	451	251
Employer contributions	1	2	103	37	104	39
Plan participant contributions	2	2	4	1	6	3
Subsidised contributions to defined contribution plans	(159)	(77)	—	—	(159)	(77)
Acquisitions	—	—	—	631	—	631
Settlements	—	—	(19)	—	(19)	—
Benefits paid	(144)	(127)	(80)	(13)	(224)	(140)

Fair value of plan assets at end of year	2,191	2,063	947	695	3,138	2,758

        Reconciliation of the funded status to amounts recognised in the consolidated balance sheets:

	Pension benefits
	South Africa		Foreign		Total
	30 June 2002	25 June 2001	30 June 2002	25 June 2001	30 June 2002	25 June 2001

	(Rand in millions)
Funded status (liabilities)/assets	134	659	(786)	(498)	(652)	161
Unrecognised actuarial net loss	85	133	84	12	169	145
Unamortised prior service cost	448	—	—	—	448	—

Net (liability)/asset recognised	667	792	(702)	(486)	(35)	306

	Pension benefits
	South Africa		Foreign		Total
	30 June 2002	25 June 2001	30 June 2002	25 June 2001	30 June 2002	25 June 2001

	(Rand in millions)
Amounts recognised in balance sheet consist of:
Prepaid pension asset	667	792	33	—	700	792
Accrued pension liabilities
Long-term portion	—	—	(729)	(482)	(729)	(482)
Short-term portion	—	—	(6)	(4)	(6)	(4)

Net (liability)/asset recognised	667	792	(702)	(486)	(35)	306

        The net periodic pension cost/(credit) for the years ended 30 June 2002 and 25 June 2001 were:

	Pension benefits
	South Africa		Foreign		Total
	30 June 2002	25 June 2001	30 June 2002	25 June 2001	30 June 2002	25 June 2001

	(Rand in millions)
Service cost	2	2	77	18	79	20
Interest cost	160	161	97	24	257	185
Expected return on plan assets	(225)	(255)	(101)	(24)	(326)	(279)
Amortisation of:
Unrecognised prior service cost	30	—	—	—	30	—

Net pension cost/(credit)	(33)	(92)	73	18	40	(74)

        The weighted average assumptions used in calculating actuarial valuations of the principal pension plans were:

	Pension benefits
	South Africa		North America		Germany		Netherlands
	30 June 2002	25 June 2001	30 June 2002	25 June 2001	30 June 2002	25 June 2001	30 June 2002	25 June 2001

	(Rand in millions)
Discount rate	13.0%	12.0%	6.3%	6.3%	6.0%	6.0%	5.0%	5.5%
Expected return on plan assets	12.0%	11.0%	10.5%	10.5%	—	—	5.0%	5.5%
Expected future salary increases	10.5%	9.5%	3.8%	3.8%	3.0%	3.0%	3.5%	3.5%

Post retirement healthcare

        The post retirement benefit plan provides certain healthcare and life insurance benefits to South African employees hired prior to 1 January 1998, who retire and satisfy the necessary requirements of the medical fund. Generally, medical coverage provides for a specified percentage of most medical expenses, subject to preset rules and maximum amounts. The cost of providing these benefits is shared with the retirees. The plan is unfunded.

        Certain other healthcare and life insurance benefits are provided for employees hired in the United States of America. Generally, medical coverage pays a specified percentage of most medical expenses, subject to preset maxima and reduced for payments made by Medicare. The cost of providing these benefits is shared with the retirees. The plan is also unfunded.

	Post retirement healthcare
	South Africa		Foreign		Total
	30 June 2002	25 June 2001	30 June 2002	25 June 2001	30 June 2002	25 June 2001

	(Rand in millions)
Change in accumulated projected benefit obligation
Accumulated projected benefit obligation at beginning of year	1,264	832	336	—	1,600	832
Translation of foreign entities	—	—	88	20	88	20
Service cost	64	37	8	2	72	39
Interest cost	130	106	29	7	159	113
Actuarial losses	168	330	—	—	168	330
Acquisitions	—	—	—	314	—	314
Settlement/curtailment gain	(108)	—	—	—	(108)	—
Benefits paid	(50)	(41)	(31)	(7)	(81)	(48)

Accumulated projected benefit obligation at end of year	1,468	1,264	430	336	1,898	1,600

        Reconciliation of the funded status to amounts recognised in the consolidated balance sheets:

	Post retirement healthcare
	South Africa		Foreign		Total
	30 June 2002	25 June 2001	30 June 2002	25 June 2001	30 June 2002	25 June 2001

	(Rand in millions)
Funded status—liability	(1,468)	(1,264)	(430)	(336)	(1,898)	(1,600)

Net liability recognised	(1,468)	(1,264)	(430)	(336)	(1,898)	(1,600)

Amounts recognised in balance sheet consist of:
Accrued post retirement benefit liabilities	(1,468)	(1,264)	(399)	(315)	(1,867)	(1,579)
Short-term portion	—	—	(31)	(21)	(31)	(21)

Net liability recognised	(1,468)	(1,264)	(430)	(336)	(1,898)	(1,600)

        The net periodic post retirement medical cost for the years ended 30 June 2002 and 25 June 2001 was:

	Post retirement healthcare
	South Africa		Foreign		Total
	30 June 2002	25 June 2001	30 June 2002	25 June 2001	30 June 2002	25 June 2001

	(Rand in millions)
Service cost	64	37	8	2	72	39
Interest cost	130	106	29	7	159	113
Recognised net actuarial loss	168	330	—	—	168	330

Net periodic benefit cost	362	473	37	9	399	482
Settlement/curtailment gain	(108)	—	—	—	(108)	—

Net post-retirement healthcare cost	254	473	37	9	291	482

        The weighted average assumptions used in calculating actuarial valuation to post-retirement benefits were:

	Post retirement healthcare
	South Africa		Foreign
	30 June 2002	25 June 2001	30 June 2002	25 June 2001

Discount rate	10.9%	10.3%	7.3%	7.0%
Expected future salary increases	6.3%	4.9%	3.8%	3.8%
Expected future medical inflation
—Initial	9.3%	7.9%	8.5%	8.0%
—Ultimate	9.3%	7.9%	5.5%	5.5%

        Assumed health care cost trend rates have a significant effect on the amounts reported for the health care and life insurance plans. A one percentage-point change in assumed health care cost trend rates could have the following effect:

	Post retirement healthcare
	South Africa		Foreign
	Point increase	Point decrease	Point increase	Point decrease

	(Rand in millions)
2002
Effect on total service and interest cost components	49	(36)	151	(119)
Effect on accumulated post retirement benefit obligations	357	(269)	122	(97)

2001
Effect on total service and interest cost components	34	(25)	121	(95)
Effect on accumulated post retirement benefit obligations	301	(226)	97	(76)

23.  Accumulated other comprehensive income

      The components of accumulated other comprehensive income are summarised as follows:

	30 June 2002	25 June 2001

	(Rand in millions)
Translation of foreign entities, net of tax	1,683	288
Unrealised holding losses from cash flow hedging activities, net of tax	(43)	—

	1,640	288

24.  Concentration of risk

      In the normal course of business, the Group is exposed to liquidity, credit, foreign exchange, interest rate and crude oil price risks. In order to manage these risks, the Group has developed a comprehensive risk management process to facilitate control and monitoring of these risks. General corporate hedging unrelated to any specific project is not undertaken. Throughout the years ended 30 June 2002 and 25 June 2001 it has been and remains the Group's policy that no speculative trading in derivative instruments be undertaken.

24.  Concentration of risk (Continued)

        Unless specified otherwise, derivative financial instruments did not qualify as designated cash flow hedges and thus fair value gains and losses are recognised in the income statement.

Liquidity risk

        The Group manages liquidity risk by management of working capital and cash flows. Adequate banking and borrowing facilities are maintained and could be utilised to fund any potential shortfall in cash resources.

        Maturity profile of financial instruments held at 30 June 2002:

		Total carrying value	Within 1 year	1 to 2 years	2 to 5 years	More than 5 years

		(Rand in millions)
	Financial assets
	Cash and cash equivalents (note 9)	3,532	3,532		—	—
	Trade, other receivables and prepaid expenses (note 10)	9,725	9,725		—	—
	Investments in securities (note 12)	477	—	—	—	477
	Long-term receivables	1,000	—	258	346	396
	Financial liabilities
	Long and short-term debt	9,299	3,875	1,013	2,895	1,516
	Trade payables	4,410	4,410	—	—	—
	Accrued expenses and other obligations (note 16)	4,336	4,336	—	—	—
	Bank overdraft	60	60	—	—	—
	Derivative instruments—nominal value
	Forward exchange contracts
Imports (buy)	—US$	3,487	3,211	276	—	—
	—GBP	236	232	4	—	—
	—euro	1,381	1,297	84	—	—
	—Other	163	161	2	—	—
Exports (sell)	—US	$503	503	—	—	—
	—GBP	88	85	3	—	—
	—euro	436	419	17	—	—
	—Other	44	44	—	—	—
	Loans—Buy US$/sell euro forward exchange contract	2,636	2,636	—	—	—
	Interest rate swaps
	US$(designated cash flow hedge)	965	—	—	965	—
	euro (designated cash flow hedge)	1,793	—	—	1,793	—
	Rand	109	—	—	—	109
	Cross currency options	40	40	—	—	—
	Buy US$ oil futures	79	79	—	—	—

Credit risk

        The Group has credit risk with respect to long-term receivables, trade receivables, cash and cash equivalents, term investments and derivative contracts. The exposure to credit risk with regard to trade receivables is not concentrated due to a large customer base. Adequate provision is made for doubtful debts.

        The Group minimizes its credit risk relating to financial instruments by only transacting with major financial institutions on listed exchanges. Counterparty credit limits are in place and reviewed and approved by the respective subsidiary boards.

        Credit risk exposure in respect of trade receivables is analysed as follows:

	30 June 2002	25 June 2001

	(%)	(%)
By business segment
Sasol Mining	—	1
Sasol Synfuels	15	15
Sasol Oil and Gas	11	10
Sasol Chemical Industries	73	64

Chemie	43	38
Olefins and Surfactants	2	2
Solvents	7	6
Sasol Nitro division	9	9
Polymers	9	8
Other chemicals	3	1

Other Group companies	1	10

	100	100

By geographic location
South Africa	41	39
Rest of Africa	5	3
Europe	34	38
Middle East	3	2
Far East	2	3
United States of America	10	12
South America	1	1
Southeast Asia and Australasia	4	2

	100	100

        No single customer represents more than 10% of the Group's total turnover for the years ended or total trade receivables at 30 June 2002 and 25 June 2001.

Foreign exchange risk

        The Group is exposed to foreign exchange risk in respect of items denominated in foreign currencies comprising transactional exposure in terms of imports and exports and in respect of investments in overseas operations. These exposures are managed through approved policies utilising derivative instruments. The Group policy states that all South African import exposures must be covered using forward exchange contracts whilst hedging of local export exposures is optional under the discretion of every business unit head. Trade related exposures are also managed through the use of natural hedges. Financing of these transactions using foreign currency borrowings cause further potential currency exposures. All forward exchange contracts are supported by underlying commitments or receivables.

        The fair value gains/(losses) calculated below are determined by recalculating the daily forward rates for each currency using a forward rate interpolator model. The net market value of all forward exchange contracts at year end was then calculated by comparing the forward exchange contracted rates to the equivalent year end market foreign exchange rates. The present value of these net market values were then calculated using the Rand discount curve.

        The following forward exchange contracts were held at 30 June 2002:

	(Millions)		(Rand in millions)
Related to specific balance sheet items
Imports (Buy)
United States dollar—South Africa	82	10.6	870	5
United States dollar—foreign	10	9.9	99	(1)
Pound sterling—South Africa	4	17.3	69	3
euro—South Africa	57	10.1	575	24
Other currencies (US$ equivalent)	13	10.2	133	(2)
Exports (Sell)
United States dollar—South Africa	35	10.7	373	—
United States dollar—foreign	13	10.0	130	7
Pound sterling—South Africa	2	15.0	30	2
Pound sterling—foreign	4	14.5	58	1
euro—South Africa	43	10.1	436	18
Other currencies (US$ equivalent)—South Africa	—		1
Other currencies (US$ equivalent)—foreign	4		43
Loans
United States dollar—foreign	257	10.3	2,636	(9)
Related to future commitments—imports
United States dollar—South Africa	213	11.8	2,518	(239)
Pound sterling—South Africa	11	15.2	167	14
euro—South Africa	84	9.6	806	81
Other currencies (US$ equivalent)	3		30	1
Related to future commitments—exports
None

	(US$ in millions)	(US$/euro)	(Rand in millions)
Cross currency options
Buy US$/sell euro
(various)	4	0.9	40	4

Interest rate risk

        Exposure to interest rate risk on debt and investments is monitored by management. The financing of the Group is structured on a combination of floating and fixed interest rates. The benefits of fixing or capping interest rates on debt to achieve improved predictability of cash flows are considered and implemented on a case-by-case basis.

        The external financing of the Sasol Chemie group, entered into during 2001, consist primarily of a euro 470 million (R4,787 million) and US$165 million (R1,695 million) floating rate credit facility. Approximately 61% of this variable interest rate exposure has been hedged into a fixed interest rate using interest rate swaps designated as cash flow hedges. Interest rate swaps are initially recognised in the balance sheet at cost and subsequently remeasured to the fair value. Changes in fair value of interest rate swaps that are designated and qualify as effective cash flow hedges are recognised in other comprehensive income until the underlying interest payments are made on the hedged debt at which time they are reclassified to finance costs.

        The following interest rate derivative contracts were in place at 30 June 2002:

	Notional contract amount
	Foreign currency		Rand equivalent	Expiry date	Average fixed rate	Fair value gain/(loss)

	(Millions)		(Rand in millions)			(Rand in millions)
Interest rate swap
Pay fixed rate, receive floating rate
United States dollar—foreign (designated cash flow hedge)	US$	94	965	15 June 2005	5.4	(41)
euro—foreign (designated cash flow hedge)		euro 176	1,793	15 June 2005	4.7	(23)
Rand—South Africa		R 109	109	1 April 2009	15.4	9

Crude oil price risk

        The Group makes limited use of derivative instruments, including commodity swaps, options and futures contracts of short duration as a means of mitigating price and timing risks on crude oil and other energy related product purchases and sales. In effecting these transactions, the companies concerned operate within procedures and policies designed to ensure that risks, including those relating to the default of counterparties are minimised.

24.  Concentration of risk (Continued)

        The following hedging instruments were in place in respect of crude oil futures at 30 June 2002:

	Expiry date	Contract amount	Fair value gain/(loss)

		(Rand in millions)
Buy US Dollar oil futures	16 July 2002	79	(3)

Commodity chemical prices

        The Group is exposed to price risk in respect of certain of its chemicals. The prices of chemical products is based on international chemical prices of those commodities, which include ethylene, propylene, ammonia and certain solvents and polymer prices. No derivative instruments were entered into to hedge these risks.

Labour risk

        Approximately 54% of the South African labour force in South Africa are members of labour unions. The majority of the union members are blue-collar employees. The unions negotiate an annual wage agreement which is binding on employees in the bargaining unit which consists of occupational groupings of mainly blue collar workers in the organisation. These agreements are valid from 1 July to 30 June of each year. There are no long-term wage agreements in place.

        The levels of unionisation for operations outside South Africa varies. It is mostly contained amongst blue collar workers and membership ranges from 30–50%.

Mining Charter

        In October 2002, the government and representatives of South African mining companies and mineworkers' unions signed a charter (the Mining Charter), designed to facilitate the participation of historically disadvantaged South Africans in the country's mining industry. The Mining Charter requires mining companies to ensure that historically disadvantaged South Africans hold at least 15% ownership of mining assets in South Africa within five years from the signing of the Mining Charter and reach ownership of at least 26% within 10 years. The Mining Charter also requires that transactions must take place in a transparent manner, on a willing seller-buyer basis, at fair market value, where mining companies are not at risk. It also requires that mining companies assist historically disadvantaged groups in securing finance to fund participation in an amount of R100 billion over the next five years. We were not a signatory to the Mining Charter. We are closely monitoring developments in connection with the mining charter and its application. The Group will consider to what extent the principles of the charter may apply to the Group and the appropriate actions that may be required. It cannot be assured that the costs that may be incurred in any restructuring that may be undertaken as a result of the Mining Charter and relevant developments will not have a material affect on the Group's operating results, cash flows and financial position.

Disclosures regarding fair value of financial instruments

Cash and cash equivalents and bank overdraft

        The carrying amount approximates fair value as a result of the short-term maturity of these instruments.

Investments

        The fair value of debt securities is determined using a discounted cash flow method. It is not practical to determine the fair value of unlisted equity investments. These investments are carried at their original cost in the balance sheet.

Long-term receivables

        The fair value of long-term receivables approximates the carrying value as market related rates of interest are charged on these outstanding amounts.

Long-term and short-term debt

        The fair value of debt is estimated based on the effective interest rate and expected future cash flows. The fair value of short-term debt approximates the carrying value as a result of the short-term maturity periods.

Foreign currency contracts and cross-currency options

        The fair value gains/(losses) calculated below are determined by recalculating the daily forward rates for each currency using a forward rate interpolator model. The net market value of all forward exchange contracts at year end was then calculated by comparing the forward exchange contracted rates to the equivalent year end market foreign exchange rates. The present value of these net market values were then calculated using the Rand discount curve.

Interest rate swaps and oil futures

        The fair value of interest rate swaps and oil futures is determined by reference to quoted market prices for similar instruments.

        The fair values of financial instruments was as follows:

	2002		2001
	Carrying value	Fair value	Carrying value	Fair value

	(Rand in millions)
Cash and cash equivalents	3,532	3,532	2,263	2,263
Investments in securities for which it is:
—Practical to estimate fair value	144	144	27	27
—Not practical to estimate fair value	333	—	28	—
Long-term receivables	1,000	1,000	971	971
Long- and short-term debt	(9,299)	(9,292)	(7,894)	(7,890)
Bank overdraft	(60)	(60)	(16)	(16)
Foreign currency contracts	(95)	(95)	(2)	(2)
Cross-currency options	4	4	—	—
Interest rate swaps	(55)	(55)	8	8
Oil futures	(3)	(3)	—	—

25.  Supplemental cash flow information

      Details of supplemental disclosures of cash flow or non-cash investing and financing information was:

	30 June 2002	25 June 2001

	(Rand in millions)
Cash provided by operating activities includes:
Interest paid	836	487
Income taxes paid (net of refunds)	4,697	2,904
Investing and financing activities includes:
Detail of businesses acquired:
—Current assets and other	—	6,948
—Fair value of non current assets	—	8,555
—Liabilities assumed including deferred taxes	—	(7,123)
—Cash and cash equivalents balance acquired	—	(138)

Cash paid, net of cash acquired	—	8,242
Assets acquired under capital lease obligations	396	—

26.  Related parties

      No significant transactions have been identified with entities controlling, controlled by or under common control with Sasol, including individuals holding significant influence over Sasol or with Sasol senior management.

        The Group entered into transactions with related parties, comprising mainly product sales and sales of raw materials. These sales are in the ordinary course of business and terms and conditions are determined on an arm's length basis.

        The transactions and balances with related parties are summarised below:

	30 June 2002	25 June 2001

	(Rand in millions)
Income
Sales of goods and services	1,250	957

Expenses
Purchases of goods and services	274	106

        Included in the above amounts are a number of transactions with related parties which are individually insignificant.

        The balances of receivables and payables between the Group and its related parties are as follows:

	30 June 2002	25 June 2001

	(Rand in millions)
Receivables
Total South Africa (Ltd)	61	31
Schumann Sasol International Aktiengesellschaft	51	37
Sasol Chevron Holdings Limited	35	24
Merisol LP	30	20
Roche Blasting Services Proprietary Limited	16	—
Other	47	46

	240	158

Payables
Other related parties	20	20

	20	20

27.  Post balance sheet events

      On 1 July 2002, the Group acquired the remaining 33.33% of Schumann Sasol International AG from the joint venture partner. The purchase price of the acquisition was R521 million in cash. The purchase price was financed by cash generated by operations. The acquisition will be accounted for by the purchase method of accounting.

        The Group has previously committed euro 12 million to acquire 70% of the equity of Condea Nanjing Chemical Company (Condea Nanjing) from RWE-DEA. This transaction was still pending at 30 June 2002 as the necessary approval of the acquisition by the Chinese government had not been received. On 10 June 2002 the Group entered into a further agreement with RWE-DEA with the intention of acquiring the remaining 30% previously held by the Nanjing Surfactants Factory. Completion of this agreement was largely conditional on receipt of approval from various Chinese government agencies. No payment was due under this second agreement until these conditions were fulfilled. All necessary government approvals in connection with these transactions were obtained after the balance sheet date. As a result, the Group acquired 100% of Condea Nanjing on 3 September 2002. Payment for the initial 70% has been released to RWE-DEA from the trust account with the Group paying a further US$4 million for the remaining 30% stake in the company. Condea Nanjing has been renamed Sasol (Nanjing) Chemical Company Limited.

        Sasol Germany GmbH reached agreement with BP plc to acquire a 16.67% share in Aethylen Rohrleitungsgesellschaft mbH & Co KG for US$14 million (R144 million), subject to the approval of the other shareholders and the EU Commission. The transaction was finalised on 1 October 2002.

        On 30 September 2002, a guarantee of US$20 million from Sasol Chemical Industries in respect of a loan to Sasol DHB was repaid in full. An amount of R205 million was provided for this repayment and is included in accrued expenses and other obligations at 30 June 2002.

        Sasol Gas Holdings (Pty) Limited entered into a joint venture agreement with Coal Energy and Power Resources Limited (CEPR) whereby 51% of Sasol Gas' Durban South Gas Distribution Business was sold for a consideration of R165 million to CEPR with effect from 1 July 2002.

        On 6 September 2002 the Sasol board:

  •
  gave approval in principle for a project of R7,110 million that will reconfigure Sasol Synfuel's facilities to comply with the South African government's decision to allow the consumption of unleaded petrol only from 2006 onwards as well as R6,470 million on value added polymer investments enabled by the reconfiguration; and

  •
  approved that Sasol Polymers International Investments (Pty) Limited invest an amount of not more than US$140 million (R1,438 million) in the Pars (Olefin 9) project in Iran in respect of Sasol's equity contribution for a 50% share in the ethane cracker, a 50% share in the High Density Polyethylene plant and a 35% share in the Low Density Polyethylene plant. Sasol's total share of the project cost is estimated to be US$353 million (R3,625 million).

        On 29 November 2002 the Sasol board gave approval for the following:

  •
  R870 million in capital expenditure for a 1-Octene train 2 project.

  •
  R256 million in capital expenditure for a Vinyls expansion project with the objective to add value to upstream feedstocks and to maintain a leadership position in the Southern African PVC market; and

  •
  Confirmation of the financing and approval of the issue of certain guarantees in respect of the 34,000 barrel per day Qatar Gas to Liquids venture.

        The Project will basically be funded as follows:

  •
  Through US$700 million in non-recourse debt committed to by a group of commercial banks;

  •
  The remainder of US$353 million as equity respectively by Qatar Petroleum and Sasol Synfuels International.

GLOSSARY OF TERMS

Acrylic acid	An unsaturated acid that polymerises readily and is used as building block for acrylic polymers.
Aeromagnetic surveys
The determinations of the variability of the surface magnetism by trailing a detector behind an aircraft at a certain altitude above surface. These surveys are used to determine discrete magnetic bodies in the near surface strata such as dolerite dykes and sills.
Alcohol
Besides ethanol, the term refers to a broader class of chemicals. Alcohols are produced either by the fermentation of sugar or synthetically from petroleum derivatives such as ethylene and propylene. Used in organic synthesis, as solvents, detergents, beverages, pharmaceuticals, plasticiziers and fuels.
Alkylamines	Derivative of ammonia in which one or more of the hydrogen atoms is replaced by a hydrocarbon group.
Alkylates	A Sasol business unit.
Amines	Derivatives of ammonia in which one or more hydrogen atoms have been replaced by hydrocarbon atoms.
Ammonia	A compound of nitrogen and hydrogen and used for the production of fertilizers and nitrogen-containing acids such as nitric acids.
Ammonium nitrate	A derivative of ammonia containing additional oxygen, nitrogen and hydrogen atoms. Used to produce fertilizers and explosives.
Baseload
The continuous, recurrent volume of pipeline gas provided to a market through a gas pipeline network, which determines the economic viability of the particular gas pipeline project, including the ability to obtain and repay financing for the project.
Beneficiation	Adding value to lower-value raw materials by further processing.
Borehole density	The ratio of the surface area divided by the number of boreholes and is an indication of the level of information for a specific property.

Brownfields	The expansion of an existing mine working into adjacent reserve areas that are situated next to the existing mine boundaries.
Butadiene	A co-monomer. Used predominantly in the production of synthetic rubber.
Butene	Also known as an "olefin". Used: (1) in gasoline, (2) polymerized with itself, (3) reacted with aromatics; to yield a product of (in the case of (2) & (3)) higher octane for gasoline production.
Carbide	A compound of carbon and a metallic or semi-metallic element (eg, calcium, silicon, aluminium, boron).
Carbonaceous mudstone interburden	Clay sized sedimentary material that is encountered between discrete correlateable coal seams.
Carbonaceous mudstone to siltstone parting
Material that may be present within a coal seam which is composed of sedimentary material, deposited in varying velocities of water, stagnant conditions for carbonaceous mudstone to slowly moving for siltstone.
Carbon dioxide
A greenhouse gas produced by combustion of carbon-containing compounds. Used in solid (dry ice), liquid and gaseous form in a variety of industrial applications such as beverage carbonation, welding and chemicals manufacture.
Catalyst	A material that accelerates or retards a chemical reaction without being chemically affected itself (although it may be physically changed or even destroyed).
Ceramic	A hard and durable material with a crystalline structure and high resistance to chemical corrosion and heat, with a broad range of applications.
Chemical reaction	The formation of new chemical substances from one or more reactants through the breakage of existing bonds between atoms and the creation of new ones.
Coal plies	Individual bands or laminations of different types of coal within an individual coal seam that can be correlated horizontally for a finite distance.
Coal Reserves	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Cobalt	A metal element often found in the ores of other metals, soils, plants and animals. Component of catalyst systems used in the petrochemical and oil refining industries.
Commission
A critical period during which a newly constructed or modified production facility is de-bugged, tested and "switched-on", following which the facility is formally declared commercially production ready.
Co-monomer
A component of a polymer (see Polymer) that by their presence in the final consumer product (e.g. automobile trim, plastic bag, water pipes) conveys enhanced performance (appearance, flexibility, impact strength) attributes. Examples of co-monomers are: propylene, hexene, octene and butyl acrylate.
Copolymer	A polymer produced from two or more dissimilar monomers.
Corrosion	The slow destruction of metal by chemical reaction; for example, iron or steel can rust away through their reaction with oxygen contained in air or water.
Creosote	A black liquid derived from the gasification of coal and the subsequent distillation of the coal tars. Commonly used as a timber preservative.
Cresylics
A commercial blend of phenolic (ring shaped) molecules with hydroxyl groups (consisting of an oxygen and hydrogen atom) attached to it. Normally produced from coal tars when coal is gasified. Used in a wide range of applications such as resins, gasoline additive, coatings for magnet wire for small electric motors, and disinfectants.
Cyclone	A separation device found on chemical facilities to separate material based on their densities which also separates course and fine particles.
Devolatilization	The effect that heating of the coal measures due to emplacement of dolerite dykes and sills, resulting in the coal losing some of the volatile matter content contained within the coal.
Directional drilling	The drilling of a continually steered drill hole from the surface into the selected coal seam, in a predetermined direction and at a predetermined elevation.

Distillation
A process whereby mixtures of liquids are separated into their individual components under conditions of controlled heating and pressure. Each component of the mixture has a boiling-point unique to its chemical and physical properties enabling separation.
Dolerite dykes and sills
The igneous intrusions (cross cutting the strata—dykes, and partially conformable to the strata—sills) in the strata related to the emplacement of the basaltic lavas of the Lesotho Basalt Formation during the break up of the Gondwanaland super continent about 145 million years ago.
Ethoxylate
Surfactants that are produced by reacting long-chain alcohol molecules with chemical substances called ethylene oxides (ethylene molecules combined with an oxygen molecule). Commonly used in detergent formulations.
Ethyl acetate
A colorless liquid at room temperature and atmospheric pressure. Commonly known in the chemical industry as an "ester". Made from acetic acid and ethanol. Commonly used as a cleansing and extraction agent, in the paper and perfume industry and as a solvent (in ink and paint).
Ethylene
One of the fundamental building blocks of the chemical industry. A colorless gas usually produced as a consequence of heating crude oil derived material at high temperature. Commonly used as a building block in the production of polymers, lubricants, and antifreeze.
Fraction	A term commonly used in the petrochemical industry to describe a specific "range" (fraction) of hydrocarbons in a mixture, in terms of their chemical and physical properties.
Front-end engineering design	Conceptualizing and beginning the design of a plant.
Hexene	A co-monomer, (see Co-monomer). A straight chain hydrocarbon molecule containing one double bond between atoms.
Homopolymer	A polymer made from a single monomer. The polymer does not contain any co-monomer, example: polyethylene.

Horizontal drilling
The drilling of a horizontally orientated drill hole into the coal horizon from the mine workings. These drill holes are used to determine the presence of gas accumulations and displacement of the coal seam horizon.
Igneous	Of fire, fiery. Rocks produced by volcanic or magmatic action.
Impact copolymers	A particular form of polymer that by chemical and mechanical design is able to resist impact, e.g. automotive components.
Isomerisation	A process that changes the chemical and physical properties of a class of chemicals. Typically used to upgrade marginal product streams in a refinery, i.e. from a lower to a higher octane rating.
Limestone
A sedimentary rock composed mostly of calcium (the shell remains of marine animals), carbon and oxygen. One of its industrial uses is as an agricultural fertilizer, especially when mixed with ammonium nitrate, which is rich in nitrogen.
Linear Alkylbenzene (LAB)	Produced by the reaction of benzene with paraffins and is used as an intermediate in the production of surfactants in the detergent industry.
Methane	A dominating component of natural gas, which is highly flammable. Used in the production of ammonia, methanol, as a source of heat and a feedstock for our GTL process.
Methylamine	Colorless gas with a strong ammonia smell derived from methanol and ammonia. It is used as an intermediate for dyes, pharmaceuticals, fungicides, tanning and solvents.
Methyl Ethyl Ketone (MEK)	A colorless liquid commonly used as a solvent (in adhesives, inks and paints) and a selective extractant.
Methyl Isobutyl Ketone (MIBK)	A flammable colorless liquid. It is used largely as a solvent in surface coatings.
Monomer	A chemical capable of converting to long-chain polymers (plastics) or synthetic resins by combination with itself or other similar molecules or compounds.

Naphtha
A crude oil fraction used in the fuel market as a primary component for gasoline production. Also used as a feedstock for production of petrochemical products such as olefins and aromatics, which are the basic building blocks of other downstream chemical products.
n-Butanol
A straight chain hydrocarbon molecule containing 4 carbon atoms and a hydroxyl group at the end of the molecule. Also part of a family of molecules called "alcohols" or "oxygenates". Used as a solvent for resins and coatings, in detergent formulations, or as a plasticiser.
Nitric acid	A colorless strong acidic, corrosive liquid produced from ammonia. It is primarily used for the production of fertilizers and some industrial explosives and chemicals.
Octene	A straight chain hydrocarbon molecule containing eight carbon atoms and one double bond between atoms. Used as a comonomer in the production of polymers.
Olefin
Hydrocarbon molecules of varying carbon chain length characterized by a double bond between atoms. They have a bonding propensity which allows formation of larger molecules. They are used as chemical intermediates for production of plasticizer alcohols, polymers, polyethylene, fatty acids, detergent alcohol, lube oil additives and surfactants.
Oligomerise	The process of joining double bond hydrocarbon molecules (monomers) together to form short chained molecules consisting only of a few monomers.
Oxygenates
Organic compounds containing one or two oxygen atoms in their structure. They include ketones, alcohols, phenols, esters and aldehydes which are used as intermediates for producing a number of chemical products used in industries such as paints, adhesives, printing, coatings and pharmaceuticals.
Paraffin
Straight or branched hydrocarbons chain with its physical form varying from gases to waxy solids as the length of the chain increases. They are derived from gas oil fractions. Their primary usage is raw material for the production of olefins, Linear Alkylbenzenes (LAB), solvents, detergent alcohol and lubricants.

Paraffin waxes
A white, translucent solid, consisting of a mixture of solid hydrocarbons of high molecular weight and derived from crude petroleum/wax. It exhibits different physical properties such as size and structure of crystals, melting point and molecular weight. It can be used in a neat form or as blends for specific applications, such as candles, lubricants, polishes and cosmetics.
Pentene	A double bonded hydrocarbon with five carbon atoms. 1- Pentene (the double bond between atoms is at the start or the end of the chain) is used as a co-monomer in polypropylene production.
Perchloroethylene	Colorless liquid, used for applications like dry-cleaning solvent, vapor-degreasing solvent, drying agent and heat-transfer medium.
Phenol	A ring shaped molecule most commonly produced from cumene. It can also be recovered from coal tar and petroleum streams. It is mainly used as a chemical intermediate for downstream chemicals.
Phosphate	Phosphorous and phosphoric acid derived chemical, with commercial markets in agricultural and industrial sectors, e.g. fertilizers, livestock supplements, paper and water treatment.
Plasticisers	Chemical additives used as processing aids to facilitate the production of PVC, resins and polymers and influencing the physical properties of desired products.
Ply	The lateral continuity of a similar type of coal within a coal seam, as opposed to the vertical continuity of a particular type of coal.
Polyethylene
A macromolecule consisting of a long chain of ethylene molecules. It can be composed of straight-chain molecules (in a line formation), which provide a dense material known as high-density polyethylene, or of branched chain molecules (in a branch formation) that yield a product called low-density polyethylene. Used in a broad range of applications e.g. wire and cable coatings, pipe and molded fittings and packaging in especially the food industry.
Polymer	A collective term typically used in reference to polyethylene, polypropylene and other polymers.

Polymerize	To join molecules (polymers) of the same structure together so as to form larger molecules.
Polypropylene
A macromolecule consisting of a long chain of propylene molecules. It can be composed of straight-chain molecules (in a line formation), which provide a dense material known as high-density polypropylene, or of branched chain molecules (in a branch formation) that yield a product called low-density polypropylene. Commonly used for packaging film, molded parts for cars, appliances, housewares, fibers for carpets and upholstery, crates for soft drink bottles, toys.
Polystyrene	A polymer made from styrene, commonly used in applications like packaging, disposables, toys, construction and housewares.
Polythene	Generic name for polyethylene. See polyethylene.
Polyvinyl chloride
The plastic known as PVC commonly used for piping and other applications such as the production of gutters, toys, and garden hoses. PVC is produced by first ethylene reacting with chlorine and subsequently using a suitable catalyst to convert the intermediate product to a long-chain molecule.
Potassium
One of the elemental metals that is essential in plant growth, animal and human nutrition, occurring in all soils. Potassium is commonly used as a laboratory reagent, and as a component of fertilizers.
Prills	A physical form in which a chemical (e.g. urea, polyethylene) as solid is processed and sold.
Probable Coal Reserves
Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity to assume continuity between points of oberservation.

Proven Coal Reserves
Reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspections, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.
Reactor	Industrial unit to provide the physical conditions required for specific chemical reactions to take place.
Reclaimers
Large automated machines that consist of a rotating drum which picks up coal laid out on a pad in an orderly fashion and places that coal on a conveyor belt. Normally reclaimers will reclaim coal at a constant rate.
Reform
Decomposition (cracking) of hydrocarbon gases or low-octane petroleum fractions by heat and pressure, often in the presence of a catalyst. Steam reforming of natural gas is an important method of producing hydrogen.
Room and Pillar mining	The mining method used in flat-lying shallow mineral deposits, where a number of roads are developed leaving pillars to hold up the roof.
Slurry	Liquid substance containing solid particles.
Solvent
A substance capable of dissolving another substance to form a solution at the molecular or ionic size level. The main uses of organic solvents are in the coatings field (paints, varnishes and lacquers), industrial cleaners, printing inks, extractive processes and pharmaceuticals.
Stackers	Large automated machines that stack coal from a conveyor belt on to a flat pad in an orderly fashion. They consist of an inclined conveyor and swinging boom.
Styrene	A liquid hydrocarbon partly composed of ring-shaped molecules which can be easily converted to other products such as plastics, e.g., polystyrene used in packaging.

Sulphur
A pale yellow non-metallic element found as a component of crude oil, natural gas and coal. Sulphur is commonly used in making gunpowder, matches, sulphuric acid, the vulcanizing of rubber, and the treatment of skin diseases.
Surfactant
Any compound that reduces surface tension when dissolved in water or water solutions, or which reduces interfacial tension between two liquids, or between a liquid and a solid. A surfactant facilitates the solution of otherwise immiscible components e.g., oil and water. Also called surface-active agents. Used as the active ingredient in detergents.
Train	A sequence of processing units, each of them performing a different function to arrive at the final product.
Urea	A soluble, colorless, crystalline, nitrogen-containing compound derived from ammonia primarily used as a fertilizer.
Vertical diamond drilling
The drilling of a drill hole using a diamond impregnated drill bit to acquire drill core for the entire length of the drill hole. Therefore a continuous sample of the rock mass is obtained over the mineral bearing strata.
Zeolite	A chemical substance consisting of silica and aluminium extensively used as a water-softener and a detergent component.

Locality Plan of Sasol Plants and Mines in Southern Africa.

Locality Plan of Sasolburg

VANDERBIJLPARK
VEREENINGING
MOHLOLO/WONDERWATER
SIGMA
SASOLBURG
PARYS
KOPPIES
TOWNS
SASOL MINES
ROADS
RIVERS &
STREAMS

Locality Plan of Secunda

KINROSS
SYFERFONTEIN
EVANDER
TRICHARDT
SECUNDA
EMBALENHLE
TWISTDRAAI EASTMINE
WEST SHAFT
MIDDELBULT
TWISTDRAAI WESTMINE
TWISTDRAAI CENTRAL
EMBALENHLE
BRANDSPRUIT
DRIEHOEK SHAFT
BOSJESSPRUIT
NO. 2 SHAFT
CHARL CILLIERS
SOUTH SHAFT
TOWNS
SASOL FACTORIES
SASOL MINES
STOCKPLIES
ROADS
RAILWAYLINES

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

SASOL LIMITED
By:	/s/ TREVOR STEWART MUNDAY Trevor Stewart Munday Chief Financial Officer

Date: March 6, 2003

EXHIBIT INDEX

Item 19.    Exhibits

1.1	Memorandum of Association of Sasol Limited
1.2	Articles of Association of Sasol Limited
2.1	Form of Deposit Agreement between Sasol Limited and The Bank of New York, as Depositary, and Owners and Holders of American Depositary Receipts
4.1	Management Share Incentive Scheme
8.1	List of Subsidiaries

QuickLinks

TABLE OF CONTENTS
PRESENTATION OF INFORMATION
FORWARD-LOOKING STATEMENTS
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES
PART I
  ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
  ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
  ITEM 3. KEY INFORMATION
  ITEM 4. INFORMATION ON THE COMPANY
  ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
OUR RESULTS OF OPERATIONS FOR THE YEARS ENDED 30 JUNE 2002 AND 25 JUNE 2001
  ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
  ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
  ITEM 8. FINANCIAL INFORMATION
  ITEM 9. THE OFFER AND LISTING
  ITEM 10. ADDITIONAL INFORMATION
  ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
  ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
  ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
  ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
  ITEM 15. CONTROLS AND PROCEDURES
  ITEM 16. [RESERVED]
PART III
  ITEM 17. FINANCIAL STATEMENTS
  ITEM 18. FINANCIAL STATEMENTS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2002 AND 25 JUNE 2001
  ITEM 19. EXHIBITS
Report of Independent Accountants
SASOL LIMITED AND ITS SUBSIDIARIES CONSOLIDATED INCOME STATEMENTS for the years ended
SASOL LIMITED AND ITS SUBSIDIARIES CONSOLIDATED BALANCE SHEETS At
SASOL LIMITED AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY for the years ended
SASOL LIMITED AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS for the years ended
SASOL LIMITED AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME for the years ended
SASOL LIMITED AND ITS SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
GLOSSARY OF TERMS
Locality Plan of Sasol Plants and Mines in Southern Africa.
Locality Plan of Sasolburg
Locality Plan of Secunda
SIGNATURES
EXHIBIT INDEX
  Item 19. Exhibits